VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account C
MULTIPLE SPONSORED RETIREMENT OPTIONS II
CONTRACT PROSPECTUS - MAY 1, 2016

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code"). The contracts may not be available in all states.

Why Reading This Prospectus Is Important. Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Your plan sponsor may have selected a subset of variable and/or fixed interest options to be available for investment under your plan.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** section on page 13. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options:
  • Guaranteed Accumulation Account   • Fixed Plus Account II   • Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA").

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See **"CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay. **The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2016 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under **"CONTRACT OVERVIEW - Questions: Contacting the Company."** You may also obtain a prospectus or an SAI for any of the funds, or a GAA prospectus, by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-167680. The number assigned to the registration statement for the GAA is 333-210551. The SAI table of contents is listed on page 50 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

Alger Green Fund (Class A)[1]	Parnassus Core Equity Fund[SM] (Investor Shares)[1]
Amana Growth Fund (Investor Class)[1]	PIMCO CommodityRealReturn Strategy Fund[®]
Amana Income Fund (Investor Class)[1]	(Administrative Class)[1]
American Beacon Small Cap Value Fund (Investor Class)[1]	PIMCO Real Return Portfolio (Administrative Class)[1][3]
American Century Investments[®] Inflation-Adjusted Bond Fund	Prudential Jennison Utility Fund (Class Z)[1]
(Investor Class)[1]	TCW Total Return Bond Fund (Class N)[1]
American Funds[®] - American Mutual Fund[®](Class R-4)[1]	Templeton Global Bond Fund (Class A)[1]
American Funds[®] - Capital Income Builder[®] (Class R-4)[1]	Third Avenue Real Estate Value Fund (Institutional Class)[1]
American Funds[®] - EuroPacific Growth Fund[®] (Class R-4)[1]	USAA Precious Metals and Minerals Fund (Adviser Shares)[1]
American Funds[®] - Fundamental Investors[®] (Class R-4)[1]	Victory Integrity Small-Cap Value Fund (Class Y Shares)[1]
American Funds[®] - New World Fund[®] (Class R-4)[1]	Voya Corporate Leaders[®] 100 Fund (Class I)[1]
American Funds[®] - SMALLCAP World Fund[®] (Class R-4)[1]	Voya Global Equity Portfolio (Class S)
American Funds[®] - The Growth Fund of America[®] (Class R-4)[1]	Voya Global Perspectives[®] Portfolio (Class I)[5]
Ariel Fund (Investor Class)[1]	Voya GNMA Income Fund (Class A)[1][3]
Artisan International Fund (Investor Shares)[1][2]	Voya Government Money Market Portfolio (Class I)
ASTON/Fairpointe Mid Cap Fund (Class N)[1]	Voya Growth and Income Portfolio (Class I)
Ave Maria Rising Dividend Fund[1]	Voya Index Solution 2025 Portfolio (Class I)[5]
BlackRock Health Sciences Opportunities Portfolio	Voya Index Solution 2035 Portfolio (Class I)[5]
(Institutional Shares)[1]	Voya Index Solution 2045 Portfolio (Class I)[5]
BlackRock Mid Cap Value Opportunities Fund	Voya Index Solution 2055 Portfolio (Class I)[5]
(Institutional Shares)[1]	Voya Index Solution Income Portfolio (Class I)[5]
Calvert VP SRI Balanced Portfolio (Class I)	Voya Intermediate Bond Portfolio (Class I)
ClearBridge Aggressive Growth Fund (Class I)[1]	Voya International Index Portfolio (Class I)
Columbia Mid Cap Value Fund (Class A)[1]	Voya Large Cap Growth Portfolio (Class S)
Davis Financial Fund (Class Y)[1]	Voya Large Cap Value Portfolio (Class S)
Delaware Small Cap Value Fund (Class A)[1]	Voya MidCap Opportunities Portfolio (Class I)
Deutsche Small Cap Growth Fund (Class S)[1]	Voya Multi-Manager International Small Cap Fund (Class I)[1][3]
Federated International Leaders Fund (Institutional Shares)[1][3]	Voya Russell[TM] Large Cap Index Portfolio (Class I)
Fidelity Advisor[®] New Insights Fund (Class I)[1]	Voya Russell[TM] Mid Cap Index Portfolio (Class I)
Fidelity[®] VIP Contrafund[®] Portfolio (Initial Class)	Voya Russell[TM] Small Cap Index Portfolio (Class I)
Franklin Biotechnology Discovery Fund (Advisor Class)[1][4]	Voya Small Company Portfolio (Class I)
Franklin Natural Resources Fund (Advisor Class)[1]	Voya SmallCap Opportunities Portfolio (Class I)
Franklin Small Cap Value VIP Fund (Class 2)	Voya U.S. Bond Index Portfolio (Class I)
Goldman Sachs Growth Opportunities Fund (Class IR Shares)[1]	Voya U.S. Stock Index Portfolio (Class I)
Invesco American Value Fund (Class R5)[1]	VY[®] American Century Small-Mid Cap Value Portfolio
Invesco Energy Fund (Class R5)[1]	(Class I)
Invesco Floating Rate Fund (Class R5)[1]	VY[®] Baron Growth Portfolio (Class S)
Invesco High Yield Fund (Class R5)[1]	VY[®] Clarion Real Estate Portfolio (Class S)
Invesco Mid Cap Core Equity Fund (Class A)[1][5]	VY[®] Invesco Equity and Income Portfolio (Class I)
Ivy Science and Technology Fund (Class Y)[1]	VY[®] Invesco Growth and Income Portfolio (Class S)
JPMorgan Equity Income Fund (Select Class Shares)[1]	VY[®] JPMorgan Emerging Markets Equity Portfolio (Class S)
Lazard International Equity Portfolio (Open Shares)[1][3]	VY[®] JPMorgan Small Cap Core Equity Portfolio (Class S)
Loomis Sayles Value Fund (Class Y)[1]	VY[®] Oppenheimer Global Portfolio (Class I)
Lord Abbett Short Duration Income Fund (Class R4)[1][3]	VY[®] Pioneer High Yield Portfolio (Class I)
Metropolitan West Total Return Bond Fund (Class M)[1]	VY[®] T. Rowe Price Capital Appreciation Portfolio (Class S)
MFS[®] International Value Fund (Class R3)[1]	VY[®] T. Rowe Price Equity Income Portfolio (Class S)
MFS[®] New Discovery Fund (Class R3)[1]	VY[®] T. Rowe Price Growth Equity Portfolio (Class I)
Nuveen U.S. Infrastructure Bond Fund (Class I)[1]	VY[®] Templeton Foreign Equity Portfolio (Class I)
Oppenheimer Developing Markets Fund (Class Y)[1][6]	VY[®] Templeton Global Growth Portfolio (Class I)
Oppenheimer International Growth Fund (Class Y)[1]	Wanger International
Oppenheimer International Small-Mid Company Fund (Class Y)[1][7]	Wanger Select
Oppenheimer Main Street Small Cap Fund[®]/VA	Wanger USA
(Non-Service Shares)	

*See **"APPENDIX V – FUND DESCRIPTIONS"** for a complete listing of all fund name changes since your last supplement and for further information about the funds.

[1]   This fund is available to the general public in addition to being available through variable annuity contracts. See **"FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans"** for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contract.

[2]   This fund is only available to plans who have selected the fund as an investment option prior to July 1, 2016.

[3]   This fund will be available for investment beginning May 9, 2016.

[4]   Franklin Biotechnology Discovery Fund is only available to plans offering the fund prior to July 8, 2014.

[5]   These funds are structured as fund of funds that invest directly in shares of underlying funds. See **"FEES - Fund of Funds"** for additional information.

[6]   Oppenheimer Developing Markets Fund is only available to plans offering the fund prior to April 12, 2013.

[7]   This fund is only available to plans who have selected the fund as an investment option prior to April 1, 2016.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See **"CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a), 401(k), or Roth 401(k) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See **"RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "***Contract Phases***," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "**DEATH BENEFIT"** and **"INCOME PHASE."**

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See **"WITHDRAWALS"** and **"FEDERAL TAX CONSIDERATIONS."**

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See **"SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. See **"FEE TABLE"** and **"FEES."**

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See **"FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide Voya Retirement Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1 ||
Voya Retirement Insurance and Annuity Company
|| Step 2 ||
Fixed Interest Option
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. See **"INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Select an option that provides a death benefit to beneficiaries; or
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1]
 (as a percentage of amount withdrawn, if applicable)

 Applicable to Texas K-12 contracts... 7%
 Applicable to all other contracts 5%

Loan Interest Rate Spread (per annum)[2] 3.0%
Loan Initiation Fee[3] $100.00

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to Texas K-12 contracts	Applicable to all other contracts
Maximum Annual Maintenance Fee[4]	$0.00	$50.00
Separate Account Annual Expenses[4] *(as a percentage of average account value)*		
Maximum Mortality and Expense Risk Charge[5]	1.25%	1.50%
Maximum Administrative Expense Charge	0.25%[6]	0.25%[7]
Maximum Total Separate Account Expenses	1.50%	1.75%

*State premium taxes may apply, but are not reflected in the fee tables or examples. See **"FEES - Premium and Other Taxes."**

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[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See **"FEES."**

[2] This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a spread of up to 3.0% per annum. Currently, the loan interest spread for most contracts is 2.5% per annum. See **"LOANS – Charges Associated with Loans."**

[3] Certain contracts that have a zero loan interest rate spread may be subject to a loan initiation fee each time a loan is taken from your account value. See **"LOANS – Charges Associated with Loans."**

[4] These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[5] A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge. See **"DEATH BENEFIT."**

[6] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[7] We may not impose this charge. We reserve the right, however, to charge up to 0.25% annually. See **"FEES – Administrative Expense Charge."**

In this section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

Texas K-12 contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		Applicable to All Other Contracts	
	Minimum	Maximum	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.26%	1.39%	0.26%	1.60%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.267%), separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period:				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$956	$1,480	$2,023	$3,214	$292	$895	$1,523	$3,214
Applicable to all other contracts	$871	$1,629	$2,301	$3,877	$364	$1,108	$1,872	$3,877

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* This example will not apply if, during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Example (A) If you withdraw your entire account value at the end of the applicable time period:				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$850	$1,159	$1,482	$2,073	$179	$554	$954	$2,073
Applicable to all other contracts	$744	$1,253	$1,676	$2,612	$231	$711	$1,219	$2,612

———————

* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX VI**, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. See **"FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 401(k), 403(b) and 457, including Roth 401(k), Roth 403(b) and Roth 457(b) plans. Contracts may not be available in all states and may not be used with Roth 403(b) or governmental 457(b) plans in certain states.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Tax Code Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, the purchase payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous contract or plan; and/or
- Installment payments: More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. We may place the different types of payments in distinct accounts.

Contributions to Roth 401(k), Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 401(k), Roth 403(b) and Roth 457(b) contributions will be placed in distinct accounts.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.voyaretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See **"INVESTMENT OPTIONS" and "TRANSFERS."**

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See **"FEES" and "APPENDIX II - Fixed Plus Account II."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See **"FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of plan, as follows:
- **Under 401(a), 401(k), Roth 401(k), 403(b), or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt Non-Governmental 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? The terms of the annuity contract will determine who holds rights under the contracts:
- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans."**

For additional information about the respective rights of the contract holder and participants, see **"APPENDIX IV."**

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the GAA. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We provide brief descriptions of the funds in **APPENDIX V**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

 "Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

Public Funds. The following funds, which are available through the contract, are also available to the general public outside of the contract:

- Alger Green Fund
- Amana Growth Fund
- Amana Income Fund
- American Beacon Small Cap Value Fund
- American Century Investments ® Inflation-Adjusted Bond Fund
- American Funds® - American Mutual Fund®
- American Funds® - Capital Income Builder®
- American Funds® - EuroPacific Growth Fund®
- American Funds® - Fundamental Investors®
- American Funds® - New World Fund®
- American Funds® - SMALLCAP World Fund®
- American Funds® - The Growth Fund of America®
- Ariel Fund
- Artisan International Fund
- ASTON/Fairpointe Mid Cap Fund
- Ave Maria Rising Dividend Fund
- BlackRock Health Sciences Opportunities Portfolio
- BlackRock Mid Cap Value Opportunities Fund
- ClearBridge Aggressive Growth Fund
- Columbia Mid Cap Value Fund
- Davis Financial Fund
- Delaware Small Cap Value Fund
- Deutsche Small Cap Growth Fund
- Federated International Leaders Fund
- Fidelity Advisor® New Insights Fund
- Franklin Biotechnology Discovery Fund
- Franklin Natural Resources Fund
- Goldman Sachs Growth Opportunities Fund
- Invesco American Value Fund
- Invesco Energy Fund
- Invesco Floating Rate Fund
- Invesco High Yield Fund
- Invesco Mid Cap Core Equity Fund
- Ivy Science and Technology Fund
- JPMorgan Equity Income Fund
- Lazard International Equity Portfolio
- Loomis Sayles Value Fund
- Lord Abbett Short Duration Income Fund
- Metropolitan West Total Return Bond Fund
- MFS® International Value Fund
- MFS® New Discovery Fund
- Nuveen U.S. Infrastructure Bond Fund
- Oppenheimer Developing Markets Fund
- Oppenheimer International Growth Fund
- Oppenheimer International Small-Mid Company Fund
- Parnassus Core Equity Fund^{SM}
- PIMCO CommodityRealReturn Strategy Fund®
- PIMCO Real Return Portfolio
- Prudential Jennison Utility Fund
- TCW Total Return Bond Fund
- Templeton Global Bond Fund
- Third Avenue Real Estate Value Fund
- USAA Precious Metals and Minerals Fund
- Victory Integrity Small-Cap Value Fund
- Voya Corporate Leaders® 100 Fund
- Voya GNMA Income Fund
- Voya Multi-Manager International Small Cap Fund

See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contracts.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue From the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with Section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with Section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;

- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** See also **"TRANSFERS"** for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, see **"APPENDIX I," "APPENDIX II"** and **"APPENDIX III"** and the GAA prospectus. The GAA prospectus may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds— including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses, fixed interest option appendices and the GAA prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:

- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in **"FEE TABLE"**. Please review both this section and **"FEE TABLE"** for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the GAA. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

Contracts Other Than Texas K-12. This is the maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:
- The number of years since the individual account was established; or
- The number of years since the contract was established.

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions), single purchase payments (rollovers, exchanges or other one-time contributions), as well as Roth 401(k), Roth 403(b) and Roth 457(b) contributions.

Types of Fees

You may incur the following types of fees under the contract:
- Transaction Fees;
  - ▷ Early Withdrawal Charge;
  - ▷ Loan Interest Rate Spread and Loan Initiation Fee;
  - ▷ Redemption Fees;
- Periodic Fees and Charges:
  - ▷ Annual Maintenance Fee;
  - ▷ Mortality and Expense Risk Charge;
  - ▷ Administrative Expense Charge;
- Fund Fees and Expenses;
- Charges for Advisory Services; and
- Premium and Other Taxes.

Terms to Understand in the Early Withdrawal Schedules

- Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.

Account Years or Contract Years (depending upon the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Texas K-12 Contracts. The following schedule applies to Texas K-12 contracts.

Account Years	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Early Withdrawal Charge Waivers Under All Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

The charge is waived for portions of a withdrawal that are:
- Used to purchase income phase payments;
- Used to purchase a single premium immediate annuity or certain individual retirement annuities issued by the Company or one of its affiliates, provided that the right to cancel under the new contract is not exercised;*
- Made under a systematic distribution option;
- Made because the Company terminated the account under the circumstances described in **"OTHER TOPICS – Account Termination;"**
- Paid where your account value is $5,000** or less (or, if applicable, as otherwise allowed by your plan for lump-sum cash-outs without participant consent), and no amounts have been withdrawn, used to provide income phase payments, or taken as a loan within the prior 12 months;
- Due to your death before income phase payments begin;
- Made to a participant who is separated from service, when certified by the employer;
- Due to financial hardship (for 401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) plans) or unforeseeable emergency (for 457(b) and Roth 457(b) plans) as defined in the Tax Code;
- Due to the transfer or exchange of your account value to another contract issued by the Company for your plan, subject to various conditions agreed to by the Company; provided that the right to cancel under the new contract is not exercised; and
- For a transfer or exchange to a Company Tax Code Section 403(b)(7) custodial account, subject to the restrictions set forth in Tax Code Section 403(b)(7)(A)(ii), and subject to various conditions agreed to by the Company.

_____

* If you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established.

** $5,000 limit may be lower in some states.

Early Withdrawal Charge Waivers Under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder). This charge may be waived for portions of a withdrawal that are:

- Withdrawn from contracts used with plans under Section 401(a), 401(k), Roth 401(k), 403(b), or Roth 403(b) of the Tax Code, if the withdrawal is less than or equal to 10% of your account value and is the first partial withdrawal in a calendar year;*
- Made for the purposes of taking a loan in accordance with the terms of the plan, subject to conditions agreed to by the contract holder and the Company in writing;
- To purchase permissive past service credit under a governmental defined benefit plan;
- Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer, and the amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period; and
- In-service distributions permitted by certain 401(a) and 457(b) and Roth 457(b) governmental plans, when certified by the employer.

_____

* To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

- The number of participants under the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals; and
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Loan Interest Rate Spread and Loan Initiation Fee

For a discussion of the loan interest rate spread and the loan initiation fee, the fees and costs that may be associated with loans, please see **"LOANS – Charges Associated with Loans."**

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $50.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on your account anniversary. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 401(k), Roth 403(b) or Roth 457(b) account. Under some plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account. It may also be used to defray plan administration costs that the Company has agreed to pay, if applicable.

Increase, Reduction or Elimination. The maintenance fee may vary (be increased, reduced or eliminated), as described in the contract. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
• The size, type and nature of the group to which a contract is issued;
• Amount of contributions to the contract;
• The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
• The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
• The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease, or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction, or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in **"FEE TABLE."**

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts during the accumulation phase for Texas K-12 contracts and 1.50% annually for all other contracts. 1.25% annually of your account value invested in the subaccounts during the income phase. See **"INCOME PHASE - Charges Deducted."** We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:
• Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
• Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
- Whether or not a transfer credit was selected by the plan sponsor; and
- Whether or not the contract includes a guaranteed death benefit.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. We reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

Fund Fees and Expenses

As shown in the fund prospectuses and described in **"FEE TABLE – Fund Fees and Expenses,"** each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract (including funds with limited availability) that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2015, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments®
- American Funds®
- Franklin® Templeton® Funds
- OppenheimerFunds, Inc.
- Columbia Funds
- PIMCO Funds
- Amana Funds
- Lord Abbett Funds
- Invesco Investments
- Aston Funds
- American Century Investments®
- Calvert Funds
- BlackRock, Inc.
- Parnassus Funds
- Artisan Funds
- Metropolitan West Funds
- Ariel Mutual Funds
- Alger Funds
- Federated Funds
- Delaware Investments
- USAA Funds
- Lazard Funds
- Nuveen Investments
- Ivy Funds®
- J.P. Morgan Funds
- Deutsche Asset Management, LLC
- American Beacon® Funds
- Ave Maria Mutual Funds
- Victory Funds
- Prudential Investment Management Services, LLC
- Third Avenue Management
- Goldman Sachs Asset Management
- Davis Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2015, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Charges for Advisory Services

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment adviser. Advisory fees will be deducted on a proportional basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement, and any set-up fees may be deducted on a proportional basis from all of the funds in which the participant is invested.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
* Account dollars directed to the fixed interest options, including interest earnings to date; less
* Any deductions from the fixed interest options (e.g., withdrawals, fees); and plus
* The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in **"FEE TABLE"** and **"FEES."**

Valuation. We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See **"FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.


$5,000 contribution
Step 1 ||
Voya Retirement Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B

Step 1: An investor contributes $5,000.

Step 2:

- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in **"CONTRACT PURCHASE AND PARTICIPATION."** Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed as of the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
* Increased trading and transaction costs;
* Forced and unplanned portfolio turnover;
* Lost opportunity costs; and
* Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
* **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
* **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
* Meets or exceeds our current definition of Excessive Trading, as defined below; or
* Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The Company may change or discontinue the dollar cost averaging program at any time.

Dollar cost averaging is not available to participants in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Asset Rebalancing Program. Under some contracts, you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at https://voyaretirement.voyaplans.com, or by completing and submitting an asset rebalancing form. The Company may change or discontinue the asset rebalancing program at any time.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Transfers Between Individual Accounts. We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (see **"Withdrawal Restrictions"** in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must select the withdrawal amount:
- Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the GAA (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fees, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the GAA or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the GAA. The amount available from the Fixed Plus Account II may be limited;
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

For a description of limitations on withdrawals from the Fixed Plus Account II, see **"APPENDIX II."**

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

- Early Withdrawal Charge. See **"FEES - Early Withdrawal Charge"**
- Maintenance Fee. See **"FEES – Annual Maintenance Fees"**
- Market Value Adjustment. See **"APPENDIX I"**
- Redemption Fees. **See "FEES - Redemption Fees"**
- Tax Penalty. See **"FEDERAL TAX CONSIDERATIONS"**
- Tax Withholding. See **"FEDERAL TAX CONSIDERATIONS"**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company;"** or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which became due after the withdrawal and before the reinstatement. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Special rules apply to reinstatements of amounts withdrawn from the GAA. See **"APPENDIX I."** Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  ▷ Salary reduction contributions made after December 31, 1988; and
  ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See **"FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans;"**
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship (only contributions, and not the earnings, may be withdrawn on financial hardship);
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution; and
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full and Partial Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option ("ECO").** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax-exempt employers) you may revoke it at any time through a written request to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts. However, under some contracts, participant Roth 401(k) or Roth 403(b) accounts may be included in the calculation of the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Read the terms of the loan agreement before submitting any request.

Charges Associated with Loans. If you are eligible and take a loan from your account value, you may be subject to one of the following two charges associated with loans:
*   **Loan Interest.** Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread for most contracts is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of between 0.0% and up to 3.0%; or
*   **Loan Initiation Fee.** Loans under certain contracts that have a 0.0% loan interest rate spread may be subject to a loan initiation fee instead. This fee will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

For information about whether the loan interest rate spread or the loan initiation fee is applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):
*   Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
*   Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see **"INCOME PHASE."**

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:
*   The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
*   The payment request should include selection of a benefit payment option; and
*   Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (see **"INCOME PHASE - Income Phase Payment Options"**); and
- Payment under an available systematic distribution option (subject to certain limitations). See **"SYSTEMATIC DISTRIBUTION OPTIONS."**

Leaving the account value invested in the contract is also an available option under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in the contract.

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in **"The Retained Asset Account"** below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Options. The various death benefit options that may be made available by the Company under the contract are listed below. For information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

Account Value Death Benefit. Under some contracts, the death benefit will be based on your account value. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX I** and in the GAA prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Return of Purchase Payment Death Benefit. Most contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when determining the mortality and expense risk charge applicable to your group contract. See **"FEES - Mortality and Expense Risk Charge."** For those contracts, the guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA; or
- The sum of payments (minus any applicable premium tax) made to your account, minus the dollar amount of any withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract and/or certificate/enrollment materials for treatment of amounts held in the GAA.

Adjusted Purchase Payment Guaranteed Death Benefit. Under another form of guaranteed death benefit that may be available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. See **"FEES - Mortality and Expense Risk Charge."**

Calculating the Value of the Death Benefit. The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a completed election form in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** where:

(a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and

(b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. See **"APPENDIX I"** and the GAA prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a completed election form in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

- **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
- **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See **"FEDERAL TAX CONSIDERATIONS"** for additional information.

INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
• Start date;
• Income phase payment option (see the income phase payment options table in this section);
• Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
• Choice of fixed or variable payments; and
• Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service.

Payments from the Fixed Plus Account II. Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. Availability of subaccounts may vary during the income phase.

Assumed Net Investment Rate. If variable payments are elected, the initial income phase payment will reflect an assumed annual net investment rate of 3.5%. Subsequent income phase payments will fluctuate based upon the investment performance of the subaccount you selected. For more information the assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Payment of Death Benefit or Proceeds. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option. See **"DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See **"FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option, you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

_____

*   Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95

Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. For amounts held in the Fixed Plus Account II during the accumulation phase, the payment must be on a fixed basis. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

_____
*   Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period we will charge the applicable early withdrawal charge. **See "FEES - Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:
*   Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
*   Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
*   This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
*   We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
*   No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this section:

*   **Introduction;**
*   **Taxation of Qualified Contracts;**
*   **Possible Changes in Taxation; and**
*   **Taxation of the Company**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **401(a), 401(k) and Roth 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account, which provides for tax-free distributions subject to certain restrictions;

- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and

- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account. The Tax Code also allows employees of certain tax-exempt 457(b) Plan employers to contribute after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the **"INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds."** In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2016). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $18,000 (for 2016). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,000 (as indexed for 2016). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
* $6,000; or
* The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Additional special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: twice the deferral limit ($36,000); or the basic annual limit plus the amount of the base limit not used in prior year (only allowed if not using age 50 and over catch-up contributions.) For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
* The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
* You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
* The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
* Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
* A required minimum distribution under Tax Code Section 401(a)(9);

- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (collectively, qualified plans), or amounts from a governmental 457(b) plan that are attributable to rollovers from qualified plans unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) or Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) or Roth 457(b) account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings); or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings);
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Pursuant to new tax regulations, before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:

- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax-exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

- Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2016, your entire balance must be distributed to the designated beneficiary by December 31, 2021. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Taxes must be paid with assets outside of the Plan. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Management personnel may also receive additional compensation for sales of group contracts with Fixed Plus Account II to group contract holders of existing Company contracts containing certain older fixed account options, to be made available to those participants who established an account with the Company after the issuance of the new group contract. These other promotional incentives or payments may be limited to sales during a limited period of time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
• Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2015, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1.	Signator Financial Services, Inc.	14.	Lincoln Investment Planning Inc.
2.	LPL Financial Corporation	15.	Royal Alliance Associates, Inc.
3.	Morgan Stanley Smith Barney LLC	16.	NYLIFE Securities LLC
4.	Voya Financial Advisors, Inc.	17.	Northwestern Mutual Investment Services, LLC
5.	Regulus Advisors, LLC	18.	Raymond James Financial Services, Inc.
6.	Cetera Financial Group	19.	Ameriprise Financial Services, Inc.
7.	Woodbury Financial Services, Inc.	20.	Lincoln Financial Advisors Corporation
8.	NFP Advisor Services, LLC	21.	Cadaret, Grant & Co., Inc.
9.	American Portfolios Financial Services, Inc.	22.	Lockton Financial Advisors, LLC
10.	PlanMember Securities Corporation	23.	First Allied Securities, Inc.
11.	Securities America, Inc.	24.	National Planning Corporation
12.	MetLife Securities, Inc.	25.	Oneida Wealth Management, Inc.
13.	GWN Securities, Inc.		

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the addresses provided in "**CONTRACT OVERVIEW—Questions: Contacting the Company**" or by calling 1-800-262-3862.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the contract we may generally, upon 30 days' written notice to the contract holder (some contracts may require a longer notice period), make other changes to group contracts, including changes to the tables for determining the amount of income phase payments or the income phase options available, that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b), Roth 401(k) or Roth 457(b) accounts) as a designated Roth 403(b), Roth 401(k) or Roth 457(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if contributions have not been made to the account for a period of two full years and the guaranteed monthly benefit under the income phase options would be less than $20 per month. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the GAA will be deposited in a nonunitized separate account established by the Company. This option may not be available in all states or in certain contracts. This Appendix is only a summary of certain facts about the GAA and does not include elements of the GAA that do not apply to the contracts offered through this prospectus. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

General Disclosure. Amounts that you invest in the GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the GAA, you will want to contact your local representative or the Company to learn:
• The interest rate we will apply to the amounts that you invest in the GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the GAA.
• The period of time your account dollars need to remain in the GAA in order to earn that rate. You are required to leave your account dollars in the GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to the GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions

If all or a portion of your account value in the GAA is withdrawn, you may incur the following:
• Market Value Adjustment (MVA) as described in this appendix and in the GAA prospectus;
• Tax Penalties and/or Tax withholding - See **"FEDERAL TAX CONSIDERATIONS;"**
• Early Withdrawal Charge - See **"FEES;"** and/or
• Maintenance Fee - See **"FEES."**

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Certain waivers of the MVA may also apply. See your GAA prospectus for further details. Generally:
• If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the GAA; and
• If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
• Short-term – three years or less; and
• Long-term – 10 years or less, but greater than three years.

At the end of a guaranteed term, the contract holder, or you if permitted may:
• Transfer dollars to a new guaranteed term;
• Transfer dollars to other available investment options; or
• Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the GAA may be transferred among guaranteed terms offered through the GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The GAA cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** *The number assigned to the registration statement for this offering is 333-210551.*

APPENDIX II
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. This option may not be available in all states or in certain contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account II. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months, after making a written request and receiving approval from the applicable insurance commissioner.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"**. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option on a life-contingent basis or payments for a stated period on a fixed-only basis. We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

The 20% limit is also waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:
- The hardship or unforeseeable emergency is certified by your employer, if applicable;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship or unforeseeable emergency during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

The 20% limit is also waived if the partial withdrawal is due to separation from service and the following conditions are met:
• The separation from service is documented in a form acceptable to us;
• The amount withdrawn is paid directly to you or as a direct rollover to a Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
• The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

In addition, under some contracts for 401(a) and 457(b) plans, the percentage limit is waived:
• For any in-service distribution permitted by the plan when:
  ▷ The distribution is certified by the employer;
  ▷ The amount is paid directly to the participant; and
  ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

• For the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, under certain contracts, the percentage limit is waived:
• To purchase permissive past service credit under a governmental defined benefit plan.
• Due to disability as defined in the Tax Code, and when:
  ▷ If applicable, certified by an employer;
  ▷ The amount is paid directly to the participant; and
  ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

We may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, as applicable, if allowed by the plan and permitted under the contract, request a full withdrawal of your account value or the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II with interest, in five annual payments equal to:
• One-fifth of the individual Fixed Plus Account II value, or the value of the sum of all individual accounts, as applicable, in the Fixed Plus Account II on the day the request is received, reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase income phase payments, or loans initiated by either by the contract holder or you during the prior 12 months;
• One-fourth of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months;
• One-third of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the Contract Holder or you, during the prior 12 months;
• One-half of the remaining Fixed Plus Account II value 12 months later; and reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months; and
• The balance of the Fixed Plus Account II value 12 months later.

Subject to these five year payment provisions, the contract holder may withdraw the sum of the value of all individual accounts under the contract provided that the contract holder controls the contract.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II at any time.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

- When the amount in the Fixed Plus Account II is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and during the previous 12 months no amounts have been withdrawn, transferred, taken as a loan (if allowed under the Contract), or used to purchase income phase payments;
- Due to a participant's death before income phase payments begin and paid within six months of the participant's death;
- Made because the Company terminated the account under the circumstances described in **"OTHER TOPICS - Account Termination"**;
- To purchase income phase payments on a life-contingent basis or payments for a stated period on a fixed-only basis;
- Due to a participant's separation from service (provided, however, that such waiver shall not apply due to a participant's severance from employment that would not otherwise qualify as a separation from service), and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount is paid directly to the participant or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by the participant; and
  - ▷ The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period;
- Due to a participant's financial hardship or unforeseeable emergency as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to financial hardship during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, under certain contracts we will waive the five-payment full withdrawal provision due to one or more of the following:
- For any in-service distribution permitted by the plan, when:
  - ▷ Certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

- For amounts taken as a loan in accordance with the terms of the plan. The withdrawal is made on a pro rata basis from each of the investment options in which the individual account is invested. Certain investment options may be excluded from the pro rata withdrawal requirement as directed by the participant at the time of the loan withdrawal and agreed to by the Company.

- To purchase permissive past service credit under a governmental defined benefit plan.

- Due to disability as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. In calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Income Phase. Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. Availability of subaccounts may vary during the income phase.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. See **"CONTRACT PURCHASE AND PARTICIPATION - Transfer Credits."** The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account II.

APPENDIX III
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under certain exchanged contracts (contracts exchanged from prior Company contracts). Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. This option may not be available in all states.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "**FEES - Early Withdrawal Charge**." When the contract is issued to replace an existing contract issued to the plan by the Company, the time basis for measuring the applicable withdrawal charge will reflect the number of years between the effective date of individual accounts under the previous contract and the date of the withdrawal.

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year. We determine the amount available for transfer based on your Fixed Account value as of the date we receive the transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account II (if available under the contract).

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX IV
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT

For Plans under Section 403(b) and 401 of the Tax Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b), Roth 403(b), 401(a), 401(k), or Roth 401(k), ("Plan") and has purchased a Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a) and 401(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 403(b), 401(a) and 401(k) the participant has ownership in the value of his/her Employer Account.
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
- On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See **"FEDERAL TAX CONSIDERATIONS - Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX V
FUND DESCRIPTIONS

List of Fund Name Changes

New Fund Name	Former Fund Name
Voya Global Equity Portfolio	Voya Global Value Advantage Portfolio
Voya Government Money Market Portfolio	Voya Money Market Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Beacon Small Cap Value Fund **Investment Adviser:** American Beacon Advisors, Inc. **Subadviser:** Barrow, Hanley, Mewhinney & Strauss, LLC; Brandywine Global Investment Management, LLC; Dreman Value Management, LLC; Hotchkis and Wiley Capital Management, LLC; The Boston Company Asset Management, LLC and Hillcrest Asset Management, LLC	Seeks long-term capital appreciation and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® – American Mutual Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to strive for the balanced accomplishment of three objectives: current income, growth of capital and conservation of principal.
American Funds® – Capital Income Builder® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The fund's secondary objective is to provide growth of capital.
American Funds® – EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® – Fundamental Investors® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to achieve long-term growth of capital and income.
American Funds® – New World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term capital appreciation.
American Funds® – SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® – The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
ASTON/Fairpointe Mid Cap Fund **Investment Adviser:** Aston Asset Management, LLC **Subadviser:** Fairpointe Capital LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.
Ave Maria Rising Dividend Fund **Investment Adviser:** Schwartz Investment Counsel, Inc.	Seeks to provide increasing dividend income over time, long-term growth of capital, and a reasonable level of current income.
BlackRock Health Sciences Opportunity Portfolio **Investment Adviser:** BlackRock Advisers, LLC	A *non-diversified* portfolio that seeks long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc.	A *non-diversified* Portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.

ClearBridge Aggressive Growth Fund
 	
    Investment Adviser: Legg Mason Partners Fund Advisor, LLC
 	
    Subadviser: ClearBridge Investments, LLC
	Seeks capital appreciation.

Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.

Davis Financial Fund
 	
    Investment Adviser: Davis Selected Advisers, L.P.
 	
    Subadviser: Davis Selected Advisers-NY, Inc.
	Seeks long-term growth of capital.

Delaware Small Cap Value Fund **Investment Adviser:** Delaware Management Company	Seeks capital appreciation.
Deutsche Small Cap Growth Fund **Investment Adviser:** Deutsche Investment Management Americas Inc.	Seeks long-term capital growth.
Federated International Leaders Fund **Investment Adviser:** Federated Global Investment Management Corp.	Provide long-term capital growth.

Fidelity Advisor® New Insights Fund
 	
    Investment Adviser: Fidelity Management & Research Company
 	
    Subadvisers: FMR Co., Inc. and other investment advisers
	Seeks capital appreciation.

Fidelity® VIP Contrafund® Portfolio
 	
    Investment Adviser: Fidelity Management & Research Company
 	
    Subadvisers: FMR Co., Inc. and other investment advisers
	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Franklin Biotechnology Discovery Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks capital appreciation.
Franklin Natural Resources Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks high total return. Total return consists of both capital appreciation and current dividend and interest income.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Goldman Sachs Growth Opportunities Fund **Investment Adviser:** Goldman Sachs Asset Management, L.P.	Seeks long-term growth of capital.
Invesco American Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks total return through growth of capital and current income.

Invesco Energy Fund
 	
   Investment Adviser: Invesco Advisers, Inc.
 	
   Subadviser: Invesco Canada, Ltd.
	Seeks long-term growth of capital.

Invesco Floating Rate Fund
 	
   Investment Adviser: Invesco Advisers, Inc.
 	
   Subadviser: Invesco Senior Secured Management, Inc.
	Seeks total return, comprised of current income and capital appreciation.

Invesco High Yield Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks total return, through growth of capital and current income.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Ivy Science and Technology Fund **Investment Adviser:** Ivy Investment Management Company (IICO)	Seeks to provide growth of capital.
JPMorgan Equity Income Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation and current income.
Lazard International Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Loomis Sayles Value Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	Seeks long-term growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Lord Abbett Short Duration Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks a high level of income consistent with preservation of capital.
Metropolitan West Total Return Bond Fund **Investment Adviser:** Metropolitan West Asset Management, LLC	Seeks to maximize long-term total return.
MFS® International Value Fund **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® New Discovery Fund **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Nuveen U.S. Infrastructure Bond Fund **Investment Adviser:** Nuveen Fund Advisors, LLC **Subadvisers:** Nuveen Asset Management, LLC	Seeks current income consistent with limited risk to capital.
Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer International Growth Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer International Small-Mid Company Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Parnassus Core Equity Fund^{SM} **Investment Adviser:** Parnassus Investments	Seeks to achieve both capital appreciation and current income.
PIMCO CommodityRealReturn Strategy Fund® **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with prudent investment management.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Prudential Jennison Utility Fund **Investment Adviser:** Prudential Investments LLC **Subadviser:** Jennison Associates LLC	Seeks total return through a combination of capital appreciation and current income.
TCW Total Return Bond Fund **Investment Adviser:** TCW Investment Management Company	Seeks to maximize current income and achieve above average total return consistent with prudent investment management over a full market cycle.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
Third Avenue Real Estate Value Fund **Investment Adviser:** Third Avenue Management LLC	Seeks long-term capital appreciation.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Asset Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.
Victory Integrity Small-Cap Value Fund **Investment Adviser:** Victory Capital Management Inc.	Seeks to provide long-term capital growth.

Voya Corporate Leaders® 100 Fund
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the S&P 500® Index.

Voya Global Equity Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth and current income.

Voya Global Perspectives® Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return.

Voya GNMA Income Fund
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.

Voya Government Money Market Portfolio*
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
 	
*   There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.
	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

Voya Growth and Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Consultant:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager International Small Cap Fund **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Acadian Asset Management LLC, Victory Capital Management, Inc., and Wellington Management Company, LLP	Seeks maximum long-term capital appreciation.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)

Voya U.S. Stock Index Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: Voya Investment Management Co. LLC
	Seeks total return.

VY® American Century Small-Mid Cap Value Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: American Century Investment Management, Inc.
	Seeks long-term capital growth. Income is a secondary objective.

VY® Baron Growth Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: BAMCO, Inc.
	Seeks capital appreciation.

VY® Clarion Real Estate Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: CBRE Clarion Securities LLC
	Seeks total return including capital appreciation and current income.

VY® Invesco Equity and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

VY® Invesco Growth and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

VY® JPMorgan Emerging Markets Equity Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

VY® JPMorgan Small Cap Core Equity Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital growth over the long term.

VY® Oppenheimer Global Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: OppenheimerFunds, Inc.
	Seeks capital appreciation.

VY® Pioneer High Yield Portfolio
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: Pioneer Investment Management, Inc.
	Seeks to maximize total return through income and capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of through investments in stocks.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

INDEX

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2015, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2015, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2015 are not reflected in the following information.

TABLE 1
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
AMERICAN MUTUAL FUND® (CLASS R-4)				
(Funds were first received in this option during January 2013)				
Value at beginning of period	$17.16	$15.24	$12.21	
Value at end of period	$16.66	$17.16	$15.24	
Number of accumulation units outstanding at end of period	344	203	91	
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)				
(Funds were first received in this option during January 2013)				
Value at beginning of period	$20.37	$18.57	$13.28	
Value at end of period	$18.26	$20.37	$18.57	
Number of accumulation units outstanding at end of period	588	392	206	
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)				
(Funds were first received in this option during March 2015)				
Value at beginning of period	$10.41			
Value at end of period	$10.36			
Number of accumulation units outstanding at end of period	99,145			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)				
(Funds were first received in this option during March 2015)				
Value at beginning of period	$10.37			
Value at end of period	$9.74			
Number of accumulation units outstanding at end of period	71			
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)				
(Funds were first received in this option during January 2013)				
Value at beginning of period	$20.74	$19.54	$16.31	
Value at end of period	$20.44	$20.74	$19.54	
Number of accumulation units outstanding at end of period	1,890	784	323	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)				
(Funds were first received in this option during January 2013)				
Value at beginning of period	$21.74	$20.44	$16.82	
Value at end of period	$21.39	$21.74	$20.44	
Number of accumulation units outstanding at end of period	387	265	142	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)				
(Funds were first received in this option during January 2013)				
Value at beginning of period	$27.27	$24.06	$18.87	
Value at end of period	$28.94	$27.27	$24.06	
Number of accumulation units outstanding at end of period	128	94	51	

Condensed Financial Information (continued)

	2015	2014	2013	2012
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during January 2012)				
Value at beginning of period	$18.20	$17.34	$12.50	$10.86
Value at end of period	$17.37	$18.20	$17.34	$12.50
Number of accumulation units outstanding at end of period	1,268	1,147	718	75
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during February 2012)				
Value at beginning of period	$13.24	$12.52	$12.85	$12.47
Value at end of period	$13.27	$13.24	$12.52	$12.85
Number of accumulation units outstanding at end of period	0	137	91	43
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during September 2012)				
Value at beginning of period	$19.45	$17.25	$13.09	$12.39
Value at end of period	$19.15	$19.45	$17.25	$13.09
Number of accumulation units outstanding at end of period	2,146	1,752	2,426	1,808
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during September 2012)				
Value at beginning of period	$15.37	$18.79	$14.04	$12.25
Value at end of period	$14.96	$15.37	$18.79	$14.04
Number of accumulation units outstanding at end of period	9,293	8,206	75,690	69,418
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS I)				
(Funds were first received in this option during September 2012)				
Value at beginning of period	$16.05	$24.02	$17.29	$15.47
Value at end of period	$15.50	$16.05	$24.02	$17.29
Number of accumulation units outstanding at end of period	3,981	3,169	22,539	21,844
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS I)				
(Funds were first received in this option during September 2012)				
Value at beginning of period	$14.32	$20.92	$17.12	$14.95
Value at end of period	$15.11	$14.32	$20.92	$17.12
Number of accumulation units outstanding at end of period	31,554	29,278	1,975	1,374

TABLE 2
FOR CONTRACTS ISSUED UNDER 401(a) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$12.68	$12.37	$12.83
Value at end of period	$12.39	$12.68	$12.37
Number of accumulation units outstanding at end of period	0	0	4,316
AMERICAN MUTUAL FUND® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$17.05	$15.17	$13.57
Value at end of period	$16.54	$17.05	$15.17
Number of accumulation units outstanding at end of period	0	0	33,460

Condensed Financial Information (continued)

	2015	2014	2013
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$12.34	$12.48	$10.94
Value at end of period	$11.85	$12.34	$12.48
Number of accumulation units outstanding at end of period	0	0	2,445
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$20.23	$18.47	$18.47
Value at end of period	$18.11	$20.23	$18.47
Number of accumulation units outstanding at end of period	298	298	127
COLUMBIA MID CAP VALUE FUND (CLASS A)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.65	$14.89	$12.84
Value at end of period	$15.76	$16.65	$14.89
Number of accumulation units outstanding at end of period	0	0	18,238
EUROPACIFIC GROWTH FUND® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$21.71	$22.34	$19.51
Value at end of period	$21.50	$21.71	$22.34
Number of accumulation units outstanding at end of period	0	0	24,714
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$36.00	$32.21	$27.79
Value at end of period	$36.19	$36.00	$32.21
Number of accumulation units outstanding at end of period	0	0	19,678
PARNASSUS CORE EQUITY FUND[SM] (INVESTOR SHARES)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$25.16	$22.01	$19.13
Value at end of period	$24.99	$25.16	$22.01
Number of accumulation units outstanding at end of period	0	0	1,686
TEMPLETON GLOBAL BOND FUND (CLASS A)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$11.28	$11.12	$10.84
Value at end of period	$10.79	$11.28	$11.12
Number of accumulation units outstanding at end of period	0	0	27,732
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$17.06	$16.02	$16.02
Value at end of period	$16.75	$17.06	$16.02
Number of accumulation units outstanding at end of period	348	348	147
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$9.70	$10.33	$9.14
Value at end of period	$9.60	$9.70	$10.33
Number of accumulation units outstanding at end of period	0	0	21,063
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.72	$18.31	$15.81
Value at end of period	$21.96	$20.72	$18.31
Number of accumulation units outstanding at end of period	0	0	25,738

	2015	2014	2013
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$29.53	$27.17	$23.60
Value at end of period	$29.64	$29.53	$27.17
Number of accumulation units outstanding at end of period	205	205	9,786
VOYA MONEY MARKET PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$14.24	$14.26	$14.27
Value at end of period	$14.22	$14.24	$14.26
Number of accumulation units outstanding at end of period	0	0	2,332
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.22	$14.39	$12.60
Value at end of period	$16.54	$16.22	$14.39
Number of accumulation units outstanding at end of period	0	0	29,107
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$17.99	$15.99	$13.94
Value at end of period	$17.46	$17.99	$15.99
Number of accumulation units outstanding at end of period	0	0	9,648
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$18.02	$17.20	$14.52
Value at end of period	$17.17	$18.02	$17.20
Number of accumulation units outstanding at end of period	0	0	13,787
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$19.90	$18.87	$15.91
Value at end of period	$19.69	$19.90	$18.87
Number of accumulation units outstanding at end of period	0	0	4,868
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$19.32	$17.16	$15.12
Value at end of period	$18.99	$19.32	$17.16
Number of accumulation units outstanding at end of period	326	325	7,607
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$18.06	$13.92	$14.55
Value at end of period	$18.56	$18.06	$13.92
Number of accumulation units outstanding at end of period	766	765	1,735
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$23.33	$23.16	$23.16
Value at end of period	$19.62	$23.33	$23.16
Number of accumulation units outstanding at end of period	247	247	101
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$25.65	$23.71	$23.71
Value at end of period	$24.67	$25.65	$23.71
Number of accumulation units outstanding at end of period	236	236	99

	2015	2014	2013
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.40	$20.36	$19.39
Value at end of period	$19.43	$20.40	$20.36
Number of accumulation units outstanding at end of period	271	271	3,258
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$23.12	$20.65	$20.65
Value at end of period	$24.30	$23.12	$20.65
Number of accumulation units outstanding at end of period	267	267	114
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$10.62	$11.39	$10.08
Value at end of period	$10.25	$10.62	$11.39
Number of accumulation units outstanding at end of period	0	0	561

TABLE 3
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
ALGER GREEN FUND (CLASS A)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$21.63	$20.70	$18.56
Value at end of period	$22.09	$21.63	$20.70
Number of accumulation units outstanding at end of period	465	599	1,001
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$12.58	$12.29	$12.54
Value at end of period	$12.27	$12.58	$12.29
Number of accumulation units outstanding at end of period	44	44	44
AMERICAN MUTUAL FUND® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.95	$15.10	$13.18
Value at end of period	$16.41	$16.95	$15.10
Number of accumulation units outstanding at end of period	2,860	2,783	2,705
ARIEL FUND (INVESTOR CLASS)			
(Funds were first received in this option during November 2013)			
Value at beginning of period	$19.65	$17.76	$15.82
Value at end of period	$18.78	$19.65	$17.76
Number of accumulation units outstanding at end of period	10	0	83
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$11.73	$11.88	$10.25
Value at end of period	$11.24	$11.73	$11.88
Number of accumulation units outstanding at end of period	1,736	2,069	2,265

Condensed Financial Information (continued)

	2015	2014	2013
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$20.09	$18.37	$16.22
Value at end of period	$17.96	$20.09	$18.37
Number of accumulation units outstanding at end of period	407	390	372
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INSTITUTIONAL SHARES)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$10.52		
Value at end of period	$9.59		
Number of accumulation units outstanding at end of period	11		
CLEARBRIDGE AGGRESSIVE GROWTH FUND (CLASS I)			
(Funds were first received in this option during January 2015)			
Value at beginning of period	$10.85		
Value at end of period	$10.60		
Number of accumulation units outstanding at end of period	421		
COLUMBIA MID CAP VALUE FUND (CLASS A)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.49	$14.76	$12.37
Value at end of period	$15.59	$16.49	$14.76
Number of accumulation units outstanding at end of period	5,768	7,491	7,270
EUROPACIFIC GROWTH FUND® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$18.89	$19.46	$16.27
Value at end of period	$18.68	$18.89	$19.46
Number of accumulation units outstanding at end of period	2,193	2,698	2,940
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$23.27	$20.85	$17.51
Value at end of period	$23.36	$23.27	$20.85
Number of accumulation units outstanding at end of period	8,008	8,187	8,689
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$21.74	$21.69	$17.59
Value at end of period	$20.08	$21.74	$21.69
Number of accumulation units outstanding at end of period	4,449	4,628	4,333
FUNDAMENTAL INVESTORS[SM] (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$15.07	$13.88	$11.75
Value at end of period	$15.52	$15.07	$13.88
Number of accumulation units outstanding at end of period	7,577	8,882	16,699
INVESCO HIGH YIELD FUND (CLASS R5)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$10.03		
Value at end of period	$9.48		
Number of accumulation units outstanding at end of period	19		
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$11.01		
Value at end of period	$10.78		
Number of accumulation units outstanding at end of period	25		

	2015	2014	2013
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$10.31	$9.77	$9.56
Value at end of period	$10.27	$10.31	$9.77
Number of accumulation units outstanding at end of period	151	132	132
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$19.81	$17.35	$14.67
Value at end of period	$19.64	$19.81	$17.35
Number of accumulation units outstanding at end of period	3,653	3,537	3,382
THE GROWTH FUND OF AMERICA® (CLASS R-4)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$22.01	$20.20	$16.68
Value at end of period	$23.11	$22.01	$20.20
Number of accumulation units outstanding at end of period	11,293	12,325	17,437
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)			
(Funds were first received in this option during March 2015)			
Value at beginning of period	$10.36		
Value at end of period	$9.71		
Number of accumulation units outstanding at end of period	178		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$20.71	$18.76	$16.90
Value at end of period	$20.36	$20.71	$18.76
Number of accumulation units outstanding at end of period	3,375	3,430	3,261
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$15.38	$14.56	$12.99
Value at end of period	$15.14	$15.38	$14.56
Number of accumulation units outstanding at end of period	6,079	8,645	8,227
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.32	$15.42	$13.43
Value at end of period	$16.03	$16.32	$15.42
Number of accumulation units outstanding at end of period	16,376	15,890	15,151
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$16.83	$15.87	$13.64
Value at end of period	$16.50	$16.83	$15.87
Number of accumulation units outstanding at end of period	4,002	3,163	3,093
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$17.38		
Value at end of period	$16.61		
Number of accumulation units outstanding at end of period	180		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$13.41	$12.66	$12.23
Value at end of period	$13.25	$13.41	$12.66
Number of accumulation units outstanding at end of period	6,212	806	768

	2015	2014	2013
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$15.58		
Value at end of period	$15.54		
Number of accumulation units outstanding at end of period	11,763		
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$9.60	$10.24	$9.57
Value at end of period	$9.49	$9.60	$10.24
Number of accumulation units outstanding at end of period	3,194	3,145	2,901
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.58	$18.21	$15.21
Value at end of period	$21.77	$20.58	$18.21
Number of accumulation units outstanding at end of period	34,198	38,709	44,116
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$12.34	$11.28	$10.22
Value at end of period	$11.73	$12.34	$11.28
Number of accumulation units outstanding at end of period	4,653	4,686	4,438
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$28.98	$26.70	$22.53
Value at end of period	$29.04	$28.98	$26.70
Number of accumulation units outstanding at end of period	4,556	5,279	6,272
VOYA MONEY MARKET PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$11.40	$11.43	$11.45
Value at end of period	$11.37	$11.40	$11.43
Number of accumulation units outstanding at end of period	35,105	43,361	92,506
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$16.06	$14.27	$12.68
Value at end of period	$16.35	$16.06	$14.27
Number of accumulation units outstanding at end of period	476	476	379
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$17.81	$15.85	$13.37
Value at end of period	$17.26	$17.81	$15.85
Number of accumulation units outstanding at end of period	3,405	3,297	3,198
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$17.84	$17.05	$14.05
Value at end of period	$16.98	$17.84	$17.05
Number of accumulation units outstanding at end of period	2,226	2,131	2,046
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$28.11	$26.69	$22.02
Value at end of period	$27.77	$28.11	$26.69
Number of accumulation units outstanding at end of period	2,794	2,709	2,457

Condensed Financial Information (continued)

	2015	2014	2013
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$12.97	$12.31	$12.25
Value at end of period	$12.97	$12.97	$12.31
Number of accumulation units outstanding at end of period	3,501	2,991	2,758
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.95	$18.54	$15.84
Value at end of period	$21.12	$20.95	$18.54
Number of accumulation units outstanding at end of period	3,692	4,312	7,726
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$19.19	$17.07	$15.40
Value at end of period	$18.84	$19.19	$17.07
Number of accumulation units outstanding at end of period	3,992	3,994	4,070
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)			
(Funds were first received in this option during August 2013)			
Value at beginning of period	$17.86	$13.79	$14.24
Value at end of period	$18.33	$17.86	$13.79
Number of accumulation units outstanding at end of period	593	593	598
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.17	$18.37	$15.94
Value at end of period	$19.52	$20.17	$18.37
Number of accumulation units outstanding at end of period	8,926	10,864	10,573
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$23.08	$22.94	$21.77
Value at end of period	$19.38	$23.08	$22.94
Number of accumulation units outstanding at end of period	264	250	248
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$25.37	$23.49	$20.72
Value at end of period	$24.37	$25.37	$23.49
Number of accumulation units outstanding at end of period	270	676	658
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.72	$20.31	$17.06
Value at end of period	$21.51	$20.72	$20.31
Number of accumulation units outstanding at end of period	7,433	7,138	8,089
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$20.18	$20.17	$18.92
Value at end of period	$19.19	$20.18	$20.17
Number of accumulation units outstanding at end of period	3,648	3,533	3,493
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$22.87	$20.45	$18.84
Value at end of period	$23.99	$22.87	$20.45
Number of accumulation units outstanding at end of period	19,805	16,640	17,839

Condensed Financial Information (continued)

	2015	2014	2013
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during August 2013)			
Value at beginning of period	$19.17	$17.90	$16.72
Value at end of period	$17.80	$19.17	$17.90
Number of accumulation units outstanding at end of period	726	877	882
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2014)			
Value at beginning of period	$23.82	$22.30	
Value at end of period	$26.31	$23.82	
Number of accumulation units outstanding at end of period	125	125	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)			
(Funds were first received in this option during June 2013)			
Value at beginning of period	$10.51	$11.29	$9.50
Value at end of period	$10.13	$10.51	$11.29
Number of accumulation units outstanding at end of period	6,842	6,602	8,497
WANGER INTERNATIONAL			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$13.37		
Value at end of period	$12.75		
Number of accumulation units outstanding at end of period	24		
WANGER SELECT			
(Funds were first received in this option during August 2013)			
Value at beginning of period	$22.41	$21.79	$19.77
Value at end of period	$22.39	$22.41	$21.79
Number of accumulation units outstanding at end of period	2,372	2,258	3,140
WANGER USA			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$22.16	$21.21	$18.65
Value at end of period	$21.96	$22.16	$21.21
Number of accumulation units outstanding at end of period	918	1,012	747

TABLE 4
FOR DEFERRED COMPENSATION CONTRACTS AND CONTRACTS ISSUED UNDER 401(a) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
ALGER GREEN FUND (CLASS A)			
(Funds were first received in this option during May 2013)			
Value at beginning of period	$21.50	$20.60	$17.50
Value at end of period	$21.95	$21.50	$20.60
Number of accumulation units outstanding at end of period	271	358	343
AMERICAN MUTUAL FUND® (CLASS R-4)			
(Funds were first received in this option during May 2013)			
Value at beginning of period	$16.88	$15.06	$13.77
Value at end of period	$16.33	$16.88	$15.06
Number of accumulation units outstanding at end of period	9,890	9,982	10,335

Condensed Financial Information (continued)

	2015	2014	2013
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)			
(Funds were first received in this option during April 2013)			
Value at beginning of period	$20.00	$18.30	$14.63
Value at end of period	$17.85	$20.00	$18.30
Number of accumulation units outstanding at end of period	722	1,706	2,558
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)			
(Funds were first received in this option during December 2013)			
Value at beginning of period	$16.86	$15.45	$15.39
Value at end of period	$16.43	$16.86	$15.45
Number of accumulation units outstanding at end of period	3,474	3,475	3,474
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)			
(Funds were first received in this option during June 2015)			
Value at beginning of period	$11.86		
Value at end of period	$10.51		
Number of accumulation units outstanding at end of period	518		
LOOMIS SAYLES SMALL CAP VALUE FUND (RETAIL CLASS)			
(Funds were first received in this option during February 2013)			
Value at beginning of period	$18.27	$17.46	$14.13
Value at end of period	$17.55	$18.27	$17.46
Number of accumulation units outstanding at end of period	420	336	336
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)			
(Funds were first received in this option during May 2013)			
Value at beginning of period	$19.72	$17.29	$15.25
Value at end of period	$19.53	$19.72	$17.29
Number of accumulation units outstanding at end of period	1,388	1,209	1,321
VOYA CORPORATE LEADERS 100 FUND (CLASS I)			
(Funds were first received in this option during June 2015)			
Value at beginning of period	$9.79		
Value at end of period	$9.67		
Number of accumulation units outstanding at end of period	806		
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)			
(Funds were first received in this option during February 2015)			
Value at beginning of period	$15.43		
Value at end of period	$15.06		
Number of accumulation units outstanding at end of period	59		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)			
(Funds were first received in this option during September 2015)			
Value at beginning of period	$15.42		
Value at end of period	$15.95		
Number of accumulation units outstanding at end of period	74		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)			
(Funds were first received in this option during May 2013)			
Value at beginning of period	$20.49	$18.15	$15.92
Value at end of period	$21.65	$20.49	$18.15
Number of accumulation units outstanding at end of period	7,353	7,017	5,342
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during May 2013)			
Value at beginning of period	$17.70	$15.76	$14.05
Value at end of period	$17.13	$17.70	$15.76
Number of accumulation units outstanding at end of period	2,927	2,529	2,449

	2015	2014	2013
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)			
(Funds were first received in this option during May 2013)			
Value at beginning of period	$20.74	$18.36	$16.33
Value at end of period	$20.88	$20.74	$18.36
Number of accumulation units outstanding at end of period	3,003	2,637	2,505

TABLE 5
FOR CONTRACTS ISSUED UNDER 403(b) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$9.95									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	2,918									
AVE MARIA RISING DIVIDEND FUND										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$9.27									
Value at end of period	$9.18									
Number of accumulation units outstanding at end of period	69									
DELAWARE SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$12.68	$12.09	$11.57							
Value at end of period	$11.80	$12.68	$12.09							
Number of accumulation units outstanding at end of period	226	206	2							
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$11.37									
Value at end of period	$10.49									
Number of accumulation units outstanding at end of period	9,110									
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.28	$9.76	$9.67							
Value at end of period	$10.22	$10.28	$9.76							
Number of accumulation units outstanding at end of period	57,392	65,711	47,704							
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$20.47									
Value at end of period	$20.35									
Number of accumulation units outstanding at end of period	4									
PIMCO COMMODITYREALRETURN STRATEGY FUND®										
(ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$5.35									
Value at end of period	$5.45									
Number of accumulation units outstanding at end of period	2,021									

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
TCW TOTAL RETURN BOND FUND (CLASS N)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$10.07									
Value at end of period	$9.96									
Number of accumulation units outstanding at end of period	491									
VOYA CORPORATE LEADERS 100 FUND (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$10.00									
Value at end of period	$9.66									
Number of accumulation units outstanding at end of period	10,262									
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$10.19	$10.38								
Value at end of period	$9.80	$10.19								
Number of accumulation units outstanding at end of period	331	206								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$18.83	$17.87	$15.89							
Value at end of period	$18.51	$18.83	$17.87							
Number of accumulation units outstanding at end of period	175	136	55							

TABLE 6
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
AMERICAN MUTUAL FUND® (CLASS R-4)			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$15.82		
Value at end of period	$16.20		
Number of accumulation units outstanding at end of period	36		
DEUTSCHE SMALL CAP GROWTH FUND (CLASS S)			
(Funds were first received in this option during April 2015)			
Value at beginning of period	$12.17		
Value at end of period	$10.73		
Number of accumulation units outstanding at end of period	21		
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)			
(Funds were first received in this option during June 2015)			
Value at beginning of period	$11.56		
Value at end of period	$10.48		
Number of accumulation units outstanding at end of period	1,648		
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)			
(Funds were first received in this option during October 2013)			
Value at beginning of period	$10.27	$9.75	$9.71
Value at end of period	$10.21	$10.27	$9.75
Number of accumulation units outstanding at end of period	931	5,000	165

	2015	2014	2013
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)			
(Funds were first received in this option during March 2015)			
Value at beginning of period	$21.26		
Value at end of period	$20.34		
Number of accumulation units outstanding at end of period	7		
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)			
(Funds were first received in this option during September 2013)			
Value at beginning of period	$24.71	$21.70	$19.89
Value at end of period	$24.44	$24.71	$21.70
Number of accumulation units outstanding at end of period	435	428	414
TEMPLETON GLOBAL BOND FUND (CLASS A)			
(Funds were first received in this option during September 2013)			
Value at beginning of period	$11.12	$11.01	$10.67
Value at end of period	$10.59	$11.12	$11.01
Number of accumulation units outstanding at end of period	4,035	3,255	1,937
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)			
(Funds were first received in this option during February 2015)			
Value at beginning of period	$10.44		
Value at end of period	$9.80		
Number of accumulation units outstanding at end of period	10,191		

TABLE 7
FOR CONTRACTS ISSUED UNDER 401(a) AND 403(b) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
ALGER GREEN FUND (CLASS A)					
Value at beginning of period	$21.08	$20.27	$15.16	$13.29	$14.13
Value at end of period	$21.44	$21.08	$20.27	$15.16	$13.29
Number of accumulation units outstanding at end of period	1,023	5,567	7,843	5,128	6,117
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
Value at beginning of period	$12.26	$12.03	$13.34	$12.60	$11.23
Value at end of period	$11.91	$12.26	$12.03	$13.34	$12.60
Number of accumulation units outstanding at end of period	10,711	113,309	117,915	177,327	142,894
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$9.95				
Value at end of period	$9.32				
Number of accumulation units outstanding at end of period	2,015				
AMERICAN MUTUAL FUND® (CLASS R-4)					
(Funds were first received in this option during September 2011)					
Value at beginning of period	$16.64	$14.90	$11.74	$10.54	$9.67
Value at end of period	$16.04	$16.64	$14.90	$11.74	$10.54
Number of accumulation units outstanding at end of period	249	132	600	274	88
ARIEL FUND (INVESTOR CLASS)					
Value at beginning of period	$28.65	$26.02	$18.12	$15.17	$17.24
Value at end of period	$27.27	$28.65	$26.02	$18.12	$15.17
Number of accumulation units outstanding at end of period	2,417	30,091	33,253	7,337	2,131

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
Value at beginning of period	$11.79	$12.00	$9.65	$7.76	$8.43
Value at end of period	$11.25	$11.79	$12.00	$9.65	$7.76
Number of accumulation units outstanding at end of period	11,906	30,173	25,069	5,587	3,213
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)					
Value at beginning of period	$19.68	$18.07	$12.60	$10.90	$11.75
Value at end of period	$17.50	$19.68	$18.07	$12.60	$10.90
Number of accumulation units outstanding at end of period	18,472	116,506	71,374	5,915	5,735
AVE MARIA RISING DIVIDEND FUND					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$9.98				
Value at end of period	$9.17				
Number of accumulation units outstanding at end of period	56				
COLUMBIA MID CAP VALUE FUND (CLASS A)					
Value at beginning of period	$16.00	$14.39	$10.73	$9.28	$9.77
Value at end of period	$15.06	$16.00	$14.39	$10.73	$9.28
Number of accumulation units outstanding at end of period	5,034	23,136	15,361	9,479	6,347
DAVIS FINANCIAL FUND (CLASS Y)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.58				
Value at end of period	$10.61				
Number of accumulation units outstanding at end of period	71				
DELAWARE SMALL CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during July 2014)					
Value at beginning of period	$12.63	$12.57			
Value at end of period	$11.73	$12.63			
Number of accumulation units outstanding at end of period	91	7,669			
EUROPACIFIC GROWTH FUND® (CLASS R-4)					
Value at beginning of period	$20.37	$21.08	$17.67	$14.94	$17.42
Value at end of period	$20.05	$20.37	$21.08	$17.67	$14.94
Number of accumulation units outstanding at end of period	286,748	817,397	873,796	901,005	1,019,992
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
Value at beginning of period	$32.59	$29.33	$22.51	$19.48	$20.13
Value at end of period	$32.56	$32.59	$29.33	$22.51	$19.48
Number of accumulation units outstanding at end of period	402,272	1,055,352	1,060,903	1,050,981	1,137,377
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$12.23				
Value at end of period	$11.43				
Number of accumulation units outstanding at end of period	62				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
Value at beginning of period	$29.86	$29.92	$22.12	$18.83	$19.71
Value at end of period	$27.45	$29.86	$29.92	$22.12	$18.83
Number of accumulation units outstanding at end of period	23,188	104,497	111,018	113,547	188,458
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)					
Value at beginning of period	$14.62	$13.53	$10.37	$8.92	$9.16
Value at end of period	$15.00	$14.62	$13.53	$10.37	$8.92
Number of accumulation units outstanding at end of period	13,952	238,499	212,435	203,477	204,466
INVESCO MID CAP CORE EQUITY FUND (CLASS A)					
Value at beginning of period	$18.63	$17.96	$14.01	$12.79	$13.74
Value at end of period	$17.69	$18.63	$17.96	$14.01	$12.79
Number of accumulation units outstanding at end of period	1,019	1,048	1,030	1,659	1,408

	2015	2014	2013	2012	2011
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$11.54				
Value at end of period	$10.45				
Number of accumulation units outstanding at end of period	2,041				
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)					
(Funds were first received in this option during May 2013)					
Value at beginning of period	$10.23	$9.74	$9.85		
Value at end of period	$10.15	$10.23	$9.74		
Number of accumulation units outstanding at end of period	11,062	90,405	71,190		
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$24.48	$23.09			
Value at end of period	$24.17	$24.48			
Number of accumulation units outstanding at end of period	114	19			
PIMCO COMMODITYREALRETURN STRATEGY FUND®					
(ADMINISTRATIVE CLASS)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$7.31				
Value at end of period	$5.43				
Number of accumulation units outstanding at end of period	142				
TCW TOTAL RETURN BOND FUND (CLASS N)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$9.97				
Value at end of period	$9.95				
Number of accumulation units outstanding at end of period	10				
TEMPLETON GLOBAL BOND FUND (CLASS A)					
Value at beginning of period	$32.94	$32.67	$32.20	$28.02	$28.91
Value at end of period	$31.30	$32.94	$32.67	$32.20	$28.02
Number of accumulation units outstanding at end of period	145,754	814,792	880,016	893,765	891,261
THE GROWTH FUND OF AMERICA® (CLASS R-4)					
Value at beginning of period	$21.83	$20.13	$15.16	$12.67	$13.41
Value at end of period	$22.82	$21.83	$20.13	$15.16	$12.67
Number of accumulation units outstanding at end of period	432,227	1,244,128	1,216,034	1,208,645	1,226,026
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)					
(Funds were first received in this option during May 2011)					
Value at beginning of period	$3.35	$3.69	$7.65	$8.76	$9.81
Value at end of period	$2.44	$3.35	$3.69	$7.65	$8.76
Number of accumulation units outstanding at end of period	25,694	135,590	178,020	48,427	48,109
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$10.18	$10.38			
Value at end of period	$9.76	$10.18			
Number of accumulation units outstanding at end of period	0	5,980			
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$16.14	$14.69	$11.33	$9.86	$9.96
Value at end of period	$15.79	$16.14	$14.69	$11.33	$9.86
Number of accumulation units outstanding at end of period	365,163	902,648	1,007,360	899,589	1,303,429
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)					
(Funds were first received in this option during March 2013)					
Value at beginning of period	$18.62	$17.71	$15.90		
Value at end of period	$18.25	$18.62	$17.71		
Number of accumulation units outstanding at end of period	941	534	243		

	2015	2014	2013	2012	2011
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)					
(Funds were first received in this option during March 2013)					
Value at beginning of period	$20.04	$19.02	$16.55		
Value at end of period	$19.60	$20.04	$19.02		
Number of accumulation units outstanding at end of period	1,736	844	348		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)					
(Funds were first received in this option during March 2013)					
Value at beginning of period	$21.01	$19.91	$17.11		
Value at end of period	$20.51	$21.01	$19.91		
Number of accumulation units outstanding at end of period	1,569	993	482		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)					
(Funds were first received in this option during March 2013)					
Value at beginning of period	$16.59	$15.68	$13.47		
Value at end of period	$16.19	$16.59	$15.68		
Number of accumulation units outstanding at end of period	810	411	172		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
Value at beginning of period	$21.30	$20.12	$20.29	$18.69	$17.51
Value at end of period	$21.27	$21.30	$20.12	$20.29	$18.69
Number of accumulation units outstanding at end of period	377,152	299,860	258,838	335,835	349,205
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$9.32	$9.98	$8.28	$7.03	$8.06
Value at end of period	$9.17	$9.32	$9.98	$8.28	$7.03
Number of accumulation units outstanding at end of period	10,385	41,233	49,620	53,917	94,695
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during May 2013)					
Value at beginning of period	$20.17	$17.93	$15.81		
Value at end of period	$21.24	$20.17	$17.93		
Number of accumulation units outstanding at end of period	87	76	57		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$12.00				
Value at end of period	$11.59				
Number of accumulation units outstanding at end of period	3				
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$27.24	$25.22	$19.25	$16.99	$17.20
Value at end of period	$27.18	$27.24	$25.22	$19.25	$16.99
Number of accumulation units outstanding at end of period	29,958	312,500	337,918	252,066	149,790
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
Value at beginning of period	$12.89	$12.99	$13.08	$13.18	$13.27
Value at end of period	$12.80	$12.89	$12.99	$13.08	$13.18
Number of accumulation units outstanding at end of period	172,433	845,955	1,031,911	867,098	935,309
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$15.59	$13.91	$10.61	$9.25	$9.09
Value at end of period	$15.80	$15.59	$13.91	$10.61	$9.25
Number of accumulation units outstanding at end of period	12,406	86,384	59,841	60,057	37,050
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$17.29	$15.46	$11.60	$9.99	$10.26
Value at end of period	$16.68	$17.29	$15.46	$11.60	$9.99
Number of accumulation units outstanding at end of period	32,464	57,538	20,155	13,728	14,155
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$17.31	$16.62	$12.07	$10.48	$10.99
Value at end of period	$16.40	$17.31	$16.62	$12.07	$10.48
Number of accumulation units outstanding at end of period	11,020	31,750	18,079	11,038	9,278

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$18.36	$17.51	$12.69	$11.10	$11.09
Value at end of period	$18.05	$18.36	$17.51	$12.69	$11.10
Number of accumulation units outstanding at end of period	15,109	45,936	49,736	26,721	16,464
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
Value at beginning of period	$34.83	$32.93	$24.09	$21.19	$21.90
Value at end of period	$34.29	$34.83	$32.93	$24.09	$21.19
Number of accumulation units outstanding at end of period	34,848	99,038	104,612	112,565	174,448
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$12.59	$12.00	$12.41	$12.04	$11.31
Value at end of period	$12.53	$12.59	$12.00	$12.41	$12.04
Number of accumulation units outstanding at end of period	8,564	32,445	21,315	27,027	29,210
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$20.85	$18.53	$14.14	$12.30	$12.18
Value at end of period	$20.93	$20.85	$18.53	$14.14	$12.30
Number of accumulation units outstanding at end of period	10,752	6,946	4,641	5,777	2,966
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during March 2013)					
Value at beginning of period	$18.82	$16.81	$14.24		
Value at end of period	$18.39	$18.82	$16.81		
Number of accumulation units outstanding at end of period	141	47	16		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
Value at beginning of period	$17.14	$13.30	$13.13	$11.45	$10.53
Value at end of period	$17.51	$17.14	$13.30	$13.13	$11.45
Number of accumulation units outstanding at end of period	95,773	318,423	307,333	228,126	179,483
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$19.26	$17.81	$14.00	$12.83	$13.07
Value at end of period	$18.72	$19.26	$17.81	$14.00	$12.83
Number of accumulation units outstanding at end of period	12,785	344,939	315,283	319,311	411,802
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$19.24	$17.61	$13.25	$11.65	$12.00
Value at end of period	$18.54	$19.24	$17.61	$13.25	$11.65
Number of accumulation units outstanding at end of period	81,696	109,397	104,366	92,052	90,259
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$22.02	$21.98	$23.50	$19.87	$24.50
Value at end of period	$18.40	$22.02	$21.98	$23.50	$19.87
Number of accumulation units outstanding at end of period	10,979	17,346	19,512	16,380	12,573
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$24.21	$22.51	$16.32	$13.85	$14.15
Value at end of period	$23.14	$24.21	$22.51	$16.32	$13.85
Number of accumulation units outstanding at end of period	7,643	47,751	39,276	19,736	14,260
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$19.34	$19.04	$15.09	$12.88	$14.13
Value at end of period	$20.61	$19.34	$19.04	$15.09	$12.88
Number of accumulation units outstanding at end of period	18,770	558,744	585,573	619,713	902,391
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
Value at beginning of period	$19.37	$19.44	$17.44	$15.12	$15.34
Value at end of period	$18.33	$19.37	$19.44	$17.44	$15.12
Number of accumulation units outstanding at end of period	16,535	86,703	76,533	29,121	34,580

	2015	2014	2013	2012	2011
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
Value at beginning of period	$21.82	$19.60	$16.16	$14.22	$13.93
Value at end of period	$22.79	$21.82	$19.60	$16.16	$14.22
Number of accumulation units outstanding at end of period	875,985	3,485,937	3,359,523	3,081,701	2,868,974
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$26.25	$24.61	$19.11	$16.43	$16.70
Value at end of period	$24.26	$26.25	$24.61	$19.11	$16.43
Number of accumulation units outstanding at end of period	77,166	75,982	69,534	67,391	50,329
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
Value at beginning of period	$10.20	$11.00	$9.21	$7.81	$8.94
Value at end of period	$9.78	$10.20	$11.00	$9.21	$7.81
Number of accumulation units outstanding at end of period	51,485	139,345	174,879	164,836	105,300
WANGER SELECT					
Value at beginning of period	$22.28	$21.76	$16.29	$13.86	$16.96
Value at end of period	$22.17	$22.28	$21.76	$16.29	$13.86
Number of accumulation units outstanding at end of period	53,492	240,018	283,027	314,224	347,803
WANGER USA					
Value at beginning of period	$23.40	$22.50	$16.95	$14.23	$14.86
Value at end of period	$23.09	$23.40	$22.50	$16.95	$14.23
Number of accumulation units outstanding at end of period	18,159	102,577	107,493	107,173	126,160

TABLE 8
FOR CONTRACTS ISSUED UNDER 401(a) AND 403(b) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)				
(Funds were first received in this option during July 2015)				
Value at beginning of period	$9.83			
Value at end of period	$9.32			
Number of accumulation units outstanding at end of period	74			
AMERICAN MUTUAL FUND® (CLASS R-4)				
(Funds were first received in this option during September 2012)				
Value at beginning of period	$16.61	$14.88	$11.73	$11.77
Value at end of period	$16.00	$16.61	$14.88	$11.73
Number of accumulation units outstanding at end of period	231	194	118	31
AVE MARIA RISING DIVIDEND FUND				
(Funds were first received in this option during June 2015)				
Value at beginning of period	$10.03			
Value at end of period	$9.16			
Number of accumulation units outstanding at end of period	1,946			
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)				
(Funds were first received in this option during November 2015)				
Value at beginning of period	$9.97			
Value at end of period	$10.11			
Number of accumulation units outstanding at end of period	44			

	2015	2014	2013	2012
DELAWARE SMALL CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$12.62	$12.07	$10.96	
Value at end of period	$11.71	$12.62	$12.07	
Number of accumulation units outstanding at end of period	2,704	2,816	1,763	
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)				
(Funds were first received in this option during July 2015)				
Value at beginning of period	$17.09			
Value at end of period	$14.85			
Number of accumulation units outstanding at end of period	378			
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)				
(Funds were first received in this option during June 2015)				
Value at beginning of period	$11.70			
Value at end of period	$10.44			
Number of accumulation units outstanding at end of period	13,438			
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$10.22	$9.74	$9.77	
Value at end of period	$10.14	$10.22	$9.74	
Number of accumulation units outstanding at end of period	28,856	24,866	14,298	
PARNASSUS CORE EQUITY FUND[SM] (INVESTOR SHARES)				
(Funds were first received in this option during April 2015)				
Value at beginning of period	$24.18			
Value at end of period	$24.10			
Number of accumulation units outstanding at end of period	12			
TCW TOTAL RETURN BOND FUND (CLASS N)				
(Funds were first received in this option during July 2015)				
Value at beginning of period	$9.96			
Value at end of period	$9.94			
Number of accumulation units outstanding at end of period	2,496			
TEMPLETON GLOBAL BOND FUND (CLASS A)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$11.03	$10.94	$10.79	$9.99
Value at end of period	$10.47	$11.03	$10.94	$10.79
Number of accumulation units outstanding at end of period	169	137	79	392
THIRD AVENUE REAL ESTATE VALUE FUND (INSTITUTIONAL CLASS)				
(Funds were first received in this option during April 2015)				
Value at beginning of period	$10.85			
Value at end of period	$10.05			
Number of accumulation units outstanding at end of period	8			
VOYA CORPORATE LEADERS 100 FUND (CLASS I)				
(Funds were first received in this option during May 2015)				
Value at beginning of period	$10.07			
Value at end of period	$9.64			
Number of accumulation units outstanding at end of period	10,735			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)				
(Funds were first received in this option during July 2014)				
Value at beginning of period	$10.17	$10.30		
Value at end of period	$9.75	$10.17		
Number of accumulation units outstanding at end of period	6,871	1,222		

	2015	2014	2013	2012
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)				
(Funds were first received in this option during November 2014)				
Value at beginning of period	$18.58	$18.77		
Value at end of period	$18.20	$18.58		
Number of accumulation units outstanding at end of period	1,319	137		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)				
(Funds were first received in this option during November 2014)				
Value at beginning of period	$20.00	$20.00		
Value at end of period	$19.55	$20.00		
Number of accumulation units outstanding at end of period	12	3		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)				
(Funds were first received in this option during November 2015)				
Value at beginning of period	$16.67			
Value at end of period	$16.14			
Number of accumulation units outstanding at end of period	3			
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during August 2015)				
Value at beginning of period	$15.55			
Value at end of period	$15.21			
Number of accumulation units outstanding at end of period	1,543			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$20.12	$17.89	$13.81	$13.44
Value at end of period	$21.18	$20.12	$17.89	$13.81
Number of accumulation units outstanding at end of period	219	190	129	174
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2012)				
Value at beginning of period	$18.77	$16.78	$12.84	$12.58
Value at end of period	$18.34	$18.77	$16.78	$12.84
Number of accumulation units outstanding at end of period	388	273	154	13

TABLE 9

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)			
(Funds were first received in this option during January 2015)			
Value at beginning of period	$19.12		
Value at end of period	$17.45		
Number of accumulation units outstanding at end of period	5		
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)			
(Funds were first received in this option during May 2015)			
Value at beginning of period	$15.48		
Value at end of period	$14.85		
Number of accumulation units outstanding at end of period	129		

	2015	2014	2013
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS Y)			
(Funds were first received in this option during July 2014)			
Value at beginning of period	$11.10	$12.45	
Value at end of period	$9.49	$11.10	
Number of accumulation units outstanding at end of period	32	9	
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)			
(Funds were first received in this option during November 2013)			
Value at beginning of period	$3.35	$3.68	$3.94
Value at end of period	$2.44	$3.35	$3.68
Number of accumulation units outstanding at end of period	831	235	30
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)			
(Funds were first received in this option during March 2015)			
Value at beginning of period	$10.35		
Value at end of period	$9.66		
Number of accumulation units outstanding at end of period	428		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)			
(Funds were first received in this option during January 2015)			
Value at beginning of period	$16.48		
Value at end of period	$16.05		
Number of accumulation units outstanding at end of period	10		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)			
(Funds were first received in this option during August 2015)			
Value at beginning of period	$21.25		
Value at end of period	$21.18		
Number of accumulation units outstanding at end of period	17		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during March 2013)			
Value at beginning of period	$27.06	$25.06	$20.92
Value at end of period	$26.98	$27.06	$25.06
Number of accumulation units outstanding at end of period	31,977	26,613	29,630
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)			
(Funds were first received in this option during November 2013)			
Value at beginning of period	$18.23	$17.40	$16.75
Value at end of period	$17.92	$18.23	$17.40
Number of accumulation units outstanding at end of period	74	61	55
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)			
(Funds were first received in this option during January 2015)			
Value at beginning of period	$18.65		
Value at end of period	$18.34		
Number of accumulation units outstanding at end of period	5		

TABLE 10
FOR CONTRACTS ISSUED UNDER 401(a) AND 403(b) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
ALGER GREEN FUND (CLASS A)					
Value at beginning of period	$20.85	$20.08	$15.05	$13.22	$14.09
Value at end of period	$21.16	$20.85	$20.08	$15.05	$13.22
Number of accumulation units outstanding at end of period	10,821	8,543	6,540	6,031	5,954
AMERICAN BEACON SMALL CAP VALUE FUND (INVESTOR CLASS)					
(Funds were first received in this option during October 2014)					
Value at beginning of period	$10.61	$9.72			
Value at end of period	$9.94	$10.61			
Number of accumulation units outstanding at end of period	77	4			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
Value at beginning of period	$12.12	$11.92	$13.24	$12.53	$11.20
Value at end of period	$11.75	$12.12	$11.92	$13.24	$12.53
Number of accumulation units outstanding at end of period	83,359	79,279	79,219	122,142	94,773
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)					
(Funds were first received in this option during July 2015)					
Value at beginning of period	$9.76				
Value at end of period	$9.31				
Number of accumulation units outstanding at end of period	574				
AMERICAN MUTUAL FUND® (CLASS R-4)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$16.51	$14.81	$11.69	$10.52	$10.34
Value at end of period	$15.88	$16.51	$14.81	$11.69	$10.52
Number of accumulation units outstanding at end of period	10,053	7,660	4,569	1,664	12
ARIEL FUND (INVESTOR CLASS)					
Value at beginning of period	$19.06	$17.34	$12.10	$10.15	$11.56
Value at end of period	$18.11	$19.06	$17.34	$12.10	$10.15
Number of accumulation units outstanding at end of period	40,963	29,733	24,260	11,322	9,880
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
Value at beginning of period	$11.61	$11.84	$9.55	$7.69	$8.37
Value at end of period	$11.06	$11.61	$11.84	$9.55	$7.69
Number of accumulation units outstanding at end of period	50,081	42,293	43,695	34,867	22,314
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)					
Value at beginning of period	$19.49	$17.93	$12.53	$10.86	$11.74
Value at end of period	$17.31	$19.49	$17.93	$12.53	$10.86
Number of accumulation units outstanding at end of period	80,171	96,610	75,801	43,476	28,312
AVE MARIA RISING DIVIDEND FUND					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$9.99				
Value at end of period	$9.15				
Number of accumulation units outstanding at end of period	1,455				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$10.66				
Value at end of period	$10.10				
Number of accumulation units outstanding at end of period	500				
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INSTITUTIONAL SHARES)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.27	$10.41			
Value at end of period	$9.49	$10.27			
Number of accumulation units outstanding at end of period	1,242	963			
CLEARBRIDGE AGGRESSIVE GROWTH FUND (CLASS I)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$11.04	$11.15			
Value at end of period	$10.48	$11.04			
Number of accumulation units outstanding at end of period	13,249	13			
COLUMBIA MID CAP VALUE FUND (CLASS A)					
Value at beginning of period	$15.79	$14.23	$10.63	$9.21	$9.72
Value at end of period	$14.83	$15.79	$14.23	$10.63	$9.21
Number of accumulation units outstanding at end of period	14,873	15,979	9,355	12,442	12,903
DAVIS FINANCIAL FUND (CLASS Y)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.48	$9.92			
Value at end of period	$10.58	$10.48			
Number of accumulation units outstanding at end of period	41	16			
DELAWARE SMALL CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during June 2013)					
Value at beginning of period	$12.58	$12.06	$10.35		
Value at end of period	$11.66	$12.58	$12.06		
Number of accumulation units outstanding at end of period	3,932	4,292	846		
DEUTSCHE SMALL CAP GROWTH FUND (CLASS S)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$11.99				
Value at end of period	$10.66				
Number of accumulation units outstanding at end of period	3				
EUROPACIFIC GROWTH FUND® (CLASS R-4)					
Value at beginning of period	$19.94	$20.68	$17.37	$14.71	$17.19
Value at end of period	$19.59	$19.94	$20.68	$17.37	$14.71
Number of accumulation units outstanding at end of period	575,142	593,897	589,433	585,430	606,669
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.89	$10.75			
Value at end of period	$11.07	$10.89			
Number of accumulation units outstanding at end of period	3,534	2,818			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
Value at beginning of period	$49.05	$44.23	$34.01	$29.50	$30.55
Value at end of period	$48.91	$49.05	$44.23	$34.01	$29.50
Number of accumulation units outstanding at end of period	895,239	940,391	1,001,571	1,036,706	1,130,087

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$10.88	$10.88			
Value at end of period	$11.40	$10.88			
Number of accumulation units outstanding at end of period	884	1			
FRANKLIN NATURAL RESOURCES FUND (ADVISOR CLASS)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$7.49				
Value at end of period	$5.25				
Number of accumulation units outstanding at end of period	3				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
Value at beginning of period	$29.07	$29.18	$21.62	$18.44	$19.34
Value at end of period	$26.67	$29.07	$29.18	$21.62	$18.44
Number of accumulation units outstanding at end of period	149,873	162,656	181,004	197,548	205,528
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)					
Value at beginning of period	$14.43	$13.38	$10.27	$8.85	$9.11
Value at end of period	$14.77	$14.43	$13.38	$10.27	$8.85
Number of accumulation units outstanding at end of period	296,304	264,185	265,874	242,343	225,832
GOLDMAN SACHS GROWTH OPPORTUNITIES FUND (CLASS IR SHARES)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$11.23				
Value at end of period	$10.59				
Number of accumulation units outstanding at end of period	81				
INVESCO AMERICAN VALUE FUND (CLASS R5)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$10.86	$10.38			
Value at end of period	$9.83	$10.86			
Number of accumulation units outstanding at end of period	109	23			
INVESCO ENERGY FUND (CLASS R5)					
(Funds were first received in this option during April 2015)					
Value at beginning of period	$7.71				
Value at end of period	$5.29				
Number of accumulation units outstanding at end of period	207				
INVESCO FLOATING RATE FUND (CLASS R5)					
(Funds were first received in this option during July 2014)					
Value at beginning of period	$9.92	$10.08			
Value at end of period	$9.58	$9.92			
Number of accumulation units outstanding at end of period	2,791	1,924			
INVESCO HIGH YIELD FUND (CLASS R5)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$9.74	$9.98			
Value at end of period	$9.38	$9.74			
Number of accumulation units outstanding at end of period	3,665	1,941			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)					
Value at beginning of period	$18.42	$17.80	$13.91	$12.72	$13.70
Value at end of period	$17.46	$18.42	$17.80	$13.91	$12.72
Number of accumulation units outstanding at end of period	14,536	13,325	10,424	14,464	12,716
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.85	$10.75			
Value at end of period	$10.41	$10.85			
Number of accumulation units outstanding at end of period	11,793	914			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$11.03	$10.49			
Value at end of period	$10.67	$11.03			
Number of accumulation units outstanding at end of period	8,129	3,071			
LOOMIS SAYLES VALUE FUND (CLASS Y)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$10.81	$10.48			
Value at end of period	$10.26	$10.81			
Number of accumulation units outstanding at end of period	61	15			
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$10.20	$9.73	$9.61		
Value at end of period	$10.10	$10.20	$9.73		
Number of accumulation units outstanding at end of period	101,797	66,264	18,566		
MFS® INTERNATIONAL VALUE FUND (CLASS R3)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$9.78	$10.02			
Value at end of period	$10.32	$9.78			
Number of accumulation units outstanding at end of period	813	112			
MFS® NEW DISCOVERY FUND (CLASS R3)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.57	$10.78			
Value at end of period	$10.24	$10.57			
Number of accumulation units outstanding at end of period	105	45			
NEW WORLD FUND® (CLASS R-4)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$9.48	$9.90			
Value at end of period	$8.83	$9.48			
Number of accumulation units outstanding at end of period	156	6			
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$20.72	$20.52			
Value at end of period	$20.20	$20.72			
Number of accumulation units outstanding at end of period	534	531			
OPPENHEIMER INTERNATIONAL GROWTH FUND (CLASS Y)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$9.11	$8.89			
Value at end of period	$9.33	$9.11			
Number of accumulation units outstanding at end of period	107	1			
OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND (CLASS Y)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$9.77	$10.03			
Value at end of period	$11.15	$9.77			
Number of accumulation units outstanding at end of period	10,758	92			
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$7.38	$9.31			
Value at end of period	$5.41	$7.38			
Number of accumulation units outstanding at end of period	25,110	84			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
PRUDENTIAL JENNISON UTILITY FUND (CLASS Z)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$9.91	$9.67			
Value at end of period	$8.59	$9.91			
Number of accumulation units outstanding at end of period	98	27			
TCW TOTAL RETURN BOND FUND (CLASS N)					
(Funds were first received in this option during July 2015)					
Value at beginning of period	$9.92				
Value at end of period	$9.93				
Number of accumulation units outstanding at end of period	28,496				
TEMPLETON GLOBAL BOND FUND (CLASS A)					
Value at beginning of period	$21.55	$21.41	$21.15	$18.44	$19.06
Value at end of period	$20.43	$21.55	$21.41	$21.15	$18.44
Number of accumulation units outstanding at end of period	609,263	655,859	678,748	697,235	699,955
THE GROWTH FUND OF AMERICA® (CLASS R-4)					
Value at beginning of period	$21.37	$19.74	$14.89	$12.47	$13.24
Value at end of period	$22.30	$21.37	$19.74	$14.89	$12.47
Number of accumulation units outstanding at end of period	982,274	1,033,466	1,044,667	997,051	1,014,665
THIRD AVENUE REAL ESTATE VALUE FUND (INSTITUTIONAL CLASS)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.50	$10.46			
Value at end of period	$10.02	$10.50			
Number of accumulation units outstanding at end of period	86	18			
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)					
(Funds were first received in this option during May 2011)					
Value at beginning of period	$3.33	$3.67	$7.62	$8.75	$9.70
Value at end of period	$2.42	$3.33	$3.67	$7.62	$8.75
Number of accumulation units outstanding at end of period	115,822	125,988	121,325	52,541	43,049
VICTORY INTEGRITY SMALL-CAP VALUE FUND (CLASS Y)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$10.75	$10.16			
Value at end of period	$9.94	$10.75			
Number of accumulation units outstanding at end of period	48	1			
VOYA CORPORATE LEADERS 100 FUND (CLASS I)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$9.87				
Value at end of period	$9.63				
Number of accumulation units outstanding at end of period	12,028				
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.16	$10.10			
Value at end of period	$9.73	$10.16			
Number of accumulation units outstanding at end of period	3,771	1,273			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.35				
Value at end of period	$9.64				
Number of accumulation units outstanding at end of period	3,009				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$25.82	$23.54	$18.19	$15.86	$16.05
Value at end of period	$25.21	$25.82	$23.54	$18.19	$15.86
Number of accumulation units outstanding at end of period	1,453,012	1,583,337	1,750,329	1,670,182	1,861,396

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2011)					
Value at beginning of period	$18.45	$17.58	$15.12	$13.48	$13.93
Value at end of period	$18.05	$18.45	$17.58	$15.12	$13.48
Number of accumulation units outstanding at end of period	55,061	39,772	25,479	2,584	666
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$19.86	$18.89	$15.59	$13.63	$13.76
Value at end of period	$19.39	$19.86	$18.89	$15.59	$13.63
Number of accumulation units outstanding at end of period	26,359	10,752	8,815	1,430	300
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2011)					
Value at beginning of period	$20.82	$19.76	$16.05	$13.94	$13.95
Value at end of period	$20.29	$20.82	$19.76	$16.05	$13.94
Number of accumulation units outstanding at end of period	17,341	5,421	3,795	1,038	455
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$16.43	$15.56	$12.64	$10.98	$11.10
Value at end of period	$16.01	$16.43	$15.56	$12.64	$10.98
Number of accumulation units outstanding at end of period	3,128	1,781	1,039	219	35
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during May 2014)					
Value at beginning of period	$15.37	$15.13			
Value at end of period	$15.08	$15.37			
Number of accumulation units outstanding at end of period	19,372	5			
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
Value at beginning of period	$23.71	$22.44	$22.68	$20.93	$19.65
Value at end of period	$23.62	$23.71	$22.44	$22.68	$20.93
Number of accumulation units outstanding at end of period	875,242	520,758	553,721	554,849	571,135
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$9.20	$9.87	$8.21	$6.98	$8.02
Value at end of period	$9.03	$9.20	$9.87	$8.21	$6.98
Number of accumulation units outstanding at end of period	216,984	197,292	152,357	146,917	125,263
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during October 2011)					
Value at beginning of period	$19.98	$17.80	$13.76	$11.79	$11.86
Value at end of period	$21.00	$19.98	$17.80	$13.76	$11.79
Number of accumulation units outstanding at end of period	17,225	14,579	9,553	5,408	436
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during September 2013)					
Value at beginning of period	$12.21	$11.24	$10.24		
Value at end of period	$11.53	$12.21	$11.24		
Number of accumulation units outstanding at end of period	1,435	731	422		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$26.52	$24.60	$18.82	$16.64	$16.88
Value at end of period	$26.41	$26.52	$24.60	$18.82	$16.64
Number of accumulation units outstanding at end of period	226,210	217,268	222,785	128,908	104,620
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
Value at beginning of period	$13.62	$13.75	$13.87	$14.00	$14.13
Value at end of period	$13.49	$13.62	$13.75	$13.87	$14.00
Number of accumulation units outstanding at end of period	469,490	471,733	578,941	546,739	707,063

	2015	2014	2013	2012	2011
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$15.38	$13.75	$10.52	$9.19	$9.04
Value at end of period	$15.56	$15.38	$13.75	$10.52	$9.19
Number of accumulation units outstanding at end of period	185,230	166,825	147,468	115,917	94,922
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$17.06	$15.28	$11.50	$9.92	$10.20
Value at end of period	$16.42	$17.06	$15.28	$11.50	$9.92
Number of accumulation units outstanding at end of period	79,757	68,055	49,813	34,477	35,014
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$17.08	$16.44	$11.96	$10.40	$10.93
Value at end of period	$16.15	$17.08	$16.44	$11.96	$10.40
Number of accumulation units outstanding at end of period	51,382	37,568	28,961	15,352	17,258
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$17.87	$17.08	$12.40	$10.87	$10.88
Value at end of period	$17.54	$17.87	$17.08	$12.40	$10.87
Number of accumulation units outstanding at end of period	105,143	102,649	87,312	73,862	72,009
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
Value at beginning of period	$50.46	$47.82	$35.04	$30.89	$31.98
Value at end of period	$49.59	$50.46	$47.82	$35.04	$30.89
Number of accumulation units outstanding at end of period	116,776	125,361	131,791	135,275	137,528
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$12.43	$11.87	$12.29	$11.95	$11.25
Value at end of period	$12.34	$12.43	$11.87	$12.29	$11.95
Number of accumulation units outstanding at end of period	83,650	30,688	30,621	35,456	36,942
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$20.41	$18.18	$13.90	$12.12	$12.02
Value at end of period	$20.44	$20.41	$18.18	$13.90	$12.12
Number of accumulation units outstanding at end of period	6,794	5,312	4,584	2,454	2,666
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$18.65	$16.70	$12.79	$11.08	$10.97
Value at end of period	$18.19	$18.65	$16.70	$12.79	$11.08
Number of accumulation units outstanding at end of period	1,634	1,228	751	253	48
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
Value at beginning of period	$16.85	$13.09	$12.95	$11.32	$10.43
Value at end of period	$17.18	$16.85	$13.09	$12.95	$11.32
Number of accumulation units outstanding at end of period	245,402	241,719	220,076	223,684	180,241
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$18.41	$17.06	$13.78	$12.79	$13.05
Value at end of period	$18.52	$18.41	$17.06	$13.78	$12.79
Number of accumulation units outstanding at end of period	18,108	768,656	681,776	723,553	836,002
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$18.88	$17.31	$13.05	$11.50	$11.87
Value at end of period	$18.15	$18.88	$17.31	$13.05	$11.50
Number of accumulation units outstanding at end of period	73,780	70,143	72,452	95,868	99,288
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$21.60	$21.60	$23.14	$19.61	$24.22
Value at end of period	$18.01	$21.60	$21.60	$23.14	$19.61
Number of accumulation units outstanding at end of period	69,833	72,789	73,942	94,605	88,188

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$23.74	$22.12	$16.07	$13.67	$13.99
Value at end of period	$22.65	$23.74	$22.12	$16.07	$13.67
Number of accumulation units outstanding at end of period	78,346	73,999	68,588	59,814	49,291
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$19.76	$19.50	$15.48	$12.84	$14.11
Value at end of period	$20.38	$19.76	$19.50	$15.48	$12.84
Number of accumulation units outstanding at end of period	37,571	1,050,775	1,172,737	1,264,374	1,437,522
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
Value at beginning of period	$19.03	$19.15	$17.21	$14.95	$15.20
Value at end of period	$17.98	$19.03	$19.15	$17.21	$14.95
Number of accumulation units outstanding at end of period	110,159	116,784	106,379	102,787	78,885
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
Value at beginning of period	$21.40	$19.26	$15.91	$14.03	$13.77
Value at end of period	$22.31	$21.40	$19.26	$15.91	$14.03
Number of accumulation units outstanding at end of period	1,545,543	1,400,394	1,329,995	1,183,144	1,109,412
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$25.57	$24.03	$18.70	$16.10	$16.40
Value at end of period	$23.58	$25.57	$24.03	$18.70	$16.10
Number of accumulation units outstanding at end of period	179,328	180,432	194,908	174,723	163,826
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
Value at beginning of period	$10.06	$10.87	$9.13	$7.75	$8.89
Value at end of period	$9.63	$10.06	$10.87	$9.13	$7.75
Number of accumulation units outstanding at end of period	301,221	321,496	349,489	347,947	275,242
WANGER SELECT					
Value at beginning of period	$21.81	$21.35	$16.01	$13.65	$16.74
Value at end of period	$21.66	$21.81	$21.35	$16.01	$13.65
Number of accumulation units outstanding at end of period	148,773	168,381	191,907	223,821	229,080
WANGER USA					
Value at beginning of period	$22.91	$22.07	$16.66	$14.01	$14.66
Value at end of period	$22.55	$22.91	$22.07	$16.66	$14.01
Number of accumulation units outstanding at end of period	49,270	51,849	63,963	73,015	79,950

TABLE 11
FOR CONTRACTS ISSUED UNDER 401(k) and 403(b) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
ALGER GREEN FUND (CLASS A)					
Value at beginning of period	$20.79	$20.04	$15.02	$13.21	$14.07
Value at end of period	$21.09	$20.79	$20.04	$15.02	$13.21
Number of accumulation units outstanding at end of period	33,901	40,960	39,673	35,164	25,734
AMERICAN BEACON SMALL CAP VALUE FUND (INVESTOR CLASS)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$10.60	$10.35			
Value at end of period	$9.93	$10.60			
Number of accumulation units outstanding at end of period	0	77			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
Value at beginning of period	$12.09	$11.89	$13.22	$12.52	$11.19
Value at end of period	$11.71	$12.09	$11.89	$13.22	$12.52
Number of accumulation units outstanding at end of period	443,372	475,706	492,093	591,153	419,596
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)					
(Funds were first received in this option during July 2015)					
Value at beginning of period	$9.74				
Value at end of period	$9.31				
Number of accumulation units outstanding at end of period	7,391				
AMERICAN MUTUAL FUND® (CLASS R-4)					
(Funds were first received in this option during July 2011)					
Value at beginning of period	$16.47	$14.78	$11.68	$10.51	$10.82
Value at end of period	$15.84	$16.47	$14.78	$11.68	$10.51
Number of accumulation units outstanding at end of period	7,411	8,758	819	342	267
ARIEL FUND (INVESTOR CLASS)					
Value at beginning of period	$19.02	$17.31	$12.09	$10.15	$11.56
Value at end of period	$18.06	$19.02	$17.31	$12.09	$10.15
Number of accumulation units outstanding at end of period	169,808	154,650	113,838	31,318	21,326
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
Value at beginning of period	$11.57	$11.80	$9.52	$7.67	$8.35
Value at end of period	$11.01	$11.57	$11.80	$9.52	$7.67
Number of accumulation units outstanding at end of period	379,303	325,147	189,216	68,700	67,626
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)					
Value at beginning of period	$19.45	$17.90	$12.51	$10.85	$11.73
Value at end of period	$17.26	$19.45	$17.90	$12.51	$10.85
Number of accumulation units outstanding at end of period	452,625	457,176	411,224	251,081	151,639
AVE MARIA RISING DIVIDEND FUND					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$9.99				
Value at end of period	$9.15				
Number of accumulation units outstanding at end of period	6,747				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$10.63				
Value at end of period	$10.09				
Number of accumulation units outstanding at end of period	213				
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INSTITUTIONAL SHARES)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$9.46				
Value at end of period	$9.48				
Number of accumulation units outstanding at end of period	12				
CLEARBRIDGE AGGRESSIVE GROWTH FUND (CLASS I)					
(Funds were first received in this option during January 2015)					
Value at beginning of period	$11.06				
Value at end of period	$10.48				
Number of accumulation units outstanding at end of period	3				
COLUMBIA MID CAP VALUE FUND (CLASS A)					
Value at beginning of period	$15.74	$14.19	$10.61	$9.20	$9.70
Value at end of period	$14.77	$15.74	$14.19	$10.61	$9.20
Number of accumulation units outstanding at end of period	71,791	98,909	64,315	68,807	75,847

	2015	2014	2013	2012	2011
DELAWARE SMALL CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during May 2013)					
Value at beginning of period	$12.57	$12.05	$10.43		
Value at end of period	$11.65	$12.57	$12.05		
Number of accumulation units outstanding at end of period	29,805	4,399	266		
EUROPACIFIC GROWTH FUND® (CLASS R-4)					
Value at beginning of period	$19.83	$20.58	$17.30	$14.65	$17.13
Value at end of period	$19.47	$19.83	$20.58	$17.30	$14.65
Number of accumulation units outstanding at end of period	2,191,638	2,304,544	2,658,792	2,736,978	2,878,122
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.89	$10.55			
Value at end of period	$11.06	$10.89			
Number of accumulation units outstanding at end of period	801	226			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
Value at beginning of period	$48.59	$43.84	$33.73	$29.27	$30.33
Value at end of period	$48.43	$48.59	$43.84	$33.73	$29.27
Number of accumulation units outstanding at end of period	2,593,529	2,778,987	3,086,792	3,135,098	3,164,441
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$10.88	$10.24			
Value at end of period	$11.39	$10.88			
Number of accumulation units outstanding at end of period	13	2			
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
Value at beginning of period	$28.87	$29.00	$21.50	$18.34	$19.25
Value at end of period	$26.48	$28.87	$29.00	$21.50	$18.34
Number of accumulation units outstanding at end of period	546,257	624,949	689,000	679,825	713,462
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)					
Value at beginning of period	$14.38	$13.34	$10.25	$8.84	$9.10
Value at end of period	$14.71	$14.38	$13.34	$10.25	$8.84
Number of accumulation units outstanding at end of period	821,914	678,576	610,487	588,206	649,765
INVESCO HIGH YIELD FUND (CLASS R5)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$9.73	$10.10			
Value at end of period	$9.37	$9.73			
Number of accumulation units outstanding at end of period	274	78			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)					
Value at beginning of period	$22.40	$21.65	$16.93	$15.49	$16.69
Value at end of period	$21.22	$22.40	$21.65	$16.93	$15.49
Number of accumulation units outstanding at end of period	26,426	29,001	29,718	34,235	35,891
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$10.85	$10.61			
Value at end of period	$10.40	$10.85			
Number of accumulation units outstanding at end of period	25,240	2			
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)					
(Funds were first received in this option during January 2015)					
Value at beginning of period	$11.01				
Value at end of period	$10.66				
Number of accumulation units outstanding at end of period	376				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$10.19	$9.73	$9.59		
Value at end of period	$10.08	$10.19	$9.73		
Number of accumulation units outstanding at end of period	345,427	209,832	62,207		
MFS® INTERNATIONAL VALUE FUND (CLASS R3)					
(Funds were first received in this option during April 2015)					
Value at beginning of period	$10.62				
Value at end of period	$10.31				
Number of accumulation units outstanding at end of period	30				
MFS® NEW DISCOVERY FUND (CLASS R3)					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$11.26				
Value at end of period	$10.23				
Number of accumulation units outstanding at end of period	21				
NEW WORLD FUND® (CLASS R-4)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$9.48	$9.89			
Value at end of period	$8.82	$9.48			
Number of accumulation units outstanding at end of period	368	29			
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$20.71	$20.48			
Value at end of period	$20.19	$20.71			
Number of accumulation units outstanding at end of period	6,570	253			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS Y)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$11.05	$12.48			
Value at end of period	$9.42	$11.05			
Number of accumulation units outstanding at end of period	0	1,949			
OPPENHEIMER INTERNATIONAL GROWTH FUND (CLASS Y)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$9.10	$9.74			
Value at end of period	$9.32	$9.10			
Number of accumulation units outstanding at end of period	468	216			
PARNASSUS CORE EQUITY FUND[SM] (INVESTOR SHARES)					
(Funds were first received in this option during January 2013)					
Value at beginning of period	$24.21	$21.36	$17.12		
Value at end of period	$23.83	$24.21	$21.36		
Number of accumulation units outstanding at end of period	704	937	46		
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$7.28				
Value at end of period	$5.41				
Number of accumulation units outstanding at end of period	21,171				
TCW TOTAL RETURN BOND FUND (CLASS N)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$9.93				
Value at end of period	$9.93				
Number of accumulation units outstanding at end of period	44,068				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
TEMPLETON GLOBAL BOND FUND (CLASS A)					
Value at beginning of period	$21.43	$21.31	$21.06	$18.37	$19.00
Value at end of period	$20.31	$21.43	$21.31	$21.06	$18.37
Number of accumulation units outstanding at end of period	1,582,998	1,877,478	2,575,397	2,596,041	2,540,197
THE GROWTH FUND OF AMERICA® (CLASS R-4)					
Value at beginning of period	$21.25	$19.65	$14.83	$12.43	$13.19
Value at end of period	$22.17	$21.25	$19.65	$14.83	$12.43
Number of accumulation units outstanding at end of period	2,779,294	2,957,866	3,070,169	3,142,962	3,449,060
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)					
(Funds were first received in this option during May 2011)					
Value at beginning of period	$3.32	$3.66	$7.61	$8.75	$9.81
Value at end of period	$2.41	$3.32	$3.66	$7.61	$8.75
Number of accumulation units outstanding at end of period	550,645	739,941	376,742	268,859	110,537
VOYA CORPORATE LEADERS 100 FUND (CLASS I)					
(Funds were first received in this option during July 2015)					
Value at beginning of period	$10.04				
Value at end of period	$9.63				
Number of accumulation units outstanding at end of period	44,399				
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)					
(Funds were first received in this option during May 2014)					
Value at beginning of period	$10.16	$10.07			
Value at end of period	$9.72	$10.16			
Number of accumulation units outstanding at end of period	153,867	31,383			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.34				
Value at end of period	$9.64				
Number of accumulation units outstanding at end of period	886				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$25.58	$23.33	$18.04	$15.74	$15.94
Value at end of period	$24.96	$25.58	$23.33	$18.04	$15.74
Number of accumulation units outstanding at end of period	2,573,348	2,796,332	2,980,033	2,784,865	3,122,470
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)					
(Funds were first received in this option during July 2011)					
Value at beginning of period	$18.41	$17.55	$15.10	$13.47	$14.52
Value at end of period	$18.00	$18.41	$17.55	$15.10	$13.47
Number of accumulation units outstanding at end of period	2,930	1,878	1,837	7,139	420
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)					
(Funds were first received in this option during July 2011)					
Value at beginning of period	$19.82	$18.85	$15.57	$13.62	$15.01
Value at end of period	$19.33	$19.82	$18.85	$15.57	$13.62
Number of accumulation units outstanding at end of period	14,493	13,999	12,254	3,906	65
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during January 2014)					
Value at beginning of period	$15.33	$14.51			
Value at end of period	$15.04	$15.33			
Number of accumulation units outstanding at end of period	25,688	25,933			
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
Value at beginning of period	$23.49	$22.24	$22.49	$20.77	$19.50
Value at end of period	$23.39	$23.49	$22.24	$22.49	$20.77
Number of accumulation units outstanding at end of period	2,107,186	1,154,880	1,277,382	1,467,500	1,403,969

	2015	2014	2013	2012	2011
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$9.17	$9.84	$8.19	$6.97	$8.01
Value at end of period	$9.00	$9.17	$9.84	$8.19	$6.97
Number of accumulation units outstanding at end of period	645,584	464,004	403,035	334,897	320,786
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during July 2011)					
Value at beginning of period	$19.94	$17.77	$13.74	$11.78	$12.64
Value at end of period	$20.95	$19.94	$17.77	$13.74	$11.78
Number of accumulation units outstanding at end of period	15,512	19,597	1,169	6,513	1,230
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during October 2013)					
Value at beginning of period	$12.20	$11.23	$10.69		
Value at end of period	$11.52	$12.20	$11.23		
Number of accumulation units outstanding at end of period	3,273	6,879	7,913		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$26.34	$24.45	$18.71	$16.55	$16.80
Value at end of period	$26.22	$26.34	$24.45	$18.71	$16.55
Number of accumulation units outstanding at end of period	696,197	722,454	801,153	623,094	331,079
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
Value at beginning of period	$13.49	$13.62	$13.76	$13.89	$14.03
Value at end of period	$13.36	$13.49	$13.62	$13.76	$13.89
Number of accumulation units outstanding at end of period	2,500,323	2,439,906	2,746,407	2,686,771	3,191,766
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$15.33	$13.72	$10.49	$9.17	$9.03
Value at end of period	$15.50	$15.33	$13.72	$10.49	$9.17
Number of accumulation units outstanding at end of period	778,297	548,712	415,194	311,379	215,476
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$17.00	$15.24	$11.47	$9.90	$10.19
Value at end of period	$16.36	$17.00	$15.24	$11.47	$9.90
Number of accumulation units outstanding at end of period	616,625	409,229	296,380	211,416	173,172
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$17.03	$16.39	$11.93	$10.39	$10.92
Value at end of period	$16.09	$17.03	$16.39	$11.93	$10.39
Number of accumulation units outstanding at end of period	496,345	346,754	299,111	202,565	173,908
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$17.75	$16.97	$12.33	$10.81	$10.83
Value at end of period	$17.41	$17.75	$16.97	$12.33	$10.81
Number of accumulation units outstanding at end of period	585,811	500,285	537,316	403,013	341,819
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
Value at beginning of period	$50.02	$47.42	$34.77	$30.67	$31.76
Value at end of period	$49.13	$50.02	$47.42	$34.77	$30.67
Number of accumulation units outstanding at end of period	424,083	429,760	451,643	472,664	521,379
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$12.39	$11.83	$12.26	$11.93	$11.24
Value at end of period	$12.29	$12.39	$11.83	$12.26	$11.93
Number of accumulation units outstanding at end of period	139,710	115,169	86,682	82,672	79,019
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$20.30	$18.09	$13.84	$12.07	$11.98
Value at end of period	$20.32	$20.30	$18.09	$13.84	$12.07
Number of accumulation units outstanding at end of period	54,454	36,748	9,525	2,839	21,652

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during July 2012)					
Value at beginning of period	$18.61	$16.67	$12.78	$11.72	
Value at end of period	$18.14	$18.61	$16.67	$12.78	
Number of accumulation units outstanding at end of period	1,025	13,837	15,044	3,524	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
Value at beginning of period	$16.77	$13.04	$12.91	$11.29	$10.41
Value at end of period	$17.09	$16.77	$13.04	$12.91	$11.29
Number of accumulation units outstanding at end of period	758,836	792,173	817,575	866,048	733,225
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$18.32	$16.98	$13.73	$12.74	$13.01
Value at end of period	$18.41	$18.32	$16.98	$13.73	$12.74
Number of accumulation units outstanding at end of period	4,215	2,141,553	2,046,895	2,067,923	2,112,686
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$18.78	$17.23	$13.00	$11.46	$11.83
Value at end of period	$18.05	$18.78	$17.23	$13.00	$11.46
Number of accumulation units outstanding at end of period	283,868	273,920	291,884	259,812	279,345
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$21.49	$21.51	$23.05	$19.55	$24.15
Value at end of period	$17.92	$21.49	$21.51	$23.05	$19.55
Number of accumulation units outstanding at end of period	130,560	157,440	152,399	168,724	159,498
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$23.63	$22.02	$16.01	$13.62	$13.95
Value at end of period	$22.53	$23.63	$22.02	$16.01	$13.62
Number of accumulation units outstanding at end of period	269,912	244,053	166,219	93,630	51,309
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$18.87	$19.41	$15.42	$12.80	$14.07
Value at end of period	$20.27	$18.87	$19.41	$15.42	$12.80
Number of accumulation units outstanding at end of period	17,497	3,428,908	3,485,355	3,562,566	3,801,021
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
Value at beginning of period	$18.95	$19.07	$17.15	$14.91	$15.17
Value at end of period	$17.90	$18.95	$19.07	$17.15	$14.91
Number of accumulation units outstanding at end of period	286,962	316,174	318,955	230,657	198,670
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
Value at beginning of period	$21.30	$19.18	$15.85	$13.99	$13.73
Value at end of period	$22.19	$21.30	$19.18	$15.85	$13.99
Number of accumulation units outstanding at end of period	6,581,577	5,916,489	5,435,817	4,947,953	4,342,117
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$25.43	$23.90	$18.61	$16.04	$16.34
Value at end of period	$23.44	$25.43	$23.90	$18.61	$16.04
Number of accumulation units outstanding at end of period	405,541	420,241	422,450	420,961	393,593
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
Value at beginning of period	$10.03	$10.84	$9.11	$7.74	$8.88
Value at end of period	$9.60	$10.03	$10.84	$9.11	$7.74
Number of accumulation units outstanding at end of period	1,101,605	1,144,455	1,227,483	1,345,055	1,000,279
WANGER SELECT					
Value at beginning of period	$21.69	$21.24	$15.94	$13.59	$16.68
Value at end of period	$21.53	$21.69	$21.24	$15.94	$13.59
Number of accumulation units outstanding at end of period	682,009	725,008	783,984	861,491	928,404

	2015	2014	2013	2012	2011
WANGER USA					
Value at beginning of period	$22.79	$21.97	$16.59	$13.96	$14.61
Value at end of period	$22.42	$22.79	$21.97	$16.59	$13.96
Number of accumulation units outstanding at end of period	604,566	646,645	787,098	870,892	866,682

TABLE 12
FOR CONTRACTS ISSUED UNDER 403(b) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
ALGER GREEN FUND (CLASS A)					
Value at beginning of period	$20.67	$19.94	$14.97	$13.17	$14.05
Value at end of period	$20.95	$20.67	$19.94	$14.97	$13.17
Number of accumulation units outstanding at end of period	2,163	285	1,263	424	669
AMERICAN BEACON SMALL CAP VALUE FUND (INVESTOR CLASS)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.71				
Value at end of period	$9.92				
Number of accumulation units outstanding at end of period	40				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
Value at beginning of period	$12.02	$11.84	$13.17	$12.48	$11.17
Value at end of period	$11.63	$12.02	$11.84	$13.17	$12.48
Number of accumulation units outstanding at end of period	15,918	27,760	42,630	37,516	13,100
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$9.18				
Value at end of period	$9.30				
Number of accumulation units outstanding at end of period	485				
AMERICAN MUTUAL FUND® (CLASS R-4)					
(Funds were first received in this option during November 2012)					
Value at beginning of period	$16.41	$14.74	$11.65	$11.35	
Value at end of period	$15.76	$16.41	$14.74	$11.65	
Number of accumulation units outstanding at end of period	2,628	107	198	10	
ARIEL FUND (INVESTOR CLASS)					
Value at beginning of period	$18.93	$17.25	$12.05	$10.13	$11.55
Value at end of period	$17.95	$18.93	$17.25	$12.05	$10.13
Number of accumulation units outstanding at end of period	6,451	6,505	14,380	4,776	2,226
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
Value at beginning of period	$11.48	$11.72	$9.46	$7.63	$8.32
Value at end of period	$10.91	$11.48	$11.72	$9.46	$7.63
Number of accumulation units outstanding at end of period	7,163	3,001	2,571	3,572	1,717
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)					
Value at beginning of period	$19.36	$17.84	$12.48	$10.84	$11.72
Value at end of period	$17.16	$19.36	$17.84	$12.48	$10.84
Number of accumulation units outstanding at end of period	16,824	9,205	13,104	4,991	2,133

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
AVE MARIA RISING DIVIDEND FUND					
(Funds were first received in this option during October 2015)					
Value at beginning of period	$9.23				
Value at end of period	$9.15				
Number of accumulation units outstanding at end of period	1,470				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)					
(Funds were first received in this option during October 2015)					
Value at beginning of period	$9.54				
Value at end of period	$10.08				
Number of accumulation units outstanding at end of period	1,972				
CLEARBRIDGE AGGRESSIVE GROWTH FUND (CLASS I)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$11.03	$10.54			
Value at end of period	$10.46	$11.03			
Number of accumulation units outstanding at end of period	1,342	10			
COLUMBIA MID CAP VALUE FUND (CLASS A)					
Value at beginning of period	$15.63	$14.11	$10.56	$9.16	$9.68
Value at end of period	$14.66	$15.63	$14.11	$10.56	$9.16
Number of accumulation units outstanding at end of period	2,863	1,503	1,690	2,607	1,943
DELAWARE SMALL CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during March 2014)					
Value at beginning of period	$12.55	$12.24			
Value at end of period	$11.62	$12.55			
Number of accumulation units outstanding at end of period	160	576			
DEUTSCHE SMALL CAP GROWTH FUND (CLASS S)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$11.27				
Value at end of period	$10.63				
Number of accumulation units outstanding at end of period	190				
EUROPACIFIC GROWTH FUND® (CLASS R-4)					
Value at beginning of period	$19.62	$20.38	$17.15	$14.54	$17.02
Value at end of period	$19.25	$19.62	$20.38	$17.15	$14.54
Number of accumulation units outstanding at end of period	56,737	75,234	86,715	77,431	68,024
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.78				
Value at end of period	$11.04				
Number of accumulation units outstanding at end of period	3,710				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
Value at beginning of period	$47.69	$43.08	$33.17	$28.81	$29.88
Value at end of period	$47.49	$47.69	$43.08	$33.17	$28.81
Number of accumulation units outstanding at end of period	166,371	195,144	218,850	220,953	234,868
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$11.47				
Value at end of period	$11.38				
Number of accumulation units outstanding at end of period	324				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
Value at beginning of period	$28.49	$28.64	$21.25	$18.15	$19.07
Value at end of period	$26.10	$28.49	$28.64	$21.25	$18.15
Number of accumulation units outstanding at end of period	22,437	30,428	36,590	31,445	33,412

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)					
Value at beginning of period	$14.28	$13.26	$10.20	$8.80	$9.08
Value at end of period	$14.60	$14.28	$13.26	$10.20	$8.80
Number of accumulation units outstanding at end of period	22,688	31,490	33,384	36,185	32,043
GOLDMAN SACHS GROWTH OPPORTUNITIES FUND (CLASS IR SHARES)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$11.29	$10.71			
Value at end of period	$10.56	$11.29			
Number of accumulation units outstanding at end of period	207	1			
INVESCO AMERICAN VALUE FUND (CLASS R5)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$10.85	$10.34			
Value at end of period	$9.80	$10.85			
Number of accumulation units outstanding at end of period	192	4			
INVESCO FLOATING RATE FUND (CLASS R5)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$9.70				
Value at end of period	$9.55				
Number of accumulation units outstanding at end of period	89				
INVESCO HIGH YIELD FUND (CLASS R5)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$9.73	$9.46			
Value at end of period	$9.36	$9.73			
Number of accumulation units outstanding at end of period	220	8			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)					
Value at beginning of period	$18.27	$17.67	$13.83	$12.67	$13.66
Value at end of period	$17.28	$18.27	$17.67	$13.83	$12.67
Number of accumulation units outstanding at end of period	669	542	460	597	1,395
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$11.73				
Value at end of period	$10.39				
Number of accumulation units outstanding at end of period	2,156				
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$11.02	$10.58			
Value at end of period	$10.64	$11.02			
Number of accumulation units outstanding at end of period	696	18			
LOOMIS SAYLES VALUE FUND (CLASS Y)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.94				
Value at end of period	$10.23				
Number of accumulation units outstanding at end of period	183				
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)					
(Funds were first received in this option during September 2013)					
Value at beginning of period	$10.17	$9.72	$9.69		
Value at end of period	$10.06	$10.17	$9.72		
Number of accumulation units outstanding at end of period	13,246	2,490	1,193		
MFS® INTERNATIONAL VALUE FUND (CLASS R3)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.14				
Value at end of period	$10.29				
Number of accumulation units outstanding at end of period	222				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
MFS® NEW DISCOVERY FUND (CLASS R3)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.26				
Value at end of period	$10.22				
Number of accumulation units outstanding at end of period	48				
NEW WORLD FUND® (CLASS R-4)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$9.47	$10.15			
Value at end of period	$8.81	$9.47			
Number of accumulation units outstanding at end of period	176	2			
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$20.70	$20.51			
Value at end of period	$20.15	$20.70			
Number of accumulation units outstanding at end of period	12	527			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS Y)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.99				
Value at end of period	$9.39				
Number of accumulation units outstanding at end of period	195				
OPPENHEIMER INTERNATIONAL GROWTH FUND (CLASS Y)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$9.28				
Value at end of period	$9.31				
Number of accumulation units outstanding at end of period	1,378				
OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND (CLASS Y)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$9.76	$9.58			
Value at end of period	$11.12	$9.76			
Number of accumulation units outstanding at end of period	662	14			
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)					
(Funds were first received in this option during November 2012)					
Value at beginning of period	$24.10	$21.28	$16.06	$15.51	
Value at end of period	$23.70	$24.10	$21.28	$16.06	
Number of accumulation units outstanding at end of period	3,048	0	112	46	
TCW TOTAL RETURN BOND FUND (CLASS N)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$9.98				
Value at end of period	$9.92				
Number of accumulation units outstanding at end of period	28				
TEMPLETON GLOBAL BOND FUND (CLASS A)					
Value at beginning of period	$21.20	$21.11	$20.88	$18.23	$18.87
Value at end of period	$20.08	$21.20	$21.11	$20.88	$18.23
Number of accumulation units outstanding at end of period	26,548	45,042	48,483	50,799	44,116
THE GROWTH FUND OF AMERICA® (CLASS R-4)					
Value at beginning of period	$21.03	$19.46	$14.70	$12.33	$13.10
Value at end of period	$21.91	$21.03	$19.46	$14.70	$12.33
Number of accumulation units outstanding at end of period	79,682	86,428	105,729	109,479	127,160
THIRD AVENUE REAL ESTATE VALUE FUND (INSTITUTIONAL CLASS)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$10.32				
Value at end of period	$10.00				
Number of accumulation units outstanding at end of period	68				

	2015	2014	2013	2012	2011
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)					
(Funds were first received in this option during July 2011)					
Value at beginning of period	$3.31	$3.65	$7.60	$8.74	$10.65
Value at end of period	$2.40	$3.31	$3.65	$7.60	$8.74
Number of accumulation units outstanding at end of period	5,772	13,998	14,408	12,397	5,804
VICTORY INTEGRITY SMALL-CAP VALUE FUND (CLASS Y)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.99				
Value at end of period	$9.91				
Number of accumulation units outstanding at end of period	67				
VOYA CORPORATE LEADERS 100 FUND (CLASS I)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$9.17				
Value at end of period	$9.62				
Number of accumulation units outstanding at end of period	2,861				
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.15	$10.30			
Value at end of period	$9.71	$10.15			
Number of accumulation units outstanding at end of period	35	615			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.34				
Value at end of period	$9.63				
Number of accumulation units outstanding at end of period	751				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$25.10	$22.92	$17.74	$15.49	$15.71
Value at end of period	$24.47	$25.10	$22.92	$17.74	$15.49
Number of accumulation units outstanding at end of period	138,397	174,587	195,439	163,608	227,292
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$18.46				
Value at end of period	$17.90				
Number of accumulation units outstanding at end of period	6,238				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$19.82				
Value at end of period	$19.22				
Number of accumulation units outstanding at end of period	7,203				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$20.78				
Value at end of period	$20.12				
Number of accumulation units outstanding at end of period	11,517				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2012)					
Value at beginning of period	$16.32	$15.48	$12.59	$12.18	
Value at end of period	$15.87	$16.32	$15.48	$12.59	
Number of accumulation units outstanding at end of period	14,534	0	153	56	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$15.23				
Value at end of period	$14.96				
Number of accumulation units outstanding at end of period	1,249				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
Value at beginning of period	$23.05	$21.85	$22.12	$20.44	$19.22
Value at end of period	$22.94	$23.05	$21.85	$22.12	$20.44
Number of accumulation units outstanding at end of period	77,971	59,433	73,516	89,949	92,326
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$9.11	$9.79	$8.15	$6.94	$7.99
Value at end of period	$8.93	$9.11	$9.79	$8.15	$6.94
Number of accumulation units outstanding at end of period	19,552	34,556	31,094	30,957	23,367
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during March 2012)					
Value at beginning of period	$19.85	$17.70	$13.70	$13.66	
Value at end of period	$20.83	$19.85	$17.70	$13.70	
Number of accumulation units outstanding at end of period	2,921	2,513	5,626	1,038	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during July 2014)					
Value at beginning of period	$12.18	$11.97			
Value at end of period	$11.49	$12.18			
Number of accumulation units outstanding at end of period	714	497			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$25.99	$24.14	$18.50	$16.38	$16.64
Value at end of period	$25.84	$25.99	$24.14	$18.50	$16.38
Number of accumulation units outstanding at end of period	26,597	38,609	49,948	27,561	20,661
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
Value at beginning of period	$13.24	$13.39	$13.53	$13.68	$13.83
Value at end of period	$13.10	$13.24	$13.39	$13.53	$13.68
Number of accumulation units outstanding at end of period	106,968	156,528	154,436	210,844	189,340
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$15.23	$13.64	$10.44	$9.14	$9.01
Value at end of period	$15.38	$15.23	$13.64	$10.44	$9.14
Number of accumulation units outstanding at end of period	13,295	16,951	44,641	30,746	14,946
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.89	$15.15	$11.42	$9.86	$10.16
Value at end of period	$16.24	$16.89	$15.15	$11.42	$9.86
Number of accumulation units outstanding at end of period	11,609	8,139	6,461	3,604	4,014
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.92	$16.30	$11.88	$10.35	$10.89
Value at end of period	$15.97	$16.92	$16.30	$11.88	$10.35
Number of accumulation units outstanding at end of period	7,404	14,319	13,121	5,605	5,463
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$17.51	$16.76	$12.19	$10.70	$10.73
Value at end of period	$17.16	$17.51	$16.76	$12.19	$10.70
Number of accumulation units outstanding at end of period	25,533	17,268	14,940	11,044	10,401
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
Value at beginning of period	$49.14	$46.63	$34.23	$30.22	$31.33
Value at end of period	$48.22	$49.14	$46.63	$34.23	$30.22
Number of accumulation units outstanding at end of period	18,638	23,482	25,269	25,246	27,295

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$12.30	$11.77	$12.21	$11.88	$11.21
Value at end of period	$12.20	$12.30	$11.77	$12.21	$11.88
Number of accumulation units outstanding at end of period	5,827	26,310	11,119	12,982	13,006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$18.53	$16.61	$12.75	$11.05	$10.79
Value at end of period	$18.04	$18.53	$16.61	$12.75	$11.05
Number of accumulation units outstanding at end of period	377	29	4,818	1,188	85
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
Value at beginning of period	$16.63	$12.94	$12.82	$11.22	$10.36
Value at end of period	$16.93	$16.63	$12.94	$12.82	$11.22
Number of accumulation units outstanding at end of period	15,381	26,148	21,605	19,865	16,742
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$18.80	$17.44	$13.62	$12.65	$12.93
Value at end of period	$17.57	$18.80	$17.44	$13.62	$12.65
Number of accumulation units outstanding at end of period	165,348	179,265	185,170	226,598	246,727
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$18.60	$17.08	$12.90	$11.38	$11.76
Value at end of period	$17.86	$18.60	$17.08	$12.90	$11.38
Number of accumulation units outstanding at end of period	4,839	9,261	9,502	6,077	8,393
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$21.28	$21.32	$22.87	$19.41	$24.02
Value at end of period	$17.73	$21.28	$21.32	$22.87	$19.41
Number of accumulation units outstanding at end of period	12,197	12,966	20,262	13,672	17,635
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$23.40	$21.83	$15.89	$13.53	$13.87
Value at end of period	$22.29	$23.40	$21.83	$15.89	$13.53
Number of accumulation units outstanding at end of period	6,474	9,343	12,348	8,280	2,634
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$18.68	$18.46	$15.30	$12.71	$13.99
Value at end of period	$19.24	$18.68	$18.46	$15.30	$12.71
Number of accumulation units outstanding at end of period	227,155	264,494	318,262	327,230	357,520
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
Value at beginning of period	$18.79	$18.93	$17.04	$14.82	$15.10
Value at end of period	$17.72	$18.79	$18.93	$17.04	$14.82
Number of accumulation units outstanding at end of period	21,611	19,237	20,746	13,962	10,056
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
Value at beginning of period	$21.09	$19.01	$15.73	$13.89	$13.65
Value at end of period	$21.95	$21.09	$19.01	$15.73	$13.89
Number of accumulation units outstanding at end of period	146,755	174,506	199,485	153,090	131,986
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$25.14	$23.65	$18.43	$15.90	$16.22
Value at end of period	$23.15	$25.14	$23.65	$18.43	$15.90
Number of accumulation units outstanding at end of period	25,588	35,381	41,774	42,825	53,577
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
Value at beginning of period	$9.96	$10.78	$9.06	$7.71	$8.85
Value at end of period	$9.52	$9.96	$10.78	$9.06	$7.71
Number of accumulation units outstanding at end of period	57,697	61,965	66,347	79,859	55,304

	2015	**2014**	**2013**	**2012**	**2011**
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$9.37	$9.63			
Value at end of period	$8.59	$9.37			
Number of accumulation units outstanding at end of period	12	2			
WANGER SELECT					
Value at beginning of period	$21.46	$21.04	$15.81	$13.49	$16.57
Value at end of period	$21.28	$21.46	$21.04	$15.81	$13.49
Number of accumulation units outstanding at end of period	11,012	19,598	21,803	22,443	22,873
WANGER USA					
Value at beginning of period	$22.55	$21.75	$16.44	$13.85	$14.51
Value at end of period	$22.16	$22.55	$21.75	$16.44	$13.85
Number of accumulation units outstanding at end of period	11,074	16,079	15,750	18,581	19,229

TABLE 13

FOR CONTRACTS ISSUED UNDER 403(b) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2015	**2014**	**2013**	**2012**
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)				
(Funds were first received in this option during December 2015)				
Value at beginning of period	$9.50			
Value at end of period	$9.29			
Number of accumulation units outstanding at end of period	4,717			
AMERICAN MUTUAL FUND® (CLASS R-4)				
(Funds were first received in this option during August 2012)				
Value at beginning of period	$16.34	$14.69	$11.63	$11.50
Value at end of period	$15.68	$16.34	$14.69	$11.63
Number of accumulation units outstanding at end of period	0	1,531	73	47
ARIEL FUND (INVESTOR CLASS)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$18.84	$17.19	$12.02	$11.18
Value at end of period	$17.85	$18.84	$17.19	$12.02
Number of accumulation units outstanding at end of period	720	460	7	19
CLEARBRIDGE AGGRESSIVE GROWTH FUND (CLASS I)				
(Funds were first received in this option during September 2014)				
Value at beginning of period	$11.02	$11.03		
Value at end of period	$10.44	$11.02		
Number of accumulation units outstanding at end of period	0	122		
DELAWARE SMALL CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during November 2014)				
Value at beginning of period	$12.53	$12.41		
Value at end of period	$11.59	$12.53		
Number of accumulation units outstanding at end of period	0	62		
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)				
(Funds were first received in this option during July 2014)				
Value at beginning of period	$10.87	$10.59		
Value at end of period	$11.03	$10.87		
Number of accumulation units outstanding at end of period	27	1,232		

Condensed Financial Information (continued)

	2015	2014	2013	2012
GOLDMAN SACHS GROWTH OPPORTUNITIES FUND (CLASS IR SHARES)				
(Funds were first received in this option during December 2015)				
Value at beginning of period	$10.48			
Value at end of period	$10.54			
Number of accumulation units outstanding at end of period	0			
INVESCO AMERICAN VALUE FUND (CLASS R5)				
(Funds were first received in this option during July 2014)				
Value at beginning of period	$10.84	$10.62		
Value at end of period	$9.79	$10.84		
Number of accumulation units outstanding at end of period	0	72		
INVESCO HIGH YIELD FUND (CLASS R5)				
(Funds were first received in this option during December 2015)				
Value at beginning of period	$9.32			
Value at end of period	$9.34			
Number of accumulation units outstanding at end of period	0			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)				
(Funds were first received in this option during February 2012)				
Value at beginning of period	$18.16	$17.59	$13.78	$13.99
Value at end of period	$17.17	$18.16	$17.59	$13.78
Number of accumulation units outstanding at end of period	68	44	6	2
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)				
(Funds were first received in this option during August 2014)				
Value at beginning of period	$11.01	$10.18		
Value at end of period	$10.63	$11.01		
Number of accumulation units outstanding at end of period	1	159		
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)				
(Funds were first received in this option during July 2014)				
Value at beginning of period	$10.16	$10.00		
Value at end of period	$10.03	$10.16		
Number of accumulation units outstanding at end of period	20,216	2,113		
MFS® INTERNATIONAL VALUE FUND (CLASS R3)				
(Funds were first received in this option during August 2014)				
Value at beginning of period	$9.77	$9.97		
Value at end of period	$10.28	$9.77		
Number of accumulation units outstanding at end of period	0	13		
MFS® NEW DISCOVERY FUND (CLASS R3)				
(Funds were first received in this option during August 2014)				
Value at beginning of period	$10.55	$10.58		
Value at end of period	$10.20	$10.55		
Number of accumulation units outstanding at end of period	0	14		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS Y)				
(Funds were first received in this option during July 2014)				
Value at beginning of period	$11.00	$12.38		
Value at end of period	$9.36	$11.00		
Number of accumulation units outstanding at end of period	0	97		
OPPENHEIMER INTERNATIONAL GROWTH FUND (CLASS Y)				
(Funds were first received in this option during July 2014)				
Value at beginning of period	$9.09	$9.92		
Value at end of period	$9.29	$9.09		
Number of accumulation units outstanding at end of period	18	650		

Condensed Financial Information (continued)

	2015	2014	2013	2012
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)				
(Funds were first received in this option during January 2012)				
Value at beginning of period	$23.99	$21.21	$16.01	$14.33
Value at end of period	$23.57	$23.99	$21.21	$16.01
Number of accumulation units outstanding at end of period	2,749	3,952	1,046	792
TCW TOTAL RETURN BOND FUND (CLASS N)				
(Funds were first received in this option during October 2015)				
Value at beginning of period	$10.00			
Value at end of period	$9.92			
Number of accumulation units outstanding at end of period	351			
TEMPLETON GLOBAL BOND FUND (CLASS A)				
(Funds were first received in this option during January 2012)				
Value at beginning of period	$10.87	$10.83	$10.72	$9.58
Value at end of period	$10.28	$10.87	$10.83	$10.72
Number of accumulation units outstanding at end of period	0	9,037	4,686	2,437
VOYA CORPORATE LEADERS 100 FUND (CLASS I)				
(Funds were first received in this option during August 2015)				
Value at beginning of period	$9.91			
Value at end of period	$9.62			
Number of accumulation units outstanding at end of period	12			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)				
(Funds were first received in this option during March 2015)				
Value at beginning of period	$10.29			
Value at end of period	$9.69			
Number of accumulation units outstanding at end of period	19			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)				
(Funds were first received in this option during March 2015)				
Value at beginning of period	$10.34			
Value at end of period	$9.62			
Number of accumulation units outstanding at end of period	81			
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)				
(Funds were first received in this option during September 2013)				
Value at beginning of period	$18.24	$17.43	$16.66	
Value at end of period	$17.80	$18.24	$17.43	
Number of accumulation units outstanding at end of period	38,615	35,918	88	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)				
(Funds were first received in this option during August 2013)				
Value at beginning of period	$19.64	$18.72	$17.15	
Value at end of period	$19.12	$19.64	$18.72	
Number of accumulation units outstanding at end of period	40,841	37,888	659	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)				
(Funds were first received in this option during December 2012)				
Value at beginning of period	$20.58	$19.59	$15.95	$15.64
Value at end of period	$20.01	$20.58	$19.59	$15.95
Number of accumulation units outstanding at end of period	10,416	16,098	863	22
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)				
(Funds were first received in this option during August 2013)				
Value at beginning of period	$16.24	$15.42	$14.02	
Value at end of period	$15.78	$16.24	$15.42	
Number of accumulation units outstanding at end of period	10,244	14,949	933	

	2015	2014	2013	2012
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during August 2015)				
Value at beginning of period	$15.23			
Value at end of period	$14.87			
Number of accumulation units outstanding at end of period	2,201			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)				
(Funds were first received in this option during July 2012)				
Value at beginning of period	$19.76	$17.64	$13.67	$13.25
Value at end of period	$20.72	$19.76	$17.64	$13.67
Number of accumulation units outstanding at end of period	278	222	257	1,905
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during January 2012)				
Value at beginning of period	$19.87	$17.74	$13.60	$12.41
Value at end of period	$19.86	$19.87	$17.74	$13.60
Number of accumulation units outstanding at end of period	0	2,145	1,414	926
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during January 2012)				
Value at beginning of period	$18.45	$16.56	$12.71	$11.61
Value at end of period	$17.95	$18.45	$16.56	$12.71
Number of accumulation units outstanding at end of period	0	144	4	4

TABLE 14
FOR CERTAIN CONTRACTS ISSUED UNDER 401(a) PLANS AND CERTAIN DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
ALGER GREEN FUND (CLASS A)				
Value at beginning of period	$20.50	$19.81	$14.88	$13.12
Value at end of period	$20.74	$20.50	$19.81	$14.88
Number of accumulation units outstanding at end of period	38,909	34,110	39,402	30,680
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)				
Value at beginning of period	$11.92	$11.76	$13.10	$12.43
Value at end of period	$11.52	$11.92	$11.76	$13.10
Number of accumulation units outstanding at end of period	324,490	374,194	408,029	647,130
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)				
(Funds were first received in this option during May 2015)				
Value at beginning of period	$10.09			
Value at end of period	$9.29			
Number of accumulation units outstanding at end of period	11,635			
AMERICAN MUTUAL FUND® (CLASS R-4)				
Value at beginning of period	$16.31	$14.67	$11.62	$10.48
Value at end of period	$15.64	$16.31	$14.67	$11.62
Number of accumulation units outstanding at end of period	162	162	143	35
ARIEL FUND (INVESTOR CLASS)				
Value at beginning of period	$18.80	$17.15	$12.01	$10.10
Value at end of period	$17.80	$18.80	$17.15	$12.01
Number of accumulation units outstanding at end of period	203,524	187,146	192,705	66,427

Condensed Financial Information (continued)

	2015	2014	2013	2012
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)				
Value at beginning of period	$11.01	$11.26	$9.11	$7.35
Value at end of period	$10.45	$11.01	$11.26	$9.11
Number of accumulation units outstanding at end of period	506,293	452,582	395,930	208,888
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)				
Value at beginning of period	$19.22	$17.74	$12.43	$10.81
Value at end of period	$17.02	$19.22	$17.74	$12.43
Number of accumulation units outstanding at end of period	357,894	437,609	373,361	189,894
AVE MARIA RISING DIVIDEND FUND				
(Funds were first received in this option during May 2015)				
Value at beginning of period	$10.03			
Value at end of period	$9.14			
Number of accumulation units outstanding at end of period	25,368			
COLUMBIA MID CAP VALUE FUND (CLASS A)				
Value at beginning of period	$15.48	$13.99	$10.48	$9.11
Value at end of period	$14.49	$15.48	$13.99	$10.48
Number of accumulation units outstanding at end of period	152,872	172,083	88,455	74,528
DELAWARE SMALL CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during June 2013)				
Value at beginning of period	$12.52	$12.03	$10.35	
Value at end of period	$11.57	$12.52	$12.03	
Number of accumulation units outstanding at end of period	18,690	11,293	3,842	
EUROPACIFIC GROWTH FUND® (CLASS R-4)				
Value at beginning of period	$19.31	$20.09	$16.92	$14.38
Value at end of period	$18.91	$19.31	$20.09	$16.92
Number of accumulation units outstanding at end of period	2,399,657	2,509,696	2,644,801	2,823,848
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)				
Value at beginning of period	$51.48	$46.56	$35.91	$31.24
Value at end of period	$51.18	$51.48	$46.56	$35.91
Number of accumulation units outstanding at end of period	4,733,596	5,132,547	5,517,345	5,998,782
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)				
Value at beginning of period	$27.92	$28.11	$20.89	$17.87
Value at end of period	$25.54	$27.92	$28.11	$20.89
Number of accumulation units outstanding at end of period	705,843	800,450	909,417	954,573
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)				
Value at beginning of period	$14.14	$13.15	$10.13	$8.76
Value at end of period	$14.44	$14.14	$13.15	$10.13
Number of accumulation units outstanding at end of period	1,112,564	948,483	914,856	881,974
INVESCO MID CAP CORE EQUITY FUND (CLASS A)				
Value at beginning of period	$18.11	$17.55	$13.76	$12.62
Value at end of period	$17.11	$18.11	$17.55	$13.76
Number of accumulation units outstanding at end of period	39,996	41,276	43,248	43,289
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)				
(Funds were first received in this option during May 2015)				
Value at beginning of period	$11.46			
Value at end of period	$10.36			
Number of accumulation units outstanding at end of period	80,746			
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)				
(Funds were first received in this option during May 2013)				
Value at beginning of period	$10.15	$9.71	$9.94	
Value at end of period	$10.02	$10.15	$9.71	
Number of accumulation units outstanding at end of period	329,211	209,536	36,068	

Condensed Financial Information (continued)

	2015	2014	2013	2012
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)				
(Funds were first received in this option during October 2014)				
Value at beginning of period	$20.68	$20.45		
Value at end of period	$20.10	$20.68		
Number of accumulation units outstanding at end of period	6,713	2,691		
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)				
Value at beginning of period	$18.97	$16.78	$12.68	$11.12
Value at end of period	$18.63	$18.97	$16.78	$12.68
Number of accumulation units outstanding at end of period	291	291	258	63
PIMCO COMMODITYREALRETURN STRATEGY FUND® (ADMINISTRATIVE CLASS)				
(Funds were first received in this option during May 2015)				
Value at beginning of period	$7.30			
Value at end of period	$5.39			
Number of accumulation units outstanding at end of period	16,952			
TCW TOTAL RETURN BOND FUND (CLASS N)				
(Funds were first received in this option during July 2015)				
Value at beginning of period	$9.90			
Value at end of period	$9.91			
Number of accumulation units outstanding at end of period	67,440			
TEMPLETON GLOBAL BOND FUND (CLASS A)				
Value at beginning of period	$20.87	$20.80	$20.61	$18.02
Value at end of period	$19.73	$20.87	$20.80	$20.61
Number of accumulation units outstanding at end of period	1,794,564	2,136,200	2,321,197	2,529,944
THE GROWTH FUND OF AMERICA® (CLASS R-4)				
Value at beginning of period	$20.69	$19.18	$14.51	$12.19
Value at end of period	$21.53	$20.69	$19.18	$14.51
Number of accumulation units outstanding at end of period	3,481,327	3,718,540	3,974,654	4,192,923
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)				
Value at beginning of period	$3.29	$3.64	$7.58	$8.73
Value at end of period	$2.38	$3.29	$3.64	$7.58
Number of accumulation units outstanding at end of period	744,951	729,869	480,108	255,027
VOYA CORPORATE LEADERS 100 FUND (CLASS I)				
(Funds were first received in this option during May 2015)				
Value at beginning of period	$9.92			
Value at end of period	$9.61			
Number of accumulation units outstanding at end of period	44,909			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)				
(Funds were first received in this option during May 2014)				
Value at beginning of period	$10.14	$10.16		
Value at end of period	$9.68	$10.14		
Number of accumulation units outstanding at end of period	38,659	36,392		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)				
Value at beginning of period	$36.90	$33.75	$26.15	$22.87
Value at end of period	$35.92	$36.90	$33.75	$26.15
Number of accumulation units outstanding at end of period	12,982,481	14,417,998	16,011,541	16,228,725
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)				
(Funds were first received in this option during March 2013)				
Value at beginning of period	$14.73	$14.08	$12.72	
Value at end of period	$14.37	$14.73	$14.08	
Number of accumulation units outstanding at end of period	1,932	1,325	726	

	2015	2014	2013	2012
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)				
(Funds were first received in this option during June 2014)				
Value at beginning of period	$26.47	$25.12	$25.47	$23.58
Value at end of period	$26.29	$26.47	$25.12	$25.47
Number of accumulation units outstanding at end of period	3,246,047	2,586,688	2,824,325	3,220,733
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)				
Value at beginning of period	$9.02	$9.71	$8.09	$6.90
Value at end of period	$8.83	$9.02	$9.71	$8.09
Number of accumulation units outstanding at end of period	825,996	736,960	687,777	710,245
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during September 2013)				
Value at beginning of period	$12.15	$11.22	$10.23	
Value at end of period	$11.44	$12.15	$11.22	
Number of accumulation units outstanding at end of period	287	287	254	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
Value at beginning of period	$25.47	$23.70	$18.18	$16.12
Value at end of period	$25.28	$25.47	$23.70	$18.18
Number of accumulation units outstanding at end of period	1,069,881	1,108,760	1,214,187	740,440
VOYA MONEY MARKET PORTFOLIO (CLASS I)				
Value at beginning of period	$14.40	$14.58	$14.76	$14.94
Value at end of period	$14.23	$14.40	$14.58	$14.76
Number of accumulation units outstanding at end of period	1,972,404	2,071,648	2,347,332	2,419,855
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS I)				
Value at beginning of period	$15.08	$13.52	$10.37	$9.09
Value at end of period	$15.20	$15.08	$13.52	$10.37
Number of accumulation units outstanding at end of period	917,039	808,814	697,004	496,753
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS I)				
Value at beginning of period	$16.72	$15.03	$11.34	$9.81
Value at end of period	$16.05	$16.72	$15.03	$11.34
Number of accumulation units outstanding at end of period	576,277	507,474	427,678	276,800
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS I)				
Value at beginning of period	$16.75	$16.16	$11.79	$10.29
Value at end of period	$15.79	$16.75	$16.16	$11.79
Number of accumulation units outstanding at end of period	486,574	414,345	370,548	268,465
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)				
Value at beginning of period	$17.16	$16.45	$11.98	$10.53
Value at end of period	$16.79	$17.16	$16.45	$11.98
Number of accumulation units outstanding at end of period	707,231	623,223	637,425	546,751
VOYA SMALL COMPANY PORTFOLIO (CLASS I)				
Value at beginning of period	$47.85	$45.48	$33.43	$29.56
Value at end of period	$46.88	$47.85	$45.48	$33.43
Number of accumulation units outstanding at end of period	734,932	792,558	867,409	953,884
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)				
Value at beginning of period	$12.18	$11.67	$12.12	$11.82
Value at end of period	$12.06	$12.18	$11.67	$12.12
Number of accumulation units outstanding at end of period	267,497	268,293	218,457	336,062
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)				
Value at beginning of period	$16.41	$12.80	$12.70	$11.13
Value at end of period	$16.69	$16.41	$12.80	$12.70
Number of accumulation units outstanding at end of period	857,462	943,785	855,689	949,070

Condensed Financial Information (continued)

	2015	2014	2013	2012
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)				
Value at beginning of period	$17.87	$16.61	$13.46	$12.08
Value at end of period	$17.29	$17.87	$16.61	$13.46
Number of accumulation units outstanding at end of period	4,170,248	4,680,897	4,634,441	5,103,067
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)				
Value at beginning of period	$18.33	$16.86	$12.75	$11.27
Value at end of period	$17.58	$18.33	$16.86	$12.75
Number of accumulation units outstanding at end of period	385,979	385,070	404,443	381,716
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)				
Value at beginning of period	$20.98	$21.05	$22.61	$19.22
Value at end of period	$17.45	$20.98	$21.05	$22.61
Number of accumulation units outstanding at end of period	333,698	361,501	378,317	467,396
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)				
Value at beginning of period	$23.06	$21.55	$15.71	$13.40
Value at end of period	$21.94	$23.06	$21.55	$15.71
Number of accumulation units outstanding at end of period	261,164	224,499	218,215	130,190
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)				
Value at beginning of period	$18.41	$18.21	$14.51	$12.07
Value at end of period	$18.93	$18.41	$18.21	$14.51
Number of accumulation units outstanding at end of period	7,751,400	8,362,607	9,139,337	9,984,151
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)				
Value at beginning of period	$18.55	$18.71	$16.87	$14.70
Value at end of period	$17.47	$18.55	$18.71	$16.87
Number of accumulation units outstanding at end of period	407,129	477,751	449,011	337,775
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)				
Value at beginning of period	$20.79	$18.77	$15.55	$13.76
Value at end of period	$21.60	$20.79	$18.77	$15.55
Number of accumulation units outstanding at end of period	7,175,955	6,921,880	6,960,510	6,834,368
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)				
Value at beginning of period	$24.75	$23.32	$18.20	$15.72
Value at end of period	$22.75	$24.75	$23.32	$18.20
Number of accumulation units outstanding at end of period	724,623	790,542	853,444	904,848
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)				
Value at beginning of period	$9.86	$10.69	$9.00	$7.66
Value at end of period	$9.41	$9.86	$10.69	$9.00
Number of accumulation units outstanding at end of period	2,235,626	2,453,788	2,676,901	3,002,483
WANGER SELECT				
Value at beginning of period	$21.12	$20.74	$15.60	$13.34
Value at end of period	$20.91	$21.12	$20.74	$15.60
Number of accumulation units outstanding at end of period	705,314	795,709	889,681	1,022,812
WANGER USA				
Value at beginning of period	$22.19	$21.44	$16.23	$13.70
Value at end of period	$21.78	$22.19	$21.44	$16.23
Number of accumulation units outstanding at end of period	414,683	426,375	486,560	513,794

TABLE 15

FOR CERTAIN CUSTOM CHOICE CONTRACTS ISSUED UNDER 403(b) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
Value at beginning of period	$11.92	$11.76	$13.10	$12.43	$11.14
Value at end of period	$11.52	$11.92	$11.76	$13.10	$12.43
Number of accumulation units outstanding at end of period	24,680	27,398	36,760	51,642	9,300
AMERICAN MUTUAL FUND® (CLASS R-4)					
(Funds were first received in this option during August 2012)					
Value at beginning of period	$16.31	$14.67	$11.62	$11.47	
Value at end of period	$15.64	$16.31	$14.67	$11.62	
Number of accumulation units outstanding at end of period	2,570	2,013	2,179	1,439	
ARIEL FUND (INVESTOR CLASS)					
(Funds were first received in this option during July 2011)					
Value at beginning of period	$18.80	$17.15	$12.01	$10.10	$12.13
Value at end of period	$17.80	$18.80	$17.15	$12.01	$10.10
Number of accumulation units outstanding at end of period	1,149	653	476	454	473
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
Value at beginning of period	$11.01	$11.26	$9.11	$7.35	$8.03
Value at end of period	$10.45	$11.01	$11.26	$9.11	$7.35
Number of accumulation units outstanding at end of period	1,292	1,519	1,314	2,022	304
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)					
(Funds were first received in this option during February 2011)					
Value at beginning of period	$19.22	$17.74	$12.43	$10.81	$12.42
Value at end of period	$17.02	$19.22	$17.74	$12.43	$10.81
Number of accumulation units outstanding at end of period	5,126	5,300	2,862	1,328	1,156
AVE MARIA RISING DIVIDEND FUND					
(Funds were first received in this option during September 2015)					
Value at beginning of period	$9.04				
Value at end of period	$9.14				
Number of accumulation units outstanding at end of period	50				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$9.84				
Value at end of period	$10.07				
Number of accumulation units outstanding at end of period	26				
CLEARBRIDGE AGGRESSIVE GROWTH FUND (CLASS I)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$10.33				
Value at end of period	$10.43				
Number of accumulation units outstanding at end of period	348				
COLUMBIA MID CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during July 2011)					
Value at beginning of period	$15.48	$13.99	$10.48	$9.11	$10.12
Value at end of period	$14.49	$15.48	$13.99	$10.48	$9.11
Number of accumulation units outstanding at end of period	428	421	495	562	36

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
EUROPACIFIC GROWTH FUND® (CLASS R-4)					
Value at beginning of period	$20.11	$20.92	$17.63	$14.97	$17.55
Value at end of period	$19.70	$20.11	$20.92	$17.63	$14.97
Number of accumulation units outstanding at end of period	16,072	16,197	17,513	16,790	14,572
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)					
(Funds were first received in this option during October 2015)					
Value at beginning of period	$11.02				
Value at end of period	$11.02				
Number of accumulation units outstanding at end of period	42				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
Value at beginning of period	$23.63	$21.38	$16.49	$14.34	$14.90
Value at end of period	$23.50	$23.63	$21.38	$16.49	$14.34
Number of accumulation units outstanding at end of period	31,512	29,501	37,565	33,988	29,978
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$15.17				
Value at end of period	$14.74				
Number of accumulation units outstanding at end of period	422				
FRANKLIN NATURAL RESOURCES FUND (ADVISOR CLASS)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$7.18				
Value at end of period	$5.22				
Number of accumulation units outstanding at end of period	267				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
Value at beginning of period	$23.49	$23.66	$17.58	$15.04	$15.82
Value at end of period	$21.49	$23.49	$23.66	$17.58	$15.04
Number of accumulation units outstanding at end of period	1,867	2,010	1,829	1,039	1,971
FUNDAMENTAL INVESTORS[SM] **(CLASS R-4)**					
Value at beginning of period	$14.14	$13.15	$10.13	$8.76	$9.04
Value at end of period	$14.44	$14.14	$13.15	$10.13	$8.76
Number of accumulation units outstanding at end of period	5,364	4,902	5,256	3,854	2,893
INVESCO HIGH YIELD FUND (CLASS R5)					
(Funds were first received in this option during October 2015)					
Value at beginning of period	$9.66				
Value at end of period	$9.34				
Number of accumulation units outstanding at end of period	134				
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$10.37				
Value at end of period	$10.62				
Number of accumulation units outstanding at end of period	960				
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$10.14				
Value at end of period	$10.02				
Number of accumulation units outstanding at end of period	562				
MFS® INTERNATIONAL VALUE FUND (CLASS R3)					
(Funds were first received in this option during October 2015)					
Value at beginning of period	$10.23				
Value at end of period	$10.27				
Number of accumulation units outstanding at end of period	44				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
NEW WORLD FUND® (CLASS R-4)					
(Funds were first received in this option during September 2015)					
Value at beginning of period	$8.54				
Value at end of period	$8.79				
Number of accumulation units outstanding at end of period	323				
OPPENHEIMER INTERNATIONAL GROWTH FUND (CLASS Y)					
(Funds were first received in this option during October 2015)					
Value at beginning of period	$9.29				
Value at end of period	$9.28				
Number of accumulation units outstanding at end of period	32				
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)					
(Funds were first received in this option during November 2013)					
Value at beginning of period	$18.97	$16.78	$16.24		
Value at end of period	$18.63	$18.97	$16.78		
Number of accumulation units outstanding at end of period	203	107	107		
TEMPLETON GLOBAL BOND FUND (CLASS A)					
Value at beginning of period	$21.21	$21.14	$20.94	$18.31	$18.99
Value at end of period	$20.05	$21.21	$21.14	$20.94	$18.31
Number of accumulation units outstanding at end of period	13,774	14,551	16,260	19,447	18,742
THE GROWTH FUND OF AMERICA® (CLASS R-4)					
Value at beginning of period	$21.26	$19.70	$14.91	$12.52	$13.33
Value at end of period	$22.12	$21.26	$19.70	$14.91	$12.52
Number of accumulation units outstanding at end of period	13,003	12,107	13,941	12,714	15,884
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2015)					
Value at beginning of period	$9.89				
Value at end of period	$9.68				
Number of accumulation units outstanding at end of period	15				
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.34				
Value at end of period	$9.61				
Number of accumulation units outstanding at end of period	521				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$19.88	$18.18	$14.09	$12.32	$12.51
Value at end of period	$19.35	$19.88	$18.18	$14.09	$12.32
Number of accumulation units outstanding at end of period	7,582	7,374	8,428	5,883	5,548
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2011)					
Value at beginning of period	$14.73	$14.08	$12.14	$10.86	$10.39
Value at end of period	$14.37	$14.73	$14.08	$12.14	$10.86
Number of accumulation units outstanding at end of period	6,412	1,581	1,580	1,581	836
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)					
(Funds were first received in this option during May 2015)					
Value at beginning of period	$16.26				
Value at end of period	$15.21				
Number of accumulation units outstanding at end of period	1,421				
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$12.88				
Value at end of period	$12.57				
Number of accumulation units outstanding at end of period	6,555				

	2015	2014	2013	2012	2011
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
Value at beginning of period	$14.80	$14.04	$14.24	$13.18	$12.41
Value at end of period	$14.70	$14.80	$14.04	$14.24	$13.18
Number of accumulation units outstanding at end of period	46,403	40,881	50,235	50,490	30,287
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$9.02	$9.71	$8.09	$6.90	$7.96
Value at end of period	$8.83	$9.02	$9.71	$8.09	$6.90
Number of accumulation units outstanding at end of period	7	14	6	320	320
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during August 2012)					
Value at beginning of period	$19.71	$17.61	$13.65	$13.69	
Value at end of period	$20.66	$19.71	$17.61	$13.65	
Number of accumulation units outstanding at end of period	1,744	1,267	1,158	719	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during July 2014)					
Value at beginning of period	$12.15	$11.95			
Value at end of period	$11.44	$12.15			
Number of accumulation units outstanding at end of period	1,675	140			
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$28.30	$26.32	$20.20	$17.91	$18.23
Value at end of period	$28.09	$28.30	$26.32	$20.20	$17.91
Number of accumulation units outstanding at end of period	4,030	4,178	5,230	4,343	2,274
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
Value at beginning of period	$10.36	$10.49	$10.62	$10.75	$10.89
Value at end of period	$10.24	$10.36	$10.49	$10.62	$10.75
Number of accumulation units outstanding at end of period	152,181	174,042	156,879	141,928	175,309
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$15.08	$13.52	$10.37	$9.09	$8.97
Value at end of period	$15.20	$15.08	$13.52	$10.37	$9.09
Number of accumulation units outstanding at end of period	6,867	2,749	747	3,202	2,870
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.72	$15.03	$11.34	$9.81	$10.12
Value at end of period	$16.05	$16.72	$15.03	$11.34	$9.81
Number of accumulation units outstanding at end of period	4,499	2,921	1,999	1,566	1,258
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.75	$16.16	$11.79	$10.29	$10.85
Value at end of period	$15.79	$16.75	$16.16	$11.79	$10.29
Number of accumulation units outstanding at end of period	3,941	2,865	1,953	1,275	956
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$27.18	$26.06	$18.97	$16.68	$16.75
Value at end of period	$26.60	$27.18	$26.06	$18.97	$16.68
Number of accumulation units outstanding at end of period	3,048	3,443	3,213	2,429	1,768
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
Value at beginning of period	$25.55	$24.28	$17.85	$15.78	$16.39
Value at end of period	$25.03	$25.55	$24.28	$17.85	$15.78
Number of accumulation units outstanding at end of period	1,843	1,583	2,245	1,912	3,272
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$12.18	$11.67	$12.12	$11.82	$11.16
Value at end of period	$12.06	$12.18	$11.67	$12.12	$11.82
Number of accumulation units outstanding at end of period	648	385	339	78	295

	2015	2014	2013	2012	2011
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$20.10	$17.96	$13.77	$12.04	$11.98
Value at end of period	$20.08	$20.10	$17.96	$13.77	$12.04
Number of accumulation units outstanding at end of period	1,116	1,155	1,257	1,388	1,479
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during October 2011)					
Value at beginning of period	$18.41	$16.53	$12.70	$11.03	$10.53
Value at end of period	$17.90	$18.41	$16.53	$12.70	$11.03
Number of accumulation units outstanding at end of period	1,405	1,283	1,461	567	10
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
Value at beginning of period	$16.41	$12.80	$12.70	$11.13	$10.29
Value at end of period	$16.69	$16.41	$12.80	$12.70	$11.13
Number of accumulation units outstanding at end of period	4,412	4,774	5,899	6,822	4,538
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$18.33	$16.86	$12.75	$11.27	$11.66
Value at end of period	$17.58	$18.33	$16.86	$12.75	$11.27
Number of accumulation units outstanding at end of period	1,082	1,011	1,125	1,198	1,411
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$20.98	$21.05	$22.61	$19.22	$23.81
Value at end of period	$17.45	$20.98	$21.05	$22.61	$19.22
Number of accumulation units outstanding at end of period	2,944	2,242	2,096	1,345	475
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
(Funds were first received in this option during June 2011)					
Value at beginning of period	$23.06	$21.55	$15.71	$13.40	$13.95
Value at end of period	$21.94	$23.06	$21.55	$15.71	$13.40
Number of accumulation units outstanding at end of period	492	203	156	135	135
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$18.41	$18.21	$14.51	$12.07	$13.31
Value at end of period	$18.93	$18.41	$18.21	$14.51	$12.07
Number of accumulation units outstanding at end of period	5,944	4,434	5,784	5,724	6,196
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
Value at beginning of period	$18.55	$18.71	$16.87	$14.70	$14.99
Value at end of period	$17.47	$18.55	$18.71	$16.87	$14.70
Number of accumulation units outstanding at end of period	1,822	2,007	2,050	1,720	1,148
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
Value at beginning of period	$20.79	$18.77	$15.55	$13.76	$13.54
Value at end of period	$21.60	$20.79	$18.77	$15.55	$13.76
Number of accumulation units outstanding at end of period	128,986	106,893	94,859	80,648	68,491
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$19.33	$18.21	$14.22	$12.28	$12.55
Value at end of period	$17.77	$19.33	$18.21	$14.22	$12.28
Number of accumulation units outstanding at end of period	11,422	12,248	15,495	12,030	10,941
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
Value at beginning of period	$9.86	$10.69	$9.00	$7.66	$8.82
Value at end of period	$9.41	$9.86	$10.69	$9.00	$7.66
Number of accumulation units outstanding at end of period	6,969	7,800	9,194	9,621	1,476
WANGER SELECT					
Value at beginning of period	$21.78	$21.38	$16.09	$13.75	$16.92
Value at end of period	$21.57	$21.78	$21.38	$16.09	$13.75
Number of accumulation units outstanding at end of period	2,694	2,911	3,188	3,249	4,470

	2015	2014	2013	2012	2011
WANGER USA					
Value at beginning of period	$22.56	$21.81	$16.51	$13.93	$14.61
Value at end of period	$22.15	$22.56	$21.81	$16.51	$13.93
Number of accumulation units outstanding at end of period	3,179	3,057	2,997	2,734	2,564

TABLE 16

FOR CERTAIN CONTRACTS ISSUED UNDER 403(b) PLANS AND CERTAIN DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
ALGER GREEN FUND (CLASS A)					
Value at beginning of period	$20.50	$19.81	$14.88	$13.12	$14.02
Value at end of period	$20.74	$20.50	$19.81	$14.88	$13.12
Number of accumulation units outstanding at end of period	7,414	6,247	5,851	3,906	3,363
AMERICAN BEACON SMALL CAP VALUE FUND (INVESTOR CLASS)					
(Funds were first received in this option during November 2015)					
Value at beginning of period	$10.08				
Value at end of period	$9.89				
Number of accumulation units outstanding at end of period	7				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
Value at beginning of period	$11.92	$11.76	$13.10	$12.43	$11.14
Value at end of period	$11.52	$11.92	$11.76	$13.10	$12.43
Number of accumulation units outstanding at end of period	55,723	64,769	64,365	118,092	49,936
AMERICAN FUNDS® - CAPITAL INCOME BUILDER® (CLASS R-4)					
(Funds were first received in this option during September 2015)					
Value at beginning of period	$9.09				
Value at end of period	$9.29				
Number of accumulation units outstanding at end of period	350				
AMERICAN MUTUAL FUND® (CLASS R-4)					
(Funds were first received in this option during December 2011)					
Value at beginning of period	$16.31	$14.67	$11.62	$10.48	$10.11
Value at end of period	$15.64	$16.31	$14.67	$11.62	$10.48
Number of accumulation units outstanding at end of period	10,943	5,222	3,023	1,104	17
ARIEL FUND (INVESTOR CLASS)					
Value at beginning of period	$18.80	$17.15	$12.01	$10.10	$11.54
Value at end of period	$17.80	$18.80	$17.15	$12.01	$10.10
Number of accumulation units outstanding at end of period	17,341	14,554	8,230	2,789	2,015
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
Value at beginning of period	$11.35	$11.60	$9.38	$7.58	$8.27
Value at end of period	$10.77	$11.35	$11.60	$9.38	$7.58
Number of accumulation units outstanding at end of period	58,735	46,036	33,823	21,653	17,882
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)					
Value at beginning of period	$19.22	$17.74	$12.43	$10.81	$11.71
Value at end of period	$17.02	$19.22	$17.74	$12.43	$10.81
Number of accumulation units outstanding at end of period	44,427	45,691	29,849	12,041	10,039

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
AVE MARIA RISING DIVIDEND FUND					
(Funds were first received in this option during November 2015)					
Value at beginning of period	$9.52				
Value at end of period	$9.14				
Number of accumulation units outstanding at end of period	9				
BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO (INSTITUTIONAL SHARES)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$10.74				
Value at end of period	$10.07				
Number of accumulation units outstanding at end of period	228				
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INSTITUTIONAL SHARES)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.25	$10.16			
Value at end of period	$9.44	$10.25			
Number of accumulation units outstanding at end of period	3,615	1,040			
CLEARBRIDGE AGGRESSIVE GROWTH FUND (CLASS I)					
(Funds were first received in this option during October 2014)					
Value at beginning of period	$11.02	$10.36			
Value at end of period	$10.43	$11.02			
Number of accumulation units outstanding at end of period	3,167	28			
COLUMBIA MID CAP VALUE FUND (CLASS A)					
Value at beginning of period	$15.48	$13.99	$10.48	$9.11	$9.64
Value at end of period	$14.49	$15.48	$13.99	$10.48	$9.11
Number of accumulation units outstanding at end of period	11,255	10,616	8,748	6,707	7,209
DELAWARE SMALL CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during August 2013)					
Value at beginning of period	$12.52	$12.03	$10.59		
Value at end of period	$11.57	$12.52	$12.03		
Number of accumulation units outstanding at end of period	2,587	1,944	768		
DEUTSCHE SMALL CAP GROWTH FUND (CLASS S)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$12.12				
Value at end of period	$10.61				
Number of accumulation units outstanding at end of period	120				
EUROPACIFIC GROWTH FUND® (CLASS R-4)					
Value at beginning of period	$19.31	$20.09	$16.92	$14.38	$16.85
Value at end of period	$18.91	$19.31	$20.09	$16.92	$14.38
Number of accumulation units outstanding at end of period	258,870	245,367	232,830	228,918	220,058
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)					
(Funds were first received in this option during June 2014)					
Value at beginning of period	$10.87	$10.41			
Value at end of period	$11.02	$10.87			
Number of accumulation units outstanding at end of period	17,180	866			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
Value at beginning of period	$46.38	$41.95	$32.36	$28.14	$29.24
Value at end of period	$46.11	$46.38	$41.95	$32.36	$28.14
Number of accumulation units outstanding at end of period	296,071	312,747	314,615	321,489	318,801

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
FRANKLIN BIOTECHNOLOGY DISCOVERY FUND (ADVISOR CLASS)					
(Funds were first received in this option during October 2014)					
Value at beginning of period	$14.11	$12.64			
Value at end of period	$14.74	$14.11			
Number of accumulation units outstanding at end of period	7,555	43			
FRANKLIN NATURAL RESOURCES FUND (ADVISOR CLASS)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$7.55				
Value at end of period	$5.22				
Number of accumulation units outstanding at end of period	141				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
Value at beginning of period	$27.92	$28.11	$20.89	$17.87	$18.80
Value at end of period	$25.54	$27.92	$28.11	$20.89	$17.87
Number of accumulation units outstanding at end of period	65,968	74,085	74,098	72,669	71,483
FUNDAMENTAL INVESTORS^{SM} (CLASS R-4)					
Value at beginning of period	$14.14	$13.15	$10.13	$8.76	$9.04
Value at end of period	$14.44	$14.14	$13.15	$10.13	$8.76
Number of accumulation units outstanding at end of period	120,580	100,230	79,078	68,969	62,132
GOLDMAN SACHS GROWTH OPPORTUNITIES FUND (CLASS IR SHARES)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$11.28	$11.37			
Value at end of period	$10.54	$11.28			
Number of accumulation units outstanding at end of period	41	2			
INVESCO AMERICAN VALUE FUND (CLASS R5)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$10.84	$10.56			
Value at end of period	$9.78	$10.84			
Number of accumulation units outstanding at end of period	2,692	13			
INVESCO ENERGY FUND (CLASS R5)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$7.58				
Value at end of period	$5.27				
Number of accumulation units outstanding at end of period	253				
INVESCO FLOATING RATE FUND (CLASS R5)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$9.90	$10.04			
Value at end of period	$9.53	$9.90			
Number of accumulation units outstanding at end of period	253	22			
INVESCO HIGH YIELD FUND (CLASS R5)					
(Funds were first received in this option during October 2014)					
Value at beginning of period	$9.72	$9.93			
Value at end of period	$9.34	$9.72			
Number of accumulation units outstanding at end of period	9,296	2			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)					
Value at beginning of period	$18.11	$17.55	$13.76	$12.62	$13.63
Value at end of period	$17.11	$18.11	$17.55	$13.76	$12.62
Number of accumulation units outstanding at end of period	3,149	3,204	2,612	2,139	2,543
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)					
(Funds were first received in this option during January 2015)					
Value at beginning of period	$10.76				
Value at end of period	$10.36				
Number of accumulation units outstanding at end of period	4,233				

	2015	2014	2013	2012	2011
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$11.00	$10.79			
Value at end of period	$10.62	$11.00			
Number of accumulation units outstanding at end of period	5,714	1			
LOOMIS SAYLES VALUE FUND (CLASS Y)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.93				
Value at end of period	$10.21				
Number of accumulation units outstanding at end of period	250				
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$10.15	$9.71	$9.62		
Value at end of period	$10.02	$10.15	$9.71		
Number of accumulation units outstanding at end of period	22,804	15,991	1,855		
MFS® INTERNATIONAL VALUE FUND (CLASS R3)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.44				
Value at end of period	$10.27				
Number of accumulation units outstanding at end of period	5,348				
MFS® NEW DISCOVERY FUND (CLASS R3)					
(Funds were first received in this option during January 2015)					
Value at beginning of period	$10.33				
Value at end of period	$10.19				
Number of accumulation units outstanding at end of period	3,500				
NEW WORLD FUND® (CLASS R-4)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$9.46	$10.22			
Value at end of period	$8.79	$9.46			
Number of accumulation units outstanding at end of period	3,360	47			
NUVEEN U.S. INFRASTRUCTURE INCOME FUND (CLASS I)					
(Funds were first received in this option during December 2014)					
Value at beginning of period	$20.68	$20.56			
Value at end of period	$20.10	$20.68			
Number of accumulation units outstanding at end of period	454	6			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS Y)					
(Funds were first received in this option during June 2014)					
Value at beginning of period	$10.98	$12.20			
Value at end of period	$9.35	$10.98			
Number of accumulation units outstanding at end of period	42	30			
OPPENHEIMER INTERNATIONAL GROWTH FUND (CLASS Y)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$9.61				
Value at end of period	$9.28				
Number of accumulation units outstanding at end of period	6,987				
OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND (CLASS Y)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$9.75	$9.72			
Value at end of period	$11.09	$9.75			
Number of accumulation units outstanding at end of period	428	98			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)					
(Funds were first received in this option during September 2011)					
Value at beginning of period	$23.93	$21.17	$15.99	$14.03	$12.79
Value at end of period	$23.50	$23.93	$21.17	$15.99	$14.03
Number of accumulation units outstanding at end of period	11,133	6,227	4,680	3,473	2,997
PIMCO COMMODITYREALRETURN STRATEGY FUND®					
(ADMINISTRATIVE CLASS)					
(Funds were first received in this option during November 2014)					
Value at beginning of period	$7.36	$8.54			
Value at end of period	$5.39	$7.36			
Number of accumulation units outstanding at end of period	1,727	1,524			
PRUDENTIAL JENNISON UTILITY FUND (CLASS Z)					
(Funds were first received in this option during October 2014)					
Value at beginning of period	$10.70	$10.42			
Value at end of period	$9.25	$10.70			
Number of accumulation units outstanding at end of period	2,813	2,035			
TCW TOTAL RETURN BOND FUND (CLASS N)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$9.98				
Value at end of period	$9.91				
Number of accumulation units outstanding at end of period	3,544				
TEMPLETON GLOBAL BOND FUND (CLASS A)					
Value at beginning of period	$20.87	$20.80	$20.61	$18.02	$18.69
Value at end of period	$19.73	$20.87	$20.80	$20.61	$18.02
Number of accumulation units outstanding at end of period	172,523	194,108	196,923	207,345	196,714
THE GROWTH FUND OF AMERICA® (CLASS R-4)					
Value at beginning of period	$20.69	$19.18	$14.51	$12.19	$12.97
Value at end of period	$21.53	$20.69	$19.18	$14.51	$12.19
Number of accumulation units outstanding at end of period	419,110	407,359	390,080	385,599	358,043
USAA PRECIOUS METALS AND MINERALS FUND (ADVISER SHARES)					
(Funds were first received in this option during June 2011)					
Value at beginning of period	$3.29	$3.64	$7.58	$8.73	$9.89
Value at end of period	$2.38	$3.29	$3.64	$7.58	$8.73
Number of accumulation units outstanding at end of period	71,727	57,194	29,566	21,368	10,509
VICTORY INTEGRITY SMALL-CAP VALUE FUND (CLASS Y)					
(Funds were first received in this option during February 2015)					
Value at beginning of period	$10.91				
Value at end of period	$9.89				
Number of accumulation units outstanding at end of period	3,332				
VOYA CORPORATE LEADERS 100 FUND (CLASS I)					
(Funds were first received in this option during June 2015)					
Value at beginning of period	$9.98				
Value at end of period	$9.61				
Number of accumulation units outstanding at end of period	2,452				
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)					
(Funds were first received in this option during August 2014)					
Value at beginning of period	$10.14	$10.35			
Value at end of period	$9.68	$10.14			
Number of accumulation units outstanding at end of period	4,971	4,039			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.34				
Value at end of period	$9.61				
Number of accumulation units outstanding at end of period	2,184				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$24.41	$22.33	$17.30	$15.13	$15.36
Value at end of period	$23.76	$24.41	$22.33	$17.30	$15.13
Number of accumulation units outstanding at end of period	92,536	100,439	107,086	92,943	105,339
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)					
(Funds were first received in this option during February 2013)					
Value at beginning of period	$18.20	$17.40	$15.42		
Value at end of period	$17.75	$18.20	$17.40		
Number of accumulation units outstanding at end of period	125,699	7,262	2,677		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)					
(Funds were first received in this option during July 2013)					
Value at beginning of period	$19.59	$18.69	$17.34		
Value at end of period	$19.06	$19.59	$18.69		
Number of accumulation units outstanding at end of period	221,922	15,682	7,936		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2012)					
Value at beginning of period	$20.53	$19.55	$15.92	$14.11	
Value at end of period	$19.95	$20.53	$19.55	$15.92	
Number of accumulation units outstanding at end of period	198,836	5,142	2,228	166	
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)					
(Funds were first received in this option during June 2012)					
Value at beginning of period	$16.21	$15.39	$12.54	$10.95	
Value at end of period	$15.74	$16.21	$15.39	$12.54	
Number of accumulation units outstanding at end of period	30,330	571	114	1	
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2013)					
Value at beginning of period	$15.16	$14.45	$14.35		
Value at end of period	$14.83	$15.16	$14.45		
Number of accumulation units outstanding at end of period	131,468	85	2		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
Value at beginning of period	$22.42	$21.28	$21.57	$19.97	$18.80
Value at end of period	$22.27	$22.42	$21.28	$21.57	$19.97
Number of accumulation units outstanding at end of period	220,075	83,568	87,381	120,418	118,941
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$9.02	$9.71	$8.09	$6.90	$7.96
Value at end of period	$8.83	$9.02	$9.71	$8.09	$6.90
Number of accumulation units outstanding at end of period	61,322	50,307	45,257	41,769	35,819
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during October 2011)					
Value at beginning of period	$19.71	$17.61	$13.65	$11.73	$11.94
Value at end of period	$20.66	$19.71	$17.61	$13.65	$11.73
Number of accumulation units outstanding at end of period	6,979	4,932	2,777	515	2
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during September 2013)					
Value at beginning of period	$12.15	$11.22	$10.23		
Value at end of period	$11.44	$12.15	$11.22		
Number of accumulation units outstanding at end of period	1,633	1,132	870		

	2015	2014	2013	2012	2011
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$25.47	$23.70	$18.18	$16.12	$16.41
Value at end of period	$25.28	$25.47	$23.70	$18.18	$16.12
Number of accumulation units outstanding at end of period	65,922	61,703	66,637	39,304	29,237
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
Value at beginning of period	$12.88	$13.04	$13.20	$13.36	$13.53
Value at end of period	$12.72	$12.88	$13.04	$13.20	$13.36
Number of accumulation units outstanding at end of period	311,578	314,016	388,407	417,826	391,866
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$15.08	$13.52	$10.37	$9.09	$8.97
Value at end of period	$15.20	$15.08	$13.52	$10.37	$9.09
Number of accumulation units outstanding at end of period	64,454	59,801	47,465	47,549	37,559
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.72	$15.03	$11.34	$9.81	$10.12
Value at end of period	$16.05	$16.72	$15.03	$11.34	$9.81
Number of accumulation units outstanding at end of period	50,170	34,819	18,915	14,437	8,058
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.75	$16.16	$11.79	$10.29	$10.85
Value at end of period	$15.79	$16.75	$16.16	$11.79	$10.29
Number of accumulation units outstanding at end of period	39,832	31,574	19,433	14,777	10,079
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$17.16	$16.45	$11.98	$10.53	$10.57
Value at end of period	$16.79	$17.16	$16.45	$11.98	$10.53
Number of accumulation units outstanding at end of period	42,472	35,302	37,621	28,427	22,478
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
Value at beginning of period	$47.85	$45.48	$33.43	$29.56	$30.69
Value at end of period	$46.88	$47.85	$45.48	$33.43	$29.56
Number of accumulation units outstanding at end of period	22,908	22,352	22,455	26,500	28,632
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$12.18	$11.67	$12.12	$11.82	$11.16
Value at end of period	$12.06	$12.18	$11.67	$12.12	$11.82
Number of accumulation units outstanding at end of period	32,741	29,779	28,138	24,570	24,759
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during February 2011)					
Value at beginning of period	$19.77	$17.66	$13.54	$11.84	$12.24
Value at end of period	$19.74	$19.77	$17.66	$13.54	$11.84
Number of accumulation units outstanding at end of period	43,588	1,633	142	85	85
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2012)					
Value at beginning of period	$18.41	$16.53	$12.70	$12.49	
Value at end of period	$17.90	$18.41	$16.53	$12.70	
Number of accumulation units outstanding at end of period	805	1,210	934	63	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
Value at beginning of period	$16.41	$12.80	$12.70	$11.13	$10.29
Value at end of period	$16.69	$16.41	$12.80	$12.70	$11.13
Number of accumulation units outstanding at end of period	90,509	93,414	88,707	82,370	70,155
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$18.49	$17.19	$13.93	$12.50	$12.80
Value at end of period	$17.89	$18.49	$17.19	$13.93	$12.50
Number of accumulation units outstanding at end of period	272,299	295,606	230,776	239,207	261,317

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$18.33	$16.86	$12.75	$11.27	$11.66
Value at end of period	$17.58	$18.33	$16.86	$12.75	$11.27
Number of accumulation units outstanding at end of period	42,957	41,599	40,188	34,875	34,068
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$20.98	$21.05	$22.61	$19.22	$23.81
Value at end of period	$17.45	$20.98	$21.05	$22.61	$19.22
Number of accumulation units outstanding at end of period	34,873	38,129	41,276	40,964	34,444
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$23.06	$21.55	$15.71	$13.40	$13.75
Value at end of period	$21.94	$23.06	$21.55	$15.71	$13.40
Number of accumulation units outstanding at end of period	37,925	34,663	34,145	14,581	11,506
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$19.15	$18.95	$15.09	$12.56	$13.84
Value at end of period	$19.69	$19.15	$18.95	$15.09	$12.56
Number of accumulation units outstanding at end of period	230,045	254,922	269,845	283,041	303,720
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
Value at beginning of period	$18.55	$18.71	$16.87	$14.70	$14.99
Value at end of period	$17.47	$18.55	$18.71	$16.87	$14.70
Number of accumulation units outstanding at end of period	59,670	68,605	46,848	35,220	26,093
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
Value at beginning of period	$20.79	$18.77	$15.55	$13.76	$13.54
Value at end of period	$21.60	$20.79	$18.77	$15.55	$13.76
Number of accumulation units outstanding at end of period	996,126	878,851	771,875	682,915	644,695
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$24.71	$23.29	$18.17	$15.70	$16.04
Value at end of period	$22.72	$24.71	$23.29	$18.17	$15.70
Number of accumulation units outstanding at end of period	97,658	95,534	86,206	79,038	81,506
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
Value at beginning of period	$9.86	$10.69	$9.00	$7.66	$8.82
Value at end of period	$9.41	$9.86	$10.69	$9.00	$7.66
Number of accumulation units outstanding at end of period	84,616	94,458	93,740	96,108	54,273
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$9.36	$10.05			
Value at end of period	$8.56	$9.36			
Number of accumulation units outstanding at end of period	374	366			
WANGER SELECT					
Value at beginning of period	$21.12	$20.74	$15.60	$13.34	$16.40
Value at end of period	$20.91	$21.12	$20.74	$15.60	$13.34
Number of accumulation units outstanding at end of period	51,883	53,916	50,489	49,976	53,318
WANGER USA					
Value at beginning of period	$22.19	$21.44	$16.23	$13.70	$14.37
Value at end of period	$21.78	$22.19	$21.44	$16.23	$13.70
Number of accumulation units outstanding at end of period	38,102	38,955	40,756	40,477	42,097

TABLE 17
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION CONTRACTS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
AMERICAN MUTUAL FUND® (CLASS R-4)				
(Funds were first received in this option during May 2013)				
Value at beginning of period	$16.24	$14.63	$13.09	
Value at end of period	$15.56	$16.24	$14.63	
Number of accumulation units outstanding at end of period	1,273	328	306	
ARIEL FUND (INVESTOR CLASS)				
(Funds were first received in this option during August 2013)				
Value at beginning of period	$18.71	$17.09	$14.54	
Value at end of period	$17.70	$18.71	$17.09	
Number of accumulation units outstanding at end of period	9	5	2	
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$11.26	$11.52	$9.33	$8.67
Value at end of period	$10.68	$11.26	$11.52	$9.33
Number of accumulation units outstanding at end of period	32	231	452	140
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$19.13	$17.67	$12.40	$11.70
Value at end of period	$16.92	$19.13	$17.67	$12.40
Number of accumulation units outstanding at end of period	17	13	488	215
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INSTITUTIONAL SHARES)				
(Funds were first received in this option during November 2015)				
Value at beginning of period	$9.81			
Value at end of period	$9.43			
Number of accumulation units outstanding at end of period	1,816			
COLUMBIA MID CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during September 2012)				
Value at beginning of period	$15.37	$13.91	$10.43	$10.36
Value at end of period	$14.38	$15.37	$13.91	$10.43
Number of accumulation units outstanding at end of period	0	0	1,331	1,240
INVESCO MID CAP CORE EQUITY FUND (CLASS A)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$18.01	$17.47	$16.05	
Value at end of period	$17.00	$18.01	$17.47	
Number of accumulation units outstanding at end of period	0	0	11	
JPMORGAN EQUITY INCOME FUND (SELECT CLASS SHARES)				
(Funds were first received in this option during July 2015)				
Value at beginning of period	$10.93			
Value at end of period	$10.60			
Number of accumulation units outstanding at end of period	2,585			

Condensed Financial Information (continued)

	2015	2014	2013	2012
MFS® INTERNATIONAL VALUE FUND (CLASS R3)				
(Funds were first received in this option during July 2015)				
Value at beginning of period	$10.57			
Value at end of period	$10.25			
Number of accumulation units outstanding at end of period	57			
NEW WORLD FUND® (CLASS R-4)				
(Funds were first received in this option during March 2015)				
Value at beginning of period	$9.80			
Value at end of period	$8.77			
Number of accumulation units outstanding at end of period	216			
OPPENHEIMER INTERNATIONAL GROWTH FUND (CLASS Y)				
(Funds were first received in this option during November 2015)				
Value at beginning of period	$9.38			
Value at end of period	$9.27			
Number of accumulation units outstanding at end of period	1,435			
PARNASSUS CORE EQUITY FUND^{SM} (INVESTOR SHARES)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$23.82	$21.09	$15.95	$15.14
Value at end of period	$23.37	$23.82	$21.09	$15.95
Number of accumulation units outstanding at end of period	7	4	724	164
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$18.12	$17.33	$14.97	$14.44
Value at end of period	$17.65	$18.12	$17.33	$14.97
Number of accumulation units outstanding at end of period	9,976	8,667	26,420	16,122
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$19.50	$18.62	$15.43	$14.85
Value at end of period	$18.96	$19.50	$18.62	$15.43
Number of accumulation units outstanding at end of period	534	215	22,813	15,721
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$20.44	$19.49	$15.88	$15.27
Value at end of period	$19.84	$20.44	$19.49	$15.88
Number of accumulation units outstanding at end of period	372	183	3,921	800
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)				
(Funds were first received in this option during April 2012)				
Value at beginning of period	$16.13	$15.34	$12.50	$12.02
Value at end of period	$15.65	$16.13	$15.34	$12.50
Number of accumulation units outstanding at end of period	467	380	3,421	1,208
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)				
(Funds were first received in this option during August 2015)				
Value at beginning of period	$15.11			
Value at end of period	$14.75			
Number of accumulation units outstanding at end of period	6,564			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)				
(Funds were first received in this option during May 2013)				
Value at beginning of period	$19.62	$17.55	$15.25	
Value at end of period	$20.54	$19.62	$17.55	
Number of accumulation units outstanding at end of period	4,556	4,186	4,282	

	2015	2014	2013	2012
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)				
(Funds were first received in this option during May 2013)				
Value at beginning of period	$16.64	$16.07	$13.60	
Value at end of period	$15.67	$16.64	$16.07	
Number of accumulation units outstanding at end of period	134	99	65	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during August 2013)				
Value at beginning of period	$18.32	$16.47	$15.35	
Value at end of period	$17.80	$18.32	$16.47	
Number of accumulation units outstanding at end of period	9	5	2	

TABLE 18
FOR CONTRACTS ISSUED UNDER 403(b) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011
ALGER GREEN FUND (CLASS A)					
Value at beginning of period	$20.32	$19.67	$14.80	$13.07	$13.98
Value at end of period	$20.54	$20.32	$19.67	$14.80	$13.07
Number of accumulation units outstanding at end of period	55	979	695	298	49
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)					
Value at beginning of period	$11.82	$11.67	$13.03	$12.39	$11.11
Value at end of period	$11.40	$11.82	$11.67	$13.03	$12.39
Number of accumulation units outstanding at end of period	1,712	7,481	7,169	5,900	4,209
AMERICAN MUTUAL FUND® (CLASS R-4)					
(Funds were first received in this option during September 2011)					
Value at beginning of period	$16.21	$14.60	$11.58	$10.47	$9.87
Value at end of period	$15.52	$16.21	$14.60	$11.58	$10.47
Number of accumulation units outstanding at end of period	543	212	349	276	190
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)					
Value at beginning of period	$11.22	$11.49	$9.31	$7.53	$8.23
Value at end of period	$10.63	$11.22	$11.49	$9.31	$7.53
Number of accumulation units outstanding at end of period	556	519	119	214	224
ASTON/FAIRPOINTE MID CAP FUND (CLASS N)					
Value at beginning of period	$19.09	$17.64	$12.38	$10.78	$11.70
Value at end of period	$16.87	$19.09	$17.64	$12.38	$10.78
Number of accumulation units outstanding at end of period	1,385	1,114	1,274	210	282
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INSTITUTIONAL SHARES)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$10.24	$10.57			
Value at end of period	$9.42	$10.24			
Number of accumulation units outstanding at end of period	46	22			
COLUMBIA MID CAP VALUE FUND (CLASS A)					
Value at beginning of period	$15.32	$13.87	$10.41	$9.06	$9.60
Value at end of period	$14.33	$15.32	$13.87	$10.41	$9.06
Number of accumulation units outstanding at end of period	1,092	834	1,567	1,581	1,554

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
DELAWARE SMALL CAP VALUE FUND (CLASS A)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$12.49	$12.74			
Value at end of period	$11.52	$12.49			
Number of accumulation units outstanding at end of period	38	18			
DEUTSCHE SMALL CAP GROWTH FUND (CLASS S)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$10.98	$10.78			
Value at end of period	$10.58	$10.98			
Number of accumulation units outstanding at end of period	43	21			
EUROPACIFIC GROWTH FUND® (CLASS R-4)					
Value at beginning of period	$19.00	$19.80	$16.71	$14.21	$16.68
Value at end of period	$18.58	$19.00	$19.80	$16.71	$14.21
Number of accumulation units outstanding at end of period	12,190	12,910	19,763	17,382	18,045
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)					
Value at beginning of period	$45.10	$40.86	$31.56	$27.49	$28.60
Value at end of period	$44.77	$45.10	$40.86	$31.56	$27.49
Number of accumulation units outstanding at end of period	13,998	18,958	29,802	27,210	27,772
FRANKLIN NATURAL RESOURCES FUND (ADVISOR CLASS)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$7.30	$9.95			
Value at end of period	$5.21	$7.30			
Number of accumulation units outstanding at end of period	64	28			
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)					
Value at beginning of period	$27.36	$27.59	$20.54	$17.59	$18.54
Value at end of period	$24.99	$27.36	$27.59	$20.54	$17.59
Number of accumulation units outstanding at end of period	2,652	2,714	2,994	2,454	2,554
FUNDAMENTAL INVESTORS[SM] (CLASS R-4)					
Value at beginning of period	$14.00	$13.04	$10.06	$8.71	$9.00
Value at end of period	$14.27	$14.00	$13.04	$10.06	$8.71
Number of accumulation units outstanding at end of period	3,528	4,204	4,829	1,430	2,096
INVESCO AMERICAN VALUE FUND (CLASS R5)					
(Funds were first received in this option during October 2014)					
Value at beginning of period	$10.83	$9.73			
Value at end of period	$9.76	$10.83			
Number of accumulation units outstanding at end of period	58	35			
INVESCO ENERGY FUND (CLASS R5)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$7.51	$10.07			
Value at end of period	$5.25	$7.51			
Number of accumulation units outstanding at end of period	63	27			
INVESCO HIGH YIELD FUND (CLASS R5)					
(Funds were first received in this option during October 2014)					
Value at beginning of period	$9.71	$9.68			
Value at end of period	$9.31	$9.71			
Number of accumulation units outstanding at end of period	836	798			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$17.96	$17.43	$13.68	$12.57	$12.79
Value at end of period	$16.94	$17.96	$17.43	$13.68	$12.57
Number of accumulation units outstanding at end of period	741	685	624	582	340

	2015	2014	2013	2012	2011
IVY SCIENCE AND TECHNOLOGY FUND (CLASS Y)					
(Funds were first received in this option during December 2015)					
Value at beginning of period	$10.51				
Value at end of period	$10.34				
Number of accumulation units outstanding at end of period	7				
METROPOLITAN WEST TOTAL RETURN BOND FUND (CLASS M)					
(Funds were first received in this option during January 2014)					
Value at beginning of period	$10.12	$9.77			
Value at end of period	$9.98	$10.12			
Number of accumulation units outstanding at end of period	2,398	14,276			
OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND (CLASS Y)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$9.75	$10.06			
Value at end of period	$11.07	$9.75			
Number of accumulation units outstanding at end of period	32	8			
TEMPLETON GLOBAL BOND FUND (CLASS A)					
Value at beginning of period	$20.54	$20.50	$20.34	$17.81	$18.50
Value at end of period	$19.39	$20.54	$20.50	$20.34	$17.81
Number of accumulation units outstanding at end of period	8,381	10,015	11,414	13,656	16,810
THE GROWTH FUND OF AMERICA® (CLASS R-4)					
Value at beginning of period	$20.37	$18.90	$14.32	$12.05	$12.85
Value at end of period	$21.15	$20.37	$18.90	$14.32	$12.05
Number of accumulation units outstanding at end of period	26,813	26,250	38,622	32,625	33,780
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2014)					
Value at beginning of period	$10.13	$10.34			
Value at end of period	$9.66	$10.13			
Number of accumulation units outstanding at end of period	247	22			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)					
(Funds were first received in this option during March 2015)					
Value at beginning of period	$10.33				
Value at end of period	$9.60				
Number of accumulation units outstanding at end of period	752				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$23.74	$21.74	$16.88	$14.78	$15.03
Value at end of period	$23.07	$23.74	$21.74	$16.88	$14.78
Number of accumulation units outstanding at end of period	32,701	35,207	45,165	37,457	54,654
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2011)					
Value at beginning of period	$18.08	$17.30	$14.95	$13.38	$13.10
Value at end of period	$17.60	$18.08	$17.30	$14.95	$13.38
Number of accumulation units outstanding at end of period	6,776	6,041	5,442	4,559	4,023
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2011)					
Value at beginning of period	$19.46	$18.59	$15.41	$13.53	$13.23
Value at end of period	$18.91	$19.46	$18.59	$15.41	$13.53
Number of accumulation units outstanding at end of period	7,316	5,611	4,076	3,005	2,738
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2011)					
Value at beginning of period	$20.39	$19.45	$15.86	$13.85	$13.51
Value at end of period	$19.78	$20.39	$19.45	$15.86	$13.85
Number of accumulation units outstanding at end of period	534	766	624	519	762

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS I)					
(Funds were first received in this option during February 2013)					
Value at beginning of period	$16.09	$15.31	$13.08		
Value at end of period	$15.61	$16.09	$15.31		
Number of accumulation units outstanding at end of period	2,395	1,276	662		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS I)					
(Funds were first received in this option during August 2015)					
Value at beginning of period	$15.08				
Value at end of period	$14.71				
Number of accumulation units outstanding at end of period	1,468				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)					
Value at beginning of period	$21.80	$20.72	$21.04	$19.51	$18.39
Value at end of period	$21.63	$21.80	$20.72	$21.04	$19.51
Number of accumulation units outstanding at end of period	18,866	17,269	18,648	17,155	20,886
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$8.93	$9.62	$8.04	$6.86	$7.93
Value at end of period	$8.73	$8.93	$9.62	$8.04	$6.86
Number of accumulation units outstanding at end of period	2,995	2,860	3,722	2,740	3,158
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during November 2011)					
Value at beginning of period	$19.58	$17.52	$13.60	$11.71	$11.56
Value at end of period	$20.49	$19.58	$17.52	$13.60	$11.71
Number of accumulation units outstanding at end of period	0	0	194	147	92
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$24.96	$23.26	$17.87	$15.87	$16.18
Value at end of period	$24.74	$24.96	$23.26	$17.87	$15.87
Number of accumulation units outstanding at end of period	2,489	2,666	3,317	1,416	1,374
VOYA MONEY MARKET PORTFOLIO (CLASS I)					
Value at beginning of period	$12.52	$12.70	$12.87	$13.05	$13.23
Value at end of period	$12.35	$12.52	$12.70	$12.87	$13.05
Number of accumulation units outstanding at end of period	37,270	32,056	32,396	40,352	67,670
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$14.93	$13.41	$10.30	$9.04	$8.93
Value at end of period	$15.03	$14.93	$13.41	$10.30	$9.04
Number of accumulation units outstanding at end of period	5,464	4,671	8,581	6,257	4,459
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.56	$14.90	$11.26	$9.75	$10.08
Value at end of period	$15.87	$16.56	$14.90	$11.26	$9.75
Number of accumulation units outstanding at end of period	1,249	1,093	1,194	989	191
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$16.58	$16.02	$11.71	$10.24	$10.80
Value at end of period	$15.61	$16.58	$16.02	$11.71	$10.24
Number of accumulation units outstanding at end of period	1,502	1,527	2,210	1,720	680
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)					
Value at beginning of period	$16.82	$16.15	$11.77	$10.37	$10.43
Value at end of period	$16.43	$16.82	$16.15	$11.77	$10.37
Number of accumulation units outstanding at end of period	3,215	2,982	2,833	2,703	2,631
VOYA SMALL COMPANY PORTFOLIO (CLASS I)					
Value at beginning of period	$46.59	$44.35	$32.65	$28.91	$30.07
Value at end of period	$45.59	$46.59	$44.35	$32.65	$28.91
Number of accumulation units outstanding at end of period	3,865	4,552	5,072	4,236	4,463

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)					
Value at beginning of period	$12.06	$11.57	$12.04	$11.76	$11.12
Value at end of period	$11.92	$12.06	$11.57	$12.04	$11.76
Number of accumulation units outstanding at end of period	1,891	2,025	1,951	901	413
VOYA U.S. STOCK INDEX PORTFOLIO (CLASS I)					
(Funds were first received in this option during February 2013)					
Value at beginning of period	$19.45	$17.40	$14.35		
Value at end of period	$19.40	$19.45	$17.40		
Number of accumulation units outstanding at end of period	2,527	1,091	25		
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during September 2011)					
Value at beginning of period	$18.28	$16.44	$12.65	$11.01	$10.28
Value at end of period	$17.75	$18.28	$16.44	$12.65	$11.01
Number of accumulation units outstanding at end of period	474	378	336	336	336
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)					
Value at beginning of period	$16.20	$12.65	$12.57	$11.03	$10.22
Value at end of period	$16.45	$16.20	$12.65	$12.57	$11.03
Number of accumulation units outstanding at end of period	2,497	2,522	3,647	1,813	1,380
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)					
Value at beginning of period	$17.61	$17.36	$13.30	$12.66	$12.98
Value at end of period	$17.01	$17.61	$17.36	$13.30	$12.66
Number of accumulation units outstanding at end of period	24,862	27,125	26,389	29,887	29,468
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$18.07	$16.64	$12.61	$11.16	$11.57
Value at end of period	$17.30	$18.07	$16.64	$12.61	$11.16
Number of accumulation units outstanding at end of period	680	752	1,468	1,099	1,388
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$20.67	$20.78	$22.35	$19.03	$23.61
Value at end of period	$17.17	$20.67	$20.78	$22.35	$19.03
Number of accumulation units outstanding at end of period	2,679	2,212	2,769	2,486	1,717
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)					
Value at beginning of period	$22.73	$21.27	$15.53	$13.26	$13.63
Value at end of period	$21.59	$22.73	$21.27	$15.53	$13.26
Number of accumulation units outstanding at end of period	743	3,454	3,198	2,771	2,369
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$18.13	$19.14	$15.26	$12.72	$14.04
Value at end of period	$18.62	$18.13	$19.14	$15.26	$12.72
Number of accumulation units outstanding at end of period	27,762	28,464	30,387	32,750	37,988
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)					
Value at beginning of period	$18.31	$18.50	$16.70	$14.57	$14.89
Value at end of period	$17.22	$18.31	$18.50	$16.70	$14.57
Number of accumulation units outstanding at end of period	3,815	3,578	2,669	1,322	903
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)					
Value at beginning of period	$20.49	$18.53	$15.37	$13.62	$13.42
Value at end of period	$21.26	$20.49	$18.53	$15.37	$13.62
Number of accumulation units outstanding at end of period	26,541	23,831	25,889	20,731	15,475
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)					
Value at beginning of period	$24.29	$22.92	$17.92	$15.50	$15.86
Value at end of period	$22.30	$24.29	$22.92	$17.92	$15.50
Number of accumulation units outstanding at end of period	5,640	6,053	8,788	9,187	10,133

	2015	2014	2013	2012	2011
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)					
Value at beginning of period	$9.76	$10.60	$8.93	$7.62	$8.78
Value at end of period	$9.30	$9.76	$10.60	$8.93	$7.62
Number of accumulation units outstanding at end of period	8,264	14,455	14,652	13,590	13,822
WANGER SELECT					
Value at beginning of period	$20.79	$20.44	$15.40	$13.18	$16.24
Value at end of period	$20.55	$20.79	$20.44	$15.40	$13.18
Number of accumulation units outstanding at end of period	2,294	4,840	5,784	5,618	4,686
WANGER USA					
Value at beginning of period	$21.84	$21.13	$16.02	$13.54	$14.23
Value at end of period	$21.40	$21.84	$21.13	$16.02	$13.54
Number of accumulation units outstanding at end of period	2,905	2,670	3,296	3,267	4,986

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account C Multiple Sponsored Retirement Options II Variable Annuity prospectus dated May 1, 2016.

____ *Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.167680-16) dated May 1, 2016*.

CONTRACT HOLDER'S SIGNATURE

DATE

VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Multiple Sponsored Retirement Options II

Statement of Additional Information
dated May 1, 2016

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2016. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See **"FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT PURCHASE AND PARTICIPATION - Contract Ownership and Rights"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2015, 2014 and 2013 amounted to $51,416,775.23, $50,785,659.69 and $54,391,135.63, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see **"INCOME PHASE"** in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary in relation to the assumed net investment rate of 3.5% per annum. Income phase payments will increase only to the extent that the net investment rate increases by more than 3.5% on an annual basis. Income phase payments would decline if the rate failed to increase by 3.5%.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see **"YOUR ACCOUNT VALUE"** in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779 = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging,

asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2015, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2015

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2015

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
Voya Retirement Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2015, of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2015 and 2014. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2015, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 4, 2016

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Total assets	169	484	2,052	47	3,609
Net assets	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Net assets					
Accumulation units	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Total number of mutual fund shares	31,742	16,074	170,851	6,547	170,708
Cost of mutual fund shares	$ 134	$ 428	$ 2,174	$ 50	$ 3,990

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds at fair value	$ 75	$ 453	$ 11	$ 258	$ 153
Total assets	75	453	11	258	153
Net assets	$ 75	$ 453	$ 11	$ 258	$ 153
Net assets					
Accumulation units	$ 75	$ 453	$ 11	$ 258	$ 153
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 75	$ 453	$ 11	$ 258	$ 153
Total number of mutual fund shares	2,354	14,393	711	6,756	39,147
Cost of mutual fund shares	$ 89	$ 483	$ 13	$ 296	$ 165

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Invesco American Value Fund - Class R5		Invesco Energy Fund - Class R5		Invesco Small Cap Value Fund - Class A		Invesco V.I. American Franchise Fund - Series I Shares		Invesco V.I. Core Equity Fund - Series I Shares	
Assets										
Investments in mutual funds										
at fair value	$	830	$	9	$	305	$	26,133	$	33,322
Total assets		830		9		305		26,133		33,322
Net assets	$	830	$	9	$	305	$	26,133	$	33,322
Net assets										
Accumulation units	$	830	$	9	$	305	$	26,016	$	32,934
Contracts in payout (annuitization)		—		—		—		117		388
Total net assets	$	830	$	9	$	305	$	26,133	$	33,322
Total number of mutual fund shares		24,822		399		18,947		456,074		984,705
Cost of mutual fund shares	$	979	$	11	$	383	$	18,505	$	27,480

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Total assets	1,225	3,708	247	26	535
Net assets	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Net assets					
Accumulation units	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Total number of mutual fund shares	60,776	403,894	16,165	1,272	26,695
Cost of mutual fund shares	$ 1,320	$ 3,566	$ 191	$ 20	$ 730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Total assets	37,723	64,741	5,103	118	24,336
Net assets	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Net assets					
Accumulation units	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Total number of mutual fund shares	1,188,133	1,526,922	215,135	5,419	2,161,322
Cost of mutual fund shares	$ 34,702	$ 56,899	$ 4,724	$ 133	$ 27,511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors[SM] - Class R-3	Fundamental Investors[SM] - Class R-4	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Total assets	9,398	1,374	72,172	3,156	551
Net assets	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Net assets					
Accumulation units	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Total number of mutual fund shares	287,847	27,163	1,425,755	93,525	12,218
Cost of mutual fund shares	$ 8,879	$ 1,401	$ 62,831	$ 3,321	$ 615

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Total assets	11,649	14,558	33,918	1,273	171
Net assets	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Net assets					
Accumulation units	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Total number of mutual fund shares	196,016	507,587	987,986	60,783	3,388
Cost of mutual fund shares	$ 14,056	$ 14,618	$ 42,937	$ 1,367	$ 185

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 49,166
Total assets	12,497	66	12,705	10,093	49,166
Net assets	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 49,166
Net assets					
Accumulation units	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 48,957
Contracts in payout (annuitization)	—	—	—	—	209
Total net assets	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 49,166
Total number of mutual fund shares	257,516	3,712	738,222	801,677	24,644,457
Cost of mutual fund shares	$ 14,194	$ 79	$ 15,991	$ 10,204	$ 45,976

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund[SM] - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia[SM] Acorn® Fund - Class A	Columbia[SM] Acorn® Fund - Class Z
Assets					
Investments in mutual funds					
at fair value	$ 330	$ 850	$ 7,976	$ 47	$ 7
Total assets	330	850	7,976	47	7
Net assets	$ 330	$ 850	$ 7,976	$ 47	$ 7
Net assets					
Accumulation units	$ 330	$ 850	$ 7,976	$ 47	$ 7
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 330	$ 850	$ 7,976	$ 47	$ 7
Total number of mutual fund shares	5,911	19,718	113,110	2,691	370
Cost of mutual fund shares	$ 341	$ 777	$ 8,537	$ 71	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Total assets	8,510	2	306	1	4,464
Net assets	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Net assets					
Accumulation units	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Total number of mutual fund shares	613,569	125	16,002	30	520,382
Cost of mutual fund shares	$ 10,610	$ 2	$ 413	$ 1	$ 4,684

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,410	$ 989	$ 27	$ 34	$ 186
Total assets	1,410	989	27	34	186
Net assets	$ 1,410	$ 989	$ 27	$ 34	$ 186
Net assets					
Accumulation units	$ 1,410	$ 989	$ 27	$ 34	$ 186
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,410	$ 989	$ 27	$ 34	$ 186
Total number of mutual fund shares	43,477	21,549	965	2,955	11,829
Cost of mutual fund shares	$ 1,478	$ 1,131	$ 30	$ 34	$ 193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 2,412	$ 331	$ 328	$ 783	$ 88
Total assets	2,412	331	328	783	88
Net assets	$ 2,412	$ 331	$ 328	$ 783	$ 88
Net assets					
Accumulation units	$ 2,412	$ 331	$ 328	$ 783	$ 88
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,412	$ 331	$ 328	$ 783	$ 88
Total number of mutual fund shares	122,132	9,071	2,018	3,771	5,283
Cost of mutual fund shares	$ 2,600	$ 346	$ 345	$ 661	$ 107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity- Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Total assets	6,273	281,909	1,180	253,886	287,422
Net assets	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Net assets					
Accumulation units	$ 6,273	$ 281,909	$ 1,180	$ 250,479	$ 286,555
Contracts in payout (annuitization)	—	—	—	3,407	867
Total net assets	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Total number of mutual fund shares	140,966	6,333,610	44,299	12,408,896	4,371,438
Cost of mutual fund shares	$ 5,828	$ 255,930	$ 1,201	$ 262,569	$ 147,340

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Total assets	10,441	30,265	1,229,525	176,926	3
Net assets	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Net assets					
Accumulation units	$ 10,404	$ 30,265	$ 1,221,130	$ 176,926	$ 3
Contracts in payout (annuitization)	37	—	8,395	—	—
Total net assets	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Total number of mutual fund shares	2,109,205	1,586,200	36,247,802	857,074	87
Cost of mutual fund shares	$ 12,226	$ 25,862	$ 1,011,786	$ 124,277	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Total assets	21,376	1,629	304	5	287
Net assets	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Net assets					
Accumulation units	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Total number of mutual fund shares	1,356,347	57,155	1,826	240	8,894
Cost of mutual fund shares	$ 19,896	$ 1,797	$ 332	$ 8	$ 343

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2		Goldman Sachs Growth Opportunities Fund - Class IR		Growth Fund of America® - Class R-3		Growth Fund of America® - Class R-4		The Hartford Capital Appreciation Fund - Class R4	
Assets										
Investments in mutual funds										
at fair value	$	103,364	$	9	$	13,745	$	370,151	$	—
Total assets		103,364		9		13,745		370,151		—
Net assets	$	103,364	$	9	$	13,745	$	370,151	$	—
Net assets										
Accumulation units	$	102,132	$	9	$	13,745	$	370,151	$	—
Contracts in payout (annuitization)		1,232		—		—		—		—
Total net assets	$	103,364	$	9	$	13,745	$	370,151	$	—
Total number of mutual fund shares		5,846,366		409		338,374		9,034,694		3
Cost of mutual fund shares	$	99,179	$	10	$	12,279	$	290,328	$	—

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Total assets	5	2,034	1,869	132	249
Net assets	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Net assets					
Accumulation units	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Total number of mutual fund shares	236	100,885	35,352	4,398	4,344
Cost of mutual fund shares	$ 6	$ 2,025	$ 2,029	$ 123	$ 189

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Assets					
Investments in mutual funds at fair value	$ 37	$ 72	$ 84	$ 247	$ 962
Total assets	37	72	84	247	962
Net assets	$ 37	$ 72	$ 84	$ 247	$ 962
Net assets					
Accumulation units	$ 37	$ 72	$ 84	$ 247	$ 962
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37	$ 72	$ 84	247	$ 962
Total number of mutual fund shares	3,158	1,791	2,733	18,206	90,558
Cost of mutual fund shares	$ 39	$ 57	$ 70	$ 253	$ 984

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Total assets	—	5,196	356	375	12,466
Net assets	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Net assets					
Accumulation units	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Total number of mutual fund shares	4	289,604	1,742	22,697	421,153
Cost of mutual fund shares	$ —	$ 4,818	$ 382	$ 382	$ 13,308

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,209	$ 10	$ 277	$ 43	$ 866
Total assets	1,209	10	277	43	866
Net assets	$ 1,209	$ 10	$ 277	$ 43	$ 866
Net assets					
Accumulation units	$ 1,209	$ 10	$ 277	$ 43	$ 866
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,209	$ 10	$ 277	$ 43	$ 866
Total number of mutual fund shares	105,317	496	15,037	3,972	34,992
Cost of mutual fund shares	$ 1,219	$ 12	$ 345	$ 44	$ 666

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Total assets	1,178	294	91,575	2	119
Net assets	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Net assets					
Accumulation units	$ 1,178	$ 294	$ 90,834	$ 2	$ 119
Contracts in payout (annuitization)	—	—	741	—	—
Total net assets	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Total number of mutual fund shares	56,608	24,969	3,933,645	181	5,174
Cost of mutual fund shares	$ 1,588	$ 350	$ 65,718	$ 2	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Assets					
Investments in mutual funds					
at fair value	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Total assets	3,636	15,742	38	90	509
Net assets	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Net assets					
Accumulation units	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Total number of mutual fund shares	342,405	1,482,285	1,709	2,645	9,480
Cost of mutual fund shares	$ 3,690	$ 16,081	$ 40	$ 93	$ 570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Institutional Class		Neuberger Berman Socially Responsive Fund - Trust Class		New Perspective Fund® - Class R-3		New Perspective Fund® - Class R-4		New World Fund® - Class R-4
Assets									
Investments in mutual funds									
at fair value	$	385	$	11,809	$	2,071	$	130,637	$	183
Total assets		385		11,809		2,071		130,637		183
Net assets	$	385	$	11,809	$	2,071	$	130,637	$	183
Net assets									
Accumulation units	$	385	$	11,809	$	2,071	$	130,637	$	183
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	385	$	11,809	$	2,071	$	130,637	$	183
Total number of mutual fund shares		11,896		617,288		58,671		3,671,639		3,671
Cost of mutual fund shares	$	407	$	12,683	$	1,958	$	108,397	$	195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Total assets	1,029	835	85	197,414	33,914
Net assets	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Net assets					
Accumulation units	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Total number of mutual fund shares	105,765	43,659	1,572	6,493,881	1,130,828
Cost of mutual fund shares	$ 1,149	$ 882	$ 82	$ 177,687	$ 37,763

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A		Oppenheimer International Bond Fund - Class A		Oppenheimer International Growth Fund - Class Y		Oppenheimer International Small-Mid Company Fund - Class Y		Oppenheimer Discovery Mid Cap Growth Fund/VA	
Assets										
Investments in mutual funds at fair value	$	24	$	54	$	114	$	163	$	15
Total assets		24		54		114		163		15
Net assets	$	24	$	54	$	114	$	163	$	15
Net assets										
Accumulation units	$	24	$	54	$	114	$	163	$	—
Contracts in payout (annuitization)		—		—		—		—		15
Total net assets	$	24	$	54	$	114	$	163	$	15
Total number of mutual fund shares		2,326		9,827		3,181		4,403		189
Cost of mutual fund shares	$	37	$	59	$	117	$	148	$	15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Core Equity Fund^{SM} - Investor Shares
Assets					
Investments in mutual funds at fair value	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Total assets	225	96	66	25,350	21,394
Net assets	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Net assets					
Accumulation units	$ 225	$ 96	$ —	$ 25,350	$ 21,394
Contracts in payout (annuitization)	—	—	66	—	—
Total net assets	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Total number of mutual fund shares	5,922	19,703	2,241	1,189,011	578,687
Cost of mutual fund shares	$ 164	$ 104	$ 52	$ 28,824	$ 22,260

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Total assets	40,388	532	101,300	10,306	1,727
Net assets	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Net assets					
Accumulation units	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Total number of mutual fund shares	1,856,089	85,753	8,492,075	325,945	197,168
Cost of mutual fund shares	$ 40,801	$ 627	$ 119,503	$ 11,067	$ 2,044

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Prudential Jennison Utility Fund - Class Z
Assets					
Investments in mutual funds at fair value	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Total assets	1,189	7,599	56	18,835	42
Net assets	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Net assets					
Accumulation units	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,189	$ 7,599	$ 56	$ 18,835	$ 42
Total number of mutual fund shares	116,483	498,293	1,990	2,202,884	3,514
Cost of mutual fund shares	$ 1,278	$ 12,209	$ 58	$ 22,575	$ 51

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Total assets	9,975	101	2	437	14,703
Net assets	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Net assets					
Accumulation units	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Total number of mutual fund shares	831,257	8,416	210	28,024	339,570
Cost of mutual fund shares	$ 10,015	$ 99	$ 2	$ 466	$ 15,300

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Total assets	3,984	910	254	2,471	499
Net assets	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Net assets					
Accumulation units	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Total number of mutual fund shares	137,900	37,111	8,249	236,503	78,156
Cost of mutual fund shares	$ 4,104	$ 949	$ 272	$ 2,508	$ 589

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class		Templeton Global Bond Fund - Class A		Third Avenue Real Estate Value Fund - Institutional Class		Thornburg International Value Fund - Class R4		Touchstone Value Fund - Institutional Class
Assets									
Investments in mutual funds at fair value	$	32,007	$	144,039	$	19	$	51	$	1,586
Total assets		32,007		144,039		19		51		1,586
Net assets	$	32,007	$	144,039	$	19	$	51	$	1,586
Net assets									
Accumulation units	$	32,007	$	144,039	$	19	$	51	$	1,586
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	32,007	$	144,039	$	19	$	51	$	1,586
Total number of mutual fund shares		2,776,006		12,438,602		659		2,123		182,551
Cost of mutual fund shares	$	36,146	$	164,063	$	21	$	57	$	1,716

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 7,214	$ 116	$ 237	$ 26	$ 45
Total assets	7,214	116	237	26	45
Net assets	$ 7,214	$ 116	$ 237	$ 26	$ 45
Net assets					
Accumulation units	$ 7,214	$ 116	$ 237	$ 26	$ 45
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7,214	$ 116	$ 237	$ 26	$ 45
Total number of mutual fund shares	838,814	7,010	11,188	1,239	1,445
Cost of mutual fund shares	$ 10,659	$ 95	$ 214	$ 26	$ 48

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Total assets	28	259,147	124	88	1,406
Net assets	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Net assets					
Accumulation units	$ 28	$ 243,469	$ 124	$ 88	$ 1,406
Contracts in payout (annuitization)	—	15,678	—	—	—
Total net assets	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Total number of mutual fund shares	821	18,379,237	4,017	8,090	74,057
Cost of mutual fund shares	$ 29	$ 218,620	$ 117	$ 95	$ 1,280

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Total assets	3,252	1,395	477,808	2,668	2,295
Net assets	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Net assets					
Accumulation units	$ 3,252	$ 1,395	$ 460,726	$ 2,668	$ 2,295
Contracts in payout (annuitization)	—	—	17,082	—	—
Total net assets	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Total number of mutual fund shares	380,380	141,034	38,163,591	214,479	230,633
Cost of mutual fund shares	$ 3,375	$ 1,412	$ 480,564	$ 2,755	$ 2,469

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Total assets	34	27,564	19,604	163	443,531
Net assets	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Net assets					
Accumulation units	$ 34	$ 27,564	$ 19,604	$ 163	$ 442,343
Contracts in payout (annuitization)	—	—	—	—	1,188
Total net assets	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Total number of mutual fund shares	3,625	2,954,338	2,101,182	9,010	23,088,559
Cost of mutual fund shares	$ 38	$ 30,923	$ 21,987	$ 144	$ 390,391

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Total assets	5,927	21	325,457	1,658	37
Net assets	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Net assets					
Accumulation units	$ 5,927	$ 21	$ 321,932	$ 1,658	$ 37
Contracts in payout (annuitization)	—	—	3,525	—	—
Total net assets	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Total number of mutual fund shares	314,442	1,891	29,267,702	150,763	3,755
Cost of mutual fund shares	$ 5,905	$ 20	$ 294,646	$ 1,843	$ 37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		Voya Multi-Manager Large Cap Core Portfolio - Service Class		Voya U.S. Stock Index Portfolio - Institutional Class		VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class		VY® Clarion Global Real Estate Portfolio - Adviser Class	
Assets										
Investments in mutual funds										
at fair value	$	14,188	$	391	$	15,178	$	38	$	7
Total assets		14,188		391		15,178		38		7
Net assets	$	14,188	$	391	$	15,178	$	38	$	7
Net assets										
Accumulation units	$	13,957	$	391	$	15,178	$	38	$	7
Contracts in payout (annuitization)		231		—		—		—		—
Total net assets	$	14,188	$	391	$	15,178	$	38	$	7
Total number of mutual fund shares		978,476		26,928		1,137,760		4,316		626
Cost of mutual fund shares	$	13,159	$	343	$	16,254	$	44	$	7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Total assets	88,362	39	2,262	62,453	31,516
Net assets	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Net assets					
Accumulation units	$ 88,362	$ 39	$ —	$ 62,453	$ 31,516
Contracts in payout (annuitization)	—	—	2,262	—	—
Total net assets	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Total number of mutual fund shares	7,507,375	1,144	63,331	1,754,303	2,067,951
Cost of mutual fund shares	$ 79,023	$ 33	$ 1,725	$ 45,144	$ 34,880

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Total assets	50,269	29	21,900	25,661	223
Net assets	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Net assets					
Accumulation units	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Total number of mutual fund shares	3,331,265	1,964	852,792	994,211	17,237
Cost of mutual fund shares	$ 52,384	$ 33	$ 24,483	$ 25,988	$ 304

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Total assets	17,138	15,507	41	29,923	22,617
Net assets	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Net assets					
Accumulation units	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Total number of mutual fund shares	1,266,678	1,152,065	2,421	1,692,461	1,293,902
Cost of mutual fund shares	$ 24,481	$ 22,212	$ 41	$ 31,596	$ 23,591

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Total assets	33	429	221,682	625,604	1,257
Net assets	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Net assets					
Accumulation units	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Total number of mutual fund shares	2,129	16,972	8,487,058	23,941,981	96,489
Cost of mutual fund shares	$ 34	$ 431	$ 223,098	$ 573,279	$ 1,236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class		VY® T. Rowe Price International Stock Portfolio - Adviser Class		VY® T. Rowe Price International Stock Portfolio - Service Class		VY® Templeton Global Growth Portfolio - Institutional Class		VY® Templeton Global Growth Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	93,280	$	91	$	7,397	$	732	$	5,153
Total assets		93,280		91		7,397		732		5,153
Net assets	$	93,280	$	91	$	7,397	$	732	$	5,153
Net assets										
Accumulation units	$	93,069	$	91	$	7,397	$	732	$	5,153
Contracts in payout (annuitization)		211		—		—		—		—
Total net assets	$	93,280	$	91	$	7,397	$	732	$	5,153
Total number of mutual fund shares		7,055,958		7,145		581,982		54,408		381,119
Cost of mutual fund shares	$	88,160	$	84	$	7,054	$	708	$	5,505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Money Market Portfolio - Class I		Voya Global Real Estate Fund - Class A		Voya Multi-Manager International Small Cap Fund - Class A		Voya Global Bond Portfolio - Adviser Class		Voya Global Bond Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	226,716	$	165	$	318	$	269	$	78,391
Total assets		226,716		165		318		269		78,391
Net assets	$	226,716	$	165	$	318	$	269	$	78,391
Net assets										
Accumulation units	$	225,339	$	165	$	318	$	269	$	76,570
Contracts in payout (annuitization)		1,377		—		—		—		1,821
Total net assets	$	226,716	$	165	$	318	$	269	$	78,391
Total number of mutual fund shares		226,715,794		8,443		6,533		27,386		7,862,677
Cost of mutual fund shares	$	226,716	$	157	$	282	$	300	$	89,289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Total assets	840	5,964	2,199	3,706	7,118
Net assets	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Net assets					
Accumulation units	$ 831	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Contracts in payout (annuitization)	9	—	—	—	—
Total net assets	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Total number of mutual fund shares	84,255	572,394	213,285	364,724	672,770
Cost of mutual fund shares	$ 931	$ 6,635	$ 2,416	$ 3,918	$ 8,049

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Total assets	3,385	2,330	6,581	1,240	2,021
Net assets	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Net assets					
Accumulation units	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Total number of mutual fund shares	323,291	225,577	607,070	115,864	191,419
Cost of mutual fund shares	$ 3,815	$ 2,476	$ 7,495	$ 1,384	$ 2,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Total assets	1,459	734	532	3,153	1,296
Net assets	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Net assets					
Accumulation units	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Total number of mutual fund shares	109,041	55,368	40,369	322,750	133,869
Cost of mutual fund shares	$ 1,586	$ 809	$ 578	$ 3,209	$ 1,332

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service 2 Class		Voya Solution 2025 Portfolio - Adviser Class		Voya Solution 2025 Portfolio - Initial Class		Voya Solution 2025 Portfolio - Service Class		Voya Solution 2025 Portfolio - Service 2 Class
Assets									
Investments in mutual funds									
at fair value	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Total assets		1,292		440		2,461		131,712		13,036
Net assets	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Net assets									
Accumulation units	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Total number of mutual fund shares		136,032		39,380		215,102		11,635,367		1,181,889
Cost of mutual fund shares	$	1,317	$	437	$	2,803	$	131,971	$	13,687

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Total assets	175	3,633	128,935	12,529	31
Net assets	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Net assets					
Accumulation units	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Total number of mutual fund shares	15,529	314,779	11,280,438	1,131,838	2,738
Cost of mutual fund shares	$ 170	$ 4,015	$ 132,269	$ 13,400	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Total assets	2,014	94,100	7,401	1,180	14,170
Net assets	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Net assets					
Accumulation units	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Total number of mutual fund shares	176,046	8,334,790	670,372	92,616	1,122,809
Cost of mutual fund shares	$ 2,141	$ 99,403	$ 8,331	$ 1,241	$ 15,494

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Total assets	1,174	4,678	967	6,503	71,177
Net assets	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Net assets					
Accumulation units	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Total number of mutual fund shares	93,452	491,367	88,914	584,847	6,447,227
Cost of mutual fund shares	$ 1,306	$ 5,076	$ 981	$ 6,749	$ 72,599

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Total assets	6,948	5,865	78	20,011	50,668
Net assets	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Net assets					
Accumulation units	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,132
Contracts in payout (annuitization)	—	—	—	—	536
Total net assets	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Total number of mutual fund shares	645,154	602,743	7,195	1,763,090	4,515,845
Cost of mutual fund shares	$ 7,062	$ 6,390	$ 92	$ 23,360	$ 55,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Total assets	336	142,519	14,625	272	5,950
Net assets	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Net assets					
Accumulation units	$ 336	$ 141,505	$ 14,531	$ 272	$ 5,950
Contracts in payout (annuitization)	—	1,014	94	—	—
Total net assets	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Total number of mutual fund shares	12,625	5,169,343	658,504	17,349	370,928
Cost of mutual fund shares	$ 299	$ 104,832	$ 12,978	$ 205	$ 5,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Total assets	3,195	429	62,485	1,534	310,862
Net assets	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Net assets					
Accumulation units	$ 3,195	$ 429	$ 61,396	$ 1,534	$ 307,532
Contracts in payout (annuitization)	—	—	1,089	—	3,330
Total net assets	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Total number of mutual fund shares	207,480	28,468	4,118,981	37,598	7,496,064
Cost of mutual fund shares	$ 2,891	$ 315	$ 47,734	$ 1,632	$ 295,174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Total assets	1,429	301	7,118	61,629	532
Net assets	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Net assets					
Accumulation units	$ 1,429	$ 301	$ 7,118	$ 60,261	$ 532
Contracts in payout (annuitization)	—	—	—	1,368	—
Total net assets	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Total number of mutual fund shares	34,736	16,141	373,866	3,262,543	30,744
Cost of mutual fund shares	$ 1,571	$ 273	$ 7,708	$ 56,116	$ 436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Total assets	561,053	1,159	33,264	756	379
Net assets	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Net assets					
Accumulation units	$ 557,502	$ 1,159	$ 32,459	$ 756	$ 379
Contracts in payout (annuitization)	3,551	—	805	—	—
Total net assets	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Total number of mutual fund shares	31,221,672	66,688	3,088,590	70,291	38,525
Cost of mutual fund shares	$ 441,171	$ 1,027	$ 37,794	$ 835	$ 338

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Total assets	394,816	994	1,424	381,587	4,226
Net assets	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Net assets					
Accumulation units	$ 392,767	$ 994	$ 1,424	$ 378,988	$ 4,226
Contracts in payout (annuitization)	2,049	—	—	2,599	—
Total net assets	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Total number of mutual fund shares	37,246,761	96,473	17,438	4,429,848	50,367
Cost of mutual fund shares	$ 330,570	$ 990	$ 1,023	$ 281,981	$ 3,697

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Total assets	345	88,438	308	1,470	33,353
Net assets	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Net assets					
Accumulation units	$ 345	$ 86,616	$ 308	$ 1,470	$ 32,574
Contracts in payout (annuitization)	—	1,822	—	—	779
Total net assets	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Total number of mutual fund shares	31,179	7,896,274	27,680	85,217	2,727,146
Cost of mutual fund shares	$ 349	$ 86,408	$ 312	$ 1,503	$ 31,271

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Total assets	70,037	63,542	1,408	1,206,913	290
Net assets	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Net assets					
Accumulation units	$ 69,317	$ 62,329	$ 1,408	$ 1,133,076	$ 290
Contracts in payout (annuitization)	720	1,213	—	73,837	—
Total net assets	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Total number of mutual fund shares	5,265,955	5,003,336	50,625	42,904,849	10,403
Cost of mutual fund shares	$ 54,906	$ 51,460	$ 1,323	$ 992,809	$ 319

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class I	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Total assets	96,475	11,940	323,462	282	327,049
Net assets	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Net assets					
Accumulation units	$ 95,033	$ 11,940	$ 319,093	$ 282	$ 325,589
Contracts in payout (annuitization)	1,442	—	4,369	—	1,460
Total net assets	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Total number of mutual fund shares	10,791,392	1,337,101	14,492,005	12,751	15,769,017
Cost of mutual fund shares	$ 102,620	$ 12,708	$ 214,976	$ 202	$ 271,027

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S		Voya Index Plus SmallCap Portfolio - Class I		Voya Index Plus SmallCap Portfolio - Class S		Voya International Index Portfolio - Class I		Voya International Index Portfolio - Class S	
Assets										
Investments in mutual funds										
at fair value	$	300	$	133,988	$	276	$	29,868	$	7
Total assets		300		133,988		276		29,868		7
Net assets	$	300	$	133,988	$	276	$	29,868	$	7
Net assets										
Accumulation units	$	300	$	133,102	$	276	$	29,381	$	7
Contracts in payout (annuitization)		—		886		—		487		—
Total net assets	$	300	$	133,988	$	276	$	29,868	$	7
Total number of mutual fund shares		14,642		6,098,679		12,673		3,311,359		737
Cost of mutual fund shares	$	252	$	90,517	$	185	$	29,872	$	7

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Total assets	27,315	1,170	62,008	389	440
Net assets	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Net assets					
Accumulation units	$ 26,929	$ 1,170	$ 62,008	$ —	$ 440
Contracts in payout (annuitization)	386	—	—	389	—
Total net assets	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Total number of mutual fund shares	1,054,617	45,409	3,875,489	24,518	23,462
Cost of mutual fund shares	$ 23,808	$ 794	$ 50,799	$ 333	$ 429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Total assets	9,518	11,132	77,658	33,953	140,805
Net assets	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Net assets					
Accumulation units	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 138,874
Contracts in payout (annuitization)	—	—	—	—	1,931
Total net assets	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Total number of mutual fund shares	510,088	415,220	5,062,480	2,382,696	7,136,610
Cost of mutual fund shares	$ 9,255	$ 9,619	$ 75,564	$ 34,866	$ 130,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Total assets	314	13,331	128,449	1,232	50,351
Net assets	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Net assets					
Accumulation units	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Total number of mutual fund shares	16,224	1,267,197	9,964,975	99,799	2,031,100
Cost of mutual fund shares	$ 299	$ 13,664	$ 139,754	$ 1,308	$ 50,762

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM] - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Total assets	121	44,253	62,371	64,131	2,936
Net assets	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Net assets					
Accumulation units	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Total number of mutual fund shares	5,121	1,681,362	2,580,494	2,019,860	76,912
Cost of mutual fund shares	$ 122	$ 52,455	$ 68,661	$ 69,068	$ 2,922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015*(Dollars in thousands)*

	Washington Mutual Investors Fund℠ - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Assets			
Investments in mutual funds			
at fair value	$ 127,190	$ 95	$ 103,636
Total assets	127,190	95	103,636
Net assets	$ 127,190	$ 95	$ 103,636
Net assets			
Accumulation units	$ 127,190	$ 95	$ 103,636
Contracts in payout (annuitization)	—	—	—
Total net assets	$ 127,190	$ 95	$ 103,636
Total number of mutual fund shares	3,323,483	5,335	3,949,532
Cost of mutual fund shares	$ 104,527	$ 147	$ 87,749

The accompanying notes are an integral part of these financial statements.
66

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 7	$ 11	$ 2	$ 1
Expenses:					
Mortality and expense risks and other charges	2	6	—	—	39
Total expenses	2	6	—	—	39
Net investment income (loss)	—	1	11	2	(38)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	20	37	(8)	—	1
Capital gains distributions	5	—	—	—	220
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—	221
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)	(381)
Net realized and unrealized gain (loss) on investments	(1)	—	(130)	(3)	(160)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ 1	$ (119)	$ (1)	$ (198)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 7	$ —	$ —	$ 6
Expenses:					
Mortality and expense risks and other charges	1	4	—	4	1
Total expenses	1	4	—	4	1
Net investment income (loss)	(1)	3	—	(4)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	4	(9)	22	(2)
Capital gains distributions	7	—	6	61	—
Total realized gain (loss) on investments and capital gains distributions	10	4	(3)	83	(2)
Net unrealized appreciation (depreciation) of investments	(12)	(22)	(2)	(85)	(11)
Net realized and unrealized gain (loss) on investments	(2)	(18)	(5)	(2)	(13)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (15)	$ (5)	$ (6)	$ (8)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ —	$ 413
Expenses:					
Mortality and expense risks and other charges	8	—	3	277	388
Total expenses	8	—	3	277	388
Net investment income (loss)	(7)	—	(3)	(277)	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	—	10	1,215	1,726
Capital gains distributions	56	—	31	140	3,774
Total realized gain (loss) on investments and capital gains distributions	45	—	41	1,355	5,500
Net unrealized appreciation (depreciation) of investments	(135)	(2)	(72)	(57)	(7,990)
Net realized and unrealized gain (loss) on investments	(90)	(2)	(31)	1,298	(2,490)
Net increase (decrease) in net assets resulting from operations	$ (97)	$ (2)	$ (34)	$ 1,021	$ (2,465)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 6	$ 1	$ 9
Expenses:					
Mortality and expense risks and other charges	7	41	2	—	4
Total expenses	7	41	2	—	4
Net investment income (loss)	(7)	(41)	4	1	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	169	180	3	—	(6)
Capital gains distributions	94	51	—	—	73
Total realized gain (loss) on investments and capital gains distributions	263	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(166)	(138)	(33)	(2)	(122)
Net realized and unrealized gain (loss) on investments	97	93	(30)	(2)	(55)
Net increase (decrease) in net assets resulting from operations	$ 90	$ 52	$ (26)	$ (1)	$ (50)

The accompanying notes are an integral part of these financial statements.
70

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 192	$ 1,010	$ 81	$ 1	$ 248
Expenses:					
Mortality and expense risks and other charges	413	706	34	1	285
Total expenses	413	706	34	1	285
Net investment income (loss)	(221)	304	47	—	(37)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,574	4,703	1,152	—	(767)
Capital gains distributions	2,428	3,265	202	6	—
Total realized gain (loss) on investments and capital gains distributions	5,002	7,968	1,354	6	(767)
Net unrealized appreciation (depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)	(19)
Net realized and unrealized gain (loss) on investments	(329)	(3,196)	42	(8)	(786)
Net increase (decrease) in net assets resulting from operations	$ (550)	$ (2,892)	$ 89	$ (8)	$ (823)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-4	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 197	$ 16	$ 1,003	$ 55	$ 6
Expenses:					
Mortality and expense risks and other charges	124	8	600	9	5
Total expenses	124	8	600	9	5
Net investment income (loss)	73	8	403	46	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	864	317	2,937	25	37
Capital gains distributions	602	64	3,166	127	54
Total realized gain (loss) on investments and capital gains distributions	1,466	381	6,103	152	91
Net unrealized appreciation (depreciation) of investments	(2,319)	(331)	(4,824)	(289)	(133)
Net realized and unrealized gain (loss) on investments	(853)	50	1,279	(137)	(42)
Net increase (decrease) in net assets resulting from operations	$ (780)	$ 58	$ 1,682	$ (91)	$ (41)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 80	$ 65	$ 107	$ 24	$ 2
Expenses:					
Mortality and expense risks and other charges	136	150	366	8	—
Total expenses	136	150	366	8	—
Net investment income (loss)	(56)	(85)	(259)	16	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	651	419	984	160	—
Capital gains distributions	1,624	—	1,910	175	16
Total realized gain (loss) on investments and capital gains distributions	2,275	419	2,894	335	16
Net unrealized appreciation (depreciation) of investments	(2,958)	(1,190)	(7,281)	(360)	(14)
Net realized and unrealized gain (loss) on investments	(683)	(771)	(4,387)	(25)	2
Net increase (decrease) in net assets resulting from operations	$ (739)	$ (856)	$ (4,646)	$ (9)	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 148	$ 1	$ 109	$ 192	$ 60
Expenses:					
Mortality and expense risks and other charges	49	—	165	95	562
Total expenses	49	—	165	95	562
Net investment income (loss)	99	1	(56)	97	(502)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(44)	(1)	568	73	238
Capital gains distributions	1,200	7	1,733	—	215
Total realized gain (loss) on investments and capital gains distributions	1,156	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(1,697)	(11)	(3,348)	(247)	(1,649)
Net realized and unrealized gain (loss) on investments	(541)	(5)	(1,047)	(174)	(1,196)
Net increase (decrease) in net assets resulting from operations	$ (442)	$ (4)	$ (1,103)	$ (77)	$ (1,698)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund℠ - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia℠ Acorn® Fund - Class A	Columbia℠ Acorn® Fund - Class Z
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 17	$ 201	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	1	4	84	1	1
Total expenses	1	4	84	1	1
Net investment income (loss)	4	13	117	(1)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	17	202	4	(2)
Capital gains distributions	—	13	788	21	6
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25	4
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)	(4)
Net realized and unrealized gain (loss) on investments	(13)	(44)	(1)	1	—
Net increase (decrease) in net assets resulting from operations	$ (9)	$ (31)	$ 116	$ —	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 26	$ —	$ 3	$ —	$ 163
Expenses:					
Mortality and expense risks and other charges	81	—	2	—	41
Total expenses	81	—	2	—	41
Net investment income (loss)	(55)	—	1	—	122
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	402	—	2	—	(27)
Capital gains distributions	1,268	—	87	—	—
Total realized gain (loss) on investments and capital gains distributions	1,670	—	89	—	(27)
Net unrealized appreciation (depreciation) of investments	(2,162)	—	(101)	—	(196)
Net realized and unrealized gain (loss) on investments	(492)	—	(12)	—	(223)
Net increase (decrease) in net assets resulting from operations	$ (547)	$ —	$ (11)	$ —	$ (101)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 6	$ —	$ —	$ 1
Expenses:					
Mortality and expense risks and other charges	—	9	—	—	—
Total expenses	—	9	—	—	—
Net investment income (loss)	—	(3)	—	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(8)	—	—	—
Capital gains distributions	90	58	1	—	—
Total realized gain (loss) on investments and capital gains distributions	86	50	1	—	—
Net unrealized appreciation (depreciation) of investments	(68)	(125)	(2)	—	(7)
Net realized and unrealized gain (loss) on investments	18	(75)	(1)	—	(7)
Net increase (decrease) in net assets resulting from operations	$ 18	$ (78)	$ (1)	$ —	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment income:					
Dividends	$ 11	$ 7	$ 4	$ 12	$ 1
Expenses:					
Mortality and expense risks and other charges	—	3	3	8	1
Total expenses	—	3	3	8	1
Net investment income (loss)	11	4	1	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	20	2	42	(3)
Capital gains distributions	88	—	14	49	9
Total realized gain (loss) on investments and capital gains distributions	84	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(188)	(70)	(36)	(95)	(8)
Net realized and unrealized gain (loss) on investments	(104)	(50)	(20)	(4)	(2)
Net increase (decrease) in net assets resulting from operations	$ (93)	$ (46)	$ (19)	$ —	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 88	$ 4,885	$ 4	$ 8,574	$ 749
Expenses:					
Mortality and expense risks and other charges	37	2,590	11	2,795	2,833
Total expenses	37	2,590	11	2,795	2,833
Net investment income (loss)	51	2,295	(7)	5,779	(2,084)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	365	(997)	13	(7,095)	15,867
Capital gains distributions	81	3,641	46	26,977	9,084
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882	24,951
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)	(5,243)
Net realized and unrealized gain (loss) on investments	(134)	(7,271)	19	(19,282)	19,708
Net increase (decrease) in net assets resulting from operations	$ (83)	$ (4,976)	$ 12	$ (13,503)	$ 17,624

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 739	$ 425	$ 13,372	$ 3,594	$ —
Expenses:					
Mortality and expense risks and other charges	129	298	12,141	2,084	—
Total expenses	129	298	12,141	2,084	—
Net investment income (loss)	610	127	1,231	1,510	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(12)	(237)	28,924	5,336	3,813
Capital gains distributions	—	31	120,971	113	3,431
Total realized gain (loss) on investments and capital gains distributions	(12)	(206)	149,895	5,449	7,244
Net unrealized appreciation (depreciation) of investments	(1,118)	791	(151,601)	(6,756)	(5,517)
Net realized and unrealized gain (loss) on investments	(1,130)	585	(1,706)	(1,307)	1,727
Net increase (decrease) in net assets resulting from operations	$ (520)	$ 712	$ (475)	$ 203	$ 1,727

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 354	$ 25	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	253	13	3	—	3
Total expenses	253	13	3	—	3
Net investment income (loss)	101	12	(3)	—	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	133	115	12	—	4
Capital gains distributions	1,536	148	23	—	25
Total realized gain (loss) on investments and capital gains distributions	1,669	263	35	—	29
Net unrealized appreciation (depreciation) of investments	(1,966)	(366)	(32)	(2)	(34)
Net realized and unrealized gain (loss) on investments	(297)	(103)	3	(2)	(5)
Net increase (decrease) in net assets resulting from operations	$ (196)	$ (91)	$ —	$ (2)	$ (8)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 760	$ —	$ 35	$ 2,133	$ —
Expenses:					
Mortality and expense risks and other charges	1,087	—	89	3,609	—
Total expenses	1,087	—	89	3,609	—
Net investment income (loss)	(327)	—	(54)	(1,476)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9,906	—	2,152	9,107	—
Capital gains distributions	17,481	1	1,068	28,370	—
Total realized gain (loss) on investments and capital gains distributions	27,387	1	3,220	37,477	—
Net unrealized appreciation (depreciation) of investments	(36,873)	(1)	(2,417)	(19,558)	—
Net realized and unrealized gain (loss) on investments	(9,486)	—	803	17,919	—
Net increase (decrease) in net assets resulting from operations	$ (9,813)	$ —	$ 749	$ 16,443	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 62	$ —	$ 3	$ 2
Expenses:					
Mortality and expense risks and other charges	—	11	9	2	3
Total expenses	—	11	9	2	3
Net investment income (loss)	—	51	(9)	1	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	235	(27)	5	29
Capital gains distributions	—	36	41	5	28
Total realized gain (loss) on investments and capital gains distributions	—	271	14	10	57
Net unrealized appreciation (depreciation) of investments	(1)	(371)	(160)	(12)	(50)
Net realized and unrealized gain (loss) on investments	(1)	(100)	(146)	(2)	7
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (49)	$ (155)	$ (1)	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 1	$ 1	$ 3	$ 13
Expenses:					
Mortality and expense risks and other charges	—	1	1	2	5
Total expenses	—	1	1	2	5
Net investment income (loss)	1	—	—	1	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	13	1	—	(9)
Capital gains distributions	—	—	15	2	15
Total realized gain (loss) on investments and capital gains distributions	—	13	16	2	6
Net unrealized appreciation (depreciation) of investments	(1)	(16)	(12)	(8)	(16)
Net realized and unrealized gain (loss) on investments	(1)	(3)	4	(6)	(10)
Net increase (decrease) in net assets resulting from operations	$ —	$ (3)	$ 4	$ (5)	$ (2)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 3	$ —	$ —	$ 45
Expenses:					
Mortality and expense risks and other charges	—	46	3	3	133
Total expenses	—	46	3	3	133
Net investment income (loss)	—	(43)	(3)	(3)	(88)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	411	1	9	428
Capital gains distributions	—	—	13	23	1,209
Total realized gain (loss) on investments and capital gains distributions	—	411	14	32	1,637
Net unrealized appreciation (depreciation) of investments	—	(661)	(27)	(25)	(2,189)
Net realized and unrealized gain (loss) on investments	—	(250)	(13)	7	(552)
Net increase (decrease) in net assets resulting from operations	$ —	$ (293)	$ (16)	$ 4	$ (640)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ —	$ —	$ 2	$ 9
Expenses:					
Mortality and expense risks and other charges	8	—	2	1	9
Total expenses	8	—	2	1	9
Net investment income (loss)	5	—	(2)	1	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	—	—	11	145
Capital gains distributions	—	2	25	—	—
Total realized gain (loss) on investments and capital gains distributions	(4)	2	25	11	145
Net unrealized appreciation (depreciation) of investments	(9)	(2)	(55)	(3)	(204)
Net realized and unrealized gain (loss) on investments	(13)	—	(30)	8	(59)
Net increase (decrease) in net assets resulting from operations	$ (8)	$ —	$ (32)	$ 9	$ (59)

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2015

(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ 565	$ —	$ 6
Expenses:					
Mortality and expense risks and other charges	10	2	949	—	5
Total expenses	10	2	949	—	5
Net investment income (loss)	(10)	2	(384)	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	1	1,302	—	106
Capital gains distributions	242	25	5,822	—	37
Total realized gain (loss) on investments and capital gains distributions	248	26	7,124	—	143
Net unrealized appreciation (depreciation) of investments	(263)	(40)	(11,274)	—	(155)
Net realized and unrealized gain (loss) on investments	(15)	(14)	(4,150)	—	(12)
Net increase (decrease) in net assets resulting from operations	$ (25)	$ (12)	$ (4,534)	$ —	$ (11)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Net investment income (loss)					
Investment income:					
Dividends	$ 15	$ 223	$ —	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	—	124	—	1	5
Total expenses	—	124	—	1	5
Net investment income (loss)	15	99	—	—	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	55	—	—	2
Capital gains distributions	34	174	—	1	48
Total realized gain (loss) on investments and capital gains distributions	34	229	—	1	50
Net unrealized appreciation (depreciation) of investments	(54)	(496)	(2)	(2)	(50)
Net realized and unrealized gain (loss) on investments	(20)	(267)	(2)	(1)	—
Net increase (decrease) in net assets resulting from operations	$ (5)	$ (168)	$ (2)	$ (1)	$ (5)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 121	$ 7	$ 846	$ 1
Expenses:					
Mortality and expense risks and other charges	—	123	9	1,053	—
Total expenses	—	123	9	1,053	—
Net investment income (loss)	3	(2)	(2)	(207)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	276	143	1,346	(1)
Capital gains distributions	18	1,053	108	6,749	—
Total realized gain (loss) on investments and capital gains distributions	18	1,329	251	8,095	(1)
Net unrealized appreciation (depreciation) of investments	(22)	(1,510)	(155)	(2,512)	(9)
Net realized and unrealized gain (loss) on investments	(4)	(181)	96	5,583	(10)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (183)	$ 94	$ 5,376	$ (9)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 23	$ 39	$ —	$ 847	$ 250
Expenses:					
Mortality and expense risks and other charges	15	9	1	2,357	165
Total expenses	15	9	1	2,357	165
Net investment income (loss)	8	30	(1)	(1,510)	85
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(72)	(18)	4	14,284	107
Capital gains distributions	11	—	12	—	—
Total realized gain (loss) on investments and capital gains distributions	(61)	(18)	16	14,284	107
Net unrealized appreciation (depreciation) of investments	(36)	(48)	(12)	(48,643)	(5,820)
Net realized and unrealized gain (loss) on investments	(97)	(66)	4	(34,359)	(5,713)
Net increase (decrease) in net assets resulting from operations	$ (89)	$ (36)	$ 3	$ (35,869)	$ (5,628)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 2	$ 1	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	—	1	1	1	—
Total expenses	—	1	1	1	—
Net investment income (loss)	—	1	—	(1)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	(1)	—	—	—
Capital gains distributions	—	—	—	—	1
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—	1
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15	—
Net realized and unrealized gain (loss) on investments	(7)	(4)	(3)	15	1
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (3)	$ (3)	$ 14	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund[SM]
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 6	$ 1	$ 253	$ —
Expenses:					
Mortality and expense risks and other charges	2	1	1	244	—
Total expenses	2	1	1	244	—
Net investment income (loss)	1	5	—	9	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	—	3	1,938	—
Capital gains distributions	15	—	11	4,172	—
Total realized gain (loss) on investments and capital gains distributions	17	—	14	6,110	—
Net unrealized appreciation (depreciation) of investments	(11)	(8)	(12)	(7,906)	—
Net realized and unrealized gain (loss) on investments	6	(8)	2	(1,796)	—
Net increase (decrease) in net assets resulting from operations	$ 7	$ (3)	$ 2	$ (1,787)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 440	$ 361	$ 17	$ 4,425	$ 192
Expenses:					
Mortality and expense risks and other					
charges	170	440	2	942	80
Total expenses	170	440	2	942	80
Net investment income (loss)	270	(79)	15	3,483	112
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	487	(167)	(10)	(2,671)	132
Capital gains distributions	1,449	2,842	—	—	764
Total realized gain (loss) on investments					
and capital gains distributions	1,936	2,675	(10)	(2,671)	896
Net unrealized appreciation					
(depreciation) of investments	(2,502)	(3,229)	(93)	(4,757)	(1,041)
Net realized and unrealized gain (loss)					
on investments	(566)	(554)	(103)	(7,428)	(145)
Net increase (decrease) in net assets					
resulting from operations	$ (296)	$ (633)	$ (88)	$ (3,945)	$ (33)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 92	$ 47	$ 398	$ 1	$ 1,036
Expenses:					
Mortality and expense risks and other					
charges	13	7	85	—	205
Total expenses	13	7	85	—	205
Net investment income (loss)	79	40	313	1	831
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	(28)	(1,077)	—	(671)
Capital gains distributions	13	—	1,345	1	741
Total realized gain (loss) on investments					
and capital gains distributions	22	(28)	268	1	70
Net unrealized appreciation					
(depreciation) of investments	(197)	(36)	(2,162)	(2)	(1,853)
Net realized and unrealized gain (loss)					
on investments	(175)	(64)	(1,894)	(1)	(1,783)
Net increase (decrease) in net assets					
resulting from operations	$ (96)	$ (24)	$ (1,581)	$ —	$ (952)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 202	$ 2	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	—	88	—	—	1
Total expenses	—	88	—	—	1
Net investment income (loss)	1	114	2	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	560	10	—	(5)
Capital gains distributions	4	1,022	10	—	23
Total realized gain (loss) on investments and capital gains distributions	—	1,582	20	—	18
Net unrealized appreciation (depreciation) of investments	(7)	(2,004)	(24)	—	(29)
Net realized and unrealized gain (loss) on investments	(7)	(422)	(4)	—	(11)
Net increase (decrease) in net assets resulting from operations	$ (6)	$ (308)	$ (2)	$ —	$ (10)

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2015

(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 6	$ 4	$ 15
Expenses:					
Mortality and expense risks and other charges	137	—	5	3	6
Total expenses	137	—	5	3	6
Net investment income (loss)	(137)	1	1	1	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	352	(2)	67	40	(1)
Capital gains distributions	907	152	89	16	16
Total realized gain (loss) on investments and capital gains distributions	1,259	150	156	56	15
Net unrealized appreciation (depreciation) of investments	(1,146)	(120)	(198)	(70)	(37)
Net realized and unrealized gain (loss) on investments	113	30	(42)	(14)	(22)
Net increase (decrease) in net assets resulting from operations	$ (24)	$ 31	$ (41)	$ (13)	$ (13)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 1,168	$ 4,930	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	8	162	1,557	—	—
Total expenses	8	162	1,557	—	—
Net investment income (loss)	—	1,006	3,373	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(736)	(617)	—	—
Capital gains distributions	—	—	—	1	8
Total realized gain (loss) on investments and capital gains distributions	14	(736)	(617)	1	8
Net unrealized appreciation (depreciation) of investments	(27)	(1,886)	(11,410)	(2)	(5)
Net realized and unrealized gain (loss) on investments	(13)	(2,622)	(12,027)	(1)	3
Net increase (decrease) in net assets resulting from operations	$ (13)	$ (1,616)	$ (8,654)	$ (1)	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 16	$ —	$ 3	$ 6	$ —
Expenses:					
Mortality and expense risks and other charges	—	81	1	2	—
Total expenses	—	81	1	2	—
Net investment income (loss)	16	(81)	2	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(1,122)	—	17	—
Capital gains distributions	93	—	7	15	3
Total realized gain (loss) on investments and capital gains distributions	91	(1,122)	7	32	3
Net unrealized appreciation (depreciation) of investments	(130)	(1,097)	(13)	(36)	(4)
Net realized and unrealized gain (loss) on investments	(39)	(2,219)	(6)	(4)	(1)
Net increase (decrease) in net assets resulting from operations	$ (23)	$ (2,300)	$ (4)	$ —	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A	Voya Large Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 5,611	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	—	—	3,064	1	1
Total expenses	—	—	3,064	1	1
Net investment income (loss)	—	—	2,547	(1)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	1	2,985	—	(13)
Capital gains distributions	1	3	—	8	5
Total realized gain (loss) on investments and capital gains distributions	1	4	2,985	8	(8)
Net unrealized appreciation (depreciation) of investments	(3)	(3)	(13,339)	(2)	(7)
Net realized and unrealized gain (loss) on investments	(2)	1	(10,354)	6	(15)
Net increase (decrease) in net assets resulting from operations	$ (2)	$ 1	$ (7,807)	$ 5	$ (14)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Real Estate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 43	$ 102	$ 36	$ 16,711	$ 85
Expenses:					
Mortality and expense risks and other charges	8	25	9	3,612	6
Total expenses	8	25	9	3,612	6
Net investment income (loss)	35	77	27	13,099	79
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	265	(32)	(6)	(858)	7
Capital gains distributions	69	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	334	(32)	(6)	(858)	7
Net unrealized appreciation (depreciation) of investments	(342)	(16)	(23)	(13,900)	(93)
Net realized and unrealized gain (loss) on investments	(8)	(48)	(29)	(14,758)	(86)
Net increase (decrease) in net assets resulting from operations	$ 27	$ 29	$ (2)	$ (1,659)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 47	$ —	$ 1,269	$ 2	$ 1,853
Expenses:					
Mortality and expense risks and other charges	17	—	145	—	208
Total expenses	17	—	145	—	208
Net investment income (loss)	30	—	1,124	2	1,645
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(30)	(7)	(3,988)	—	(332)
Capital gains distributions	66	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	36	(7)	(3,988)	—	(332)
Net unrealized appreciation (depreciation) of investments	(169)	6	836	(3)	(1,979)
Net realized and unrealized gain (loss) on investments	(133)	(1)	(3,152)	(3)	(2,311)
Net increase (decrease) in net assets resulting from operations	$ (103)	$ (1)	$ (2,028)	$ (1)	$ (666)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,362	$ —	$ 2,506	$ 20	$ —
Expenses:					
Mortality and expense risks and other charges	215	1	4,091	23	—
Total expenses	215	1	4,091	23	—
Net investment income (loss)	1,147	(1)	(1,585)	(3)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(321)	23	11,550	83	—
Capital gains distributions	—	20	43,367	537	1
Total realized gain (loss) on investments and capital gains distributions	(321)	43	54,917	620	1
Net unrealized appreciation (depreciation) of investments	(1,454)	(35)	(30,020)	(304)	(3)
Net realized and unrealized gain (loss) on investments	(1,775)	8	24,897	316	(2)
Net increase (decrease) in net assets resulting from operations	$ (628)	$ 7	$ 23,312	$ 313	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6,539	$ 29	$ —	$ 153	$ 3
Expenses:					
Mortality and expense risks and other charges	3,442	9	—	133	4
Total expenses	3,442	9	—	133	4
Net investment income (loss)	3,097	20	—	20	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	21,710	(21)	—	1,533	8
Capital gains distributions	18,679	97	—	1,106	24
Total realized gain (loss) on investments and capital gains distributions	40,389	76	—	2,639	32
Net unrealized appreciation (depreciation) of investments	(62,632)	(200)	—	(2,856)	(37)
Net realized and unrealized gain (loss) on investments	(22,243)	(124)	—	(217)	(5)
Net increase (decrease) in net assets resulting from operations	$ (19,146)	$ (104)	$ —	$ (197)	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 303	$ —	$ —	$ 3,000	$ 1
Expenses:					
Mortality and expense risks and other charges	70	—	—	792	—
Total expenses	70	—	—	792	—
Net investment income (loss)	233	—	—	2,208	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,899	(1)	(1)	4,591	6
Capital gains distributions	1,928	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,827	(1)	(1)	4,591	6
Net unrealized appreciation (depreciation) of investments	(3,944)	(1)	(1)	(9,097)	(5)
Net realized and unrealized gain (loss) on investments	(117)	(2)	(2)	(4,506)	1
Net increase (decrease) in net assets resulting from operations	$ 116	$ (2)	$ (2)	$ (2,298)	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 36	$ 848	$ 137	$ 87	$ —
Expenses:					
Mortality and expense risks and other charges	23	574	158	492	—
Total expenses	23	574	158	492	—
Net investment income (loss)	13	274	(21)	(405)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	150	4,820	1,311	1,498	3
Capital gains distributions	—	—	5,978	9,503	5
Total realized gain (loss) on investments and capital gains distributions	150	4,820	7,289	11,001	8
Net unrealized appreciation (depreciation) of investments	(109)	(4,118)	(7,770)	(11,836)	(8)
Net realized and unrealized gain (loss) on investments	41	702	(481)	(835)	—
Net increase (decrease) in net assets resulting from operations	$ 54	$ 976	$ (502)	$ (1,240)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 783	$ 855	$ 2	$ 306	$ 220
Expenses:					
Mortality and expense risks and other charges	100	239	1	212	190
Total expenses	100	239	1	212	190
Net investment income (loss)	683	616	1	94	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	725	1,335	(20)	(981)	(747)
Capital gains distributions	3,068	3,641	20	1,332	1,212
Total realized gain (loss) on investments and capital gains distributions	3,793	4,976	—	351	465
Net unrealized appreciation (depreciation) of investments	(5,190)	(6,614)	(52)	(3,910)	(3,685)
Net realized and unrealized gain (loss) on investments	(1,397)	(1,638)	(52)	(3,559)	(3,220)
Net increase (decrease) in net assets resulting from operations	$ (714)	$ (1,022)	$ (51)	$ (3,465)	$ (3,190)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 137	$ 48	$ 1	$ 4
Expenses:					
Mortality and expense risks and other charges	—	133	219	—	1
Total expenses	—	133	219	—	1
Net investment income (loss)	—	4	(171)	1	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	557	711	—	9
Capital gains distributions	3	3,508	2,731	4	51
Total realized gain (loss) on investments and capital gains distributions	7	4,065	3,442	4	60
Net unrealized appreciation (depreciation) of investments	(7)	(5,369)	(4,375)	(2)	(43)
Net realized and unrealized gain (loss) on investments	—	(1,304)	(933)	2	17
Net increase (decrease) in net assets resulting from operations	$ —	$ (1,300)	$ (1,104)	$ 3	$ 20

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2015

(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 3,336	$ 7,929	$ 24	$ 2,119	$ 1
Expenses:					
Mortality and expense risks and other charges	928	5,615	5	791	—
Total expenses	928	5,615	5	791	—
Net investment income (loss)	2,408	2,314	19	1,328	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,786	5,532	64	9,682	8
Capital gains distributions	26,319	77,308	180	13,379	—
Total realized gain (loss) on investments and capital gains distributions	28,105	82,840	244	23,061	8
Net unrealized appreciation (depreciation) of investments	(20,669)	(60,977)	(374)	(32,856)	(10)
Net realized and unrealized gain (loss) on investments	7,436	21,863	(130)	(9,795)	(2)
Net increase (decrease) in net assets resulting from operations	$ 9,844	$ 24,177	$ (111)	$ (8,467)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 73	$ 23	$ 161	$ 1	$ 3
Expenses:					
Mortality and expense risks and other charges	79	6	61	1,680	1
Total expenses	79	6	61	1,680	1
Net investment income (loss)	(6)	17	100	(1,679)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	674	33	288	—	5
Capital gains distributions	—	23	176	26	—
Total realized gain (loss) on investments and capital gains distributions	674	56	464	26	5
Net unrealized appreciation (depreciation) of investments	(854)	(135)	(1,061)	—	(11)
Net realized and unrealized gain (loss) on investments	(180)	(79)	(597)	26	(6)
Net increase (decrease) in net assets resulting from operations	$ (186)	$ (62)	$ (497)	$ (1,653)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 91	$ 170	$ 7,931	$ —
Expenses:					
Mortality and expense risks and other charges	2	4	7	932	1
Total expenses	2	4	7	932	1
Net investment income (loss)	0	87	163	6,999	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	(216)	(297)	(17,373)	(11)
Capital gains distributions	—	110	171	8,805	—
Total realized gain (loss) on investments and capital gains distributions	14	(106)	(126)	(8,568)	(11)
Net unrealized appreciation (depreciation) of investments	7	19	(35)	1,265	(4)
Net realized and unrealized gain (loss) on investments	21	(87)	(161)	(7,303)	(15)
Net increase (decrease) in net assets resulting from operations	$ 21	$ —	$ 2	$ (304)	$ (16)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 103	$ 33	$ 34
Expenses:					
Mortality and expense risks and other charges	822	4	13	5	6
Total expenses	822	4	13	5	6
Net investment income (loss)	(822)	(4)	90	28	28
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(520)	(19)	(485)	(141)	(163)
Capital gains distributions	—	—	356	131	157
Total realized gain (loss) on investments and capital gains distributions	(520)	(19)	(129)	(10)	(6)
Net unrealized appreciation (depreciation) of investments	(3,281)	(22)	4	(14)	(15)
Net realized and unrealized gain (loss) on investments	(3,801)	(41)	(125)	(24)	(21)
Net increase (decrease) in net assets resulting from operations	$ (4,623)	$ (45)	$ (35)	$ 4	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 102	$ 48	$ 55	$ 109	$ 47
Expenses:					
Mortality and expense risks and other charges	49	22	23	58	22
Total expenses	49	22	23	58	22
Net investment income (loss)	53	26	32	51	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	26	(98)	148	53	15
Capital gains distributions	443	240	332	619	312
Total realized gain (loss) on investments and capital gains distributions	469	142	480	672	327
Net unrealized appreciation (depreciation) of investments	(726)	(252)	(587)	(1,035)	(483)
Net realized and unrealized gain (loss) on investments	(257)	(110)	(107)	(363)	(156)
Net increase (decrease) in net assets resulting from operations	$ (204)	$ (84)	$ (75)	$ (312)	$ (131)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 33	$ 80	$ 14	$ 20	$ 12
Expenses:					
Mortality and expense risks and other charges	15	52	10	13	9
Total expenses	15	52	10	13	9
Net investment income (loss)	18	28	4	7	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	143	2	(6)	121	5
Capital gains distributions	270	582	119	220	80
Total realized gain (loss) on investments and capital gains distributions	413	584	113	341	85
Net unrealized appreciation (depreciation) of investments	(483)	(928)	(152)	(399)	(139)
Net realized and unrealized gain (loss) on investments	(70)	(344)	(39)	(58)	(54)
Net increase (decrease) in net assets resulting from operations	$ (52)	$ (316)	$ (35)	$ (51)	$ (51)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 7	$ 3	$ 21	$ 4	$ 4
Expenses:					
Mortality and expense risks and other charges	6	2	21	7	5
Total expenses	6	2	21	7	5
Net investment income (loss)	1	1	—	(3)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(18)	28	(103)	10	(19)
Capital gains distributions	59	32	59	13	15
Total realized gain (loss) on investments and capital gains distributions	41	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(66)	(77)	(49)	(31)	(25)
Net realized and unrealized gain (loss) on investments	(25)	(17)	(93)	(8)	(29)
Net increase (decrease) in net assets resulting from operations	$ (24)	$ (16)	$ (93)	$ (11)	$ (30)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 29	$ 143	$ 2,621	$ 295	$ 14
Expenses:					
Mortality and expense risks and other charges	2	9	337	31	2
Total expenses	2	9	337	31	2
Net investment income (loss)	27	134	2,284	264	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	19	(278)	(748)	(297)	7
Capital gains distributions	85	334	6,842	820	50
Total realized gain (loss) on investments and capital gains distributions	104	56	6,094	523	57
Net unrealized appreciation (depreciation) of investments	(115)	(136)	(7,397)	(671)	(71)
Net realized and unrealized gain (loss) on investments	(11)	(80)	(1,303)	(148)	(14)
Net increase (decrease) in net assets resulting from operations	$ 16	$ 54	$ 981	$ 116	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 83	$ 4,464	$ 415	$ 5	$ 112
Expenses:					
Mortality and expense risks and other charges	13	1,157	89	1	21
Total expenses	13	1,157	89	1	21
Net investment income (loss)	70	3,307	326	4	91
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(76)	5,642	533	3	1
Capital gains distributions	244	14,206	1,414	19	380
Total realized gain (loss) on investments and capital gains distributions	168	19,848	1,947	22	381
Net unrealized appreciation (depreciation) of investments	(289)	(24,431)	(2,361)	(26)	(526)
Net realized and unrealized gain (loss) on investments	(121)	(4,583)	(414)	(4)	(145)
Net increase (decrease) in net assets resulting from operations	$ (51)	$ (1,276)	$ (88)	$ —	$ (54)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 4,398	$ 382	$ 2	$ 52	$ 3,040
Expenses:					
Mortality and expense risks and other charges	1,085	90	—	10	778
Total expenses	1,085	90	—	10	778
Net investment income (loss)	3,313	292	2	42	2,262
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,332	423	5	(39)	4,977
Capital gains distributions	16,082	1,521	12	231	14,627
Total realized gain (loss) on investments and capital gains distributions	21,414	1,944	17	192	19,604
Net unrealized appreciation (depreciation) of investments	(26,629)	(2,376)	(19)	(245)	(23,651)
Net realized and unrealized gain (loss) on investments	(5,215)	(432)	(2)	(53)	(4,047)
Net increase (decrease) in net assets resulting from operations	$ (1,902)	$ (140)	$ —	$ (11)	$ (1,785)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 221	$ 23	$ 328	$ 24	$ 132
Expenses:					
Mortality and expense risks and other charges	52	7	102	6	45
Total expenses	52	7	102	6	45
Net investment income (loss)	169	16	226	18	87
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	253	(22)	196	20	71
Capital gains distributions	1,158	80	1,214	95	364
Total realized gain (loss) on investments and capital gains distributions	1,411	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(1,696)	(85)	(1,937)	(154)	(595)
Net realized and unrealized gain (loss) on investments	(285)	(27)	(527)	(39)	(160)
Net increase (decrease) in net assets resulting from operations	$ (116)	$ (11)	$ (301)	$ (21)	$ (73)

The accompanying notes are an integral part of these financial statements.
118

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 113	$ 497	$ 28	$ 156
Expenses:					
Mortality and expense risks and other					
charges	2	22	308	22	57
Total expenses	2	22	308	22	57
Net investment income (loss)	3	91	189	6	99
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1)	9	230	22	67
Capital gains distributions	7	133	644	38	327
Total realized gain (loss) on investments					
and capital gains distributions	6	142	874	60	394
Net unrealized appreciation					
(depreciation) of investments	(25)	(302)	(2,374)	(194)	(573)
Net realized and unrealized gain (loss)					
on investments	(19)	(160)	(1,500)	(134)	(179)
Net increase (decrease) in net assets					
resulting from operations	$ (16)	$ (69)	$ (1,311)	$ (128)	$ (80)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 352	$ 833	$ —	$ 388
Expenses:					
Mortality and expense risks and other charges	—	89	412	1	1,407
Total expenses	—	89	412	1	1,407
Net investment income (loss)	2	263	421	(1)	(1,019)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	421	2,688	31	10,285
Capital gains distributions	26	3,572	10,128	31	12,217
Total realized gain (loss) on investments and capital gains distributions	25	3,993	12,816	62	22,502
Net unrealized appreciation (depreciation) of investments	(30)	(4,659)	(14,488)	(81)	(30,374)
Net realized and unrealized gain (loss) on investments	(5)	(666)	(1,672)	(19)	(7,872)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (403)	$ (1,251)	$ (20)	$ (8,891)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 127	$ 1	$ 19	$ 46	$ 10
Expenses:					
Mortality and expense risks and other charges	146	1	50	16	2
Total expenses	146	1	50	16	2
Net investment income (loss)	(19)	—	(31)	30	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	942	2	300	244	20
Capital gains distributions	1,673	—	—	210	—
Total realized gain (loss) on investments and capital gains distributions	2,615	2	300	454	20
Net unrealized appreciation (depreciation) of investments	(2,308)	(10)	(540)	(549)	(62)
Net realized and unrealized gain (loss) on investments	307	(8)	(240)	(95)	(42)
Net increase (decrease) in net assets resulting from operations	$ 288	$ (8)	$ (271)	$ (65)	$ (34)

The accompanying notes are an integral part of these financial statements.

(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,571	$ 29	$ 7,352	$ 35	$ 1
Expenses:					
Mortality and expense risks and other charges	687	6	3,274	14	1
Total expenses	687	6	3,274	14	1
Net investment income (loss)	884	23	4,078	21	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,233	48	7,913	(195)	53
Capital gains distributions	—	129	25,763	201	56
Total realized gain (loss) on investments and capital gains distributions	2,233	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(7,841)	(247)	(47,533)	(111)	(122)
Net realized and unrealized gain (loss) on investments	(5,608)	(70)	(13,857)	(105)	(13)
Net increase (decrease) in net assets resulting from operations	$ (4,724)	$ (47)	$ (9,779)	$ (84)	$ (13)

The accompanying notes are an integral part of these financial statements.
122

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 65	$ 399	$ 6	$ 8,505	$ 15
Expenses:					
Mortality and expense risks and other charges	62	621	2	5,989	12
Total expenses	62	621	2	5,989	12
Net investment income (loss)	3	(222)	4	2,516	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	167	3,116	29	18,144	74
Capital gains distributions	1,019	9,283	45	44,066	93
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210	167
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)	(144)
Net realized and unrealized gain (loss) on investments	(277)	(2,301)	15	15,817	23
Net increase (decrease) in net assets resulting from operations	$ (274)	$ (2,523)	$ 19	$ 18,333	$ 26

The accompanying notes are an integral part of these financial statements.
123

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2,018	$ 38	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	336	4	1	4,255	8
Total expenses	336	4	1	4,255	8
Net investment income (loss)	1,682	34	(1)	(4,255)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	485	12	16	11,531	75
Capital gains distributions	—	—	64	61,053	153
Total realized gain (loss) on investments and capital gains distributions	485	12	80	72,584	228
Net unrealized appreciation (depreciation) of investments	(3,974)	(91)	(74)	(63,982)	(201)
Net realized and unrealized gain (loss) on investments	(3,489)	(79)	6	8,602	27
Net increase (decrease) in net assets resulting from operations	$ (1,807)	$ (45)	$ 5	$ 4,347	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ 14	$ 3,811
Expenses:					
Mortality and expense risks and other charges	5	3,242	25	1	986
Total expenses	5	3,242	25	1	986
Net investment income (loss)	(5)	(3,242)	(25)	13	2,825
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	151	11,431	544	—	(851)
Capital gains distributions	230	51,579	609	—	—
Total realized gain (loss) on investments and capital gains distributions	381	63,010	1,153	—	(851)
Net unrealized appreciation (depreciation) of investments	(234)	(26,952)	(711)	(28)	(5,844)
Net realized and unrealized gain (loss) on investments	147	36,058	442	(28)	(6,695)
Net increase (decrease) in net assets resulting from operations	$ 142	$ 32,816	$ 417	$ (15)	$ (3,870)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Core Equity Research Fund - Class A	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 12	$ —	$ 25	$ 1,183	$ 1,946
Expenses:					
Mortality and expense risks and other charges	1	—	4	354	727
Total expenses	1	—	4	354	727
Net investment income (loss)	11	—	21	829	1,219
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17	8	(3)	2,097	(1,027)
Capital gains distributions	—	20	—	—	—
Total realized gain (loss) on investments and capital gains distributions	17	28	(3)	2,097	(1,027)
Net unrealized appreciation (depreciation) of investments	(43)	(26)	(33)	(3,341)	(1,708)
Net realized and unrealized gain (loss) on investments	(26)	2	(36)	(1,244)	(2,735)
Net increase (decrease) in net assets resulting from operations	$ (15)	$ 2	$ (15)	$ (415)	$ (1,516)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Value Advantage Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,924	$ 23	$ 25,529	$ 5	$ 667
Expenses:					
Mortality and expense risks and other charges	627	5	14,416	3	758
Total expenses	627	5	14,416	3	758
Net investment income (loss)	1,297	18	11,113	2	(91)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	502	40	37,636	12	(129)
Capital gains distributions	—	69	58,686	14	—
Total realized gain (loss) on investments and capital gains distributions	502	109	96,322	26	(129)
Net unrealized appreciation (depreciation) of investments	(2,691)	(163)	(138,230)	(38)	(6,145)
Net realized and unrealized gain (loss) on investments	(2,189)	(54)	(41,908)	(12)	(6,274)
Net increase (decrease) in net assets resulting from operations	$ (892)	$ (36)	$ (30,795)	$ (10)	$ (6,365)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 69	$ 5,457	$ 4	$ 3,283	$ 2
Expenses:					
Mortality and expense risks and other charges	130	3,423	1	3,244	1
Total expenses	130	3,423	1	3,244	1
Net investment income (loss)	(61)	2,034	3	39	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(59)	13,323	49	6,597	24
Capital gains distributions	—	—	—	48,820	49
Total realized gain (loss) on investments and capital gains distributions	(59)	13,323	49	55,417	73
Net unrealized appreciation (depreciation) of investments	(768)	(15,795)	(50)	(64,084)	(81)
Net realized and unrealized gain (loss) on investments	(827)	(2,472)	(1)	(8,667)	(8)
Net increase (decrease) in net assets resulting from operations	$ (888)	$ (438)	$ 2	$ (8,628)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,297	$ 2	$ 943	$ —	$ 260
Expenses:					
Mortality and expense risks and other charges	1,391	1	292	—	228
Total expenses	1,391	1	292	—	228
Net investment income (loss)	(94)	1	651	—	32
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,979	8	865	—	1,292
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,979	8	865	—	1,292
Net unrealized appreciation (depreciation) of investments	(9,642)	(19)	(2,367)	—	8
Net realized and unrealized gain (loss) on investments	(5,663)	(11)	(1,502)	—	1,300
Net increase (decrease) in net assets resulting from operations	$ (5,757)	$ (10)	$ (851)	$ —	$ 1,332

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 10	$ 926	$ 6	$ 7	$ 130
Expenses:					
Mortality and expense risks and other charges	4	490	4	5	88
Total expenses	4	490	4	5	88
Net investment income (loss)	6	436	2	2	42
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	23	2,482	13	34	457
Capital gains distributions	—	—	—	5	118
Total realized gain (loss) on investments and capital gains distributions	23	2,482	13	39	575
Net unrealized appreciation (depreciation) of investments	44	(2,184)	(11)	(58)	(1,037)
Net realized and unrealized gain (loss) on investments	67	298	2	(19)	(462)
Net increase (decrease) in net assets resulting from operations	$ 73	$ 734	$ 4	$ (17)	$ (420)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 76	$ 902	$ 340	$ 734	$ 1
Expenses:					
Mortality and expense risks and other charges	104	501	278	1,408	1
Total expenses	104	501	278	1,408	1
Net investment income (loss)	(28)	401	62	(674)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	923	1,225	494	1,534	1
Capital gains distributions	—	5,568	2,742	21,200	45
Total realized gain (loss) on investments and capital gains distributions	923	6,793	3,236	22,734	46
Net unrealized appreciation (depreciation) of investments	(1,158)	(10,211)	(5,225)	(24,326)	(50)
Net realized and unrealized gain (loss) on investments	(235)	(3,418)	(1,989)	(1,592)	(4)
Net increase (decrease) in net assets resulting from operations	$ (263)	$ (3,017)	$ (1,927)	$ (2,266)	$ (4)

The accompanying notes are an integral part of these financial statements.
131

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 293	$ 235	$ 1	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	109	68	—	1,205	8
Total expenses	109	68	—	1,205	8
Net investment income (loss)	184	167	1	(1,205)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(68)	4,251	20	2,102	51
Capital gains distributions	26	—	—	19,188	186
Total realized gain (loss) on investments and capital gains distributions	(42)	4,251	20	21,290	237
Net unrealized appreciation (depreciation) of investments	(229)	(2,734)	(16)	(20,540)	(236)
Net realized and unrealized gain (loss) on investments	(271)	1,517	4	750	1
Net increase (decrease) in net assets resulting from operations	$ (87)	$ 1,684	$ 5	$ (455)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 678	$ 8	$ —
Expenses:					
Mortality and expense risks and other charges	437	—	370	601	506
Total expenses	437	—	370	601	506
Net investment income (loss)	(437)	—	308	(593)	(506)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,208	10	(1,173)	4,423	1,229
Capital gains distributions	4,785	14	4,049	19,814	11,268
Total realized gain (loss) on investments and capital gains distributions	5,993	24	2,876	24,237	12,497
Net unrealized appreciation (depreciation) of investments	(6,776)	(25)	(3,521)	(23,911)	(12,873)
Net realized and unrealized gain (loss) on investments	(783)	(1)	(645)	326	(376)
Net increase (decrease) in net assets resulting from operations	$ (1,220)	$ (1)	$ (337)	$ (267)	$ (882)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)				
Investment income:				
Dividends	$ 69	$ 2,542	$ —	$ 767
Expenses:				
Mortality and expense risks and other				
charges	21	1,340	1	1,277
Total expenses	21	1,340	1	1,277
Net investment income (loss)	48	1,202	(1)	(510)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	879	1,593	(3)	213
Capital gains distributions	151	5,060	28	1,646
Total realized gain (loss) on investments				
and capital gains distributions	1,030	6,653	25	1,859
Net unrealized appreciation				
(depreciation) of investments	(1,118)	(9,504)	(36)	(7,715)
Net realized and unrealized gain (loss)				
on investments	(88)	(2,851)	(11)	(5,856)
Net increase (decrease) in net assets				
resulting from operations	$ (40)	$ (1,649)	$ (12)	$ (6,366)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2014	$ 183	$ 674	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	—
Total realized gain (loss) on investments and capital gains distributions	14	158	—	—
Net unrealized appreciation (depreciation) of investments	1	(115)	—	—
Net increase (decrease) in net assets resulting from operations	15	44	—	—
Changes from principal transactions:				
Total unit transactions	3	(275)	—	32
Increase (decrease) in net assets derived from principal transactions	3	(275)	—	32
Total increase (decrease) in net assets	18	(231)	—	32
Net assets at December 31, 2014	201	443	—	32
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	11	2
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)
Net increase (decrease) in net assets resulting from operations	(1)	1	(119)	(1)
Changes from principal transactions:				
Total unit transactions	(31)	40	2,171	16
Increase (decrease) in net assets derived from principal transactions	(31)	40	2,171	16
Total increase (decrease) in net assets	(32)	41	2,052	15
Net assets at December 31, 2015	$ 169	$ 484	$ 2,052	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2014	$ 4,574	$ 38	$ 217	$ 63
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(45)	(1)	4	—
Total realized gain (loss) on investments and capital gains distributions	618	16	17	9
Net unrealized appreciation (depreciation) of investments	(419)	(9)	(27)	(4)
Net increase (decrease) in net assets resulting from operations	154	6	(6)	5
Changes from principal transactions:				
Total unit transactions	(671)	46	197	(17)
Increase (decrease) in net assets derived from principal transactions	(671)	46	197	(17)
Total increase (decrease) in net assets	(517)	52	191	(12)
Net assets at December 31, 2014	4,057	90	408	51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	(1)	3	—
Total realized gain (loss) on investments and capital gains distributions	221	10	4	(3)
Net unrealized appreciation (depreciation) of investments	(381)	(12)	(22)	(2)
Net increase (decrease) in net assets resulting from operations	(198)	(3)	(15)	(5)
Changes from principal transactions:				
Total unit transactions	(250)	(12)	60	(35)
Increase (decrease) in net assets derived from principal transactions	(250)	(12)	60	(35)
Total increase (decrease) in net assets	(448)	(15)	45	(40)
Net assets at December 31, 2015	$ 3,609	$ 75	$ 453	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2014	$ 356	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	(1)	—
Total realized gain (loss) on investments and capital gains distributions	83	—	18	—
Net unrealized appreciation (depreciation) of investments	(15)	(1)	(14)	—
Net increase (decrease) in net assets resulting from operations	65	—	3	—
Changes from principal transactions:				
Total unit transactions	21	35	228	—
Increase (decrease) in net assets derived from principal transactions	21	35	228	—
Total increase (decrease) in net assets	86	35	231	—
Net assets at December 31, 2014	442	35	231	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	5	(7)	—
Total realized gain (loss) on investments and capital gains distributions	83	(2)	45	—
Net unrealized appreciation (depreciation) of investments	(85)	(11)	(135)	(2)
Net increase (decrease) in net assets resulting from operations	(6)	(8)	(97)	(2)
Changes from principal transactions:				
Total unit transactions	(178)	126	696	11
Increase (decrease) in net assets derived from principal transactions	(178)	126	696	11
Total increase (decrease) in net assets	(184)	118	599	9
Net assets at December 31, 2015	$ 258	$ 153	$ 830	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A
Net assets at January 1, 2014	$ 318	$ 26,065	$ 40,151	$ 723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(268)	(77)	(4)
Total realized gain (loss) on investments and capital gains distributions	81	1,117	2,286	200
Net unrealized appreciation (depreciation) of investments	(55)	1,045	521	(67)
Net increase (decrease) in net assets resulting from operations	23	1,894	2,730	129
Changes from principal transactions:				
Total unit transactions	82	(787)	(3,249)	483
Increase (decrease) in net assets derived from principal transactions	82	(787)	(3,249)	483
Total increase (decrease) in net assets	105	1,107	(519)	612
Net assets at December 31, 2014	423	27,172	39,632	1,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(277)	25	(7)
Total realized gain (loss) on investments and capital gains distributions	41	1,355	5,500	263
Net unrealized appreciation (depreciation) of investments	(72)	(57)	(7,990)	(166)
Net increase (decrease) in net assets resulting from operations	(34)	1,021	(2,465)	90
Changes from principal transactions:				
Total unit transactions	(84)	(2,060)	(3,845)	(200)
Increase (decrease) in net assets derived from principal transactions	(84)	(2,060)	(3,845)	(200)
Total increase (decrease) in net assets	(118)	(1,039)	(6,310)	(110)
Net assets at December 31, 2015	$ 305	$ 26,133	$ 33,322	$ 1,225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2014	$ 4,212	$ 246	$ 25	$ 584
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	3	1	9
Total realized gain (loss) on investments and capital gains distributions	614	7	—	144
Net unrealized appreciation (depreciation) of investments	(439)	12	2	(148)
Net increase (decrease) in net assets resulting from operations	134	22	3	5
Changes from principal transactions:				
Total unit transactions	(571)	(7)	(1)	(41)
Increase (decrease) in net assets derived from principal transactions	(571)	(7)	(1)	(41)
Total increase (decrease) in net assets	(437)	15	2	(36)
Net assets at December 31, 2014	3,775	261	27	548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	4	1	5
Total realized gain (loss) on investments and capital gains distributions	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(138)	(33)	(2)	(122)
Net increase (decrease) in net assets resulting from operations	52	(26)	(1)	(50)
Changes from principal transactions:				
Total unit transactions	(119)	12	—	37
Increase (decrease) in net assets derived from principal transactions	(119)	12	—	37
Total increase (decrease) in net assets	(67)	(14)	(1)	(13)
Net assets at December 31, 2015	$ 3,708	$ 247	$ 26	$ 535

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2014	$ 39,761	$ 72,426	$ 7,353	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(241)	425	48	—
Total realized gain (loss) on investments and capital gains distributions	4,825	4,884	1,036	4
Net unrealized appreciation (depreciation) of investments	215	510	(523)	(1)
Net increase (decrease) in net assets resulting from operations	4,799	5,819	561	3
Changes from principal transactions:				
Total unit transactions	(2,098)	(3,433)	(597)	61
Increase (decrease) in net assets derived from principal transactions	(2,098)	(3,433)	(597)	61
Total increase (decrease) in net assets	2,701	2,386	(36)	64
Net assets at December 31, 2014	42,462	74,812	7,317	64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(221)	304	47	—
Total realized gain (loss) on investments and capital gains distributions	5,002	7,968	1,354	6
Net unrealized appreciation (depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)
Net increase (decrease) in net assets resulting from operations	(550)	(2,892)	89	(8)
Changes from principal transactions:				
Total unit transactions	(4,189)	(7,179)	(2,303)	62
Increase (decrease) in net assets derived from principal transactions	(4,189)	(7,179)	(2,303)	62
Total increase (decrease) in net assets	(4,739)	(10,071)	(2,214)	54
Net assets at December 31, 2015	$ 37,723	$ 64,741	$ 5,103	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4
Net assets at January 1, 2014	$ 32,860	$ 9,649	$ 1,936	$ 51,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	128	68	5	110
Total realized gain (loss) on investments and capital gains distributions	(698)	859	319	6,922
Net unrealized appreciation (depreciation) of investments	1,104	146	(166)	(2,028)
Net increase (decrease) in net assets resulting from operations	534	1,073	158	5,004
Changes from principal transactions:				
Total unit transactions	(4,371)	184	76	11,192
Increase (decrease) in net assets derived from principal transactions	(4,371)	184	76	11,192
Total increase (decrease) in net assets	(3,837)	1,257	234	16,196
Net assets at December 31, 2014	29,023	10,906	2,170	67,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	73	8	403
Total realized gain (loss) on investments and capital gains distributions	(767)	1,466	381	6,103
Net unrealized appreciation (depreciation) of investments	(19)	(2,319)	(331)	(4,824)
Net increase (decrease) in net assets resulting from operations	(823)	(780)	58	1,682
Changes from principal transactions:				
Total unit transactions	(3,864)	(728)	(854)	3,098
Increase (decrease) in net assets derived from principal transactions	(3,864)	(728)	(854)	3,098
Total increase (decrease) in net assets	(4,687)	(1,508)	(796)	4,780
Net assets at December 31, 2015	$ 24,336	$ 9,398	$ 1,374	$ 72,172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares
Net assets at January 1, 2014	$ 888	$ 740	$ 10,567	$ 10,284
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(1)	(44)	(28)
Total realized gain (loss) on investments and capital gains distributions	87	168	2,427	399
Net unrealized appreciation (depreciation) of investments	73	(103)	(1,387)	(611)
Net increase (decrease) in net assets resulting from operations	185	64	996	(240)
Changes from principal transactions:				
Total unit transactions	1,081	(107)	349	3,048
Increase (decrease) in net assets derived from principal transactions	1,081	(107)	349	3,048
Total increase (decrease) in net assets	1,266	(43)	1,345	2,808
Net assets at December 31, 2014	2,154	697	11,912	13,092
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	1	(56)	(85)
Total realized gain (loss) on investments and capital gains distributions	152	91	2,275	419
Net unrealized appreciation (depreciation) of investments	(289)	(133)	(2,958)	(1,190)
Net increase (decrease) in net assets resulting from operations	(91)	(41)	(739)	(856)
Changes from principal transactions:				
Total unit transactions	1,093	(105)	476	2,322
Increase (decrease) in net assets derived from principal transactions	1,093	(105)	476	2,322
Total increase (decrease) in net assets	1,002	(146)	(263)	1,466
Net assets at December 31, 2015	$ 3,156	$ 551	$ 11,649	$ 14,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2014	$ 33,435	$ 1,434	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(334)	17	—	—
Total realized gain (loss) on investments and capital gains distributions	8,889	131	—	—
Net unrealized appreciation (depreciation) of investments	(5,131)	(21)	—	—
Net increase (decrease) in net assets resulting from operations	3,424	127	—	—
Changes from principal transactions:				
Total unit transactions	10,560	136	—	—
Increase (decrease) in net assets derived from principal transactions	10,560	136	—	—
Total increase (decrease) in net assets	13,984	263	—	—
Net assets at December 31, 2014	47,419	1,697	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(259)	16	2	99
Total realized gain (loss) on investments and capital gains distributions	2,894	335	16	1,156
Net unrealized appreciation (depreciation) of investments	(7,281)	(360)	(14)	(1,697)
Net increase (decrease) in net assets resulting from operations	(4,646)	(9)	4	(442)
Changes from principal transactions:				
Total unit transactions	(8,855)	(415)	167	12,939
Increase (decrease) in net assets derived from principal transactions	(8,855)	(415)	167	12,939
Total increase (decrease) in net assets	(13,501)	(424)	171	12,497
Net assets at December 31, 2015	$ 33,918	$ 1,273	$ 171	$ 12,497

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2014	$ —	$ 16,116	$ 9,244	$ 52,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(107)	105	253
Total realized gain (loss) on investments and capital gains distributions	2	3,462	54	4,303
Net unrealized appreciation (depreciation) of investments	(2)	(2,555)	241	(281)
Net increase (decrease) in net assets resulting from operations	—	800	400	4,275
Changes from principal transactions:				
Total unit transactions	21	(133)	(327)	(3,484)
Increase (decrease) in net assets derived from principal transactions	21	(133)	(327)	(3,484)
Total increase (decrease) in net assets	21	667	73	791
Net assets at December 31, 2014	21	16,783	9,317	53,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(56)	97	(502)
Total realized gain (loss) on investments and capital gains distributions	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(11)	(3,348)	(247)	(1,649)
Net increase (decrease) in net assets resulting from operations	(4)	(1,103)	(77)	(1,698)
Changes from principal transactions:				
Total unit transactions	49	(2,975)	853	(2,627)
Increase (decrease) in net assets derived from principal transactions	49	(2,975)	853	(2,627)
Total increase (decrease) in net assets	45	(4,078)	776	(4,325)
Net assets at December 31, 2015	$ 66	$ 12,705	$ 10,093	$ 49,166

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A
Net assets at January 1, 2014	$ —	$ 685	$ 2,434	$ 103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	11	69	(1)
Total realized gain (loss) on investments and capital gains distributions	—	12	281	18
Net unrealized appreciation (depreciation) of investments	—	—	626	(17)
Net increase (decrease) in net assets resulting from operations	—	23	976	—
Changes from principal transactions:				
Total unit transactions	—	67	3,268	(3)
Increase (decrease) in net assets derived from principal transactions	—	67	3,268	(3)
Total increase (decrease) in net assets	—	90	4,244	(3)
Net assets at December 31, 2014	—	775	6,678	100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	13	117	(1)
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)
Net increase (decrease) in net assets resulting from operations	(9)	(31)	116	—
Changes from principal transactions:				
Total unit transactions	339	106	1,182	(53)
Increase (decrease) in net assets derived from principal transactions	339	106	1,182	(53)
Total increase (decrease) in net assets	330	75	1,298	(53)
Net assets at December 31, 2015	$ 330	$ 850	$ 7,976	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2014	$ 54	$ 5,980	$ 2	$ 313
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(32)	—	—
Total realized gain (loss) on investments and capital gains distributions	9	1,832	—	82
Net unrealized appreciation (depreciation) of investments	(8)	(1,014)	—	(67)
Net increase (decrease) in net assets resulting from operations	—	786	—	15
Changes from principal transactions:				
Total unit transactions	4	3,650	—	(40)
Increase (decrease) in net assets derived from principal transactions	4	3,650	—	(40)
Total increase (decrease) in net assets	4	4,436	—	(25)
Net assets at December 31, 2014	58	10,416	2	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(55)	—	1
Total realized gain (loss) on investments and capital gains distributions	4	1,670	—	89
Net unrealized appreciation (depreciation) of investments	(4)	(2,162)	—	(101)
Net increase (decrease) in net assets resulting from operations	(1)	(547)	—	(11)
Changes from principal transactions:				
Total unit transactions	(50)	(1,359)	—	29
Increase (decrease) in net assets derived from principal transactions	(50)	(1,359)	—	29
Total increase (decrease) in net assets	(51)	(1,906)	—	18
Net assets at December 31, 2015	$ 7	$ 8,510	$ 2	$ 306

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2014	$ —	$ 1,887	$ —	$ 109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	86	—	(1)
Total realized gain (loss) on investments and capital gains distributions	—	2	—	38
Net unrealized appreciation (depreciation) of investments	—	13	—	(24)
Net increase (decrease) in net assets resulting from operations	—	101	—	13
Changes from principal transactions:				
Total unit transactions	—	2,474	—	570
Increase (decrease) in net assets derived from principal transactions	—	2,474	—	570
Total increase (decrease) in net assets	—	2,575	—	583
Net assets at December 31, 2014	—	4,462	—	692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	122	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	(27)	86	50
Net unrealized appreciation (depreciation) of investments	—	(196)	(68)	(125)
Net increase (decrease) in net assets resulting from operations	—	(101)	18	(78)
Changes from principal transactions:				
Total unit transactions	1	103	1,392	375
Increase (decrease) in net assets derived from principal transactions	1	103	1,392	375
Total increase (decrease) in net assets	1	2	1,410	297
Net assets at December 31, 2015	$ 1	$ 4,464	$ 1,410	$ 989

The accompanying notes are an integral part of these financial statements.

147

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2014	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	2	—	—	—
Net unrealized appreciation (depreciation) of investments	(1)	—	—	—
Net increase (decrease) in net assets resulting from operations	1	—	—	—
Changes from principal transactions:				
Total unit transactions	23	—	—	—
Increase (decrease) in net assets derived from principal transactions	23	—	—	—
Total increase (decrease) in net assets	24	—	—	—
Net assets at December 31, 2014	24	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	11
Total realized gain (loss) on investments and capital gains distributions	1	—	—	84
Net unrealized appreciation (depreciation) of investments	(2)	—	(7)	(188)
Net increase (decrease) in net assets resulting from operations	(1)	—	(6)	(93)
Changes from principal transactions:				
Total unit transactions	4	34	192	2,505
Increase (decrease) in net assets derived from principal transactions	4	34	192	2,505
Total increase (decrease) in net assets	3	34	186	2,412
Net assets at December 31, 2015	$ 27	$ 34	$ 186	$ 2,412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2014	$ 380	$ 128	$ 676	$ 131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	2	6	—
Total realized gain (loss) on investments and capital gains distributions	20	20	74	45
Net unrealized appreciation (depreciation) of investments	(28)	4	3	(33)
Net increase (decrease) in net assets resulting from operations	(3)	26	83	12
Changes from principal transactions:				
Total unit transactions	16	148	(13)	(50)
Increase (decrease) in net assets derived from principal transactions	16	148	(13)	(50)
Total increase (decrease) in net assets	13	174	70	(38)
Net assets at December 31, 2014	393	302	746	93
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	1	4	—
Total realized gain (loss) on investments and capital gains distributions	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(70)	(36)	(95)	(8)
Net increase (decrease) in net assets resulting from operations	(46)	(19)	—	(2)
Changes from principal transactions:				
Total unit transactions	(16)	45	37	(3)
Increase (decrease) in net assets derived from principal transactions	(16)	45	37	(3)
Total increase (decrease) in net assets	(62)	26	37	(5)
Net assets at December 31, 2015	$ 331	$ 328	$ 783	$ 88

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2014	$ 8,662	$ 314,660	$ 729	$ 306,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	1,386	(9)	5,435
Total realized gain (loss) on investments and capital gains distributions	650	970	187	4,145
Net unrealized appreciation (depreciation) of investments	(926)	(13,038)	(72)	12,997
Net increase (decrease) in net assets resulting from operations	(243)	(10,682)	106	22,577
Changes from principal transactions:				
Total unit transactions	(1,319)	(8,450)	99	(27,320)
Increase (decrease) in net assets derived from principal transactions	(1,319)	(8,450)	99	(27,320)
Total increase (decrease) in net assets	(1,562)	(19,132)	205	(4,743)
Net assets at December 31, 2014	7,100	295,528	934	301,864
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2,295	(7)	5,779
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)
Net increase (decrease) in net assets resulting from operations	(83)	(4,976)	12	(13,503)
Changes from principal transactions:				
Total unit transactions	(744)	(8,643)	234	(34,475)
Increase (decrease) in net assets derived from principal transactions	(744)	(8,643)	234	(34,475)
Total increase (decrease) in net assets	(827)	(13,619)	246	(47,978)
Net assets at December 31, 2015	$ 6,273	$ 281,909	$ 1,180	$ 253,886

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2014	$ 275,001	$ 11,354	$ 36,312	$ 1,320,713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,239)	575	107	665
Total realized gain (loss) on investments and capital gains distributions	9,482	101	(700)	56,881
Net unrealized appreciation (depreciation) of investments	20,363	(692)	(2,504)	82,142
Net increase (decrease) in net assets resulting from operations	27,606	(16)	(3,097)	139,688
Changes from principal transactions:				
Total unit transactions	(10,109)	813	(3,332)	(80,851)
Increase (decrease) in net assets derived from principal transactions	(10,109)	813	(3,332)	(80,851)
Total increase (decrease) in net assets	17,497	797	(6,429)	58,837
Net assets at December 31, 2014	292,498	12,151	29,883	1,379,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,084)	610	127	1,231
Total realized gain (loss) on investments and capital gains distributions	24,951	(12)	(206)	149,895
Net unrealized appreciation (depreciation) of investments	(5,243)	(1,118)	791	(151,601)
Net increase (decrease) in net assets resulting from operations	17,624	(520)	712	(475)
Changes from principal transactions:				
Total unit transactions	(22,700)	(1,190)	(330)	(149,550)
Increase (decrease) in net assets derived from principal transactions	(22,700)	(1,190)	(330)	(149,550)
Total increase (decrease) in net assets	(5,076)	(1,710)	382	(150,025)
Net assets at December 31, 2015	$ 287,422	$ 10,441	$ 30,265	$ 1,229,525

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R
Net assets at January 1, 2014	$ 153,676	$ 27,855	$ 23,250	$ 2,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	837	74	75	34
Total realized gain (loss) on investments and capital gains distributions	4,424	1,808	1,359	221
Net unrealized appreciation (depreciation) of investments	13,593	(162)	(368)	(144)
Net increase (decrease) in net assets resulting from operations	18,854	1,720	1,066	111
Changes from principal transactions:				
Total unit transactions	3,561	(111)	(1,655)	(128)
Increase (decrease) in net assets derived from principal transactions	3,561	(111)	(1,655)	(128)
Total increase (decrease) in net assets	22,415	1,609	(589)	(17)
Net assets at December 31, 2014	176,091	29,464	22,661	2,593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,510	—	101	12
Total realized gain (loss) on investments and capital gains distributions	5,449	7,244	1,669	263
Net unrealized appreciation (depreciation) of investments	(6,756)	(5,517)	(1,966)	(366)
Net increase (decrease) in net assets resulting from operations	203	1,727	(196)	(91)
Changes from principal transactions:				
Total unit transactions	632	(31,188)	(1,089)	(873)
Increase (decrease) in net assets derived from principal transactions	632	(31,188)	(1,089)	(873)
Total increase (decrease) in net assets	835	(29,461)	(1,285)	(964)
Net assets at December 31, 2015	$ 176,926	$ 3	$ 21,376	$ 1,629

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2014	$ —	$ —	$ 759	$ 144,001
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(3)	(405)
Total realized gain (loss) on investments and capital gains distributions	4	—	160	15,126
Net unrealized appreciation (depreciation) of investments	4	(1)	(136)	(15,311)
Net increase (decrease) in net assets resulting from operations	8	(1)	21	(590)
Changes from principal transactions:				
Total unit transactions	89	4	(474)	(11,303)
Increase (decrease) in net assets derived from principal transactions	89	4	(474)	(11,303)
Total increase (decrease) in net assets	97	3	(453)	(11,893)
Net assets at December 31, 2014	97	3	306	132,108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	(3)	(327)
Total realized gain (loss) on investments and capital gains distributions	35	—	29	27,387
Net unrealized appreciation (depreciation) of investments	(32)	(2)	(34)	(36,873)
Net increase (decrease) in net assets resulting from operations	—	(2)	(8)	(9,813)
Changes from principal transactions:				
Total unit transactions	207	4	(11)	(18,931)
Increase (decrease) in net assets derived from principal transactions	207	4	(11)	(18,931)
Total increase (decrease) in net assets	207	2	(19)	(28,744)
Net assets at December 31, 2015	$ 304	$ 5	$ 287	$ 103,364

The accompanying notes are an integral part of these financial statements.

153

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net assets at January 1, 2014	$ —	$ 15,914	$ 363,914	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(88)	(2,242)	—
Total realized gain (loss) on investments and capital gains distributions	1	2,781	40,146	—
Net unrealized appreciation (depreciation) of investments	—	(1,397)	(8,466)	—
Net increase (decrease) in net assets resulting from operations	1	1,296	29,438	—
Changes from principal transactions:				
Total unit transactions	2	(490)	(13,292)	—
Increase (decrease) in net assets derived from principal transactions	2	(490)	(13,292)	—
Total increase (decrease) in net assets	3	806	16,146	—
Net assets at December 31, 2014	3	16,720	380,060	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(54)	(1,476)	—
Total realized gain (loss) on investments and capital gains distributions	1	3,220	37,477	—
Net unrealized appreciation (depreciation) of investments	(1)	(2,417)	(19,558)	—
Net increase (decrease) in net assets resulting from operations	—	749	16,443	—
Changes from principal transactions:				
Total unit transactions	6	(3,724)	(26,352)	—
Increase (decrease) in net assets derived from principal transactions	6	(3,724)	(26,352)	—
Total increase (decrease) in net assets	6	(2,975)	(9,909)	—
Net assets at December 31, 2015	$ 9	$ 13,745	$ 370,151	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2014	$ 4	$ 2,392	$ —	$ 153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	56	—	1
Total realized gain (loss) on investments and capital gains distributions	—	182	—	9
Net unrealized appreciation (depreciation) of investments	—	(54)	—	1
Net increase (decrease) in net assets resulting from operations	—	184	—	11
Changes from principal transactions:				
Total unit transactions	1	46	31	(17)
Increase (decrease) in net assets derived from principal transactions	1	46	31	(17)
Total increase (decrease) in net assets	1	230	31	(6)
Net assets at December 31, 2014	5	2,622	31	147
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	51	(9)	1
Total realized gain (loss) on investments and capital gains distributions	—	271	14	10
Net unrealized appreciation (depreciation) of investments	(1)	(371)	(160)	(12)
Net increase (decrease) in net assets resulting from operations	(1)	(49)	(155)	(1)
Changes from principal transactions:				
Total unit transactions	1	(539)	1,993	(14)
Increase (decrease) in net assets derived from principal transactions	1	(539)	1,993	(14)
Total increase (decrease) in net assets	—	(588)	1,838	(15)
Net assets at December 31, 2015	$ 5	$ 2,034	$ 1,869	$ 132

The accompanying notes are an integral part of these financial statements.

155

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net assets at January 1, 2014	$ 326	$ 38	$ 161	$ 78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	56	—	27	9
Net unrealized appreciation (depreciation) of investments	(19)	—	(16)	1
Net increase (decrease) in net assets resulting from operations	34	1	11	9
Changes from principal transactions:				
Total unit transactions	(78)	1	(70)	(5)
Increase (decrease) in net assets derived from principal transactions	(78)	1	(70)	(5)
Total increase (decrease) in net assets	(44)	2	(59)	4
Net assets at December 31, 2014	282	40	102	82
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	—	—
Total realized gain (loss) on investments and capital gains distributions	57	—	13	16
Net unrealized appreciation (depreciation) of investments	(50)	(1)	(16)	(12)
Net increase (decrease) in net assets resulting from operations	6	—	(3)	4
Changes from principal transactions:				
Total unit transactions	(39)	(3)	(27)	(2)
Increase (decrease) in net assets derived from principal transactions	(39)	(3)	(27)	(2)
Total increase (decrease) in net assets	(33)	(3)	(30)	2
Net assets at December 31, 2015	$ 249	$ 37	$ 72	$ 84

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net assets at January 1, 2014	$ —	$ 242	$ —	$ 3,922
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	—	(19)
Total realized gain (loss) on investments and capital gains distributions	1	(4)	—	325
Net unrealized appreciation (depreciation) of investments	2	9	—	131
Net increase (decrease) in net assets resulting from operations	4	8	—	437
Changes from principal transactions:				
Total unit transactions	64	176	—	(175)
Increase (decrease) in net assets derived from principal transactions	64	176	—	(175)
Total increase (decrease) in net assets	68	184	—	262
Net assets at December 31, 2014	68	426	—	4,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	8	—	(43)
Total realized gain (loss) on investments and capital gains distributions	2	6	—	411
Net unrealized appreciation (depreciation) of investments	(8)	(16)	—	(661)
Net increase (decrease) in net assets resulting from operations	(5)	(2)	—	(293)
Changes from principal transactions:				
Total unit transactions	184	538	—	1,305
Increase (decrease) in net assets derived from principal transactions	184	538	—	1,305
Total increase (decrease) in net assets	179	536	—	1,012
Net assets at December 31, 2015	$ 247	$ 962	$ —	$ 5,196

The accompanying notes are an integral part of these financial statements.

157

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y
Net assets at January 1, 2014	$ —	$ 411	$ 15,591	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	(99)	2
Total realized gain (loss) on investments and capital gains distributions	2	107	2,999	(1)
Net unrealized appreciation (depreciation) of investments	1	(104)	(2,344)	(1)
Net increase (decrease) in net assets resulting from operations	3	—	556	—
Changes from principal transactions:				
Total unit transactions	93	(63)	(1,832)	373
Increase (decrease) in net assets derived from principal transactions	93	(63)	(1,832)	373
Total increase (decrease) in net assets	96	(63)	(1,276)	373
Net assets at December 31, 2014	96	348	14,315	373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(3)	(88)	5
Total realized gain (loss) on investments and capital gains distributions	14	32	1,637	(4)
Net unrealized appreciation (depreciation) of investments	(27)	(25)	(2,189)	(9)
Net increase (decrease) in net assets resulting from operations	(16)	4	(640)	(8)
Changes from principal transactions:				
Total unit transactions	276	23	(1,209)	844
Increase (decrease) in net assets derived from principal transactions	276	23	(1,209)	844
Total increase (decrease) in net assets	260	27	(1,849)	836
Net assets at December 31, 2015	$ 356	$ 375	$ 12,466	$ 1,209

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Net assets at January 1, 2014	$ —	$ 259	$ 46	$ 997
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	50	—	28
Net unrealized appreciation (depreciation) of investments	—	(43)	3	87
Net increase (decrease) in net assets resulting from operations	—	5	3	112
Changes from principal transactions:				
Total unit transactions	—	10	1,209	46
Increase (decrease) in net assets derived from principal transactions	—	10	1,209	46
Total increase (decrease) in net assets	—	15	1,212	158
Net assets at December 31, 2014	—	274	1,258	1,155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	1	—
Total realized gain (loss) on investments and capital gains distributions	2	25	11	145
Net unrealized appreciation (depreciation) of investments	(2)	(55)	(3)	(204)
Net increase (decrease) in net assets resulting from operations	—	(32)	9	(59)
Changes from principal transactions:				
Total unit transactions	10	35	(1,224)	(230)
Increase (decrease) in net assets derived from principal transactions	10	35	(1,224)	(230)
Total increase (decrease) in net assets	10	3	(1,215)	(289)
Net assets at December 31, 2015	$ 10	$ 277	$ 43	$ 866

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Net assets at January 1, 2014	$ 1,450	$ 264	$ 104,684	$ 637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	—	(535)	—
Total realized gain (loss) on investments and capital gains distributions	384	54	1,491	134
Net unrealized appreciation (depreciation) of investments	(367)	(38)	9,387	(134)
Net increase (decrease) in net assets resulting from operations	6	16	10,343	—
Changes from principal transactions:				
Total unit transactions	(202)	(15)	(10,441)	(635)
Increase (decrease) in net assets derived from principal transactions	(202)	(15)	(10,441)	(635)
Total increase (decrease) in net assets	(196)	1	(98)	(635)
Net assets at December 31, 2014	1,254	265	104,586	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	2	(384)	—
Total realized gain (loss) on investments and capital gains distributions	248	26	7,124	—
Net unrealized appreciation (depreciation) of investments	(263)	(40)	(11,274)	—
Net increase (decrease) in net assets resulting from operations	(25)	(12)	(4,534)	—
Changes from principal transactions:				
Total unit transactions	(51)	41	(8,477)	—
Increase (decrease) in net assets derived from principal transactions	(51)	41	(8,477)	—
Total increase (decrease) in net assets	(76)	29	(13,011)	—
Net assets at December 31, 2015	$ 1,178	$ 294	$ 91,575	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net assets at January 1, 2014	$ 660	$ —	$ 3,490	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	77	—
Total realized gain (loss) on investments and capital gains distributions	44	—	37	—
Net unrealized appreciation (depreciation) of investments	27	—	174	—
Net increase (decrease) in net assets resulting from operations	70	—	288	—
Changes from principal transactions:				
Total unit transactions	(8)	—	6,833	1
Increase (decrease) in net assets derived from principal transactions	(8)	—	6,833	1
Total increase (decrease) in net assets	62	—	7,121	1
Net assets at December 31, 2014	722	—	10,611	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	15	99	—
Total realized gain (loss) on investments and capital gains distributions	143	34	229	—
Net unrealized appreciation (depreciation) of investments	(155)	(54)	(496)	(2)
Net increase (decrease) in net assets resulting from operations	(11)	(5)	(168)	(2)
Changes from principal transactions:				
Total unit transactions	(592)	3,641	5,299	39
Increase (decrease) in net assets derived from principal transactions	(592)	3,641	5,299	39
Total increase (decrease) in net assets	(603)	3,636	5,131	37
Net assets at December 31, 2015	$ 119	$ 3,636	$ 15,742	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class
Net assets at January 1, 2014	$ —	$ 198	$ —	$ 14,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(5)
Total realized gain (loss) on investments and capital gains distributions	—	59	—	2,720
Net unrealized appreciation (depreciation) of investments	(1)	(44)	—	(1,516)
Net increase (decrease) in net assets resulting from operations	(1)	13	—	1,199
Changes from principal transactions:				
Total unit transactions	14	262	—	(2,299)
Increase (decrease) in net assets derived from principal transactions	14	262	—	(2,299)
Total increase (decrease) in net assets	13	275	—	(1,100)
Net assets at December 31, 2014	13	473	—	13,345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	3	(2)
Total realized gain (loss) on investments and capital gains distributions	1	50	18	1,329
Net unrealized appreciation (depreciation) of investments	(2)	(50)	(22)	(1,510)
Net increase (decrease) in net assets resulting from operations	(1)	(5)	(1)	(183)
Changes from principal transactions:				
Total unit transactions	78	41	386	(1,353)
Increase (decrease) in net assets derived from principal transactions	78	41	386	(1,353)
Total increase (decrease) in net assets	77	36	385	(1,536)
Net assets at December 31, 2015	$ 90	$ 509	$ 385	$ 11,809

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net assets at January 1, 2014	$ 2,417	$ 114,954	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(272)	—	16
Total realized gain (loss) on investments and capital gains distributions	339	8,102	1	72
Net unrealized appreciation (depreciation) of investments	(286)	(4,995)	(3)	(84)
Net increase (decrease) in net assets resulting from operations	48	2,835	(2)	4
Changes from principal transactions:				
Total unit transactions	(353)	4,062	29	1,193
Increase (decrease) in net assets derived from principal transactions	(353)	4,062	29	1,193
Total increase (decrease) in net assets	(305)	6,897	27	1,197
Net assets at December 31, 2014	2,112	121,851	27	1,197
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(207)	1	8
Total realized gain (loss) on investments and capital gains distributions	251	8,095	(1)	(61)
Net unrealized appreciation (depreciation) of investments	(155)	(2,512)	(9)	(36)
Net increase (decrease) in net assets resulting from operations	94	5,376	(9)	(89)
Changes from principal transactions:				
Total unit transactions	(135)	3,410	165	(79)
Increase (decrease) in net assets derived from principal transactions	(135)	3,410	165	(79)
Total increase (decrease) in net assets	(41)	8,786	156	(168)
Net assets at December 31, 2015	$ 2,071	$ 130,637	$ 183	$ 1,029

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net assets at January 1, 2014	$ —	$ 106	$ 280,181	$ 39,124
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(2,119)	62
Total realized gain (loss) on investments and capital gains distributions	—	20	20,835	1,162
Net unrealized appreciation (depreciation) of investments	1	(5)	(34,012)	(3,251)
Net increase (decrease) in net assets resulting from operations	2	14	(15,296)	(2,027)
Changes from principal transactions:				
Total unit transactions	202	(16)	(15,191)	1,614
Increase (decrease) in net assets derived from principal transactions	202	(16)	(15,191)	1,614
Total increase (decrease) in net assets	204	(2)	(30,487)	(413)
Net assets at December 31, 2014	204	104	249,694	38,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(1)	(1,510)	85
Total realized gain (loss) on investments and capital gains distributions	(18)	16	14,284	107
Net unrealized appreciation (depreciation) of investments	(48)	(12)	(48,643)	(5,820)
Net increase (decrease) in net assets resulting from operations	(36)	3	(35,869)	(5,628)
Changes from principal transactions:				
Total unit transactions	667	(22)	(16,411)	831
Increase (decrease) in net assets derived from principal transactions	667	(22)	(16,411)	831
Total increase (decrease) in net assets	631	(19)	(52,280)	(4,797)
Net assets at December 31, 2015	$ 835	$ 85	$ 197,414	$ 33,914

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net assets at January 1, 2014	$ 15	$ 141	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	—	—
Total realized gain (loss) on investments and capital gains distributions	(1)	(8)	—	—
Net unrealized appreciation (depreciation) of investments	(4)	6	—	—
Net increase (decrease) in net assets resulting from operations	(5)	1	—	—
Changes from principal transactions:				
Total unit transactions	11	(85)	10	12
Increase (decrease) in net assets derived from principal transactions	11	(85)	10	12
Total increase (decrease) in net assets	6	(84)	10	12
Net assets at December 31, 2014	21	57	10	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15
Net increase (decrease) in net assets resulting from operations	(7)	(3)	(3)	14
Changes from principal transactions:				
Total unit transactions	10	—	107	137
Increase (decrease) in net assets derived from principal transactions	10	—	107	137
Total increase (decrease) in net assets	3	(3)	104	151
Net assets at December 31, 2015	$ 24	$ 54	$ 114	$ 163

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2014	$ 46	$ 261	$ 99	$ 77
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	3	—
Total realized gain (loss) on investments and capital gains distributions	3	22	—	5
Net unrealized appreciation (depreciation) of investments	(14)	(19)	(2)	2
Net increase (decrease) in net assets resulting from operations	(12)	4	1	7
Changes from principal transactions:				
Total unit transactions	(19)	(43)	(2)	(10)
Increase (decrease) in net assets derived from principal transactions	(19)	(43)	(2)	(10)
Total increase (decrease) in net assets	(31)	(39)	(1)	(3)
Net assets at December 31, 2014	15	222	98	74
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	5	—
Total realized gain (loss) on investments and capital gains distributions	1	17	—	14
Net unrealized appreciation (depreciation) of investments	—	(11)	(8)	(12)
Net increase (decrease) in net assets resulting from operations	1	7	(3)	2
Changes from principal transactions:				
Total unit transactions	(1)	(4)	1	(10)
Increase (decrease) in net assets derived from principal transactions	(1)	(4)	1	(10)
Total increase (decrease) in net assets	—	3	(2)	(8)
Net assets at December 31, 2015	$ 15	$ 225	$ 96	$ 66

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund^{SM}	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax World Balanced Fund - Individual Investor Class
Net assets at January 1, 2014	$ 23,499	$ —	$ 7,389	$ 49,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	100	(72)
Total realized gain (loss) on investments and capital gains distributions	5,490	—	381	4,164
Net unrealized appreciation (depreciation) of investments	(2,793)	—	1,222	(949)
Net increase (decrease) in net assets resulting from operations	2,706	—	1,703	3,143
Changes from principal transactions:				
Total unit transactions	2,149	—	8,279	(7,639)
Increase (decrease) in net assets derived from principal transactions	2,149	—	8,279	(7,639)
Total increase (decrease) in net assets	4,855	—	9,982	(4,496)
Net assets at December 31, 2014	28,354	—	17,371	44,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	270	(79)
Total realized gain (loss) on investments and capital gains distributions	6,110	—	1,936	2,675
Net unrealized appreciation (depreciation) of investments	(7,906)	—	(2,502)	(3,229)
Net increase (decrease) in net assets resulting from operations	(1,787)	—	(296)	(633)
Changes from principal transactions:				
Total unit transactions	(1,217)	—	4,319	(3,897)
Increase (decrease) in net assets derived from principal transactions	(1,217)	—	4,319	(3,897)
Total increase (decrease) in net assets	(3,004)	—	4,023	(4,530)
Net assets at December 31, 2015	$ 25,350	$ —	$ 21,394	$ 40,388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Net assets at January 1, 2014	$ —	$ 148,758	$ 4,551	$ 1,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	829	134	73
Total realized gain (loss) on investments and capital gains distributions	—	(541)	799	117
Net unrealized appreciation (depreciation) of investments	(2)	3,343	(164)	(206)
Net increase (decrease) in net assets resulting from operations	(2)	3,631	769	(16)
Changes from principal transactions:				
Total unit transactions	16	(24,985)	3,118	73
Increase (decrease) in net assets derived from principal transactions	16	(24,985)	3,118	73
Total increase (decrease) in net assets	14	(21,354)	3,887	57
Net assets at December 31, 2014	14	127,404	8,438	2,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	3,483	112	79
Total realized gain (loss) on investments and capital gains distributions	(10)	(2,671)	896	22
Net unrealized appreciation (depreciation) of investments	(93)	(4,757)	(1,041)	(197)
Net increase (decrease) in net assets resulting from operations	(88)	(3,945)	(33)	(96)
Changes from principal transactions:				
Total unit transactions	606	(22,159)	1,901	(200)
Increase (decrease) in net assets derived from principal transactions	606	(22,159)	1,901	(200)
Total increase (decrease) in net assets	518	(26,104)	1,868	(296)
Net assets at December 31, 2015	$ 532	$ 101,300	$ 10,306	$ 1,727

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2014	$ 1,357	$ 12,937	$ —	$ 30,910
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	(24)	—	1,064
Total realized gain (loss) on investments and capital gains distributions	11	(84)	—	3,219
Net unrealized appreciation (depreciation) of investments	(3)	(1,498)	—	(4,183)
Net increase (decrease) in net assets resulting from operations	53	(1,606)	—	100
Changes from principal transactions:				
Total unit transactions	(56)	(960)	9	(7,740)
Increase (decrease) in net assets derived from principal transactions	(56)	(960)	9	(7,740)
Total increase (decrease) in net assets	(3)	(2,566)	9	(7,640)
Net assets at December 31, 2014	1,354	10,371	9	23,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	313	1	831
Total realized gain (loss) on investments and capital gains distributions	(28)	268	1	70
Net unrealized appreciation (depreciation) of investments	(36)	(2,162)	(2)	(1,853)
Net increase (decrease) in net assets resulting from operations	(24)	(1,581)	—	(952)
Changes from principal transactions:				
Total unit transactions	(141)	(1,191)	47	(3,483)
Increase (decrease) in net assets derived from principal transactions	(141)	(1,191)	47	(3,483)
Total increase (decrease) in net assets	(165)	(2,772)	47	(4,435)
Net assets at December 31, 2015	$ 1,189	$ 7,599	$ 56	$ 18,835

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class
Net assets at January 1, 2014	$ —	$ 9,524	$ 122	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	44	1	—
Total realized gain (loss) on investments and capital gains distributions	2	1,318	17	—
Net unrealized appreciation (depreciation) of investments	(2)	(305)	(8)	—
Net increase (decrease) in net assets resulting from operations	—	1,057	10	—
Changes from principal transactions:				
Total unit transactions	23	394	(18)	—
Increase (decrease) in net assets derived from principal transactions	23	394	(18)	—
Total increase (decrease) in net assets	23	1,451	(8)	—
Net assets at December 31, 2014	23	10,975	114	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	114	2	—
Total realized gain (loss) on investments and capital gains distributions	—	1,582	20	—
Net unrealized appreciation (depreciation) of investments	(7)	(2,004)	(24)	—
Net increase (decrease) in net assets resulting from operations	(6)	(308)	(2)	—
Changes from principal transactions:				
Total unit transactions	25	(692)	(11)	—
Increase (decrease) in net assets derived from principal transactions	25	(692)	(11)	—
Total increase (decrease) in net assets	19	(1,000)	(13)	—
Net assets at December 31, 2015	$ 42	$ 9,975	$ 101	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2014	$ —	$ 12,144	$ —	$ 928
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(122)	—	(1)
Total realized gain (loss) on investments and capital gains distributions	—	1,629	—	172
Net unrealized appreciation (depreciation) of investments	—	(1,432)	—	(84)
Net increase (decrease) in net assets resulting from operations	—	75	—	87
Changes from principal transactions:				
Total unit transactions	—	(378)	—	20
Increase (decrease) in net assets derived from principal transactions	—	(378)	—	20
Total increase (decrease) in net assets	—	(303)	—	107
Net assets at December 31, 2014	—	11,841	—	1,035
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(137)	1	1
Total realized gain (loss) on investments and capital gains distributions	18	1,259	150	156
Net unrealized appreciation (depreciation) of investments	(29)	(1,146)	(120)	(198)
Net increase (decrease) in net assets resulting from operations	(10)	(24)	31	(41)
Changes from principal transactions:				
Total unit transactions	447	2,886	3,953	(84)
Increase (decrease) in net assets derived from principal transactions	447	2,886	3,953	(84)
Total increase (decrease) in net assets	437	2,862	3,984	(125)
Net assets at December 31, 2015	$ 437	$ 14,703	$ 3,984	$ 910

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class
Net assets at January 1, 2014	$ 285	$ —	$ 1,820	$ 39,880
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	34	2,457
Total realized gain (loss) on investments and capital gains distributions	52	—	117	87
Net unrealized appreciation (depreciation) of investments	(15)	—	(357)	(2,001)
Net increase (decrease) in net assets resulting from operations	37	—	(206)	543
Changes from principal transactions:				
Total unit transactions	8	—	(12)	(2,335)
Increase (decrease) in net assets derived from principal transactions	8	—	(12)	(2,335)
Total increase (decrease) in net assets	45	—	(218)	(1,792)
Net assets at December 31, 2014	330	—	1,602	38,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	9	—	1,006
Total realized gain (loss) on investments and capital gains distributions	56	15	14	(736)
Net unrealized appreciation (depreciation) of investments	(70)	(37)	(27)	(1,886)
Net increase (decrease) in net assets resulting from operations	(13)	(13)	(13)	(1,616)
Changes from principal transactions:				
Total unit transactions	(63)	2,484	(1,090)	(4,465)
Increase (decrease) in net assets derived from principal transactions	(63)	2,484	(1,090)	(4,465)
Total increase (decrease) in net assets	(76)	2,471	(1,103)	(6,081)
Net assets at December 31, 2015	$ 254	$ 2,471	$ 499	$ 32,007

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class
Net assets at January 1, 2014	$ 200,725	$ —	$ 46	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10,282	—	—	—
Total realized gain (loss) on investments and capital gains distributions	4,700	—	4	—
Net unrealized appreciation (depreciation) of investments	(13,460)	—	(7)	—
Net increase (decrease) in net assets resulting from operations	1,522	—	(3)	—
Changes from principal transactions:				
Total unit transactions	(22,193)	4	2	—
Increase (decrease) in net assets derived from principal transactions	(22,193)	4	2	—
Total increase (decrease) in net assets	(20,671)	4	(1)	—
Net assets at December 31, 2014	180,054	4	45	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,373	—	—	16
Total realized gain (loss) on investments and capital gains distributions	(617)	1	8	91
Net unrealized appreciation (depreciation) of investments	(11,410)	(2)	(5)	(130)
Net increase (decrease) in net assets resulting from operations	(8,654)	(1)	3	(23)
Changes from principal transactions:				
Total unit transactions	(27,361)	16	3	1,609
Increase (decrease) in net assets derived from principal transactions	(27,361)	16	3	1,609
Total increase (decrease) in net assets	(36,015)	15	6	1,586
Net assets at December 31, 2015	$ 144,039	$ 19	$ 51	$ 1,586

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net assets at January 1, 2014	$ 6,749	$ 107	$ 245	$ 23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	1	4	—
Total realized gain (loss) on investments and capital gains distributions	(2,413)	5	25	4
Net unrealized appreciation (depreciation) of investments	735	3	(6)	(3)
Net increase (decrease) in net assets resulting from operations	(1,667)	9	23	1
Changes from principal transactions:				
Total unit transactions	4,013	—	(19)	—
Increase (decrease) in net assets derived from principal transactions	4,013	—	(19)	—
Total increase (decrease) in net assets	2,346	9	4	1
Net assets at December 31, 2014	9,095	116	249	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(81)	2	4	—
Total realized gain (loss) on investments and capital gains distributions	(1,122)	7	32	3
Net unrealized appreciation (depreciation) of investments	(1,097)	(13)	(36)	(4)
Net increase (decrease) in net assets resulting from operations	(2,300)	(4)	—	(1)
Changes from principal transactions:				
Total unit transactions	419	4	(12)	3
Increase (decrease) in net assets derived from principal transactions	419	4	(12)	3
Total increase (decrease) in net assets	(1,881)	—	(12)	2
Net assets at December 31, 2015	$ 7,214	$ 116	$ 237	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A
Net assets at January 1, 2014	$ —	$ 20	$ 317,105	$ 107
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1,725	(1)
Total realized gain (loss) on investments and capital gains distributions	—	2	4,635	17
Net unrealized appreciation (depreciation) of investments	—	(1)	9,094	(6)
Net increase (decrease) in net assets resulting from operations	—	1	15,454	10
Changes from principal transactions:				
Total unit transactions	6	4	(32,930)	(17)
Increase (decrease) in net assets derived from principal transactions	6	4	(32,930)	(17)
Total increase (decrease) in net assets	6	5	(17,476)	(7)
Net assets at December 31, 2014	6	25	299,629	100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	2,547	(1)
Total realized gain (loss) on investments and capital gains distributions	1	4	2,985	8
Net unrealized appreciation (depreciation) of investments	(3)	(3)	(13,339)	(2)
Net increase (decrease) in net assets resulting from operations	(2)	1	(7,807)	5
Changes from principal transactions:				
Total unit transactions	41	2	(32,675)	19
Increase (decrease) in net assets derived from principal transactions	41	2	(32,675)	19
Total increase (decrease) in net assets	39	3	(40,482)	24
Net assets at December 31, 2015	$ 45	$ 28	$ 259,147	$ 124

The accompanying notes are an integral part of these financial statements.

175

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A
Net assets at January 1, 2014	$ 6	$ 1,908	$ 3,821	$ 2,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	38	97	41
Total realized gain (loss) on investments and capital gains distributions	—	257	(32)	24
Net unrealized appreciation (depreciation) of investments	—	189	84	40
Net increase (decrease) in net assets resulting from operations	—	484	149	105
Changes from principal transactions:				
Total unit transactions	1	(367)	(486)	(337)
Increase (decrease) in net assets derived from principal transactions	1	(367)	(486)	(337)
Total increase (decrease) in net assets	1	117	(337)	(232)
Net assets at December 31, 2014	7	2,025	3,484	1,774
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	35	77	27
Total realized gain (loss) on investments and capital gains distributions	(8)	334	(32)	(6)
Net unrealized appreciation (depreciation) of investments	(7)	(342)	(16)	(23)
Net increase (decrease) in net assets resulting from operations	(14)	27	29	(2)
Changes from principal transactions:				
Total unit transactions	95	(646)	(261)	(377)
Increase (decrease) in net assets derived from principal transactions	95	(646)	(261)	(377)
Total increase (decrease) in net assets	81	(619)	(232)	(379)
Net assets at December 31, 2015	$ 88	$ 1,406	$ 3,252	$ 1,395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class
Net assets at January 1, 2014	$ 348,194	$ 993	$ —	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8,287	26	(3)	—
Total realized gain (loss) on investments and capital gains distributions	(239)	6	1	—
Net unrealized appreciation (depreciation) of investments	11,424	28	(5)	(4)
Net increase (decrease) in net assets resulting from operations	19,472	60	(7)	(4)
Changes from principal transactions:				
Total unit transactions	(16,538)	(72)	929	1
Increase (decrease) in net assets derived from principal transactions	(16,538)	(72)	929	1
Total increase (decrease) in net assets	2,934	(12)	922	(3)
Net assets at December 31, 2014	351,128	981	922	25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13,099	79	30	—
Total realized gain (loss) on investments and capital gains distributions	(858)	7	36	(7)
Net unrealized appreciation (depreciation) of investments	(13,900)	(93)	(169)	6
Net increase (decrease) in net assets resulting from operations	(1,659)	(7)	(103)	(1)
Changes from principal transactions:				
Total unit transactions	128,339	1,694	1,476	(24)
Increase (decrease) in net assets derived from principal transactions	128,339	1,694	1,476	(24)
Total increase (decrease) in net assets	126,680	1,687	1,373	(25)
Net assets at December 31, 2015	$ 477,808	$ 2,668	$ 2,295	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class
Net assets at January 1, 2014	$ 97,667	$ 46	$ 31,115	$ 27,339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	3	1,768	1,359
Total realized gain (loss) on investments and capital gains distributions	(820)	—	158	265
Net unrealized appreciation (depreciation) of investments	(11,579)	(2)	(1,715)	(1,510)
Net increase (decrease) in net assets resulting from operations	(12,401)	1	211	114
Changes from principal transactions:				
Total unit transactions	(3,264)	(3)	(49)	(2,829)
Increase (decrease) in net assets derived from principal transactions	(3,264)	(3)	(49)	(2,829)
Total increase (decrease) in net assets	(15,665)	(2)	162	(2,715)
Net assets at December 31, 2014	82,002	44	31,277	24,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,124	2	1,645	1,147
Total realized gain (loss) on investments and capital gains distributions	(3,988)	—	(332)	(321)
Net unrealized appreciation (depreciation) of investments	836	(3)	(1,979)	(1,454)
Net increase (decrease) in net assets resulting from operations	(2,028)	(1)	(666)	(628)
Changes from principal transactions:				
Total unit transactions	(79,974)	(9)	(3,047)	(4,392)
Increase (decrease) in net assets derived from principal transactions	(79,974)	(9)	(3,047)	(4,392)
Total increase (decrease) in net assets	(82,002)	(10)	(3,713)	(5,020)
Net assets at December 31, 2015	$ —	$ 34	$ 27,564	$ 19,604

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net assets at January 1, 2014	$ 187	$ 254,592	$ 1,972	$ 29
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,653)	(38)	—
Total realized gain (loss) on investments and capital gains distributions	21	27,793	992	2
Net unrealized appreciation (depreciation) of investments	2	13,856	111	—
Net increase (decrease) in net assets resulting from operations	22	39,996	1,065	2
Changes from principal transactions:				
Total unit transactions	1	139,940	2,376	(7)
Increase (decrease) in net assets derived from principal transactions	1	139,940	2,376	(7)
Total increase (decrease) in net assets	23	179,936	3,441	(5)
Net assets at December 31, 2014	210	434,528	5,413	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,585)	(3)	—
Total realized gain (loss) on investments and capital gains distributions	43	54,917	620	1
Net unrealized appreciation (depreciation) of investments	(35)	(30,020)	(304)	(3)
Net increase (decrease) in net assets resulting from operations	7	23,312	313	(2)
Changes from principal transactions:				
Total unit transactions	(54)	(14,309)	201	(1)
Increase (decrease) in net assets derived from principal transactions	(54)	(14,309)	201	(1)
Total increase (decrease) in net assets	(47)	9,003	514	(3)
Net assets at December 31, 2015	$ 163	$ 443,531	$ 5,927	$ 21

The accompanying notes are an integral part of these financial statements.

179

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Net assets at January 1, 2014	$ 342,341	$ 1,259	$ 18	$ 24,438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,345	(26)	—	81
Total realized gain (loss) on investments and capital gains distributions	21,559	232	—	5,440
Net unrealized appreciation (depreciation) of investments	4,481	(222)	—	(3,406)
Net increase (decrease) in net assets resulting from operations	30,385	(16)	—	2,115
Changes from principal transactions:				
Total unit transactions	11,503	438	1	(9,313)
Increase (decrease) in net assets derived from principal transactions	11,503	438	1	(9,313)
Total increase (decrease) in net assets	41,888	422	1	(7,198)
Net assets at December 31, 2014	384,229	1,681	19	17,240
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,097	20	—	20
Total realized gain (loss) on investments and capital gains distributions	40,389	76	—	2,639
Net unrealized appreciation (depreciation) of investments	(62,632)	(200)	—	(2,856)
Net increase (decrease) in net assets resulting from operations	(19,146)	(104)	—	(197)
Changes from principal transactions:				
Total unit transactions	(39,626)	81	18	(2,855)
Increase (decrease) in net assets derived from principal transactions	(39,626)	81	18	(2,855)
Total increase (decrease) in net assets	(58,772)	(23)	18	(3,052)
Net assets at December 31, 2015	$ 325,457	$ 1,658	$ 37	$ 14,188

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Net assets at January 1, 2014	$ 338	$ 14,396	$ 65	$ 6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	304	1	—
Total realized gain (loss) on investments and capital gains distributions	45	2,251	(5)	—
Net unrealized appreciation (depreciation) of investments	2	(459)	6	1
Net increase (decrease) in net assets resulting from operations	47	2,096	2	1
Changes from principal transactions:				
Total unit transactions	(3)	3,216	(24)	—
Increase (decrease) in net assets derived from principal transactions	(3)	3,216	(24)	—
Total increase (decrease) in net assets	44	5,312	(22)	1
Net assets at December 31, 2014	382	19,708	43	7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	233	—	—
Total realized gain (loss) on investments and capital gains distributions	32	3,827	(1)	(1)
Net unrealized appreciation (depreciation) of investments	(37)	(3,944)	(1)	(1)
Net increase (decrease) in net assets resulting from operations	(6)	116	(2)	(2)
Changes from principal transactions:				
Total unit transactions	15	(4,646)	(3)	2
Increase (decrease) in net assets derived from principal transactions	15	(4,646)	(3)	2
Total increase (decrease) in net assets	9	(4,530)	(5)	—
Net assets at December 31, 2015	$ 391	$ 15,178	$ 38	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2014	$ 82,599	$ 38	$ 1,928	$ 50,213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	431	1	14	250
Total realized gain (loss) on investments and capital gains distributions	1,375	4	114	3,428
Net unrealized appreciation (depreciation) of investments	8,950	8	414	10,579
Net increase (decrease) in net assets resulting from operations	10,756	13	542	14,257
Changes from principal transactions:				
Total unit transactions	(650)	2	(61)	1,316
Increase (decrease) in net assets derived from principal transactions	(650)	2	(61)	1,316
Total increase (decrease) in net assets	10,106	15	481	15,573
Net assets at December 31, 2014	92,705	53	2,409	65,786
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,208	1	13	274
Total realized gain (loss) on investments and capital gains distributions	4,591	6	150	4,820
Net unrealized appreciation (depreciation) of investments	(9,097)	(5)	(109)	(4,118)
Net increase (decrease) in net assets resulting from operations	(2,298)	2	54	976
Changes from principal transactions:				
Total unit transactions	(2,045)	(16)	(201)	(4,309)
Increase (decrease) in net assets derived from principal transactions	(2,045)	(16)	(201)	(4,309)
Total increase (decrease) in net assets	(4,343)	(14)	(147)	(3,333)
Net assets at December 31, 2015	$ 88,362	$ 39	$ 2,262	$ 62,453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Net assets at January 1, 2014	$ 36,469	$ 59,652	$ 38	$ 12,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(391)	—	127
Total realized gain (loss) on investments and capital gains distributions	7,170	13,448	6	1,295
Net unrealized appreciation (depreciation) of investments	(5,083)	(10,280)	(4)	76
Net increase (decrease) in net assets resulting from operations	2,081	2,777	2	1,498
Changes from principal transactions:				
Total unit transactions	(1,539)	(7,635)	—	8,828
Increase (decrease) in net assets derived from principal transactions	(1,539)	(7,635)	—	8,828
Total increase (decrease) in net assets	542	(4,858)	2	10,326
Net assets at December 31, 2014	37,011	54,794	40	22,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	(405)	—	683
Total realized gain (loss) on investments and capital gains distributions	7,289	11,001	8	3,793
Net unrealized appreciation (depreciation) of investments	(7,770)	(11,836)	(8)	(5,190)
Net increase (decrease) in net assets resulting from operations	(502)	(1,240)	—	(714)
Changes from principal transactions:				
Total unit transactions	(4,993)	(3,285)	(11)	31
Increase (decrease) in net assets derived from principal transactions	(4,993)	(3,285)	(11)	31
Total increase (decrease) in net assets	(5,495)	(4,525)	(11)	(683)
Net assets at December 31, 2015	$ 31,516	$ 50,269	$ 29	$ 21,900

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2014	$ 25,945	$ 265	$ 24,242	$ 20,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	1	26	(24)
Total realized gain (loss) on investments and capital gains distributions	3,054	18	2,672	2,312
Net unrealized appreciation (depreciation) of investments	(814)	(14)	(2,670)	(2,330)
Net increase (decrease) in net assets resulting from operations	2,309	5	28	(42)
Changes from principal transactions:				
Total unit transactions	(1,230)	51	(1,778)	(311)
Increase (decrease) in net assets derived from principal transactions	(1,230)	51	(1,778)	(311)
Total increase (decrease) in net assets	1,079	56	(1,750)	(353)
Net assets at December 31, 2014	27,024	321	22,492	20,091
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	616	1	94	30
Total realized gain (loss) on investments and capital gains distributions	4,976	—	351	465
Net unrealized appreciation (depreciation) of investments	(6,614)	(52)	(3,910)	(3,685)
Net increase (decrease) in net assets resulting from operations	(1,022)	(51)	(3,465)	(3,190)
Changes from principal transactions:				
Total unit transactions	(341)	(47)	(1,889)	(1,394)
Increase (decrease) in net assets derived from principal transactions	(341)	(47)	(1,889)	(1,394)
Total increase (decrease) in net assets	(1,363)	(98)	(5,354)	(4,584)
Net assets at December 31, 2015	$ 25,661	$ 223	$ 17,138	$ 15,507

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net assets at January 1, 2014	$ 22	$ 19,469	$ 17,992	$ 37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	26	(115)	1
Total realized gain (loss) on investments and capital gains distributions	3	2,346	2,220	5
Net unrealized appreciation (depreciation) of investments	(1)	(400)	(621)	(4)
Net increase (decrease) in net assets resulting from operations	2	1,972	1,484	2
Changes from principal transactions:				
Total unit transactions	—	5,263	2,567	(9)
Increase (decrease) in net assets derived from principal transactions	—	5,263	2,567	(9)
Total increase (decrease) in net assets	2	7,235	4,051	(7)
Net assets at December 31, 2014	24	26,704	22,043	30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4	(171)	1
Total realized gain (loss) on investments and capital gains distributions	7	4,065	3,442	4
Net unrealized appreciation (depreciation) of investments	(7)	(5,369)	(4,375)	(2)
Net increase (decrease) in net assets resulting from operations	—	(1,300)	(1,104)	3
Changes from principal transactions:				
Total unit transactions	17	4,519	1,678	—
Increase (decrease) in net assets derived from principal transactions	17	4,519	1,678	—
Total increase (decrease) in net assets	17	3,219	574	3
Net assets at December 31, 2015	$ 41	$ 29,923	$ 22,617	$ 33

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Net assets at January 1, 2014	$ 346	$ 159,719	$ 489,494	$ 1,793
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	2,081	2,172	21
Total realized gain (loss) on investments and capital gains distributions	38	16,055	49,009	333
Net unrealized appreciation (depreciation) of investments	2	1,680	4,247	(237)
Net increase (decrease) in net assets resulting from operations	43	19,816	55,428	117
Changes from principal transactions:				
Total unit transactions	14	11,888	19,413	(375)
Increase (decrease) in net assets derived from principal transactions	14	11,888	19,413	(375)
Total increase (decrease) in net assets	57	31,704	74,841	(258)
Net assets at December 31, 2014	403	191,423	564,335	1,535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	2,408	2,314	19
Total realized gain (loss) on investments and capital gains distributions	60	28,105	82,840	244
Net unrealized appreciation (depreciation) of investments	(43)	(20,669)	(60,977)	(374)
Net increase (decrease) in net assets resulting from operations	20	9,844	24,177	(111)
Changes from principal transactions:				
Total unit transactions	6	20,415	37,092	(167)
Increase (decrease) in net assets derived from principal transactions	6	20,415	37,092	(167)
Total increase (decrease) in net assets	26	30,259	61,269	(278)
Net assets at December 31, 2015	$ 429	$ 221,682	$ 625,604	$ 1,257

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class
Net assets at January 1, 2014	$ 122,461	$ 120	$ 7,898	$ 813
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,413	1	15	4
Total realized gain (loss) on investments and capital gains distributions	13,543	1	455	36
Net unrealized appreciation (depreciation) of investments	(7,032)	(4)	(637)	(69)
Net increase (decrease) in net assets resulting from operations	7,924	(2)	(167)	(29)
Changes from principal transactions:				
Total unit transactions	(8,733)	(1)	(49)	22
Increase (decrease) in net assets derived from principal transactions	(8,733)	(1)	(49)	22
Total increase (decrease) in net assets	(809)	(3)	(216)	(7)
Net assets at December 31, 2014	121,652	117	7,682	806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,328	1	(6)	17
Total realized gain (loss) on investments and capital gains distributions	23,061	8	674	56
Net unrealized appreciation (depreciation) of investments	(32,856)	(10)	(854)	(135)
Net increase (decrease) in net assets resulting from operations	(8,467)	(1)	(186)	(62)
Changes from principal transactions:				
Total unit transactions	(19,905)	(25)	(99)	(12)
Increase (decrease) in net assets derived from principal transactions	(19,905)	(25)	(99)	(12)
Total increase (decrease) in net assets	(28,372)	(26)	(285)	(74)
Net assets at December 31, 2015	$ 93,280	$ 91	$ 7,397	$ 732

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Net assets at January 1, 2014	$ 6,959	$ 281,491	$ 135	$ 500
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(1,950)	2	—
Total realized gain (loss) on investments and capital gains distributions	607	41	6	52
Net unrealized appreciation (depreciation) of investments	(906)	—	9	(77)
Net increase (decrease) in net assets resulting from operations	(283)	(1,909)	17	(25)
Changes from principal transactions:				
Total unit transactions	(93)	(43,218)	(1)	(147)
Increase (decrease) in net assets derived from principal transactions	(93)	(43,218)	(1)	(147)
Total increase (decrease) in net assets	(376)	(45,127)	16	(172)
Net assets at December 31, 2014	6,583	236,364	151	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	100	(1,679)	2	—
Total realized gain (loss) on investments and capital gains distributions	464	26	5	14
Net unrealized appreciation (depreciation) of investments	(1,061)	—	(11)	7
Net increase (decrease) in net assets resulting from operations	(497)	(1,653)	(4)	21
Changes from principal transactions:				
Total unit transactions	(933)	(7,995)	18	(31)
Increase (decrease) in net assets derived from principal transactions	(933)	(7,995)	18	(31)
Total increase (decrease) in net assets	(1,430)	(9,648)	14	(10)
Net assets at December 31, 2015	$ 5,153	$ 226,716	$ 165	$ 318

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class
Net assets at January 1, 2014	$ 1,995	$ 1,138	$ 201,227	$ 323
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	28	1,517	—
Total realized gain (loss) on investments and capital gains distributions	(7)	(8)	1,143	(4)
Net unrealized appreciation (depreciation) of investments	68	59	5,096	5
Net increase (decrease) in net assets resulting from operations	84	79	7,756	1
Changes from principal transactions:				
Total unit transactions	(189)	1,261	(39,053)	(52)
Increase (decrease) in net assets derived from principal transactions	(189)	1,261	(39,053)	(52)
Total increase (decrease) in net assets	(105)	1,340	(31,297)	(51)
Net assets at December 31, 2014	1,890	2,478	169,930	272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	87	163	6,999	(1)
Total realized gain (loss) on investments and capital gains distributions	(106)	(126)	(8,568)	(11)
Net unrealized appreciation (depreciation) of investments	19	(35)	1,265	(4)
Net increase (decrease) in net assets resulting from operations	—	2	(304)	(16)
Changes from principal transactions:				
Total unit transactions	(1,890)	(2,480)	(169,626)	13
Increase (decrease) in net assets derived from principal transactions	(1,890)	(2,480)	(169,626)	13
Total increase (decrease) in net assets	(1,890)	(2,478)	(169,930)	(3)
Net assets at December 31, 2015	$ —	$ —	$ —	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class
Net assets at January 1, 2014	$ 113,498	$ 955	$ 631	$ 586
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(154)	—	11	9
Total realized gain (loss) on investments and capital gains distributions	1,462	(10)	47	57
Net unrealized appreciation (depreciation) of investments	(1,327)	6	(25)	(21)
Net increase (decrease) in net assets resulting from operations	(19)	(4)	33	45
Changes from principal transactions:				
Total unit transactions	(16,971)	(19)	28	679
Increase (decrease) in net assets derived from principal transactions	(16,971)	(19)	28	679
Total increase (decrease) in net assets	(16,990)	(23)	61	724
Net assets at December 31, 2014	96,508	932	692	1,310
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(822)	(4)	90	28
Total realized gain (loss) on investments and capital gains distributions	(520)	(19)	(129)	(10)
Net unrealized appreciation (depreciation) of investments	(3,281)	(22)	4	(14)
Net increase (decrease) in net assets resulting from operations	(4,623)	(45)	(35)	4
Changes from principal transactions:				
Total unit transactions	(13,494)	(47)	(657)	(1,314)
Increase (decrease) in net assets derived from principal transactions	(13,494)	(47)	(657)	(1,314)
Total increase (decrease) in net assets	(18,117)	(92)	(692)	(1,310)
Net assets at December 31, 2015	$ 78,391	$ 840	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2015 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 1,185	$ 1,238	$ 1,101	$ 3,767
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	16	13	46
Total realized gain (loss) on investments and capital gains distributions	89	101	77	232
Net unrealized appreciation (depreciation) of investments	(51)	(51)	(19)	(88)
Net increase (decrease) in net assets resulting from operations	57	66	71	190
Changes from principal transactions:				
Total unit transactions	(19)	1,283	1,238	393
Increase (decrease) in net assets derived from principal transactions	(19)	1,283	1,238	393
Total increase (decrease) in net assets	38	1,349	1,309	583
Net assets at December 31, 2014	1,223	2,587	2,410	4,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	53	26	32
Total realized gain (loss) on investments and capital gains distributions	(6)	469	142	480
Net unrealized appreciation (depreciation) of investments	(15)	(726)	(252)	(587)
Net increase (decrease) in net assets resulting from operations	7	(204)	(84)	(75)
Changes from principal transactions:				
Total unit transactions	(1,230)	3,581	(127)	(569)
Increase (decrease) in net assets derived from principal transactions	(1,230)	3,581	(127)	(569)
Total increase (decrease) in net assets	(1,223)	3,377	(211)	(644)
Net assets at December 31, 2015	$ —	$ 5,964	$ 2,199	$ 3,706

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2014	$ 1,305	$ 504	$ 2,576	$ 380
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	5	27	—
Total realized gain (loss) on investments and capital gains distributions	91	47	198	48
Net unrealized appreciation (depreciation) of investments	(26)	4	(81)	(22)
Net increase (decrease) in net assets resulting from operations	76	56	144	26
Changes from principal transactions:				
Total unit transactions	932	1,081	286	1,362
Increase (decrease) in net assets derived from principal transactions	932	1,081	286	1,362
Total increase (decrease) in net assets	1,008	1,137	430	1,388
Net assets at December 31, 2014	2,313	1,641	3,006	1,768
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	25	18	28
Total realized gain (loss) on investments and capital gains distributions	672	327	413	584
Net unrealized appreciation (depreciation) of investments	(1,035)	(483)	(483)	(928)
Net increase (decrease) in net assets resulting from operations	(312)	(131)	(52)	(316)
Changes from principal transactions:				
Total unit transactions	5,117	1,875	(624)	5,129
Increase (decrease) in net assets derived from principal transactions	5,117	1,875	(624)	5,129
Total increase (decrease) in net assets	4,805	1,744	(676)	4,813
Net assets at December 31, 2015	$ 7,118	$ 3,385	$ 2,330	$ 6,581

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Net assets at January 1, 2014	$ 365	$ 1,821	$ 153	$ 246
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	11	—	3
Total realized gain (loss) on investments and capital gains distributions	40	149	15	44
Net unrealized appreciation (depreciation) of investments	(20)	(59)	(3)	(32)
Net increase (decrease) in net assets resulting from operations	24	101	12	15
Changes from principal transactions:				
Total unit transactions	396	316	259	185
Increase (decrease) in net assets derived from principal transactions	396	316	259	185
Total increase (decrease) in net assets	420	417	271	200
Net assets at December 31, 2014	785	2,238	424	446
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	7	3	1
Total realized gain (loss) on investments and capital gains distributions	113	341	85	41
Net unrealized appreciation (depreciation) of investments	(152)	(399)	(139)	(66)
Net increase (decrease) in net assets resulting from operations	(35)	(51)	(51)	(24)
Changes from principal transactions:				
Total unit transactions	490	(166)	1,086	312
Increase (decrease) in net assets derived from principal transactions	490	(166)	1,086	312
Total increase (decrease) in net assets	455	(217)	1,035	288
Net assets at December 31, 2015	$ 1,240	$ 2,021	$ 1,459	$ 734

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 217	$ 10	$ 833	$ 259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	6	14	4
Total realized gain (loss) on investments and capital gains distributions	14	21	51	14
Net unrealized appreciation (depreciation) of investments	—	(6)	(19)	(5)
Net increase (decrease) in net assets resulting from operations	16	21	46	13
Changes from principal transactions:				
Total unit transactions	135	437	215	16
Increase (decrease) in net assets derived from principal transactions	135	437	215	16
Total increase (decrease) in net assets	151	458	261	29
Net assets at December 31, 2014	368	468	1,094	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(3)	(1)
Total realized gain (loss) on investments and capital gains distributions	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(77)	(49)	(31)	(25)
Net increase (decrease) in net assets resulting from operations	(16)	(93)	(11)	(30)
Changes from principal transactions:				
Total unit transactions	180	2,778	213	1,034
Increase (decrease) in net assets derived from principal transactions	180	2,778	213	1,034
Total increase (decrease) in net assets	164	2,685	202	1,004
Net assets at December 31, 2015	$ 532	$ 3,153	$ 1,296	$ 1,292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 919	$ 1,766	$ 67,703	$ 10,144
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	54	1,204	162
Total realized gain (loss) on investments and capital gains distributions	13	38	3,672	463
Net unrealized appreciation (depreciation) of investments	15	39	(1,582)	(169)
Net increase (decrease) in net assets resulting from operations	46	131	3,294	456
Changes from principal transactions:				
Total unit transactions	(60)	1,157	(2,900)	(2,471)
Increase (decrease) in net assets derived from principal transactions	(60)	1,157	(2,900)	(2,471)
Total increase (decrease) in net assets	(14)	1,288	394	(2,015)
Net assets at December 31, 2014	905	3,054	68,097	8,129
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	134	2,284	264
Total realized gain (loss) on investments and capital gains distributions	104	56	6,094	523
Net unrealized appreciation (depreciation) of investments	(115)	(136)	(7,397)	(671)
Net increase (decrease) in net assets resulting from operations	16	54	981	116
Changes from principal transactions:				
Total unit transactions	(921)	(3,108)	(69,078)	(8,245)
Increase (decrease) in net assets derived from principal transactions	(921)	(3,108)	(69,078)	(8,245)
Total increase (decrease) in net assets	(905)	(3,054)	(68,097)	(8,129)
Net assets at December 31, 2015	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 508	$ 788	$ 131,426	$ 15,044
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	49	1,681	179
Total realized gain (loss) on investments and capital gains distributions	36	182	7,435	1,285
Net unrealized appreciation (depreciation) of investments	(19)	(151)	(2,801)	(764)
Net increase (decrease) in net assets resulting from operations	24	80	6,315	700
Changes from principal transactions:				
Total unit transactions	(40)	610	4,868	(544)
Increase (decrease) in net assets derived from principal transactions	(40)	610	4,868	(544)
Total increase (decrease) in net assets	(16)	690	11,183	156
Net assets at December 31, 2014	492	1,478	142,609	15,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	70	3,307	326
Total realized gain (loss) on investments and capital gains distributions	57	168	19,848	1,947
Net unrealized appreciation (depreciation) of investments	(71)	(289)	(24,431)	(2,361)
Net increase (decrease) in net assets resulting from operations	(2)	(51)	(1,276)	(88)
Changes from principal transactions:				
Total unit transactions	(50)	1,034	(9,621)	(2,076)
Increase (decrease) in net assets derived from principal transactions	(50)	1,034	(9,621)	(2,076)
Total increase (decrease) in net assets	(52)	983	(10,897)	(2,164)
Net assets at December 31, 2015	$ 440	$ 2,461	$ 131,712	$ 13,036

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 215	$ 1,783	$ 123,072	$ 13,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	39	1,609	174
Total realized gain (loss) on investments and capital gains distributions	26	241	11,580	1,757
Net unrealized appreciation (depreciation) of investments	(18)	(160)	(7,046)	(1,308)
Net increase (decrease) in net assets resulting from operations	10	120	6,143	623
Changes from principal transactions:				
Total unit transactions	(42)	792	7,546	(774)
Increase (decrease) in net assets derived from principal transactions	(42)	792	7,546	(774)
Total increase (decrease) in net assets	(32)	912	13,689	(151)
Net assets at December 31, 2014	183	2,695	136,761	13,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	91	3,313	292
Total realized gain (loss) on investments and capital gains distributions	22	381	21,414	1,944
Net unrealized appreciation (depreciation) of investments	(26)	(526)	(26,629)	(2,376)
Net increase (decrease) in net assets resulting from operations	—	(54)	(1,902)	(140)
Changes from principal transactions:				
Total unit transactions	(8)	992	(5,924)	(968)
Increase (decrease) in net assets derived from principal transactions	(8)	992	(5,924)	(968)
Total increase (decrease) in net assets	(8)	938	(7,826)	(1,108)
Net assets at December 31, 2015	$ 175	$ 3,633	$ 128,935	$ 12,529

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 108	$ 1,313	$ 90,698	$ 8,217
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	20	854	71
Total realized gain (loss) on investments and capital gains distributions	11	173	10,927	1,249
Net unrealized appreciation (depreciation) of investments	(7)	(115)	(6,966)	(919)
Net increase (decrease) in net assets resulting from operations	6	78	4,815	401
Changes from principal transactions:				
Total unit transactions	—	135	2,796	(655)
Increase (decrease) in net assets derived from principal transactions	—	135	2,796	(655)
Total increase (decrease) in net assets	6	213	7,611	(254)
Net assets at December 31, 2014	114	1,526	98,309	7,963
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	42	2,262	169
Total realized gain (loss) on investments and capital gains distributions	17	192	19,604	1,411
Net unrealized appreciation (depreciation) of investments	(19)	(245)	(23,651)	(1,696)
Net increase (decrease) in net assets resulting from operations	—	(11)	(1,785)	(116)
Changes from principal transactions:				
Total unit transactions	(83)	499	(2,424)	(446)
Increase (decrease) in net assets derived from principal transactions	(83)	499	(2,424)	(446)
Total increase (decrease) in net assets	(83)	488	(4,209)	(562)
Net assets at December 31, 2015	$ 31	$ 2,014	$ 94,100	$ 7,401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net assets at January 1, 2014	$ 155	$ 7,472	$ 683	$ 3,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	53	7	39
Total realized gain (loss) on investments and capital gains distributions	24	785	77	349
Net unrealized appreciation (depreciation) of investments	(1)	(351)	(48)	(188)
Net increase (decrease) in net assets resulting from operations	27	487	36	200
Changes from principal transactions:				
Total unit transactions	595	2,858	168	578
Increase (decrease) in net assets derived from principal transactions	595	2,858	168	578
Total increase (decrease) in net assets	622	3,345	204	778
Net assets at December 31, 2014	777	10,817	887	4,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	226	18	87
Total realized gain (loss) on investments and capital gains distributions	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(85)	(1,937)	(154)	(595)
Net increase (decrease) in net assets resulting from operations	(11)	(301)	(21)	(73)
Changes from principal transactions:				
Total unit transactions	414	3,654	308	471
Increase (decrease) in net assets derived from principal transactions	414	3,654	308	471
Total increase (decrease) in net assets	403	3,353	287	398
Net assets at December 31, 2015	$ 1,180	$ 14,170	$ 1,174	$ 4,678

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 221	$ 2,555	$ 15,119	$ 1,395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	76	320	22
Total realized gain (loss) on investments and capital gains distributions	1	145	216	13
Net unrealized appreciation (depreciation) of investments	5	(44)	260	27
Net increase (decrease) in net assets resulting from operations	10	177	796	62
Changes from principal transactions:				
Total unit transactions	(25)	558	1,824	(247)
Increase (decrease) in net assets derived from principal transactions	(25)	558	1,824	(247)
Total increase (decrease) in net assets	(15)	735	2,620	(185)
Net assets at December 31, 2014	206	3,290	17,739	1,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	91	189	6
Total realized gain (loss) on investments and capital gains distributions	6	142	874	60
Net unrealized appreciation (depreciation) of investments	(25)	(302)	(2,374)	(194)
Net increase (decrease) in net assets resulting from operations	(16)	(69)	(1,311)	(128)
Changes from principal transactions:				
Total unit transactions	777	3,282	54,749	5,866
Increase (decrease) in net assets derived from principal transactions	777	3,282	54,749	5,866
Total increase (decrease) in net assets	761	3,213	53,438	5,738
Net assets at December 31, 2015	$ 967	$ 6,503	$ 71,177	$ 6,948

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2014	$ 4,900	$ 140	$ 19,547	$ 57,450
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	2	221	324
Total realized gain (loss) on investments and capital gains distributions	433	33	4,297	12,842
Net unrealized appreciation (depreciation) of investments	(280)	(18)	(2,240)	(6,648)
Net increase (decrease) in net assets resulting from operations	224	17	2,278	6,518
Changes from principal transactions:				
Total unit transactions	995	(4)	(2,594)	(3,843)
Increase (decrease) in net assets derived from principal transactions	995	(4)	(2,594)	(3,843)
Total increase (decrease) in net assets	1,219	13	(316)	2,675
Net assets at December 31, 2014	6,119	153	19,231	60,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	99	2	263	421
Total realized gain (loss) on investments and capital gains distributions	394	25	3,993	12,816
Net unrealized appreciation (depreciation) of investments	(573)	(30)	(4,659)	(14,488)
Net increase (decrease) in net assets resulting from operations	(80)	(3)	(403)	(1,251)
Changes from principal transactions:				
Total unit transactions	(174)	(72)	1,183	(8,206)
Increase (decrease) in net assets derived from principal transactions	(174)	(72)	1,183	(8,206)
Total increase (decrease) in net assets	(254)	(75)	780	(9,457)
Net assets at December 31, 2015	$ 5,865	$ 78	$ 20,011	$ 50,668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net assets at January 1, 2014	$ 571	$ 186,035	$ 14,676	$ 270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1,401)	(29)	—
Total realized gain (loss) on investments and capital gains distributions	101	12,185	2,863	8
Net unrealized appreciation (depreciation) of investments	(81)	(5,151)	(1,204)	2
Net increase (decrease) in net assets resulting from operations	18	5,633	1,630	10
Changes from principal transactions:				
Total unit transactions	(169)	(16,159)	(1,035)	(26)
Increase (decrease) in net assets derived from principal transactions	(169)	(16,159)	(1,035)	(26)
Total increase (decrease) in net assets	(151)	(10,526)	595	(16)
Net assets at December 31, 2014	420	175,509	15,271	254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,019)	(19)	—
Total realized gain (loss) on investments and capital gains distributions	62	22,502	2,615	2
Net unrealized appreciation (depreciation) of investments	(81)	(30,374)	(2,308)	(10)
Net increase (decrease) in net assets resulting from operations	(20)	(8,891)	288	(8)
Changes from principal transactions:				
Total unit transactions	(64)	(24,099)	(934)	26
Increase (decrease) in net assets derived from principal transactions	(64)	(24,099)	(934)	26
Total increase (decrease) in net assets	(84)	(32,990)	(646)	18
Net assets at December 31, 2015	$ 336	$ 142,519	$ 14,625	$ 272

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net assets at January 1, 2014	$ 5,258	$ 4,661	$ 444	$ 69,828
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	184	7	702
Total realized gain (loss) on investments and capital gains distributions	493	600	22	1,973
Net unrealized appreciation (depreciation) of investments	(306)	(573)	14	3,058
Net increase (decrease) in net assets resulting from operations	151	211	43	5,733
Changes from principal transactions:				
Total unit transactions	(679)	(780)	(5)	709
Increase (decrease) in net assets derived from principal transactions	(679)	(780)	(5)	709
Total increase (decrease) in net assets	(528)	(569)	38	6,442
Net assets at December 31, 2014	4,730	4,092	482	76,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	30	8	884
Total realized gain (loss) on investments and capital gains distributions	300	454	20	2,233
Net unrealized appreciation (depreciation) of investments	(540)	(549)	(62)	(7,841)
Net increase (decrease) in net assets resulting from operations	(271)	(65)	(34)	(4,724)
Changes from principal transactions:				
Total unit transactions	1,491	(832)	(19)	(9,061)
Increase (decrease) in net assets derived from principal transactions	1,491	(832)	(19)	(9,061)
Total increase (decrease) in net assets	1,220	(897)	(53)	(13,785)
Net assets at December 31, 2015	$ 5,950	$ 3,195	$ 429	$ 62,485

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2014	$ 811	$ 260,310	$ 300	$ 364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	2,413	39	1
Total realized gain (loss) on investments and capital gains distributions	125	17,768	63	34
Net unrealized appreciation (depreciation) of investments	(60)	1,128	(99)	17
Net increase (decrease) in net assets resulting from operations	81	21,309	3	52
Changes from principal transactions:				
Total unit transactions	782	68,811	3,059	(10)
Increase (decrease) in net assets derived from principal transactions	782	68,811	3,059	(10)
Total increase (decrease) in net assets	863	90,120	3,062	42
Net assets at December 31, 2014	1,674	350,430	3,362	406
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	4,078	21	—
Total realized gain (loss) on investments and capital gains distributions	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(247)	(47,533)	(111)	(122)
Net increase (decrease) in net assets resulting from operations	(47)	(9,779)	(84)	(13)
Changes from principal transactions:				
Total unit transactions	(93)	(29,789)	(1,849)	(92)
Increase (decrease) in net assets derived from principal transactions	(93)	(29,789)	(1,849)	(92)
Total increase (decrease) in net assets	(140)	(39,568)	(1,933)	(105)
Net assets at December 31, 2015	$ 1,534	$ 310,862	$ 1,429	$ 301

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2014	$ 4,945	$ 60,174	$ 609	$ 621,059
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(38)	3	924
Total realized gain (loss) on investments and capital gains distributions	465	5,356	44	31,309
Net unrealized appreciation (depreciation) of investments	323	3,043	(36)	(24,222)
Net increase (decrease) in net assets resulting from operations	804	8,361	11	8,011
Changes from principal transactions:				
Total unit transactions	1,190	(59)	(61)	(52,743)
Increase (decrease) in net assets derived from principal transactions	1,190	(59)	(61)	(52,743)
Total increase (decrease) in net assets	1,994	8,302	(50)	(44,732)
Net assets at December 31, 2014	6,939	68,476	559	576,327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(222)	4	2,516
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)
Net increase (decrease) in net assets resulting from operations	(274)	(2,523)	19	18,333
Changes from principal transactions:				
Total unit transactions	453	(4,324)	(46)	(33,607)
Increase (decrease) in net assets derived from principal transactions	453	(4,324)	(46)	(33,607)
Total increase (decrease) in net assets	179	(6,847)	(27)	(15,274)
Net assets at December 31, 2015	$ 7,118	$ 61,629	$ 532	$ 561,053

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2014	$ 1,061	$ 35,918	$ 698	$ 389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1,684	30	(1)
Total realized gain (loss) on investments and capital gains distributions	73	719	17	53
Net unrealized appreciation (depreciation) of investments	(61)	(2,909)	(53)	(13)
Net increase (decrease) in net assets resulting from operations	12	(506)	(6)	39
Changes from principal transactions:				
Total unit transactions	28	8,575	96	(42)
Increase (decrease) in net assets derived from principal transactions	28	8,575	96	(42)
Total increase (decrease) in net assets	40	8,069	90	(3)
Net assets at December 31, 2014	1,101	43,987	788	386
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,682	34	(1)
Total realized gain (loss) on investments and capital gains distributions	167	485	12	80
Net unrealized appreciation (depreciation) of investments	(144)	(3,974)	(91)	(74)
Net increase (decrease) in net assets resulting from operations	26	(1,807)	(45)	5
Changes from principal transactions:				
Total unit transactions	32	(8,916)	13	(12)
Increase (decrease) in net assets derived from principal transactions	32	(8,916)	13	(12)
Total increase (decrease) in net assets	58	(10,723)	(32)	(7)
Net assets at December 31, 2015	$ 1,159	$ 33,264	$ 756	$ 379

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2014	$ 393,263	$ 859	$ 1,561	$ 326,039
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,996)	(7)	(5)	(3,021)
Total realized gain (loss) on investments and capital gains distributions	40,264	117	214	39,828
Net unrealized appreciation (depreciation) of investments	2,509	(5)	(101)	(12,420)
Net increase (decrease) in net assets resulting from operations	39,777	105	108	24,387
Changes from principal transactions:				
Total unit transactions	(29,017)	106	(185)	(13,091)
Increase (decrease) in net assets derived from principal transactions	(29,017)	106	(185)	(13,091)
Total increase (decrease) in net assets	10,760	211	(77)	11,296
Net assets at December 31, 2014	404,023	1,070	1,484	337,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,255)	(8)	(5)	(3,242)
Total realized gain (loss) on investments and capital gains distributions	72,584	228	381	63,010
Net unrealized appreciation (depreciation) of investments	(63,982)	(201)	(234)	(26,952)
Net increase (decrease) in net assets resulting from operations	4,347	19	142	32,816
Changes from principal transactions:				
Total unit transactions	(13,554)	(95)	(202)	11,436
Increase (decrease) in net assets derived from principal transactions	(13,554)	(95)	(202)	11,436
Total increase (decrease) in net assets	(9,207)	(76)	(60)	44,252
Net assets at December 31, 2015	$ 394,816	$ 994	$ 1,424	$ 381,587

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2014	$ 3,895	$ 539	$ 114,872	$ 362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	8	1,621	6
Total realized gain (loss) on investments and capital gains distributions	619	12	(135)	11
Net unrealized appreciation (depreciation) of investments	(303)	(58)	(9,755)	(42)
Net increase (decrease) in net assets resulting from operations	293	(38)	(8,269)	(25)
Changes from principal transactions:				
Total unit transactions	(40)	(92)	(6,795)	(9)
Increase (decrease) in net assets derived from principal transactions	(40)	(92)	(6,795)	(9)
Total increase (decrease) in net assets	253	(130)	(15,064)	(34)
Net assets at December 31, 2014	4,148	409	99,808	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	13	2,825	11
Total realized gain (loss) on investments and capital gains distributions	1,153	—	(851)	17
Net unrealized appreciation (depreciation) of investments	(711)	(28)	(5,844)	(43)
Net increase (decrease) in net assets resulting from operations	417	(15)	(3,870)	(15)
Changes from principal transactions:				
Total unit transactions	(339)	(49)	(7,500)	(5)
Increase (decrease) in net assets derived from principal transactions	(339)	(49)	(7,500)	(5)
Total increase (decrease) in net assets	78	(64)	(11,370)	(20)
Net assets at December 31, 2015	$ 4,226	$ 345	$ 88,438	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Core Equity Research Fund - Class A	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2014	$ 162	$ —	$ 37,570	$ 76,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	651	808
Total realized gain (loss) on investments and capital gains distributions	35	—	2,475	(1,825)
Net unrealized appreciation (depreciation) of investments	(21)	—	(989)	5,078
Net increase (decrease) in net assets resulting from operations	16	—	2,137	4,061
Changes from principal transactions:				
Total unit transactions	(11)	—	(1,458)	(4,563)
Increase (decrease) in net assets derived from principal transactions	(11)	—	(1,458)	(4,563)
Total increase (decrease) in net assets	5	—	679	(502)
Net assets at December 31, 2014	167	—	38,249	75,559
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	21	829	1,219
Total realized gain (loss) on investments and capital gains distributions	28	(3)	2,097	(1,027)
Net unrealized appreciation (depreciation) of investments	(26)	(33)	(3,341)	(1,708)
Net increase (decrease) in net assets resulting from operations	2	(15)	(415)	(1,516)
Changes from principal transactions:				
Total unit transactions	(169)	1,485	(4,481)	(4,006)
Increase (decrease) in net assets derived from principal transactions	(169)	1,485	(4,481)	(4,006)
Total increase (decrease) in net assets	(167)	1,470	(4,896)	(5,522)
Net assets at December 31, 2015	$ —	$ 1,470	$ 33,353	$ 70,037

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Net assets at January 1, 2014	$ 67,281	$ 1,598	$ 1,391,126	$ 212
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	949	19	11,564	2
Total realized gain (loss) on investments and capital gains distributions	(1,050)	261	198,530	42
Net unrealized appreciation (depreciation) of investments	3,894	(129)	(84,853)	(26)
Net increase (decrease) in net assets resulting from operations	3,793	151	125,241	18
Changes from principal transactions:				
Total unit transactions	(2,304)	(151)	(144,619)	51
Increase (decrease) in net assets derived from principal transactions	(2,304)	(151)	(144,619)	51
Total increase (decrease) in net assets	1,489	—	(19,378)	69
Net assets at December 31, 2014	68,770	1,598	1,371,748	281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,297	18	11,113	2
Total realized gain (loss) on investments and capital gains distributions	502	109	96,322	26
Net unrealized appreciation (depreciation) of investments	(2,691)	(163)	(138,230)	(38)
Net increase (decrease) in net assets resulting from operations	(892)	(36)	(30,795)	(10)
Changes from principal transactions:				
Total unit transactions	(4,336)	(154)	(134,040)	19
Increase (decrease) in net assets derived from principal transactions	(4,336)	(154)	(134,040)	19
Total increase (decrease) in net assets	(5,228)	(190)	(164,835)	9
Net assets at December 31, 2015	$ 63,542	$ 1,408	$ 1,206,913	$ 290

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class I	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2014	$ —	$ —	$ 325,012	$ 335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1,589	3
Total realized gain (loss) on investments and capital gains distributions	—	—	11,501	36
Net unrealized appreciation (depreciation) of investments	—	—	26,916	2
Net increase (decrease) in net assets resulting from operations	—	—	40,006	41
Changes from principal transactions:				
Total unit transactions	—	—	(16,352)	(58)
Increase (decrease) in net assets derived from principal transactions	—	—	(16,352)	(58)
Total increase (decrease) in net assets	—	—	23,654	(17)
Net assets at December 31, 2014	—	—	348,666	318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	(61)	2,034	3
Total realized gain (loss) on investments and capital gains distributions	(129)	(59)	13,323	49
Net unrealized appreciation (depreciation) of investments	(6,145)	(768)	(15,795)	(50)
Net increase (decrease) in net assets resulting from operations	(6,365)	(888)	(438)	2
Changes from principal transactions:				
Total unit transactions	102,840	12,828	(24,766)	(38)
Increase (decrease) in net assets derived from principal transactions	102,840	12,828	(24,766)	(38)
Total increase (decrease) in net assets	96,475	11,940	(25,204)	(36)
Net assets at December 31, 2015	$ 96,475	$ 11,940	$ 323,462	$ 282

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2014	$ 365,883	$ 503	$ 154,881	$ 236
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(485)	1	(473)	—
Total realized gain (loss) on investments and capital gains distributions	24,718	111	3,112	3
Net unrealized appreciation (depreciation) of investments	5,574	(67)	3,612	12
Net increase (decrease) in net assets resulting from operations	29,807	45	6,251	15
Changes from principal transactions:				
Total unit transactions	(29,572)	(184)	(11,444)	27
Increase (decrease) in net assets derived from principal transactions	(29,572)	(184)	(11,444)	27
Total increase (decrease) in net assets	235	(139)	(5,193)	42
Net assets at December 31, 2014	366,118	364	149,688	278
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	1	(94)	1
Total realized gain (loss) on investments and capital gains distributions	55,417	73	3,979	8
Net unrealized appreciation (depreciation) of investments	(64,084)	(81)	(9,642)	(19)
Net increase (decrease) in net assets resulting from operations	(8,628)	(7)	(5,757)	(10)
Changes from principal transactions:				
Total unit transactions	(30,441)	(57)	(9,943)	8
Increase (decrease) in net assets derived from principal transactions	(30,441)	(57)	(9,943)	8
Total increase (decrease) in net assets	(39,069)	(64)	(15,700)	(2)
Net assets at December 31, 2015	$ 327,049	$ 300	$ 133,988	$ 276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2014	$ 26,714	$ 6	$ 12,039	$ 956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44)	—	24	7
Total realized gain (loss) on investments and capital gains distributions	722	—	916	36
Net unrealized appreciation (depreciation) of investments	(2,625)	—	738	70
Net increase (decrease) in net assets resulting from operations	(1,947)	—	1,678	113
Changes from principal transactions:				
Total unit transactions	2,175	1	4,738	(29)
Increase (decrease) in net assets derived from principal transactions	2,175	1	4,738	(29)
Total increase (decrease) in net assets	228	1	6,416	84
Net assets at December 31, 2014	26,942	7	18,455	1,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	651	—	32	6
Total realized gain (loss) on investments and capital gains distributions	865	—	1,292	23
Net unrealized appreciation (depreciation) of investments	(2,367)	—	8	44
Net increase (decrease) in net assets resulting from operations	(851)	—	1,332	73
Changes from principal transactions:				
Total unit transactions	3,777	—	7,528	57
Increase (decrease) in net assets derived from principal transactions	3,777	—	7,528	57
Total increase (decrease) in net assets	2,926	—	8,860	130
Net assets at December 31, 2015	$ 29,868	$ 7	$ 27,315	$ 1,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2014	$ 37,350	$ 221	$ 365	$ 6,058
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	275	—	1	21
Total realized gain (loss) on investments and capital gains distributions	1,158	13	18	725
Net unrealized appreciation (depreciation) of investments	3,586	30	20	(9)
Net increase (decrease) in net assets resulting from operations	5,019	43	39	737
Changes from principal transactions:				
Total unit transactions	9,714	148	(5)	1,447
Increase (decrease) in net assets derived from principal transactions	9,714	148	(5)	1,447
Total increase (decrease) in net assets	14,733	191	34	2,184
Net assets at December 31, 2014	52,083	412	399	8,242
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	436	2	2	42
Total realized gain (loss) on investments and capital gains distributions	2,482	13	39	575
Net unrealized appreciation (depreciation) of investments	(2,184)	(11)	(58)	(1,037)
Net increase (decrease) in net assets resulting from operations	734	4	(17)	(420)
Changes from principal transactions:				
Total unit transactions	9,191	(27)	58	1,696
Increase (decrease) in net assets derived from principal transactions	9,191	(27)	58	1,696
Total increase (decrease) in net assets	9,925	(23)	41	1,276
Net assets at December 31, 2015	$ 62,008	$ 389	$ 440	$ 9,518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2014	$ 8,513	$ 44,130	$ 23,761	$ 155,627
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	157	43	(891)
Total realized gain (loss) on investments and capital gains distributions	559	2,651	2,067	17,876
Net unrealized appreciation (depreciation) of investments	393	3,158	(925)	(9,131)
Net increase (decrease) in net assets resulting from operations	891	5,966	1,185	7,854
Changes from principal transactions:				
Total unit transactions	734	12,752	4,856	(12,367)
Increase (decrease) in net assets derived from principal transactions	734	12,752	4,856	(12,367)
Total increase (decrease) in net assets	1,625	18,718	6,041	(4,513)
Net assets at December 31, 2014	10,138	62,848	29,802	151,114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	401	62	(674)
Total realized gain (loss) on investments and capital gains distributions	923	6,793	3,236	22,734
Net unrealized appreciation (depreciation) of investments	(1,158)	(10,211)	(5,225)	(24,326)
Net increase (decrease) in net assets resulting from operations	(263)	(3,017)	(1,927)	(2,266)
Changes from principal transactions:				
Total unit transactions	1,257	17,827	6,078	(8,043)
Increase (decrease) in net assets derived from principal transactions	1,257	17,827	6,078	(8,043)
Total increase (decrease) in net assets	994	14,810	4,151	(10,309)
Net assets at December 31, 2015	$ 11,132	$ 77,658	$ 33,953	$ 140,805

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S
Net assets at January 1, 2014	$ 299	$ 9,263	$ 62,868	$ 224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	120	1,486	5
Total realized gain (loss) on investments and capital gains distributions	44	(52)	(990)	24
Net unrealized appreciation (depreciation) of investments	(25)	408	(3,635)	(37)
Net increase (decrease) in net assets resulting from operations	18	476	(3,139)	(8)
Changes from principal transactions:				
Total unit transactions	(16)	2,545	(7,260)	(68)
Increase (decrease) in net assets derived from principal transactions	(16)	2,545	(7,260)	(68)
Total increase (decrease) in net assets	2	3,021	(10,399)	(76)
Net assets at December 31, 2014	301	12,284	52,469	148
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	184	167	1
Total realized gain (loss) on investments and capital gains distributions	46	(42)	4,251	20
Net unrealized appreciation (depreciation) of investments	(50)	(229)	(2,734)	(16)
Net increase (decrease) in net assets resulting from operations	(4)	(87)	1,684	5
Changes from principal transactions:				
Total unit transactions	17	1,134	(54,153)	(153)
Increase (decrease) in net assets derived from principal transactions	17	1,134	(54,153)	(153)
Total increase (decrease) in net assets	13	1,047	(52,469)	(148)
Net assets at December 31, 2015	$ 314	$ 13,331	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2014	$ 113,492	$ 1,401	$ 41,575	$ 108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(631)	(4)	(376)	—
Total realized gain (loss) on investments and capital gains distributions	24,124	286	6,393	16
Net unrealized appreciation (depreciation) of investments	(13,936)	(176)	(4,157)	(8)
Net increase (decrease) in net assets resulting from operations	9,557	106	1,860	8
Changes from principal transactions:				
Total unit transactions	8,554	(111)	(1,043)	23
Increase (decrease) in net assets derived from principal transactions	8,554	(111)	(1,043)	23
Total increase (decrease) in net assets	18,111	(5)	817	31
Net assets at December 31, 2014	131,603	1,396	42,392	139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,205)	(8)	(437)	—
Total realized gain (loss) on investments and capital gains distributions	21,290	237	5,993	24
Net unrealized appreciation (depreciation) of investments	(20,540)	(236)	(6,776)	(25)
Net increase (decrease) in net assets resulting from operations	(455)	(7)	(1,220)	(1)
Changes from principal transactions:				
Total unit transactions	(2,699)	(157)	9,179	(17)
Increase (decrease) in net assets derived from principal transactions	(2,699)	(157)	9,179	(17)
Total increase (decrease) in net assets	(3,154)	(164)	7,959	(18)
Net assets at December 31, 2015	$ 128,449	$ 1,232	$ 50,351	$ 121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM] - Class R-3
Net assets at January 1, 2014	$ 46,354	$ 96,025	$ 73,254	$ 4,722
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	321	(658)	(514)	47
Total realized gain (loss) on investments and capital gains distributions	5,572	17,745	13,111	836
Net unrealized appreciation (depreciation) of investments	(8,459)	(15,673)	(9,980)	(384)
Net increase (decrease) in net assets resulting from operations	(2,566)	1,414	2,617	499
Changes from principal transactions:				
Total unit transactions	2,232	(24,288)	(7,203)	(362)
Increase (decrease) in net assets derived from principal transactions	2,232	(24,288)	(7,203)	(362)
Total increase (decrease) in net assets	(334)	(22,874)	(4,586)	137
Net assets at December 31, 2014	46,020	73,151	68,668	4,859
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	308	(593)	(506)	48
Total realized gain (loss) on investments and capital gains distributions	2,876	24,237	12,497	1,030
Net unrealized appreciation (depreciation) of investments	(3,521)	(23,911)	(12,873)	(1,118)
Net increase (decrease) in net assets resulting from operations	(337)	(267)	(882)	(40)
Changes from principal transactions:				
Total unit transactions	(1,430)	(10,513)	(3,655)	(1,883)
Increase (decrease) in net assets derived from principal transactions	(1,430)	(10,513)	(3,655)	(1,883)
Total increase (decrease) in net assets	(1,767)	(10,780)	(4,537)	(1,923)
Net assets at December 31, 2015	$ 44,253	$ 62,371	$ 64,131	$ 2,936

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2014	$ 118,569	$ 115	$ 118,565
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	851	—	(408)
Total realized gain (loss) on investments and capital gains distributions	8,386	23	20,105
Net unrealized appreciation (depreciation) of investments	2,702	(20)	(12,714)
Net increase (decrease) in net assets resulting from operations	11,939	3	6,983
Changes from principal transactions:			
Total unit transactions	1,738	(10)	(7,059)
Increase (decrease) in net assets derived from principal transactions	1,738	(10)	(7,059)
Total increase (decrease) in net assets	13,677	(7)	(76)
Net assets at December 31, 2014	132,246	108	118,489
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	1,202	(1)	(510)
Total realized gain (loss) on investments and capital gains distributions	6,653	25	1,859
Net unrealized appreciation (depreciation) of investments	(9,504)	(36)	(7,715)
Net increase (decrease) in net assets resulting from operations	(1,649)	(12)	(6,366)
Changes from principal transactions:			
Total unit transactions	(3,407)	(1)	(8,487)
Increase (decrease) in net assets derived from principal transactions	(3,407)	(1)	(8,487)
Total increase (decrease) in net assets	(5,056)	(13)	(14,853)
Net assets at December 31, 2015	$ 127,190	$ 95	$ 103,636

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

Throughout 2014, ING completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial in a series of registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING and Voya Financial, Voya Financial acquired 19,447,847 shares of its common stock from ING. As of the end of 2014, ING's ownership of Voya Financial had been reduced to approximately 19%.

In March of 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING.

As a result of these transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries by the end of 2016. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2015, the Account had 323 investment divisions (the "Divisions"), 168 of which invest in independently managed mutual funds and 155 of which invest in mutual funds managed by affiliates, either Voya Investments, LLC ("VIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2015 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
  AB Growth and Income Fund - Class A
AB Variable Products Series Fund, Inc.:
  AB VPS Growth and Income Portfolio - Class A
Aberdeen Funds:
  Aberdeen International Equity Fund - Institutional Class
AIM Counselor Series Trust:
  Invesco Floating Rate Fund - Class R5
AIM Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
  Invesco International Growth Fund - Class R5
AIM Investment Funds:
  Invesco Endeavor Fund - Class A
  Invesco Global Health Care Fund - Investor Class
AIM Investment Securities Funds:
  Invesco High Yield Fund - Class R5
AIM Sector Funds:
  Invesco American Value Fund - Class R5
  Invesco Energy Fund - Class R5
  Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Alger Funds:
  Alger Capital Appreciation Fund - Class A
Alger Funds II:
  Alger Green Fund - Class A
Allianz Funds:
  AllianzGI NFJ Dividend Value Fund - Class A
  AllianzGI NFJ Large-Cap Value Fund - Institutional Class
  AllianzGI NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund - Investor Class
  Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Beacon Funds:
  American Beacon Small Cap Value Fund - Investor Class
American Century Government Income Trust:
  American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Investments® Income & Growth Fund - A Class
American Funds Fundamental Investors^{SM}:
  Fundamental Investors^{SM} - Class R-3
  Fundamental Investors^{SM} - Class R-4
American Mutual Fund®:
  American Mutual Fund® - Class R-4
Ariel Investment Trust:
  Ariel Appreciation Fund - Investor Class
  Ariel Fund - Investor Class
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Funds^{SM}:
  BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
  BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Institutional Shares
  BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Bond Fund of America^{SM}:
  Bond Fund of America^{SM} - Class R-4

Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio

Capital Income Builder®:
Capital Income Builder® - Class R-4

Capital World Growth & Income Fund^{SM}:
Capital World Growth & Income Fund^{SM} - Class R-3

Cohen & Steers Realty Shares, Inc.:
Cohen & Steers Realty Shares, Inc.

Columbia^{SM} Acorn® Trust:
Columbia^{SM} Acorn® Fund - Class A
Columbia^{SM} Acorn® Fund - Class Z

Columbia Funds Series Trust:
Columbia Mid Cap Value Fund - Class A
Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:
CRM Mid Cap Value Fund - Investor Shares

Davis Series Inc.:
Davis Financial Fund - Class Y

Delaware Group Adviser Funds:
Delaware Diversified Income Fund - Class A

Delaware Group® Equity Funds IV:
Delaware Smid Cap Growth Fund - Institutional Class

Delaware Group Equity Funds V:
Delaware Small Cap Value Fund - Class A

Deutsche Investment Trust:
Deutsche Small Cap Growth Fund - Class S

DFA Investment Dimensions Group Inc.:
DFA Inflation-Protected Securities Portfolio - Institutional Class
Emerging Markets Core Equity Portfolio - Institutional Class
U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:
Dodge & Cox International Stock Fund
Dodge & Cox Stock Fund

DWS Institutional Funds:
Deutsche Equity 500 Index Fund - Class S

Eaton Vance Special Investment Trust:
Eaton Vance Large-Cap Value Fund - Class R

EuroPacific Growth Fund®:
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4

Fidelity® Contrafund®:
Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products III:
Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Asset Manager Portfolio - Initial Class

Franklin Mutual Series Fund Inc.:
Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund - Advisor Class
Franklin Natural Resources Fund - Advisor Class
Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:
Goldman Sachs Growth Opportunities Fund - Class IR

Growth Fund of America®:
Growth Fund of America® - Class R-3
Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:
The Hartford Capital Appreciation Fund - Class R4
The Hartford Dividend And Growth Fund - Class R4

Income Fund of America®:
Income Fund of America® - Class R-3

Ivy Funds:
Ivy Science and Technology Fund - Class Y

Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Aspen Series Enterprise Portfolio - Institutional Shares
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Janus Aspen Series Global Research Portfolio - Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional Shares

JPMorgan Trust II:
JPMorgan Equity Income Fund - Select Class
JPMorgan Government Bond Fund - Select Class

Lazard Funds, Inc.:
Lazard Emerging Markets Equity Portfolio - Open Shares
Lazard U.S. Mid Cap Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:
ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:
LKCM Aquinas Growth Fund

Loomis Sayles Funds I:
Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:
Loomis Sayles Limited Term Government and Agency Fund - Class Y
Loomis Sayles Value Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:
Lord Abbett Developing Growth Fund - Class A

Lord Abbett Investment Trust:
Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Mid Cap Stock Fund, Inc.:
Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:
Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:
Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:
MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:
Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:
Metropolitan West Total Return Bond Fund - Class I
Metropolitan West Total Return Bond Fund - Class M

MFS® Series Trust l:
MFS® New Discovery Fund - Class R3

MFS® Series Trust X:
MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:
Neuberger Berman Genesis Fund - Trust Class
Neuberger Berman Socially Responsive Fund - Institutional
   Class
Neuberger Berman Socially Responsive Fund - Trust Class

New Perspective Fund®:
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4

New World Fund®, Inc.:
New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:
Nuveen Global Infrastructure Fund - Class I

Nuveen Investment Trust:
Nuveen U.S. Infrastructure Bond Fund - Class I

Oppenheimer Capital Appreciation Fund:
Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund:
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund:
Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer International Bond Fund:
Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund:
Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small Company Fund:
Oppenheimer International Small-Mid Company Fund - Class Y

Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Global Fund/VA

Oppenheimer Variable Account Funds (continued):
Oppenheimer Global Strategic Income Fund/VA
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA

Parnassus Income Funds:
Parnassus Core Equity Fund^{SM} - Investor Shares

Pax World Funds Series Trust I:
Pax World Balanced Fund - Individual Investor Class

PIMCO Funds:
PIMCO CommodityRealReturn Strategy Fund® -
   Administrative Class

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:
Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:
Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I
Pioneer Equity Income VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:
Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K
Columbia Diversified Equity Income Fund - Class R4

Royce Fund:
Royce Total Return Fund - K Class

Schwartz Investment Trust:
Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:
SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:
T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:
T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:
TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:
Templeton Foreign Fund - Class A

Templeton Income Trust:
Templeton Global Bond Fund - Advisor Class
Templeton Global Bond Fund - Class A

Third Avenue Trust:
Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
Thornburg International Value Fund - Class R4

223

Touchstone Strategic Trust:

Touchstone Value Fund - Institutional Class

USAA Investment Trust:

USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:

Diversified Value Portfolio

Equity Income Portfolio

Small Company Growth Portfolio

Victory Portfolios:

Victory Integrity Small-Cap Value Fund - Class Y

Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Equity Trust:

Voya Growth Opportunities Fund - Class A

Voya Large Cap Value Fund - Class A

Voya Real Estate Fund - Class A

Voya Funds Trust:

Voya GNMA Income Fund - Class A

Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives Portfolio - Class I

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Adviser Class

Voya Multi-Manager Large Cap Core Portfolio - Institutional Class

Voya Multi-Manager Large Cap Core Portfolio - Service Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Service Class

VY® FMR Diversified Mid Cap Portfolio - Institutional Class

VY® FMR Diversified Mid Cap Portfolio - Service Class

VY® FMR Diversified Mid Cap Portfolio - Service 2 Class

VY® Invesco Growth and Income Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service Class

Voya Investors Trust (continued):

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Partners, Inc. (continued):

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Fidelity® VIP Mid Cap Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

Voya Partners, Inc. (continued):

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Global Value Advantage Portfolio - Class I

Voya Global Value Advantage Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya Variable Products Trust (continued):

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund^{SM}:

Washington Mutual Investors Fund^{SM} - Class R-3

Washington Mutual Investors Fund^{SM} - Class R-4

Wells Fargo Funds Trust:

Wells Fargo Small Cap Value Fund - Class A

Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2015. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AB Growth and Income Fund, Inc.:	**AllianceBernstein Growth and Income Fund, Inc.:**
AB Growth and Income Fund - Class A	AllianceBernstein Growth and Income Fund - Class A
AB Variable Products Series Fund, Inc.:	**AllianceBernstein Variable Products Series Fund, Inc.:**
AB VPS Growth and Income Portfolio - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Fidelity® Contrafund®:	**Fidelity® Contrafund®:**
Fidelity Advisor® New Insights Fund - Class I	Fidelity Advisor® New Insights Fund - Institutional Class
Nuveen Investment Trust:	**Nuveen Investment Funds, Inc.:**
Nuveen U.S. Infrastructure Bond Fund - Class I	Nuveen U.S. Infrastructure Income Fund - Class I
Oppenheimer International Small Company Fund:	**Oppenheimer International Small Company Fund:**
Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer International Small Company Fund - Class Y
Victory Portfolios:	**Victory Portfolios:**
Victory Sycamore Small Company Opportunity Fund - Class R	Victory Small Company Opportunity Fund - Class R
Wells Fargo Funds Trust:	**Wells Fargo Funds Trust:**
Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Advantage Small Cap Value Fund - Class A
Wells Fargo Special Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A

During 2015, the following Divisions were closed to contract owners:

Parnassus Funds:

Parnassus Small Cap Fund^{SM}

Voya Investors Trust:

Voya Global Resources Portfolio - Institutional Class

Voya Global Resources Portfolio - Service Class

Voya Partners, Inc.:

Voya Aggregate Bond Portfolio - Adviser Class

Voya Aggregate Bond Portfolio - Initial Class

Voya Aggregate Bond Portfolio - Service Class

Voya Index Solution 2015 Portfolio - Initial Class

Voya Index Solution 2015 Portfolio - Service Class

Voya Partners, Inc. (continued):

Voya Index Solution 2015 Portfolio - Service 2 Class

Voya Solution 2015 Portfolio - Adviser Class

Voya Solution 2015 Portfolio - Initial Class

Voya Solution 2015 Portfolio - Service Class

Voya Solution 2015 Portfolio - Service 2 Class

Voya Series Fund, Inc.:

Voya Core Equity Research Fund - Class A

Voya Variable Products Trust:

Voya International Value Portfolio - Class I

Voya International Value Portfolio - Class S

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2015 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2015. The Account had no liabilities as of December 31, 2015.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.60% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge ranging from 0.50% to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

During the year ended December 31, 2015, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.10% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.17% to 1.06% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2015 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Growth and Income Fund - Class A	$ 19	$ 45
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	139	98
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	2,232	50
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	18	—
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	718	786
Invesco Small Cap Growth Fund - Class A	28	34
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	100	37
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	10	38
Invesco Global Health Care Fund - Investor Class	225	345
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	154	23
AIM Sector Funds:		
Invesco American Value Fund - Class R5	879	134
Invesco Energy Fund - Class R5	11	—
Invesco Small Cap Value Fund - Class A	81	136
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	1,386	3,583
Invesco V.I. Core Equity Fund - Series I Shares	4,789	4,835
Alger Funds:		
Alger Capital Appreciation Fund - Class A	638	751
Alger Funds II:		
Alger Green Fund - Class A	976	1,085

	Purchases	Sales
	(Dollars in thousands)	
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	$ 24	$ 9
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	1	—
AllianzGI NFJ Small-Cap Value Fund - Class A	169	54
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	7,660	9,642
Amana Income Fund - Investor Class	9,230	12,840
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	1,016	3,070
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	114	46
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	2,782	6,683
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	2,022	2,076
American Funds Fundamental Investors[SM]:		
Fundamental Investors[SM] - Class R-3	365	1,146
Fundamental Investors[SM] - Class R-4	13,109	6,443
American Mutual Fund®:		
American Mutual Fund® - Class R-4	1,509	243
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	104	155
Ariel Fund - Investor Class	6,253	4,209
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	3,814	1,578
Aston Funds:		
Aston/Fairpointe Mid Cap Fund - Class N	4,616	11,821
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	392	616
BlackRock Funds[SM]:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	185	—
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	15,096	858
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	68	11
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	3,727	5,026
Bond Fund of America[SM]:		
Bond Fund of America[SM] - Class R-4	3,286	2,336
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	2,352	5,267
Capital Income Builder®:		
Capital Income Builder® - Class R-4	373	30
Capital World Growth & Income Fund[SM]:		
Capital World Growth & Income Fund[SM] - Class R-3	192	59
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	5,366	3,278
Columbia[SM] Acorn® Trust:		
Columbia[SM] Acorn® Fund - Class A	23	55
Columbia[SM] Acorn® Fund - Class Z	5	51

	Purchases	Sales
	(Dollars in thousands)	
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	$ 2,360	$ 2,506
Columbia Mid Cap Value Fund - Class Z	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	138	22
Davis Series Inc.:		
Davis Financial Fund - Class Y	1	—
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	1,598	1,373
Delaware Group® Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	1,589	107
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	658	229
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	10	5
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	35	1
Emerging Markets Core Equity Portfolio - Institutional Class	194	1
U.S. Targeted Value Portfolio - Institutional Class	2,653	49
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	65	77
Dodge & Cox Stock Fund	83	23
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	166	76
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	22	16
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	1,010	1,622
EuroPacific Growth Fund® - Class R-4	22,506	25,213
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	512	240
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	39,060	40,778
Fidelity® VIP Growth Portfolio - Initial Class	12,030	27,729
Fidelity® VIP High Income Portfolio - Initial Class	1,975	2,556
Fidelity® VIP Overseas Portfolio - Initial Class	4,130	4,302
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	150,699	178,048
Fidelity® VIP Index 500 Portfolio - Initial Class	14,179	11,924
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	4,559	32,317
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	2,945	2,397
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	406	1,119
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	289	62
Franklin Natural Resources Fund - Advisor Class	4	—
Franklin Small-Mid Cap Growth Fund - Class A	65	53

	Purchases	Sales
	(Dollars in thousands)	
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	$ 20,576	$ 22,354
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	8	1
Growth Fund of America®:		
Growth Fund of America® - Class R-3	2,402	5,112
Growth Fund of America® - Class R-4	38,878	38,335
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	—
Income Fund of America®:		
Income Fund of America® - Class R-3	565	1,018
Ivy Funds:		
Ivy Science and Technology Fund - Class Y	2,406	381
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	22	30
Janus Aspen Series Enterprise Portfolio - Institutional Shares	50	63
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	5	7
Janus Aspen Series Global Research Portfolio - Institutional Shares	7	34
Janus Aspen Series Janus Portfolio - Institutional Shares	17	4
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	219	32
JPMorgan Government Bond Fund - Select Class	822	261
Lazard Funds, Inc.:		
Lazard Emerging Markets Equity Portfolio - Open Shares	—	—
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	2,511	1,249
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	311	25
LKCM Funds:		
LKCM Aquinas Growth Fund	64	21
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	2,317	2,405
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	1,357	508
Loomis Sayles Value Fund - Class Y	13	1
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	84	26
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	44	1,268
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	106	336
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	364	183
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	112	45
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	8,574	11,613
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	—	—

	Purchases	Sales
	(Dollars in thousands)	
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	$ 121	$ 675
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	3,823	133
Metropolitan West Total Return Bond Fund - Class M	8,144	2,573
MFS® Series Trust l:		
MFS® New Discovery Fund - Class R3	40	1
MFS® Series Trust X:		
MFS® International Value Fund - Class R3	81	2
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	132	48
Neuberger Berman Socially Responsive Fund - Institutional Class	412	5
Neuberger Berman Socially Responsive Fund - Trust Class	2,016	2,318
New Perspective Fund®:		
New Perspective Fund® - Class R-3	539	568
New Perspective Fund® - Class R-4	18,963	9,011
New World Fund®, Inc.:		
New World Fund® - Class R-4	169	3
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	853	913
Nuveen Investment Trust:		
Nuveen U.S. Infrastructure Bond Fund - Class I	1,230	533
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	13	25
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	7,986	25,907
Oppenheimer Developing Markets Fund - Class Y	4,562	3,646
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	13	3
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	16	14
Oppenheimer International Growth Fund:		
Oppenheimer International Growth Fund - Class Y	116	8
Oppenheimer International Small Company Fund:		
Oppenheimer International Small-Mid Company Fund - Class Y	141	5
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	1	1
Oppenheimer Global Fund/VA	20	7
Oppenheimer Global Strategic Income Fund/VA	6	—
Oppenheimer Main Street Fund®/VA	12	11
Oppenheimer Main Street Small Cap Fund®/VA	8,010	5,045
Parnassus Funds:		
Parnassus Small Cap Fund^SM	—	—
Parnassus Income Funds:		
Parnassus Core Equity Fund^SM - Investor Shares	9,124	3,085
Pax World Funds Series Trust I:		
Pax World Balanced Fund - Individual Investor Class	5,036	6,170
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	671	51

234

	Purchases	Sales
	(Dollars in thousands)	
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	$ 10,828	$ 29,504
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	3,596	818
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	260	369
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	402	503
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	3,116	2,648
Pioneer Equity Income VCT Portfolio - Class I	52	3
Pioneer High Yield VCT Portfolio - Class I	3,230	5,141
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	46	16
RiverSource® Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	2,441	1,998
Columbia Diversified Equity Income Fund - Class R4	26	25
Royce Fund:		
Royce Total Return Fund - K Class	—	—
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	528	57
SmallCap World Fund®, Inc.:		
SMALLCAP World Fund® - Class R-4	5,192	1,536
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	4,145	39
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	217	211
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	103	149
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	2,777	267
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	240	1,330
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	4,446	7,905
Templeton Global Bond Fund - Class A	8,160	32,148
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	17	—
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	16	5
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	1,736	17
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	4,274	3,936
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	16	3
Equity Income Portfolio	64	56
Small Company Growth Portfolio	5	—

	Purchases	Sales
	(Dollars in thousands)	
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	$ 43	$ 1
Victory Sycamore Small Company Opportunity Fund - Class R	8	3
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	7,210	37,338
Voya Equity Trust:		
Voya Growth Opportunities Fund - Class A	27	1
Voya Large Cap Value Fund - Class A	241	140
Voya Real Estate Fund - Class A	351	893
Voya Funds Trust:		
Voya GNMA Income Fund - Class A	522	705
Voya Intermediate Bond Fund - Class A	390	739
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	191,955	50,518
Voya Intermediate Bond Portfolio - Class S	2,030	257
Voya Global Perspectives Portfolio - Class I	2,180	608
Voya Global Resources Portfolio - Institutional Class	1	25
Voya Global Resources Portfolio - Service Class	2,787	81,637
Voya High Yield Portfolio - Adviser Class	2	9
Voya High Yield Portfolio - Institutional Class	6,967	8,368
Voya High Yield Portfolio - Service Class	3,796	7,041
Voya Large Cap Growth Portfolio - Adviser Class	56	91
Voya Large Cap Growth Portfolio - Institutional Class	64,109	36,636
Voya Large Cap Growth Portfolio - Service Class	1,861	1,126
Voya Large Cap Value Portfolio - Adviser Class	2	3
Voya Large Cap Value Portfolio - Institutional Class	29,090	46,940
Voya Large Cap Value Portfolio - Service Class	642	443
Voya Limited Maturity Bond Portfolio - Adviser Class	91	73
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	3,927	5,657
Voya Multi-Manager Large Cap Core Portfolio - Service Class	66	29
Voya U.S. Stock Index Portfolio - Institutional Class	7,834	10,319
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	2	5
VY® Clarion Global Real Estate Portfolio - Adviser Class	40	39
VY® Clarion Global Real Estate Portfolio - Institutional Class	11,740	11,577
VY® Clarion Real Estate Portfolio - Adviser Class	6	21
VY® Clarion Real Estate Portfolio - Institutional Class	239	427
VY® Clarion Real Estate Portfolio - Service Class	5,770	9,805
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	9,876	8,912
VY® FMR Diversified Mid Cap Portfolio - Service Class	11,272	5,459
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	6	12
VY® Invesco Growth and Income Portfolio - Institutional Class	7,100	3,318
VY® Invesco Growth and Income Portfolio - Service Class	7,699	3,783
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	35	62
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,241	3,704
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	2,822	2,975
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	29	9
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	10,340	2,310
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	6,636	2,398
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	4	—

	Purchases	Sales
	(Dollars in thousands)	
Voya Intermediate Bond Portfolio (continued):		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	$ 123	$ 63
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	61,618	12,477
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	137,609	20,894
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	234	201
VY® T. Rowe Price Equity Income Portfolio - Service Class	18,034	23,232
VY® T. Rowe Price International Stock Portfolio - Adviser Class	10	34
VY® T. Rowe Price International Stock Portfolio - Service Class	2,183	2,288
VY® Templeton Global Growth Portfolio - Institutional Class	129	100
VY® Templeton Global Growth Portfolio - Service Class	691	1,348
Voya Money Market Portfolio:		
Voya Money Market Portfolio - Class I	56,280	65,928
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	41	21
Voya Multi-Manager International Small Cap Fund - Class A	35	66
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Adviser Class	225	1,918
Voya Aggregate Bond Portfolio - Initial Class	1,038	3,184
Voya Aggregate Bond Portfolio - Service Class	19,929	173,751
Voya Global Bond Portfolio - Adviser Class	78	66
Voya Global Bond Portfolio - Initial Class	1,585	15,901
Voya Global Bond Portfolio - Service Class	97	148
Voya Index Solution 2015 Portfolio - Initial Class	3,115	3,326
Voya Index Solution 2015 Portfolio - Service Class	297	1,452
Voya Index Solution 2015 Portfolio - Service 2 Class	331	1,376
Voya Index Solution 2025 Portfolio - Initial Class	4,334	256
Voya Index Solution 2025 Portfolio - Service Class	1,096	957
Voya Index Solution 2025 Portfolio - Service 2 Class	805	1,011
Voya Index Solution 2035 Portfolio - Initial Class	6,155	369
Voya Index Solution 2035 Portfolio - Service Class	2,420	208
Voya Index Solution 2035 Portfolio - Service 2 Class	707	1,042
Voya Index Solution 2045 Portfolio - Initial Class	6,077	339
Voya Index Solution 2045 Portfolio - Service Class	746	133
Voya Index Solution 2045 Portfolio - Service 2 Class	735	673
Voya Index Solution 2055 Portfolio - Initial Class	1,227	58
Voya Index Solution 2055 Portfolio - Service Class	504	132
Voya Index Solution 2055 Portfolio - Service 2 Class	352	139
Voya Index Solution Income Portfolio - Initial Class	4,090	1,252
Voya Index Solution Income Portfolio - Service Class	1,210	987
Voya Index Solution Income Portfolio - Service 2 Class	1,375	327
Voya Solution 2015 Portfolio - Adviser Class	114	922
Voya Solution 2015 Portfolio - Initial Class	654	3,295
Voya Solution 2015 Portfolio - Service Class	12,383	72,334
Voya Solution 2015 Portfolio - Service 2 Class	1,588	8,748
Voya Solution 2025 Portfolio - Adviser Class	87	74
Voya Solution 2025 Portfolio - Initial Class	1,900	552
Voya Solution 2025 Portfolio - Service Class	31,195	23,303
Voya Solution 2025 Portfolio - Service 2 Class	3,767	4,103
Voya Solution 2035 Portfolio - Adviser Class	58	43

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
Voya Solution 2035 Portfolio - Initial Class	$ 1,646	$ 183
Voya Solution 2035 Portfolio - Service Class	33,649	20,177
Voya Solution 2035 Portfolio - Service 2 Class	3,142	2,296
Voya Solution 2045 Portfolio - Adviser Class	14	84
Voya Solution 2045 Portfolio - Initial Class	1,723	951
Voya Solution 2045 Portfolio - Service Class	27,611	13,147
Voya Solution 2045 Portfolio - Service 2 Class	2,515	1,635
Voya Solution 2055 Portfolio - Initial Class	895	384
Voya Solution 2055 Portfolio - Service Class	6,499	1,406
Voya Solution 2055 Portfolio - Service 2 Class	646	226
Voya Solution Balanced Portfolio - Service Class	1,586	664
Voya Solution Income Portfolio - Adviser Class	858	71
Voya Solution Income Portfolio - Initial Class	4,382	876
Voya Solution Income Portfolio - Service Class	67,953	12,370
Voya Solution Income Portfolio - Service 2 Class	7,842	1,932
Voya Solution Moderately Conservative Portfolio - Service Class	1,550	1,298
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	30	75
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	7,753	2,735
VY® American Century Small-Mid Cap Value Portfolio - Service Class	13,629	11,286
VY® Baron Growth Portfolio - Adviser Class	57	91
VY® Baron Growth Portfolio - Service Class	15,474	28,375
VY® Columbia Contrarian Core Portfolio - Service Class	2,900	2,179
VY® Columbia Small Cap Value II Portfolio - Adviser Class	31	5
VY® Columbia Small Cap Value II Portfolio - Service Class	2,155	695
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	256	847
VY® Invesco Comstock Portfolio - Adviser Class	50	61
VY® Invesco Comstock Portfolio - Service Class	3,947	12,124
VY® Invesco Equity and Income Portfolio - Adviser Class	166	107
VY® Invesco Equity and Income Portfolio - Initial Class	37,812	37,760
VY® Invesco Equity and Income Portfolio - Service Class	545	2,172
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	74	111
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	2,413	939
VY® JPMorgan Mid Cap Value Portfolio - Service Class	15,530	10,793
VY® Oppenheimer Global Portfolio - Adviser Class	70	68
VY® Oppenheimer Global Portfolio - Initial Class	61,624	48,647
VY® Oppenheimer Global Portfolio - Service Class	282	154
VY® Pioneer High Yield Portfolio - Initial Class	4,185	11,419
VY® Pioneer High Yield Portfolio - Service Class	222	175
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	88	38
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	74,457	31,214
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	296	247
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	266	243
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	82,942	23,169
VY® T. Rowe Price Growth Equity Portfolio - Service Class	1,293	1,049
VY® Templeton Foreign Equity Portfolio - Adviser Class	19	55
VY® Templeton Foreign Equity Portfolio - Initial Class	7,570	12,245
VY® Templeton Foreign Equity Portfolio - Service Class	76	70

	Purchases	Sales
	(Dollars in thousands)	
Voya Series Fund, Inc.:		
Voya Core Equity Research Fund - Class A	$ 23	$ 173
Voya Corporate Leaders 100 Fund - Class I	1,580	74
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	5,880	9,532
Voya Strategic Allocation Growth Portfolio - Class I	5,671	8,458
Voya Strategic Allocation Moderate Portfolio - Class I	5,818	8,856
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	102	169
Voya Growth and Income Portfolio - Class I	88,029	152,269
Voya Growth and Income Portfolio - Class S	121	85
Voya Variable Portfolios, Inc.:		
Voya Global Value Advantage Portfolio - Class I	119,699	16,950
Voya Global Value Advantage Portfolio - Class S	15,181	2,413
Voya Index Plus LargeCap Portfolio - Class I	11,290	34,023
Voya Index Plus LargeCap Portfolio - Class S	56	91
Voya Index Plus MidCap Portfolio - Class I	57,499	39,080
Voya Index Plus MidCap Portfolio - Class S	58	66
Voya Index Plus SmallCap Portfolio - Class I	6,191	16,228
Voya Index Plus SmallCap Portfolio - Class S	21	13
Voya International Index Portfolio - Class I	8,713	4,284
Voya International Index Portfolio - Class S	1	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	11,087	3,528
Voya Russell™ Large Cap Growth Index Portfolio - Class S	122	58
Voya Russell™ Large Cap Index Portfolio - Class I	15,076	5,449
Voya Russell™ Large Cap Index Portfolio - Class S	15	39
Voya Russell™ Large Cap Value Index Portfolio - Class I	237	172
Voya Russell™ Large Cap Value Index Portfolio - Class S	3,392	1,536
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	3,720	2,492
Voya Russell™ Mid Cap Index Portfolio - Class I	27,920	4,124
Voya Russell™ Small Cap Index Portfolio - Class I	11,308	2,425
Voya Small Company Portfolio - Class I	26,448	13,965
Voya Small Company Portfolio - Class S	65	3
Voya U.S. Bond Index Portfolio - Class I	4,037	2,692
Voya Variable Products Trust:		
Voya International Value Portfolio - Class I	431	54,417
Voya International Value Portfolio - Class S	—	152
Voya MidCap Opportunities Portfolio - Class I	26,793	11,510
Voya MidCap Opportunities Portfolio - Class S	377	356
Voya SmallCap Opportunities Portfolio - Class I	17,313	3,786
Voya SmallCap Opportunities Portfolio - Class S	27	30
Wanger Advisors Trust:		
Wanger International	8,509	5,582
Wanger Select	20,861	12,154
Wanger USA	16,400	9,294
Washington Mutual Investors Fund[SM]:		
Washington Mutual Investors Fund[SM] - Class R-3	864	2,549
Washington Mutual Investors Fund[SM] - Class R-4	14,909	12,054

	Purchases	Sales
	(Dollars in thousands)	
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	$ 42	$ 16
Wells Fargo Special Small Cap Value Fund - Class A	5,740	13,091

7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AB Growth and Income Fund, Inc.:						
AB Growth and Income Fund - Class A	8,765	10,671	(1,906)	1,139	909	230
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	11,401	9,457	1,944	8,091	22,880	(14,789)
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	256,354	7,638	248,716	—	—	—
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	1,774	70	1,704	3,590	397	3,193
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	85,409	98,549	(13,140)	61,826	97,560	(35,734)
Invesco Small Cap Growth Fund - Class A	853	1,365	(512)	2,298	289	2,009
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	44,961	40,004	4,957	18,800	2,737	16,063
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	310	2,233	(1,923)	150	985	(835)
Invesco Global Health Care Fund - Investor Class	4,253	6,861	(2,608)	4,387	4,194	193
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	15,076	2,236	12,840	3,582	—	3,582
AIM Sector Funds:						
Invesco American Value Fund - Class R5	151,983	88,484	63,499	24,670	3,396	21,274
Invesco Energy Fund - Class R5	1,706	—	1,706	59	—	59
Invesco Small Cap Value Fund - Class A	5,341	8,400	(3,059)	10,396	7,347	3,049
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	500,937	534,925	(33,988)	2,273,655	2,285,773	(12,118)
Invesco V.I. Core Equity Fund - Series I Shares	686,968	940,464	(253,496)	1,021,584	1,235,507	(213,923)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	25,412	33,369	(7,957)	56,679	31,640	25,039
Alger Funds II:						
Alger Green Fund - Class A	108,661	114,117	(5,456)	69,630	97,999	(28,369)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	867	349	518	403	696	(293)
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—	—	—	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	10,448	9,046	1,402	8,537	10,283	(1,746)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	1,091,832	1,334,467	(242,635)	517,473	683,467	(165,994)
Amana Income Fund - Investor Class	1,975,270	2,411,533	(436,263)	804,236	1,003,614	(199,378)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	68,600	185,810	(117,210)	77,927	110,300	(32,373)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	19,309	13,459	5,850	8,564	2,575	5,989
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	1,301,692	1,627,492	(325,800)	609,577	968,978	(359,401)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	749,533	795,864	(46,331)	182,599	170,673	11,926
American Funds Fundamental Investors[SM]:						
Fundamental Investors[SM] - Class R-3	39,184	95,572	(56,388)	105,939	100,760	5,179
Fundamental Investors[SM] - Class R-4	1,327,446	1,110,780	216,666	1,467,112	640,796	826,316
American Mutual Fund®:						
American Mutual Fund® - Class R-4	87,654	22,335	65,319	116,889	48,519	68,370
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	4,142	8,843	(4,701)	15,551	19,831	(4,280)
Ariel Fund - Investor Class	354,138	329,520	24,618	334,428	315,240	19,188
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	487,906	296,467	191,439	500,588	238,867	261,721
Aston Funds:						
Aston/Fairpointe Mid Cap Fund - Class N	971,544	1,480,780	(509,236)	1,253,942	642,464	611,478
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	17,894	40,137	(22,243)	36,295	28,711	7,584
BlackRock Funds[SM]:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	17,140	241	16,899	—	—	—
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	1,536,043	295,234	1,240,809	—	—	—

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	5,937	991	4,946	2,050	—	2,050
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	426,513	549,033	(122,520)	229,160	236,337	(7,177)
Bond Fund of America^{SM}:						
Bond Fund of America^{SM} - Class R-4	362,225	290,801	71,424	205,111	234,254	(29,143)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	583,669	668,304	(84,635)	271,437	408,239	(136,802)
Capital Income Builder®:						
Capital Income Builder® - Class R-4	44,231	8,760	35,471	—	—	—
Capital World Growth & Income Fund^{SM}:						
Capital World Growth & Income Fund^{SM} - Class R-3	13,673	8,509	5,164	13,931	10,378	3,553
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	411,623	340,986	70,637	373,166	124,771	248,395
Columbia^{SM} Acorn® Trust:						
Columbia^{SM} Acorn® Fund - Class A	115	2,823	(2,708)	2,877	3,037	(160)
Columbia^{SM} Acorn® Fund - Class Z	—	3,326	(3,326)	301	1	300
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	135,026	222,366	(87,340)	403,700	166,157	237,543
Columbia Mid Cap Value Fund - Class Z	—	—	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	3,161	1,858	1,303	1,959	3,855	(1,896)
Davis Series Inc.:						
Davis Financial Fund - Class Y	100	—	100	16	—	16
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	702,421	693,477	8,944	334,963	91,754	243,209
Delaware Group® Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	141,426	1,860	139,566	—	—	—
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	56,373	26,538	29,835	60,683	14,824	45,859
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	789	469	320	2,198	—	2,198
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	3,691	257	3,434	—	—	—

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
DFA Investment Dimensions Group Inc. (continued):						
Emerging Markets Core Equity Portfolio - Institutional Class	22,799	207	22,592	—	—	—
U.S. Targeted Value Portfolio - Institutional Class	274,969	7,718	267,251	—	—	—
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	8,644	9,810	(1,166)	8,823	7,736	1,087
Dodge & Cox Stock Fund	5,442	3,150	2,292	11,165	3,117	8,048
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	4,812	3,233	1,579	6,247	6,751	(504)
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	613	774	(161)	959	3,435	(2,476)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	92,554	127,423	(34,869)	137,446	198,666	(61,220)
EuroPacific Growth Fund® - Class R-4	5,169,893	5,547,179	(377,286)	2,271,569	2,567,432	(295,863)
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	44,217	21,911	22,306	57,873	47,555	10,318
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,024,991	4,186,559	(1,161,568)	4,739,446	5,697,917	(958,471)
Fidelity® VIP Growth Portfolio - Initial Class	1,283,570	2,045,856	(762,286)	1,936,777	2,343,497	(406,720)
Fidelity® VIP High Income Portfolio - Initial Class	921,688	1,001,754	(80,066)	324,193	270,806	53,387
Fidelity® VIP Overseas Portfolio - Initial Class	740,448	752,988	(12,540)	291,741	488,619	(196,878)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	9,338,983	13,429,832	(4,090,849)	8,504,413	10,428,334	(1,923,921)
Fidelity® VIP Index 500 Portfolio - Initial Class	4,482,826	4,470,148	12,678	552,062	470,164	81,898
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	65,882	1,349,058	(1,283,176)	204,220	210,389	(6,169)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	798,412	834,385	(35,973)	81,565	137,289	(55,724)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	26,860	62,976	(36,116)	47,969	53,384	(5,415)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	17,879	3,599	14,280	6,880	—	6,880
Franklin Natural Resources Fund - Advisor Class	630	22	608	393	—	393
Franklin Small-Mid Cap Growth Fund - Class A	7,249	7,866	(617)	12,882	34,663	(21,781)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	1,521,407	2,182,234	(660,827)	1,578,288	1,969,637	(391,349)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	570	—	570	255	—	255
Growth Fund of America®:						
Growth Fund of America® - Class R-3	168,488	330,496	(162,008)	275,304	300,335	(25,031)
Growth Fund of America® - Class R-4	5,377,131	6,574,765	(1,197,634)	1,947,231	2,591,846	(644,615)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	1	—	1	2	—	2
The Hartford Dividend And Growth Fund - Class R4	39	—	39	64	28	36
Income Fund of America®:						
Income Fund of America® - Class R-3	30,995	58,913	(27,918)	78,078	75,682	2,396
Ivy Funds:						
Ivy Science and Technology Fund - Class Y	222,168	45,199	176,969	2,814	—	2,814
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	65	352	(287)	73	407	(334)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	391	1,224	(833)	614	2,189	(1,575)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	142	261	(119)	119	122	(3)
Janus Aspen Series Global Research Portfolio - Institutional Shares	208	1,098	(890)	429	2,613	(2,184)
Janus Aspen Series Janus Portfolio - Institutional Shares	57	89	(32)	194	355	(161)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	19,596	2,523	17,073	6,148	2	6,146
JPMorgan Government Bond Fund - Select Class	133,330	79,978	53,352	35,333	18,132	17,201
Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	2	—	2	5	2	3
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	234,948	138,506	96,442	89,475	106,101	(16,626)
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	27,530	2,297	25,233	11,423	2,710	8,713
LKCM Funds:						
LKCM Aquinas Growth Fund	2,944	1,422	1,522	2,389	7,026	(4,637)
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	131,685	203,356	(71,671)	135,003	243,495	(108,492)

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	216,835	132,612	84,223	77,688	40,421	37,267
Loomis Sayles Value Fund - Class Y	1,268	318	950	15	—	15
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	3,064	1,735	1,329	6,841	6,523	318
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	3,631	109,785	(106,154)	107,585	1,858	105,727
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	24,421	36,224	(11,803)	5,779	3,391	2,388
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	7,798	9,793	(1,995)	11,666	20,089	(8,423)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	10,370	8,242	2,128	3,375	4,144	(769)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1,699,797	2,050,593	(350,796)	947,908	1,444,081	(496,173)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	—	—	—	349	33,956	(33,607)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	5,833	33,914	(28,081)	5,465	5,925	(460)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	384,019	16,153	367,866	—	—	—
Metropolitan West Total Return Bond Fund - Class M	1,041,430	525,135	516,295	800,259	119,151	681,108
MFS® Series Trust l:						
MFS® New Discovery Fund - Class R3	3,715	17	3,698	77	—	77
MFS® Series Trust X:						
MFS® International Value Fund - Class R3	7,682	307	7,375	1,360	—	1,360
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	5,133	2,901	2,232	22,553	6,799	15,754
Neuberger Berman Socially Responsive Fund - Institutional Class	38,523	659	37,864	—	—	—
Neuberger Berman Socially Responsive Fund - Trust Class	134,641	213,704	(79,063)	149,371	292,937	(143,566)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	29,935	36,124	(6,189)	41,053	56,424	(15,371)
New Perspective Fund® - Class R-4	1,855,348	1,712,312	143,036	953,736	767,474	186,262

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
New World Fund®, Inc.:						
New World Fund® - Class R-4	18,096	394	17,702	2,923	107	2,816
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	200,934	208,697	(7,763)	166,321	51,773	114,548
Nuveen Investment Trust:						
Nuveen U.S. Infrastructure Bond Fund - Class I	81,085	49,529	31,556	13,171	3,309	9,862
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	76	1,323	(1,247)	156	1,088	(932)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,711,719	1,977,076	(265,357)	586,373	795,730	(209,357)
Oppenheimer Developing Markets Fund - Class Y	546,983	473,223	73,760	545,143	408,100	137,043
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	3,326	1,289	2,037	2,123	538	1,585
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	3,214	3,186	28	5,425	12,978	(7,553)
Oppenheimer International Growth Fund:						
Oppenheimer International Growth Fund - Class Y	13,081	1,875	11,206	1,119	34	1,085
Oppenheimer International Small Company Fund:						
Oppenheimer International Small-Mid Company Fund - Class Y	13,876	529	13,347	1,264	—	1,264
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	12,585	12,711	(126)	1,073,660	1,075,981	(2,321)
Oppenheimer Global Fund/VA	139	234	(95)	100	1,410	(1,310)
Oppenheimer Global Strategic Income Fund/VA	54	—	54	166	278	(112)
Oppenheimer Main Street Fund®/VA	70,912	71,608	(696)	71,747	72,472	(725)
Oppenheimer Main Street Small Cap Fund®/VA	331,804	412,660	(80,856)	420,162	298,913	121,249
Parnassus Funds:						
Parnassus Small Cap Fund[SM]	—	1	(1)	1	—	1
Parnassus Income Funds:						
Parnassus Core Equity Fund[SM] - Investor Shares	1,894,695	1,621,254	273,441	664,173	91,287	572,886
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	1,080,917	1,319,582	(238,665)	337,046	833,243	(496,197)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	127,538	31,275	96,263	1,941	2	1,939

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	2,661,016	4,127,334	(1,466,318)	1,459,039	3,066,350	(1,607,311)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	871,989	738,433	133,556	294,049	60,025	234,024
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	26,386	37,121	(10,735)	59,423	54,683	4,740
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	31,753	42,918	(11,165)	28,838	33,274	(4,436)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	465,166	638,409	(173,243)	286,936	401,033	(114,097)
Pioneer Equity Income VCT Portfolio - Class I	2,259	52	2,207	438	5	433
Pioneer High Yield VCT Portfolio - Class I	228,484	424,842	(196,358)	312,054	731,752	(419,698)
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	4,115	1,657	2,458	2,146	—	2,146
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	164,644	214,060	(49,416)	187,608	157,877	29,731
Columbia Diversified Equity Income Fund - Class R4	949	1,682	(733)	8,405	9,974	(1,569)
Royce Fund:						
Royce Total Return Fund - K Class	15	—	15	14	26	(12)
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	54,675	6,962	47,713	—	—	—
SmallCap World Fund®, Inc.:						
SMALLCAP World Fund® - Class R-4	475,133	282,207	192,926	246,943	277,010	(30,067)
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	363,391	5,469	357,922	—	—	—
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	6,440	9,843	(3,403)	8,097	7,391	706
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	4,764	8,483	(3,719)	3,943	3,384	559
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	299,585	50,785	248,800	—	—	—
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	14,923	77,559	(62,636)	34,101	33,560	541

	Year ended December 31					
	2015			**2014**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	445,912	866,121	(420,209)	505,041	719,703	(214,662)
Templeton Global Bond Fund - Class A	1,446,646	2,566,812	(1,120,166)	1,246,084	2,175,254	(929,170)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	1,546	3	1,543	352	—	352
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	894	636	258	846	709	137
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	162,835	3,218	159,617	—	—	—
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	2,813,741	2,566,661	247,080	2,785,318	1,886,913	898,405
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	302	99	203	190	223	(33)
Equity Income Portfolio	1,949	2,442	(493)	674	1,609	(935)
Small Company Growth Portfolio	124	1	123	110	114	(4)
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	3,996	9	3,987	521	—	521
Victory Sycamore Small Company Opportunity Fund - Class R	328	143	185	1,193	1,007	186
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,369,412	7,407,079	(1,037,667)	6,900,260	7,946,799	(1,046,539)
Voya Equity Trust:						
Voya Growth Opportunities Fund - Class A	934	5	929	6,922	7,948	(1,026)
Voya Large Cap Value Fund - Class A	17,921	11,330	6,591	—	—	—
Voya Real Estate Fund - Class A	11,257	34,830	(23,573)	29,488	45,369	(15,881)
Voya Funds Trust:						
Voya GNMA Income Fund - Class A	72,482	89,954	(17,472)	81,389	118,073	(36,684)
Voya Intermediate Bond Fund - Class A	41,265	66,141	(24,876)	63,178	85,742	(22,564)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	40,479,458	35,667,006	4,812,452	10,266,086	10,948,673	(682,587)
Voya Intermediate Bond Portfolio - Class S	136,282	17,936	118,346	3,065	8,131	(5,066)
Voya Investors Trust:						
Voya Global Perspectives Portfolio - Class I	228,087	82,785	145,302	97,383	6,645	90,738
Voya Global Resources Portfolio - Institutional Class	—	2,012	(2,012)	2,012	2,036	(24)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
Voya Global Resources Portfolio - Service Class	—	7,446,082	(7,446,082)	1,472,683	1,770,413	(297,730)
Voya High Yield Portfolio - Adviser Class	16	757	(741)	326	553	(227)
Voya High Yield Portfolio - Institutional Class	1,202,791	1,354,862	(152,071)	594,053	608,615	(14,562)
Voya High Yield Portfolio - Service Class	299,004	539,407	(240,403)	347,303	503,670	(156,367)
Voya Large Cap Growth Portfolio - Adviser Class	1,954	5,043	(3,089)	1,269	1,343	(74)
Voya Large Cap Growth Portfolio - Institutional Class	8,520,849	9,311,643	(790,794)	15,073,827	6,688,751	8,385,076
Voya Large Cap Growth Portfolio - Service Class	91,250	86,716	4,534	2,183,541	2,007,745	175,796
Voya Large Cap Value Portfolio - Adviser Class	8	211	(203)	135	792	(657)
Voya Large Cap Value Portfolio - Institutional Class	6,785,389	9,689,622	(2,904,233)	9,544,852	8,749,430	795,422
Voya Large Cap Value Portfolio - Service Class	56,177	50,087	6,090	4,411,579	4,385,896	25,683
Voya Limited Maturity Bond Portfolio - Adviser Class	9,027	7,198	1,829	117	53	64
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	495,793	660,716	(164,923)	335,215	994,174	(658,959)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	5,401	4,452	949	6,812	6,956	(144)
Voya U.S. Stock Index Portfolio - Institutional Class	365,481	528,907	(163,426)	293,421	90,931	202,490
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	134	498	(364)	683	2,903	(2,220)
VY® Clarion Global Real Estate Portfolio - Adviser Class	3,118	3,129	(11)	154	112	42
VY® Clarion Global Real Estate Portfolio - Institutional Class	3,242,665	3,411,818	(169,153)	1,478,388	1,533,113	(54,725)
VY® Clarion Real Estate Portfolio - Adviser Class	308	1,337	(1,029)	1,299	1,002	297
VY® Clarion Real Estate Portfolio - Institutional Class	2,297,928	2,309,322	(11,394)	2,676,696	2,681,243	(4,547)
VY® Clarion Real Estate Portfolio - Service Class	1,004,962	1,277,871	(272,909)	981,456	909,218	72,238
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	319,774	646,422	(326,648)	336,908	441,515	(104,607)
VY® FMR Diversified Mid Cap Portfolio - Service Class	346,354	491,911	(145,557)	359,464	714,674	(355,210)
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	—	752	(752)	—	—	—
VY® Invesco Growth and Income Portfolio - Institutional Class	257,976	256,446	1,530	725,655	126,589	599,066
VY® Invesco Growth and Income Portfolio - Service Class	309,775	324,941	(15,166)	249,607	319,147	(69,540)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	680	3,745	(3,065)	8,883	5,748	3,135
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,337,502	1,443,994	(106,492)	297,493	392,004	(94,511)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	215,212	285,211	(69,999)	253,723	273,074	(19,351)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	1,692	507	1,185	190	162	28
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	466,474	187,724	278,750	531,339	175,309	356,030
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	340,039	269,544	70,495	313,961	198,398	115,563
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	30	—	30	172	774	(602)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	4,477	3,976	501	2,269	1,072	1,197
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,623,581	1,237,719	1,385,862	2,095,836	1,202,234	893,602
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	8,477,339	6,831,845	1,645,494	4,815,888	3,876,591	939,297
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	1,756	11,655	(9,899)	2,073	23,600	(21,527)
VY® T. Rowe Price Equity Income Portfolio - Service Class	786,931	1,644,156	(857,225)	2,013,121	2,219,181	(206,060)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	887	3,326	(2,439)	349	417	(68)
VY® T. Rowe Price International Stock Portfolio - Service Class	174,092	181,950	(7,858)	87,609	90,434	(2,825)
VY® Templeton Global Growth Portfolio - Institutional Class	4,964	5,219	(255)	7,609	5,231	2,378
VY® Templeton Global Growth Portfolio - Service Class	77,365	150,591	(73,226)	173,993	182,526	(8,533)
Voya Money Market Portfolio:						
Voya Money Market Portfolio - Class I	14,183,575	14,630,963	(447,388)	21,872,589	24,500,295	(2,627,706)
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	2,710	1,915	795	6,560	6,669	(109)
Voya Multi-Manager International Small Cap Fund - Class A	3,451	4,993	(1,542)	6,040	12,641	(6,601)
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Adviser Class	—	124,099	(124,099)	3,492	16,257	(12,765)
Voya Aggregate Bond Portfolio - Initial Class	—	215,804	(215,804)	200,523	89,309	111,214
Voya Aggregate Bond Portfolio - Service Class	—	10,308,512	(10,308,512)	6,317,060	8,733,815	(2,416,755)
Voya Global Bond Portfolio - Adviser Class	5,643	4,843	800	1,631	5,115	(3,484)
Voya Global Bond Portfolio - Initial Class	3,561,328	4,549,736	(988,408)	4,716,036	5,893,271	(1,177,235)
Voya Global Bond Portfolio - Service Class	17,619	21,520	(3,901)	30,180	32,209	(2,029)
Voya Index Solution 2015 Portfolio - Initial Class	—	44,404	(44,404)	41,437	39,483	1,954
Voya Index Solution 2015 Portfolio - Service Class	—	83,854	(83,854)	78,930	36,195	42,735
Voya Index Solution 2015 Portfolio - Service 2 Class	—	89,074	(89,074)	39,203	40,530	(1,327)
Voya Index Solution 2025 Portfolio - Initial Class	215,163	23,224	191,939	103,691	33,404	70,287
Voya Index Solution 2025 Portfolio - Service Class	126,468	134,965	(8,497)	79,995	10,534	69,461
Voya Index Solution 2025 Portfolio - Service 2 Class	102,446	138,805	(36,359)	115,966	91,208	24,758
Voya Index Solution 2035 Portfolio - Initial Class	283,709	29,772	253,937	80,221	32,474	47,747
Voya Index Solution 2035 Portfolio - Service Class	152,698	58,984	93,714	61,629	3,894	57,735
Voya Index Solution 2035 Portfolio - Service 2 Class	64,280	101,814	(37,534)	62,364	44,415	17,949
Voya Index Solution 2045 Portfolio - Initial Class	267,699	25,311	242,388	79,331	13,209	66,122
Voya Index Solution 2045 Portfolio - Service Class	72,475	48,546	23,929	22,326	2,599	19,727

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
Voya Index Solution 2045 Portfolio - Service 2 Class	53,424	63,339	(9,915)	54,200	35,570	18,630
Voya Index Solution 2055 Portfolio - Initial Class	81,161	15,925	65,236	24,539	8,482	16,057
Voya Index Solution 2055 Portfolio - Service Class	38,274	19,256	19,018	27,913	16,457	11,456
Voya Index Solution 2055 Portfolio - Service 2 Class	20,158	9,605	10,553	13,199	4,884	8,315
Voya Index Solution Income Portfolio - Initial Class	267,660	85,102	182,558	34,836	4,971	29,865
Voya Index Solution Income Portfolio - Service Class	105,171	87,142	18,029	14,325	3	14,322
Voya Index Solution Income Portfolio - Service 2 Class	117,691	39,487	78,204	2,621	1,435	1,186
Voya Solution 2015 Portfolio - Adviser Class	—	63,362	(63,362)	—	4,278	(4,278)
Voya Solution 2015 Portfolio - Initial Class	—	260,171	(260,171)	123,459	21,267	102,192
Voya Solution 2015 Portfolio - Service Class	—	4,707,584	(4,707,584)	1,088,365	1,296,113	(207,748)
Voya Solution 2015 Portfolio - Service 2 Class	—	578,836	(578,836)	192,801	370,146	(177,345)
Voya Solution 2025 Portfolio - Adviser Class	1,565	4,918	(3,353)	573	3,412	(2,839)
Voya Solution 2025 Portfolio - Initial Class	185,121	98,586	86,535	156,600	102,645	53,955
Voya Solution 2025 Portfolio - Service Class	1,874,226	2,454,750	(580,524)	1,782,932	1,457,184	325,748
Voya Solution 2025 Portfolio - Service 2 Class	238,520	370,403	(131,883)	387,739	424,277	(36,538)
Voya Solution 2035 Portfolio - Adviser Class	2,323	2,740	(417)	94	2,888	(2,794)
Voya Solution 2035 Portfolio - Initial Class	198,592	112,305	86,287	98,339	24,053	74,286
Voya Solution 2035 Portfolio - Service Class	1,530,391	1,862,602	(332,211)	1,539,254	1,063,086	476,168
Voya Solution 2035 Portfolio - Service 2 Class	194,454	252,431	(57,977)	361,772	411,197	(49,425)
Voya Solution 2045 Portfolio - Adviser Class	10	5,443	(5,433)	70	4	66
Voya Solution 2045 Portfolio - Initial Class	176,959	132,030	44,929	25,148	13,743	11,405
Voya Solution 2045 Portfolio - Service Class	1,173,044	1,290,757	(117,713)	1,100,142	933,260	166,882
Voya Solution 2045 Portfolio - Service 2 Class	153,030	179,705	(26,675)	209,789	248,904	(39,115)
Voya Solution 2055 Portfolio - Initial Class	114,413	74,206	40,207	47,952	1,027	46,925
Voya Solution 2055 Portfolio - Service Class	394,829	171,074	223,755	326,023	143,253	182,770
Voya Solution 2055 Portfolio - Service 2 Class	43,771	24,854	18,917	58,096	47,801	10,295
Voya Solution Balanced Portfolio - Service Class	102,544	64,660	37,884	100,040	52,251	47,789
Voya Solution Income Portfolio - Adviser Class	57,613	4,761	52,852	—	1,801	(1,801)
Voya Solution Income Portfolio - Initial Class	369,892	87,918	281,974	224,552	172,525	52,027
Voya Solution Income Portfolio - Service Class	4,901,763	1,124,728	3,777,035	382,007	240,155	141,852
Voya Solution Income Portfolio - Service 2 Class	600,937	166,050	434,887	39,405	58,560	(19,155)
Voya Solution Moderately Conservative Portfolio - Service Class	113,072	126,645	(13,573)	166,705	85,586	81,119

| | Year ended December 31 | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	109	3,455	(3,346)	1,038	1,203	(165)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	282,485	222,824	59,661	268,668	409,162	(140,494)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	1,075,854	1,380,186	(304,332)	1,501,255	1,595,898	(94,643)
VY® Baron Growth Portfolio - Adviser Class	1,357	4,395	(3,038)	831	8,967	(8,136)
VY® Baron Growth Portfolio - Service Class	2,724,424	3,568,296	(843,872)	3,991,501	4,506,102	(514,601)
VY® Columbia Contrarian Core Portfolio - Service Class	192,921	228,272	(35,351)	168,151	211,457	(43,306)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	2,119	308	1,811	—	1,703	(1,703)
VY® Columbia Small Cap Value II Portfolio - Service Class	173,434	83,200	90,234	66,448	110,449	(44,001)
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	442	56,137	(55,695)	173	55,311	(55,138)
VY® Invesco Comstock Portfolio - Adviser Class	2,194	3,486	(1,292)	3,694	3,668	26
VY® Invesco Comstock Portfolio - Service Class	1,310,888	1,812,196	(501,308)	2,137,088	2,029,400	107,688
VY® Invesco Equity and Income Portfolio - Adviser Class	503	5,867	(5,364)	61,538	16,371	45,167
VY® Invesco Equity and Income Portfolio - Initial Class	7,222,125	8,959,884	(1,737,759)	12,469,969	7,461,599	5,008,370
VY® Invesco Equity and Income Portfolio - Service Class	29,247	148,062	(118,815)	691,428	468,040	223,388
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	715	4,934	(4,219)	459	861	(402)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	591,928	562,379	29,549	130,214	44,285	85,929
VY® JPMorgan Mid Cap Value Portfolio - Service Class	1,021,474	1,161,740	(140,266)	1,959,205	1,971,077	(11,872)
VY® Oppenheimer Global Portfolio - Adviser Class	1,144	3,695	(2,551)	1,337	4,763	(3,426)
VY® Oppenheimer Global Portfolio - Initial Class	11,036,053	12,720,545	(1,684,492)	6,224,212	9,005,922	(2,781,710)
VY® Oppenheimer Global Portfolio - Service Class	7,838	6,620	1,218	7,124	5,853	1,271
VY® Pioneer High Yield Portfolio - Initial Class	1,701,331	2,179,299	(477,968)	6,473,942	6,010,825	463,117
VY® Pioneer High Yield Portfolio - Service Class	11,113	10,882	231	14,965	10,213	4,752
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	1,067	1,607	(540)	189	2,296	(2,107)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	7,760,490	8,333,627	(573,137)	2,837,157	4,215,240	(1,378,083)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	8,626	11,469	(2,843)	13,246	7,880	5,366
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	1,798	11,002	(9,204)	2,187	11,925	(9,738)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	5,284,139	4,836,273	447,866	4,188,100	4,567,469	(379,369)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	53,483	66,765	(13,282)	64,294	66,822	(2,528)
VY® Templeton Foreign Equity Portfolio - Adviser Class	476	5,303	(4,827)	1,523	10,449	(8,926)
VY® Templeton Foreign Equity Portfolio - Initial Class	4,485,585	5,230,598	(745,013)	4,962,045	5,609,164	(647,119)
VY® Templeton Foreign Equity Portfolio - Service Class	5,446	6,296	(850)	5,213	5,840	(627)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Series Fund, Inc.:						
Voya Core Equity Research Fund - Class A	—	6,742	(6,742)	2,997	3,357	(360)
Voya Corporate Leaders 100 Fund - Class I	173,091	20,461	152,630	—	—	—
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,278,211	1,467,535	(189,324)	1,635,167	1,730,309	(95,142)
Voya Strategic Allocation Growth Portfolio - Class I	1,103,257	1,263,818	(160,561)	733,966	947,155	(213,189)
Voya Strategic Allocation Moderate Portfolio - Class I	1,220,786	1,435,849	(215,063)	1,793,016	1,912,695	(119,679)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	661	10,772	(10,111)	2,688	12,564	(9,876)
Voya Growth and Income Portfolio - Class I	10,248,189	13,852,574	(3,604,385)	11,031,502	15,285,768	(4,254,266)
Voya Growth and Income Portfolio - Class S	7,985	7,927	58	9,136	5,506	3,630
Voya Variable Portfolios, Inc.:						
Voya Global Value Advantage Portfolio - Class I	31,635,125	21,338,534	10,296,591	—	—	—
Voya Global Value Advantage Portfolio - Class S	2,801,631	1,560,599	1,241,032	—	—	—
Voya Index Plus LargeCap Portfolio - Class I	3,618,370	4,488,270	(869,900)	5,670,660	6,341,918	(671,258)
Voya Index Plus LargeCap Portfolio - Class S	2,987	5,056	(2,069)	242	3,662	(3,420)
Voya Index Plus MidCap Portfolio - Class I	3,256,984	3,975,200	(718,216)	3,087,313	3,870,160	(782,847)
Voya Index Plus MidCap Portfolio - Class S	401	3,356	(2,955)	447	9,960	(9,513)
Voya Index Plus SmallCap Portfolio - Class I	2,237,117	2,617,497	(380,380)	2,285,303	2,736,124	(450,821)
Voya Index Plus SmallCap Portfolio - Class S	1,181	711	470	1,941	190	1,751
Voya International Index Portfolio - Class I	1,485,915	1,125,946	359,969	1,442,540	1,212,705	229,835
Voya International Index Portfolio - Class S	12	6	6	96	4	92
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,300,721	1,001,447	299,274	1,247,505	1,040,628	206,877
Voya Russell™ Large Cap Growth Index Portfolio - Class S	10,714	8,737	1,977	3,707	5,271	(1,564)
Voya Russell™ Large Cap Index Portfolio - Class I	1,484,267	894,120	590,147	1,191,493	530,711	660,782
Voya Russell™ Large Cap Index Portfolio - Class S	131,891	132,967	(1,076)	860,062	853,121	6,941
Voya Russell™ Large Cap Value Index Portfolio - Class I	11,340	8,429	2,911	4,113	4,437	(324)
Voya Russell™ Large Cap Value Index Portfolio - Class S	215,966	135,052	80,914	191,901	122,370	69,531
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	177,362	129,895	47,467	113,781	85,159	28,622
Voya Russell™ Mid Cap Index Portfolio - Class I	1,666,116	656,591	1,009,525	1,311,188	537,543	773,645
Voya Russell™ Small Cap Index Portfolio - Class I	727,100	374,914	352,186	616,523	323,247	293,276
Voya Small Company Portfolio - Class I	1,669,877	1,861,006	(191,129)	2,344,271	2,699,627	(355,356)
Voya Small Company Portfolio - Class S	874	84	790	1,051	1,771	(720)

				Year ended December 31		
	2015			**2014**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Variable Portfolios, Inc. (continued):						
Voya U.S. Bond Index Portfolio - Class I	529,320	441,103	88,217	406,227	201,011	205,216
Voya Variable Products Trust:						
Voya International Value Portfolio - Class I	—	3,643,713	(3,643,713)	2,519,394	2,881,169	(361,775)
Voya International Value Portfolio - Class S	—	11,639	(11,639)	495	5,528	(5,033)
Voya MidCap Opportunities Portfolio - Class I	2,118,456	2,154,346	(35,890)	1,507,301	1,180,261	327,040
Voya MidCap Opportunities Portfolio - Class S	16,825	24,157	(7,332)	24,674	31,150	(6,476)
Voya SmallCap Opportunities Portfolio - Class I	1,669,881	1,011,675	658,206	631,044	675,546	(44,502)
Voya SmallCap Opportunities Portfolio - Class S	558	1,272	(714)	1,542	438	1,104
Wanger Advisors Trust:						
Wanger International	1,179,851	1,301,599	(121,748)	873,333	703,951	169,382
Wanger Select	408,950	873,869	(464,919)	283,485	1,406,887	(1,123,402)
Wanger USA	522,396	680,432	(158,036)	396,744	729,662	(332,918)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	48,824	143,109	(94,285)	75,199	92,828	(17,629)
Washington Mutual Investors Fund[SM] - Class R-4	2,803,251	2,961,939	(158,688)	1,207,855	1,113,451	94,404
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	1,024	1,067	(43)	2,661	3,325	(664)
Wells Fargo Special Small Cap Value Fund - Class A	2,172,165	2,412,115	(239,950)	392,932	598,893	(205,961)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Growth and Income Fund - Class A													
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
2012		16	$12.65	to	$13.23	$201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
2011		16	$10.71	to	$11.32	$172	1.10%	0.60%	to	1.30%	4.18%	to	4.91%
AB VPS Growth and Income Portfolio - Class A													
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
2012		36	$13.33	to	$13.44	$476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
2011		41	$11.48	to	$11.57	$473	1.29%	1.15%	to	1.25%	5.03%	to	5.18%
Aberdeen International Equity Fund - Institutional Class													
2015	7/14/2015	249		$8.25		$2,052	(e)	-			(e)		
2014		(e)		(e)		(e)	(e)	(e)			(e)		
2013		(e)		(e)		(e)	(e)	(e)			(e)		
2012		(e)		(e)		(e)	(e)	(e)			(e)		
2011		(e)		(e)		(e)	(e)	(e)			(e)		
Invesco Floating Rate Fund - Class R5													
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%
2014	7/29/2014	3	$9.90	to	$9.92	$32	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)	(d)			(d)		
2012		(d)		(d)		(d)	(d)	(d)			(d)		
2011		(d)		(d)		(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2015		197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
2014		211	$17.86	to	$22.40	$4,057	-	0.15%	to	1.70%	2.73%	to	4.35%
2013		246	$17.35	to	$21.65	$4,574	-	0.15%	to	1.70%	27.06%	to	28.99%
2012		314	$13.63	to	$16.93	$4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
2011		371	$12.54	to	$15.49	$4,891	-	0.00%	to	1.70%	-7.81%	to	-6.25%
Invesco Small Cap Growth Fund - Class A													
2015		3		$23.79		$75	-		1.00%			-2.82%	
2014		4		$24.48		$90	-		1.00%			6.57%	
2013		2		$22.97		$38	-		1.00%			38.54%	
2012		2		$16.58		$26	-		1.00%			17.17%	
2011		2		$14.15		$32	-		1.00%			-2.28%	
Invesco International Growth Fund - Class R5													
2015		39		$11.62		$453	1.63%		0.85%			-3.09%	
2014		34		$11.99		$408	1.92%		0.95%			-0.75%	
2013		18		$12.08		$217	2.43%		0.95%			17.97%	
2012	11/30/2012	3		$10.24		$30	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Endeavor Fund - Class A													
2015		1	$16.77	to	$17.63	$11	-	0.45%	to	1.30%	-11.86%	to	-11.18%
2014		3	$19.14	to	$19.85	$51	-	0.45%	to	1.20%	6.77%	to	7.12%
2013		3	$17.86	to	$18.53	$63	-	0.45%	to	1.40%	26.22%	to	27.44%
2012		2	$14.15	to	$14.54	$36	(f)	0.45%	to	1.40%		(f)	
2011	7/19/2011	-		$12.26		-	(a)		0.75%			(a)	
Invesco Global Health Care Fund - Investor Class													
2015		4	$65.38	to	$71.47	$258	-	0.65%	to	1.50%	1.46%	to	2.32%
2014		6	$64.44	to	$70.86	$442	-	0.50%	to	1.50%	18.56%	to	19.76%
2013		6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%
2012		6	$38.71	to	$41.72	$234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%
2011		5	$32.54	to	$34.72	$176	0.56%	0.50%	to	1.50%	3.00%	to	3.49%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	8/6/2014	4	$9.71	to	$9.77	$35	(d)	0.40%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco American Value Fund - Class R5													
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	6/16/2014	21	$10.83	to	$10.86	$231	(d)	0.95%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Energy Fund - Class R5													
2015		2	$5.25	to	$5.29	$9	-	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	8/27/2014	-	$7.51	to	$7.53	-	(d)	1.05%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Small Cap Value Fund - Class A													
2015		12	$23.81	to	$26.22	$305	-	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	-	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	-	0.20%	to	1.75%	41.72%	to	43.25%
2012		8	$17.69	to	$18.65	$141	-	0.30%	to	1.75%	20.42%	to	22.13%
2011		5	$14.69	to	$15.27	$82	-	0.30%	to	1.75%	-9.82%	to	-8.45%
Invesco V.I. American Franchise Fund - Series I Shares													
2015		652	$14.92	to	$57.89	$26,133	-	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%
2012	4/27/2012	702	$9.77	to	$36.28	$19,755	(b)	0.00%	to	1.50%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
2012		3,096	$9.11	to	$16.08	$34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
2011		3,494	$8.08	to	$14.19	$34,790	0.97%	0.00%	to	1.95%		-2.01%	
Alger Capital Appreciation Fund - Class A													
2015		56	$20.76	to	$22.48	$1,225	-	0.20%	to	1.55%	5.39%	to	6.04%
2014		64	$20.24	to	$21.20	$1,335	-	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	-	0.25%	to	1.10%	34.20%	to	34.60%
2012	5/1/2012	35	$13.55	to	$13.93	$492	(b)	0.25%	to	1.20%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Alger Green Fund - Class A													
2015		176	$12.99	to	$22.54	$3,708	-	0.00%	to	1.50%	0.94%	to	2.45%
2014		181	$12.85	to	$22.00	$3,775	-	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	-	0.00%	to	1.50%	32.75%	to	34.72%
2012		135	$9.35	to	$15.58	$2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
2011		123	$8.25	to	$13.56	$1,622	-	0.00%	to	1.50%	-6.66%	to	-5.24%
AllianzGI NFJ Dividend Value Fund - Class A													
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
2012		13	$15.74	to	$15.91	$206	2.60%	0.70%	to	1.00%		12.83%	
2011		13	$13.95	to	$14.03	$179	2.29%	0.80%	to	1.00%		2.05%	
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	
2012		4		$9.00		$35	2.58%		0.80%			13.21%	
2011		374	$7.95	to	$8.19	$3,063	2.91%	0.00%	to	0.80%	1.02%	to	1.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
2012		20	$18.59	to	$20.50	$400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
2011		22	$17.13	to	$18.68	$395	1.51%	0.55%	to	1.65%	0.47%	to	1.52%
Amana Growth Fund - Investor Class													
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
2012		2,780	$11.55	to	$15.64	$35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
2011		2,411	$10.54	to	$14.07	$27,822	0.10%	0.00%	to	1.60%	-3.30%	to	-1.81%
Amana Income Fund - Investor Class													
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
2012		3,978	$11.79	to	$15.12	$51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
2011		3,336	$10.92	to	$13.94	$40,417	1.63%	0.00%	to	1.50%	0.45%	to	1.99%
American Balanced Fund® - Class R-3													
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
2012		396	$13.39	to	$15.37	$5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
2011		446	$11.95	to	$13.50	$5,726	1.88%	0.00%	to	1.55%	1.96%	to	3.45%
American Beacon Small Cap Value Fund - Investor Class													
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	05/16/2014	6	$10.60	to	$10.61	$64	(d)	0.95%	to	1.00%		(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	
2011		(d)	(d)			(d)	(d)	(d)				(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class													
2015		2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
2014		2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013		2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
2012		4,134	$12.79	to	$13.71	$54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
2011		3,484	$12.22	to	$12.85	$43,588	3.98%	0.00%	to	1.90%	10.89%	to	13.02%
American Century Investments® Income & Growth Fund - A Class													
2015		590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%
2014		636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013		624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
2012		552	$11.52	to	$36.79	$6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
2011		523	$10.19	to	$31.52	$5,331	1.36%		1.00%		1.70%	to	1.71%
Fundamental Investors[SM] - Class R-3													
2015		92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
2014		149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013		143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
2012		116	$9.85	to	$10.59	$1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
2011		123	$8.57	to	$9.06	$1,093	1.48%	0.00%	to	1.55%	-3.71%	to	-2.27%
Fundamental Investors[SM] - Class R-4													
2015		4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
2014		4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013		3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
2012		3,619	$10.01	to	$10.73	$37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
2011		3,649	$8.68	to	$9.17	$32,351	1.71%	0.00%	to	1.50%	-3.34%	to	-1.93%
American Mutual Fund® - Class R-4													
2015		193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
2014		127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013		59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%
2012		5	$11.58	to	$11.74	$61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%
2011	07/21/2011	1	$10.47	to	$10.54	$6	(a)	0.75%	to	1.40%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ariel Appreciation Fund - Investor Class													
2015		26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
2014		30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
2013		35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
2012		59	$13.38	to	$15.02	$866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
2011		55	$11.43	to	$12.66	$679	0.40%	0.60%	to	1.90%	-9.07%	to	-8.08%
Ariel Fund - Investor Class													
2015		614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
2014		590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
2013		571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
2012		258	$11.93	to	$18.86	$3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
2011		286	$10.06	to	$15.99	$3,064	0.25%	0.00%	to	1.70%	-12.80%	to	-11.35%
Artisan International Fund - Investor Shares													
2015		1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
2014		1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
2013		885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
2012		537	$9.00	to	$15.91	$5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
2011		354	$7.29	to	$12.80	$2,674	1.43%	0.00%	to	1.50%	-8.65%	to	-7.23%
Aston/Fairpointe Mid Cap Fund - Class N													
2015		2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
2014		2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
2013		1,924	$14.21	to	$18.57	$33,435	-	0.00%	to	1.50%	42.35%	to	44.51%
2012		712	$9.93	to	$12.85	$8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
2011		512	$10.77	to	$11.04	$5,556	0.24%	0.00%	to	1.50%	-7.87%	to	-6.79%
BlackRock Equity Dividend Fund - Investor A Shares													
2015		69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
2014		92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
2013		84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%
2012		74	$13.39	to	$14.01	$1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%
2011		39	$12.26	to	$12.49	$487	2.09%	0.25%	to	1.25%		4.75%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2015	12/7/2015	17	$10.07	to	$10.15	$171	(e)	0.10%	to	1.25%	(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2015	5/5/2015	1,241	$10.04	to	$10.14	$12,497	(e)	0.00%	to	1.50%	(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares													
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	8/5/2014	2	$10.24	to	$10.30	$21	(d)	0.40%	to	1.40%	(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
2011		(d)		(d)		(d)	(d)		(d)		(d)		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
2012		556	$17.00	to	$17.96	$9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
2011		478	$15.25	to	$15.91	$7,480	0.42%	0.00%	to	1.50%	-2.06%	to	-0.56%
Bond Fund of America[SM] - Class R-4													
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%
2012		942	$11.36	to	$12.18	$10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%
2011		831	$10.89	to	$11.50	$9,219	3.28%	0.00%	to	1.50%	4.91%	to	6.48%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
2013		1,917	$12.44	to	$41.44	$52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
2012		1,973	$10.64	to	$35.53	$46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
2011		2,054	$9.72	to	$32.50	$44,041	1.30%	0.00%	to	1.50%	2.98%	to	4.61%
Capital Income Builder® - Class R-4													
2015	5/21/2015	35	$9.28	to	$9.34	$330	(e)	0.40%	to	1.50%		(e)	
2014		(e)	(e)			(e)	(e)	(e)				(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
Capital World Growth & Income Fund[SM] - Class R-3													
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
2013		37	$17.80	to	$18.87	$685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
2012		35	$14.48	to	$15.15	$513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
2011		33	$12.34	to	$12.69	$415	2.06%	0.20%	to	1.25%	-9.00%	to	-8.04%
Cohen & Steers Realty Shares, Inc.													
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%
2013		220	$10.93	to	$11.37	$2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
2012		197	$10.76	to	$11.03	$2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
2011	5/13/2011	71	$9.44	to	$9.52	$677	(a)	0.25%	to	1.50%		(a)	
Columbia[SM] Acorn® Fund - Class A													
2015		3	$18.11	to	$18.33	$47	-	0.80%	to	1.00%	-2.84%	to	-2.66%
2014		5	$18.64	to	$18.92	$100	-	0.70%	to	1.00%	-0.48%	to	-0.26%
2013		5	$18.40	to	$18.88	$103	-	0.80%	to	1.45%	28.67%	to	29.39%
2012		6	$14.30	to	$14.53	$85	-	0.90%	to	1.45%	15.88%	to	16.52%
2011		6	$12.34	to	$12.47	$69	-	0.90%	to	1.45%		-5.98%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class Z													
2015		-		$14.93		$7	-		1.25%			-2.74%	
2014		4		$15.35		$58	-		1.25%			-0.45%	
2013		4		$15.42		$54	-		1.25%			29.25%	
2012		3		$11.93		$39	-		1.25%			16.50%	
2011		1,012	$10.24	to	$10.72	$10,848	0.32%	0.00%	to	1.25%	-5.80%	to	-4.63%
Columbia Mid Cap Value Fund - Class A													
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
2012		388	$10.32	to	$10.98	$4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
2011		413	$9.00	to	$9.45	$3,805	0.57%	0.25%	to	1.60%	-5.74%	to	-4.55%
Columbia Mid Cap Value Fund - Class Z													
2015		-		$15.30		$2	-		0.80%			-5.73%	
2014		-		$16.23		$2	-		0.80%			11.47%	
2013		-		$14.56		$2	-		0.80%			34.32%	
2012		-		$10.84		$1	0.75%		0.80%			15.94%	
2011		557	$9.35	to	$9.63	$5,363	1.04%	0.00%	to	0.80%	-4.79%	to	-3.99%
CRM Mid Cap Value Fund - Investor Shares													
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
2012		15	$14.83	to	$15.55	$232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
2011		16	$12.93	to	$13.28	$216	0.46%	0.45%	to	1.45%	-8.33%	to	-7.59%
Davis Financial Fund - Class Y													
2015		-	$10.57	to	$10.61	$1	-	0.75%	to	1.05%	0.86%	to	1.14%
2014	8/28/2014	-		$10.48		-	(d)		0.95%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Diversified Income Fund - Class A													
2015		443	$10.07			$4,464	3.65%	0.85%			-1.95%		
2014		434	$10.27			$4,462	3.65%	0.95%			4.16%		
2013		191	$9.86			$1,887	4.09%	0.95%			-2.38%		
2012	9/14/2012	79	$10.10			$801	(b)	0.95%			(b)		
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Delaware Smid Cap Growth Fund - Institutional Class													
2015	7/14/2015	140	$10.10			$1,410	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
Delaware Small Cap Value Fund - Class A													
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	5/10/2013	9	$12.03	to	$12.11	$109	(c)	0.25%	to	1.25%		(c)	
2012		(c)	(c)			(c)	(c)	(c)			(c)		
2011		(c)	(c)			(c)	(c)	(c)			(c)		
Deutsche Small Cap Growth Fund - Class S													
2015		3	$10.58	to	$10.76	$27	-	0.40%	to	1.40%	-3.64%	to	-2.62%
2014	8/15/2014	2	$10.98	to	$11.00	$24	(d)	1.05%	to	1.40%		(d)	
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2015	7/16/2015	3	$9.79			$34	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		

	Fund Inception DateA	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income RatioB	Expense RatioC (lowest to highest)			Total ReturnD (lowest to highest)		
Emerging Markets Core Equity Portfolio - Institutional Class													
2015	07/06/2015	23	$8.25			$186	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
U.S. Targeted Value Portfolio - Institutional Class													
2015	07/14/2015	267	$9.03			$2,412	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
Dodge & Cox International Stock Fund													
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
2012		19	$11.48	to	$11.88	$224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
2011		14	$9.69	to	$9.89	$136	(f)	0.75%	to	1.85%	(f)		
Dodge & Cox Stock Fund													
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%	38.03%		
2012		2	$12.99	to	$13.16	$28	(f)	1.35%	to	1.80%	(f)		
2011	01/10/2011	2	$10.86	to	$10.98	$24	(a)	1.15%	to	1.70%	(a)		
Deutsche Equity 500 Index Fund - Class S													
2015		34	$22.91			$783	1.57%	1.00%			0.09%		
2014		33	$22.89			$746	1.83%	1.00%			12.15%		
2013		33	$20.41			$676	1.89%	1.00%			30.67%		
2012		31	$15.62			$491	2.02%	1.00%			14.43%		
2011		29	$13.65			$400	1.86%	1.00%			0.89%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Eaton Vance Large-Cap Value Fund - Class R													
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%
2012		7	$14.13	to	$14.69	$98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
2011		4	$12.29	to	$12.74	$46	2.38%	0.20%	to	1.55%	-5.26%	to	-4.93%
EuroPacific Growth Fund® - Class R-3													
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
2012		494	$16.16	to	$18.56	$8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
2011		649	$13.81	to	$15.61	$9,736	1.18%	0.00%	to	1.55%	-15.17%	to	-13.85%
EuroPacific Growth Fund® - Class R-4													
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
2012		15,728	$8.91	to	$18.86	$268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
2011		16,297	$7.54	to	$15.82	$235,342	1.54%	0.00%	to	1.50%	-14.91%	to	-13.60%
Fidelity Advisor® New Insights Fund - Class I													
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	-	0.40%	to	1.95%	30.13%	to	32.15%
2012		34	$13.44	to	$14.06	$465	-	0.40%	to	1.95%	14.15%	to	15.72%
2011		22	$11.82	to	$12.15	$259	(f)	0.40%	to	1.85%		(f)	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2015		8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%
2012		11,678	$9.38	to	$32.52	$264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%
2011		13,226	$8.07	to	$28.04	$256,279	2.48%	0.00%	to	1.95%	-0.94%	to	1.01%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class												
2015	9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
2014	10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
2013	10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
2012	11,796	$9.10	to	$30.59	$225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
2011	12,717	$8.01	to	$26.98	$214,512	0.38%	0.00%	to	1.80%	-1.49%	to	0.18%
Fidelity® VIP High Income Portfolio - Initial Class												
2015	732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%
2014	812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
2013	759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
2012	852	$14.20	to	$15.24	$12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
2011	770	$12.55	to	$13.54	$9,729	6.80%	0.95%	to	1.50%	2.42%	to	3.04%
Fidelity® VIP Overseas Portfolio - Initial Class												
2015	1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
2014	1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
2013	1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
2012	1,924	$7.61	to	$20.76	$29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
2011	2,181	$6.36	to	$17.19	$27,985	1.44%	0.00%	to	1.50%	-18.39%	to	-17.16%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2015	28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%
2014	32,591	$14.21	to	$60.97	$1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
2013	34,517	$12.81	to	$54.32	$1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
2012	36,247	$9.84	to	$41.86	$1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
2011	37,831	$8.53	to	$36.35	$988,331	1.03%	0.00%	to	1.95%	-4.39%	to	-2.54%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2015	3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
2014	3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
2013	3,904	$39.21	to	$39.37	$153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%
2012	3,845	$29.93	to	$30.12	$115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%
2011	3,936	$26.07	to	$26.27	$103,342	1.98%	0.95%	to	1.00%	1.04%	to	1.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2015		-	$16.71			$3	(f)	1.25%			(f)		
2014		1,283	$22.96			$29,464	0.26%	-			6.30%		
2013		1,290	$21.60			$27,855	0.52%	-			36.19%		
2012		1,299	$15.86			$20,599	0.66%	-			14.84%		
2011		1,311	$13.81			$18,110	0.26%	-			-10.61%		
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%	-1.04%		
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	$23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
2012		905	$24.83	to	$24.99	$22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
2011		930	$22.29	to	$22.46	$20,844	2.01%	0.95%	to	1.00%	-3.52%	to	-3.46%
Franklin Mutual Global Discovery Fund - Class R													
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	$2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
2012		131	$10.55	to	$19.27	$2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
2011		171	$15.28	to	$17.07	$2,800	1.26%	0.15%	to	1.55%	-4.68%	to	-3.42%
Franklin Biotechnology Discovery Fund - Advisor Class													
2015		21	$11.38	to	$14.85	$304	-	0.40%	to	1.25%	4.46%	to	5.32%
2014	9/10/2014	7	$10.88	to	$14.12	$97	(d)	0.95%	to	1.25%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
Franklin Natural Resources Fund - Advisor Class													
2015		1	$5.21	to	$5.25	$5	-	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	8/27/2014	-	$7.30	to	$7.31	$3	(d)	1.15%	to	1.40%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A													
2015		13	$19.99	to	$23.20	$287	-	0.20%	to	1.45%	-3.38%	to	-2.15%
2014		14	$20.69	to	$23.71	$306	-	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	-	0.20%	to	1.75%	36.60%	to	38.30%
2012		36	$14.29	to	$15.98	$553	-	0.20%	to	1.45%	9.17%	to	10.59%
2011		49	$12.78	to	$14.45	$673	-	0.20%	to	1.75%	-6.58%	to	-5.57%
Franklin Small Cap Value VIP Fund - Class 2													
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
2012		5,113	$11.56	to	$24.11	$110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
2011		5,934	$9.85	to	$20.36	$109,148	0.70%	0.00%	to	1.75%	-5.40%	to	-3.71%
Goldman Sachs Growth Opportunities Fund - Class IR													
2015		1	$10.54	to	$10.68	$9	-	0.40%	to	1.25%	-6.56%	to	-5.82%
2014	8/27/2014	-	$11.28	to	$11.29	$3	(d)	1.10%	to	1.25%			(d)
2013		(d)	(d)			(d)	(d)	(d)					(d)
2012		(d)	(d)			(d)	(d)	(d)					(d)
2011		(d)	(d)			(d)	(d)	(d)					(d)
Growth Fund of America® - Class R-3													
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
2012		847	$11.56	to	$15.78	$12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
2011		1,165	$9.71	to	$13.13	$14,365	0.34%	0.00%	to	1.55%	-6.60%	to	-5.13%
Growth Fund of America® - Class R-4													
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%
2012		19,382	$9.90	to	$16.17	$287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%
2011		21,865	$8.28	to	$13.42	$271,700	0.64%	0.00%	to	1.50%	-6.27%	to	-4.82%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2015		-	$17.46			-	-		0.65%			0.69%	
2014		-	$17.34			-	-		0.65%			6.64%	
2013		-	$16.26			-	-		0.65%			40.78%	
2012		14	$11.55			$159	0.60%		0.65%			19.44%	
2011		18	$9.67			$173	1.65%		0.65%			-15.77%	
The Hartford Dividend And Growth Fund - Class R4													
2015		-	$17.84			$5	-		0.65%			-2.14%	
2014		-	$18.23			$5	-		0.65%			11.64%	
2013		-	$16.33			$4	3.02%		0.65%			30.12%	
2012		21	$12.55			$261	1.38%		0.65%			12.15%	
2011		2	$11.19			$28	-		0.65%			0.27%	
Income Fund of America® - Class R-3													
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
2012		129	$14.22	to	$16.33	$1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
2011		153	$13.10	to	$14.63	$2,121	3.64%	0.00%	to	1.40%	3.72%	to	5.18%
Ivy Science and Technology Fund - Class Y													
2015		180	$10.33	to	$10.56	$1,869	-	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	08/15/2014	3	$10.84	to	$10.85	$31	(d)	0.95%	to	1.15%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2015		3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
2014		3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
2013		3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
2012		4	$25.63	to	$40.04	$174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
2011		4	$22.71	to	$35.79	$151	2.55%	0.40%	to	1.40%	0.23%	to	1.11%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2015		5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
2014		6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
2013		7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
2012		11	$22.19	to	$35.53	$365	-	0.45%	to	1.50%	15.58%	to	16.74%
2011		11	$19.05	to	$30.67	$322	-	0.40%	to	1.50%	-2.91%	to	-1.84%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
2015		1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
2014		1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
2013		1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
2012		1	$21.52	to	$31.52	$40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
2011		2	$20.09	to	$29.46	$65	7.63%	0.50%	to	1.50%	5.15%	to	6.19%
Janus Aspen Series Global Research Portfolio - Institutional Shares													
2015		3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
2014		4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
2013		6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
2012		6	$12.10	to	$23.33	$135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
2011		6	$10.15	to	$19.68	$114	0.72%	0.40%	to	1.50%	-15.03%	to	-14.08%
Janus Aspen Series Janus Portfolio - Institutional Shares													
2015		3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
2014		3	$14.52	to	$35.95	$82	-	0.50%	to	1.25%	11.61%	to	12.40%
2013		3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%
2012		4	$10.04	to	$24.98	$70	-	0.50%	to	1.40%	16.99%	to	18.06%
2011		4	$8.54	to	$21.31	$57	-	0.50%	to	1.40%	-6.62%	to	-5.81%
JPMorgan Equity Income Fund - Select Class													
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	8/11/2014	6	$11.00	to	$11.03	$68	(d)	0.95%	to	1.25%		(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	
2011		(d)	(d)			(d)	(d)	(d)				(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Government Bond Fund - Select Class													
2015		96	$10.04			$962	1.87%	0.85%			0.20%		
2014		42	$10.02			$426	1.50%	0.95%			4.59%		
2013		25	$9.58			$242	5.56%	0.95%			-4.58%		
2012	11/5/2012	1	$10.04			$10	(b)	0.95%			(b)		
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Lazard Emerging Markets Equity Portfolio - Open Shares													
2015		-	$9.27			-	-	0.70%			-20.90%		
2014		-	$11.72			-	(f)	0.70%			(f)		
2013	9/25/2013	-	$12.30			-	(c)	0.80%			(c)		
2012		-	(c)			-	(c)	-			(c)		
2011		(c)	(c)			(c)	(c)	(c)			(c)		
Lazard U.S. Mid Cap Equity Portfolio - Open Shares													
2015		419	$11.75	to	$14.07	$5,196	0.06%	0.00%	to	1.50%	-4.63%	to	-3.18%
2014		322	$12.32	to	$14.54	$4,184	0.22%	0.00%	to	1.50%	12.20%	to	13.95%
2013		339	$10.98	to	$12.76	$3,922	0.29%	0.00%	to	1.50%	30.71%	to	32.57%
2012		571	$8.40	to	$9.63	$5,049	0.07%	0.00%	to	1.50%	3.83%	to	5.48%
2011		452	$8.09	to	$9.13	$3,793	0.03%	0.00%	to	1.50%	-7.22%	to	-5.86%
ClearBridge Aggressive Growth Fund - Class I													
2015		34	$10.43	to	$10.63	$356	-	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	8/15/2014	9	$11.02	to	$11.10	$96	(d)	0.10%	to	1.25%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
LKCM Aquinas Growth Fund													
2015		27	$14.05	to	$16.25	$375	-	0.90%	to	1.25%	0.93%	to	1.30%
2014		25	$13.87			$348	-	0.90%			0.36%		
2013		30	$13.82			$411	-	0.90%			25.64%		
2012		31	$11.00			$337	-	0.90%			9.45%		
2011		29	$10.05			$291	-	0.90%			0.60%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
2012		838	$12.29	to	$13.17	$10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
2011		668	$10.75	to	$11.35	$7,314	-	0.00%	to	1.50%	-3.24%	to	-1.82%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	5/19/2014	37	$9.99	to	$10.01	$373	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Loomis Sayles Value Fund - Class Y													
2015		1	$10.21	to	$10.31	$10	-	0.65%	to	1.25%	-5.38%	to	-4.80%
2014	9/29/2014	-		$10.81		-	(d)		0.95%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Lord Abbett Developing Growth Fund - Class A													
2015		12	$21.46	to	$23.24	$277	-	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	-	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	-	0.20%	to	1.60%	54.74%	to	56.86%
2012		6	$15.18	to	$15.81	$93	-	0.20%	to	1.60%	8.85%	to	9.75%
2011		5	$13.96	to	$14.26	$77	-	0.55%	to	1.65%		-2.55%	
Lord Abbett Core Fixed Income Fund - Class A													
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%
2012		5	$10.97	to	$11.13	$59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%
2011		5	$10.52	to	$10.61	$51	3.64%	0.90%	to	1.45%		3.93%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Mid Cap Stock Fund - Class A													
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
2012		63	$13.75	to	$17.02	$960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
2011		102	$11.90	to	$15.01	$1,343	0.14%	0.55%	to	1.75%	-5.63%	to	-4.54%
Lord Abbett Small Cap Value Fund - Class A													
2015		45	$23.78	to	$26.94	$1,178	-	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	-	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	-	0.55%	to	1.60%	31.57%	to	32.92%
2012		60	$18.53	to	$20.35	$1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
2011		63	$17.03	to	$18.50	$1,138	-	0.55%	to	1.60%	-6.12%	to	-5.20%
Lord Abbett Fundamental Equity Fund - Class A													
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
2012		12	$12.57	to	$13.09	$158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
2011	3/16/2011	4	$11.52	to	$11.85	$45	(a)	0.20%	to	1.65%		(a)	
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%
2012		6,044	$9.65	to	$18.71	$95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%
2011		6,523	$8.50	to	$16.51	$90,948	0.21%	0.00%	to	1.50%	-5.45%	to	-4.07%
MainStay Large Cap Growth Fund - Class R3													
2015		-	$21.93			$2	-	-				5.58%	
2014		-	$20.77			$2	-	-				9.89%	
2013		34	$18.90			$637	-	-				35.97%	
2012	2/15/2012	31	$13.90			$424	(b)	-				(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Massachusetts Investors Growth Stock Fund - Class A													
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
2012		49	$13.52	to	$15.05	$718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
2011		33	$12.20	to	$12.95	$428	0.50%	0.60%	to	1.35%	0.16%	to	0.55%
Metropolitan West Total Return Bond Fund - Class I													
2015	7/14/2015	368		$9.88		$3,636	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Metropolitan West Total Return Bond Fund - Class M													
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%		-1.58%	
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	5/15/2013	358	$9.71	to	$9.77	$3,490	(c)	0.30%	to	1.25%		(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
MFS® New Discovery Fund - Class R3													
2015		4	$10.19	to	$10.24	$38	-	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	8/13/2014	-	$10.55	to	$10.57	$1	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
MFS® International Value Fund - Class R3													
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	8/15/2014	1	$9.77	to	$9.78	$13	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Neuberger Berman Genesis Fund - Trust Class													
2015		29	$16.83	to	$18.10	$509	-	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	-	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
2012		7	$12.94	to	$13.39	$95	-	0.35%	to	1.75%		8.44%	
2011	3/8/2011	5	$11.99	to	$12.15	$66	(a)	0.85%	to	1.80%		(a)	
Neuberger Berman Socially Responsive Fund - Institutional Class													
2015	7/15/2015	38		$10.17		$385	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
2012		779	$10.12	to	$11.95	$8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
2011		1,002	$9.22	to	$10.81	$10,377	0.73%	0.00%	to	1.90%	-4.81%	to	-3.07%
New Perspective Fund® - Class R-3													
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%
2012		122	$15.94	to	$18.14	$2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%
2011		236	$13.33	to	$15.07	$3,477	0.67%	0.00%	to	1.55%	-9.32%	to	-7.89%
New Perspective Fund® - Class R-4													
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
2012		5,050	$10.22	to	$18.95	$88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
2011		4,619	$8.77	to	$15.69	$67,062	1.04%	0.00%	to	1.50%	-8.98%	to	-7.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
New World Fund® - Class R-4													
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	8/13/2014	3	$9.46	to	$9.53	$27	(d)	0.10%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Nuveen Global Infrastructure Fund - Class I													
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	5/15/2014	115	$10.45	to	$10.46	$1,197	(d)	1.00%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Nuveen U.S. Infrastructure Bond Fund - Class I													
2015		41	$20.05	to	$20.44	$835	7.51%	0.25%	to	1.40%	-2.95%	to	-1.83%
2014	6/23/2014	10	$20.68	to	$20.75	$204	(d)	0.70%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer Capital Appreciation Fund - Class A													
2015		5	$16.84	to	$17.56	$85	-	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	-	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	-	0.60%	to	1.20%	27.79%	to	28.50%
2012		44	$11.27	to	$12.00	$520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
2011		39	$10.05	to	$10.62	$400	0.23%	0.60%	to	1.30%	-2.80%	to	-2.12%
Oppenheimer Developing Markets Fund - Class A													
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%
2012		4,295	$11.29	to	$85.45	$275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%
2011		4,737	$9.42	to	$70.71	$259,497	1.67%	0.00%	to	1.75%	-19.52%	to	-18.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
2012	9/4/2012	3,248	$10.89	to	$10.91	$35,375	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Oppenheimer Gold & Special Minerals Fund - Class A													
2015		6	$3.66	to	$3.99	$24	-	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	-	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	-	0.20%	to	1.75%	-48.60%	to	-47.88%
2012		1	$11.40	to	$11.82	$16	(f)	0.20%	to	1.45%		(f)	
2011		1	$12.79	to	$12.89	$7	(f)	0.80%	to	1.20%		(f)	
Oppenheimer International Bond Fund - Class A													
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
2012		11	$11.49	to	$11.74	$128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
2011		13	$10.50	to	$10.65	$134	6.49%	0.80%	to	1.55%	-1.77%	to	-1.12%
Oppenheimer International Growth Fund - Class Y													
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	7/15/2014	1	$9.09	to	$9.11	$10	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2015		15	$11.07	to	$11.15	$163	-	0.95%	to	1.40%	13.54%	to	14.12%
2014	8/1/2014	1	$9.75	to	$9.77	$12	(d)	0.95%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2015		2	$7.59	to	$15.39	$15	-	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	-	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	-	1.25%	to	1.50%	33.78%	to	34.26%
2012		5	$5.18	to	$10.42	$41	-	1.25%	to	1.50%	14.86%	to	15.01%
2011		2	$4.51	to	$9.06	$11	-	1.25%	to	1.50%	-0.44%	to	-0.11%
Oppenheimer Global Fund/VA													
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%
2012		9	$15.16	to	$28.15	$226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
2011		10	$12.73	to	$23.58	$207	1.23%	0.40%	to	1.80%	-9.97%	to	-8.76%
Oppenheimer Global Strategic Income Fund/VA													
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
2012		5	$20.58	to	$22.66	$109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
2011		5	$18.36	to	$20.08	$106	3.67%	0.60%	to	1.25%	-0.38%	to	0.25%
Oppenheimer Main Street Fund®/VA													
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
2012		7	$9.81	to	$11.19	$67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%
2011		8	$8.52	to	$9.69	$65	1.44%	1.25%	to	1.50%	-1.50%	to	-1.32%
Oppenheimer Main Street Small Cap Fund®/VA													
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
2012		718	$11.06	to	$17.24	$10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
2011		711	$9.46	to	$14.76	$9,234	0.64%	0.00%	to	1.50%	-3.62%	to	-2.21%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Parnassus Core Equity Fund[SM] - Investor Shares													
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
2012		59	$10.04	to	$16.12	$622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
2011	9/28/2011	3		$14.03		$42	(a)		1.25%			(a)	
Pax World Balanced Fund - Individual Investor Class													
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
2012		3,574	$9.88	to	$14.64	$46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
2011		4,035	$8.96	to	$13.16	$47,486	1.30%	0.00%	to	1.60%	-3.31%	to	-1.79%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014	6/30/2014	2	$7.36	to	$7.38	$14	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
PIMCO Real Return Portfolio - Administrative Class													
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%
2012		16,021	$14.33	to	$17.87	$260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%
2011		13,442	$13.30	to	$16.43	$201,912	5.14%	0.00%	to	1.60%	9.90%	to	11.69%
Pioneer Equity Income Fund - Class Y													
2015		726		$14.21		$10,306	2.05%		0.85%			-0.28%	
2014		592		$14.25		$8,438	2.94%		0.95%			12.12%	
2013		358		$12.71		$4,551	2.90%		0.95%			28.00%	
2012	9/17/2012	111		$9.93		$1,099	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield Fund - Class A													
2015		102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
2012		133	$14.79	to	$16.98	$2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
2011		303	$13.09	to	$14.80	$4,359	5.30%	0.20%	to	1.75%	-3.47%	to	-1.92%
Pioneer Strategic Income Fund - Class A													
2015		94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
2012		124	$11.90	to	$12.39	$1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
2011	5/9/2011	22	$10.98	to	$11.16	$248	(a)	0.20%	to	1.05%		(a)	
Pioneer Emerging Markets VCT Portfolio - Class I													
2015		1,218	$4.88	to	$6.76	$7,599	4.43%	0.00%	to	1.60%	-16.76%	to	-15.29%
2014		1,392	$5.82	to	$7.98	$10,371	0.74%	0.00%	to	1.60%	-13.99%	to	-12.31%
2013		1,506	$6.71	to	$9.13	$12,937	1.12%	0.00%	to	1.60%	-3.52%	to	-1.93%
2012		1,799	$6.91	to	$9.31	$15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
2011		2,217	$6.23	to	$8.32	$17,672	0.28%	0.00%	to	1.60%	-24.59%	to	-23.35%
Pioneer Equity Income VCT Portfolio - Class I													
2015		3		$21.24		$56	3.08%		1.05%			-0.56%	
2014	10/6/2014	-		$21.36		$9	(d)		1.05%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Pioneer High Yield VCT Portfolio - Class I													
2015		1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%
2012		1,725	$13.24	to	$17.39	$27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
2011		1,673	$11.51	to	$14.89	$23,415	5.53%	0.00%	to	1.50%	-3.16%	to	-1.66%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Prudential Jennison Utility Fund - Class Z													
2015		5	$8.58	to	$9.26	$42	3.08%	0.95%	to	1.25%	-13.55%	to	-13.32%
2014	8/14/2014	2	$9.91	to	$10.70	$23	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Columbia Diversified Equity Income Fund - Class K													
2015		740	$12.81	to	$14.37	$9,975	1.93%	0.00%	to	1.50%	-3.68%	to	-2.24%
2014		789	$13.30	to	$14.70	$10,975	1.26%	0.00%	to	1.50%	10.10%	to	11.79%
2013		759	$12.08	to	$13.15	$9,524	1.54%	0.00%	to	1.50%	28.78%	to	30.85%
2012		742	$9.38	to	$10.05	$7,180	2.27%	0.00%	to	1.50%	13.29%	to	14.99%
2011		691	$8.28	to	$8.74	$5,863	1.73%	0.00%	to	1.50%	-6.44%	to	-5.10%
Columbia Diversified Equity Income Fund - Class R4													
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
2014		8	$13.99	to	$14.46	$114	(f)	0.10%	to	0.60%		(f)	
2013		10	$12.65	to	$12.91	$122	1.90%	0.15%	to	0.50%		30.93%	
2012		9	$9.56	to	$9.86	$88	2.56%	0.15%	to	0.80%	13.81%	to	14.65%
2011		8	$8.40	to	$8.60	$68	0.88%	0.15%	to	0.80%	-6.25%	to	-5.70%
Royce Total Return Fund - K Class													
2015		-		$16.40		$2	-		1.40%			-8.84%	
2014		-		$17.99		$2	-		1.40%			-0.39%	
2013		-		$18.06		$2	-		1.40%			30.40%	
2012		-		$13.85		$1	(f)		1.40%			(f)	
2011	11/30/2011	-		$12.31		-	(a)		1.30%			(a)	
Ave Maria Rising Dividend Fund													
2015	9/15/2015	48	$9.12	to	$9.20	$437	(e)	0.25%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

284

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2015		1,064	$13.29	to	$14.90	$14,703	-	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	-	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	-	0.00%	to	1.50%	27.43%	to	29.40%
2012		755	$10.28	to	$11.02	$7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
2011		764	$8.55	to	$9.03	$6,672	0.38%	0.00%	to	1.50%	-15.60%	to	-14.33%
T. Rowe Price Institutional Large-Cap Growth Fund													
2015	7/14/2015	358		$11.13		$3,984	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
2012		44	$16.61	to	$18.49	$777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
2011		42	$14.15	to	$15.55	$625	0.42%	0.10%	to	1.30%	-6.48%	to	-5.41%
T. Rowe Price Value Fund - Advisor Class													
2015		14		$17.79		$254	1.37%		1.00%			-2.95%	
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
2012		19		$12.07		$226	1.50%		1.00%			17.99%	
2011		17		$10.23		$173	1.19%		1.00%			-3.13%	
TCW Total Return Bond Fund - Class N													
2015	9/11/2015	249	$9.90	to	$10.00	$2,471	(e)	0.00%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Foreign Fund - Class A													
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
2012		77	$9.79	to	$15.76	$1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
2011		84	$11.94	to	$13.34	$1,088	2.74%	0.35%	to	1.75%	-14.22%	to	-13.04%
Templeton Global Bond Fund - Advisor Class													
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
2012	9/4/2012	3,507	$10.56	to	$10.57	$37,035	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Templeton Global Bond Fund - Class A													
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
2012		8,916	$10.72	to	$35.09	$204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
2011		9,995	$9.37	to	$30.30	$209,387	6.17%	0.95%	to	1.50%	-3.81%	to	-2.38%
Third Avenue Real Estate Value Fund - Institutional Class													
2015		2	$9.99	to	$10.05	$19	-	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	8/27/2014	-	$10.49	to	$10.50	$4	(d)	0.95%	to	1.15%		(d)	
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
Thornburg International Value Fund - Class R4													
2015		4	$12.98	to	$13.41	$51	-	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	-	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	-	0.60%	to	1.35%		13.73%	
2012		3	$11.58	to	$11.73	$34	(f)	0.90%	to	1.35%		(f)	
2011	1/10/2011	5	$10.28	to	$10.31	$55	(a)	0.60%	to	0.75%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Touchstone Value Fund - Institutional Class													
2015	7/14/2015	160	$9.94			$1,586	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
USAA Precious Metals and Minerals Fund - Adviser Shares													
2015		2,989	$2.36	to	$2.53	$7,214	-	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	-	0.00%	to	1.50%	-52.19%	to	-51.42%
2012		1,062	$7.55	to	$7.74	$8,081	-	0.00%	to	1.50%	-13.42%	to	-12.05%
2011	5/11/2011	552	$8.71	to	$8.80	$4,823	(a)	0.00%	to	1.50%		(a)	
Diversified Value Portfolio													
2015		6	$18.20	to	$20.57	$116	2.59%	0.95%	to	2.00%	-4.36%	to	-3.38%
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
2012		6	$13.94	to	$15.27	$87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
2011		6	$12.21	to	$13.23	$82	2.38%	0.95%	to	2.00%	1.92%	to	2.96%
Equity Income Portfolio													
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
2012		29	$14.46	to	$15.64	$446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%
2011		25	$13.01	to	$14.00	$351	2.45%	1.05%	to	2.00%	8.06%	to	9.08%
Small Company Growth Portfolio													
2015		1	$20.64	to	$23.33	$26	-	0.95%	to	2.00%	-4.67%	to	-3.67%
2014		1	$21.65	to	$24.22	$24	-	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	-	0.95%	to	2.00%	43.64%	to	45.18%
2012		2	$14.87	to	$16.29	$25	-	0.95%	to	2.00%	12.40%	to	13.60%
2011		6	$13.23	to	$14.34	$92	-	0.95%	to	2.00%	-0.68%	to	0.35%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Integrity Small-Cap Value Fund - Class Y													
2015		5	$9.89	to	$10.08	$45	-	0.10%	to	1.25%	-7.83%	to	-6.75%
2014	8/22/2014	1	$10.75	to	$10.81	$6	(d)	0.10%	to	0.95%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2015		1	$18.66	to	$19.10	$28	-	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	-	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	-	0.80%	to	1.25%	30.92%	to	31.05%
2012		1	$13.81	to	$14.07	$13	-	0.60%	to	1.25%		11.23%	
2011	2/8/2011	-		$12.65		$1	(a)		0.60%			(a)	
Voya Balanced Portfolio - Class I													
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
2012		12,021	$10.53	to	$42.33	$305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%
2011		13,209	$9.35	to	$37.60	$299,261	2.79%	0.00%	to	1.95%	-3.28%	to	-1.33%
Voya Growth Opportunities Fund - Class A													
2015		6	$20.46	to	$20.83	$124	-	1.00%	to	1.15%	4.60%	to	4.78%
2014		5	$19.56	to	$19.88	$100	-	1.00%	to	1.15%		11.58%	
2013		6		$17.53		$107	-		1.15%			26.94%	
2012	12/24/2012	5		$13.81		$63	(b)		1.15%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Large Cap Value Fund - Class A													
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		-		$13.27		$7	-		0.50%			9.04%	
2013	7/12/2013	-		$12.17		$6	(c)		0.50%			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Real Estate Fund - Class A													
2015		49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
2014		73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
2013		89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
2012		92	$19.20	to	$22.05	$1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
2011		114	$17.05	to	$19.12	$2,098	1.97%	0.00%	to	1.45%	7.85%	to	9.32%
Voya GNMA Income Fund - Class A													
2015		240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
2014		257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
2013		294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
2012		338	$10.94	to	$17.22	$4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%
2011		355	$10.80	to	$16.78	$4,837	3.86%	0.00%	to	1.55%	5.73%	to	7.40%
Voya Intermediate Bond Fund - Class A													
2015		93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
2014		118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
2013		141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%
2012		225	$13.25	to	$15.21	$3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
2011		251	$12.36	to	$13.98	$3,356	4.24%	0.00%	to	1.55%	6.00%	to	7.79%
Voya Intermediate Bond Portfolio - Class I													
2015		18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
2014		13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
2013		14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
2012		16,602	$12.85	to	$103.21	$408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
2011		17,019	$11.86	to	$95.33	$386,933	4.47%	0.00%	to	1.95%	5.49%	to	7.59%
Voya Intermediate Bond Portfolio - Class S													
2015		187		$14.26		$2,668	4.66%		0.35%			-0.14%	
2014		69		$14.28		$981	3.04%		0.35%			6.17%	
2013		74		$13.45		$993	2.92%		0.35%			-0.74%	
2012		89		$13.55		$1,202	4.71%		0.35%			8.66%	
2011		74		$12.47		$922	5.44%		0.35%			6.95%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Perspectives Portfolio - Class I													
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	05/12/2014	91	$10.13	to	$10.21	$922	(d)	0.25%	to	1.50%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
Voya High Yield Portfolio - Adviser Class													
2015		3	$11.51			$34	5.13%	0.35%			-2.70%		
2014		4	$11.83			$44	6.67%	0.35%			0.51%		
2013		4	$11.77			$46	6.19%	0.35%			4.81%		
2012		5	$11.23			$51	5.00%	0.35%			13.32%		
2011	07/18/2011	3	$9.91			$29	(a)	0.35%			(a)		
Voya High Yield Portfolio - Institutional Class													
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
2013		2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%
2012		2,180	$10.44	to	$16.43	$28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
2011		697	$14.47	to	$14.50	$10,100	7.87%	0.95%	to	1.00%	3.65%	to	3.72%
Voya High Yield Portfolio - Service Class													
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
2013		1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
2012		1,792	$15.08	to	$18.65	$30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
2011		1,538	$13.34	to	$16.36	$23,607	7.03%	0.00%	to	1.50%	2.85%	to	4.47%
Voya Large Cap Growth Portfolio - Adviser Class													
2015		9	$18.64			$163	-	0.35%			5.37%		
2014		12	$17.69			$210	-	0.35%			12.60%		
2013		12	$15.71			$187	0.58%	0.35%			29.83%		
2012		13	$12.10			$155	0.75%	0.35%			17.13%		
2011	01/21/2011	11	$10.33			$113	(a)	0.35%			(a)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Institutional Class													
2015		23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
2014		24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
2013		16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
2012		15,966	$11.94	to	$16.43	$193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
2011	1/21/2011	12,873	$10.27	to	$14.05	$133,022	(a)	0.00%	to	1.50%		(a)	
Voya Large Cap Growth Portfolio - Service Class													
2015		290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
2014		286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
2013		110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
2012		25	$12.06	to	$13.93	$338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%
2011		25	$10.32	to	$15.22	$266	0.11%	0.00%	to	1.40%		1.74%	
Voya Large Cap Value Portfolio - Adviser Class													
2015		2		$10.91		$21	-		0.35%			-5.38%	
2014		2		$11.53		$24	-		0.35%			8.98%	
2013	9/6/2013	3		$10.58		$29	(c)		0.35%			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Large Cap Value Portfolio - Institutional Class													
2015		24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
2014		27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
2013		27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
2012		22,249	$9.15	to	$10.76	$217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
2011		24,706	$8.14	to	$9.38	$212,312	1.28%	0.00%	to	1.95%	1.50%	to	3.53%
Voya Large Cap Value Portfolio - Service Class													
2015		132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
2014		126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
2013		100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
2012		72	$9.24	to	$9.91	$708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
2011		95	$8.21	to	$8.71	$821	1.94%	0.50%	to	1.55%		2.18%	

291

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Limited Maturity Bond Portfolio - Adviser Class													
2015		4		$10.04		$37	-		0.35%			-0.20%	
2014		2		$10.06		$19	-		0.35%			-	
2013		2		$10.06		$18	-		0.35%			-	
2012	1/23/2012	2		$10.06		$17	(b)		0.35%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2015		897	$13.76	to	$17.41	$14,188	0.97%	0.00%	to	1.95%	-2.29%	to	-0.34%
2014		1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
2013		1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
2012		1,794	$9.41	to	$11.93	$19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%
2011		1,981	$8.60	to	$10.90	$19,761	1.67%	0.00%	to	1.95%	-6.14%	to	-4.24%
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2015		26	$14.58	to	$15.68	$391	0.78%	0.75%	to	1.50%	-2.02%	to	-1.26%
2014		25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
2013		25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%
2012		26	$10.24	to	$10.73	$273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
2011		28	$9.42	to	$9.80	$271	1.08%	0.80%	to	1.50%	-5.85%	to	-5.31%
Voya U.S. Stock Index Portfolio - Institutional Class													
2015		842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
2014		1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
2013		802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
2012		534	$10.44	to	$15.09	$7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
2011		532	$11.84	to	$13.03	$6,870	2.11%	0.00%	to	1.25%	0.50%	to	1.80%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2015		4		$10.05		$38	-		0.35%			-3.18%	
2014		4		$10.38		$43	1.85%		0.35%			1.76%	
2013		6		$10.20		$65	-		0.35%			-9.41%	
2012		9		$11.26		$97	-		0.35%			5.73%	
2011	11/10/2011	7		$10.65		$74	(a)		0.35%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Adviser Class													
2015		1		$12.61		$7	-		0.35%			-2.32%	
2014		1		$12.91		$7	-		0.35%			12.95%	
2013		1		$11.43		$6	-		0.35%			2.97%	
2012		1		$11.10		$7	-		0.35%			24.72%	
2011	7/18/2011	-		$8.90		$2	(a)		0.35%			(a)	
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2015		6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
2014		6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
2013		6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
2012		6,449	$11.73	to	$12.52	$77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%
2011		5,765	$9.44	to	$9.93	$55,561	3.83%	0.00%	to	1.50%	-6.63%	to	-5.16%
VY® Clarion Real Estate Portfolio - Adviser Class													
2015		3		$15.02		$39	2.17%		0.35%			2.25%	
2014		4		$14.69		$53	2.20%		0.35%			28.97%	
2013		3		$11.39		$38	-		0.35%			1.33%	
2012		4		$11.24		$41	-		0.35%			14.69%	
2011	8/15/2011	2		$9.80		$18	(a)		0.35%			(a)	
VY® Clarion Real Estate Portfolio - Institutional Class													
2015		129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
2014		140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
2013		145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
2012		175	$12.31	to	$13.17	$2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
2011		188	$10.84	to	$11.48	$2,157	2.40%	0.95%	to	1.95%	7.65%	to	8.71%
VY® Clarion Real Estate Portfolio - Service Class													
2015		3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
2014		3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
2013		3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
2012		4,181	$11.34	to	$13.80	$54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
2011		4,216	$9.91	to	$11.95	$48,009	1.33%	0.00%	to	1.55%	7.87%	to	9.53%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® FMR Diversified Mid Cap Portfolio - Institutional Class													
2015		2,139	$14.73	to	$14.96	$31,516	0.40%	0.00%	to	0.45%	-1.87%	to	-1.38%
2014		2,466	$15.01	to	$15.17	$37,011	0.43%	0.00%	to	0.45%	5.78%	to	6.23%
2013		2,570	$14.19	to	$14.28	$36,469	0.74%	0.00%	to	0.45%	35.79%	to	36.39%
2012	9/4/2012	2,655	$10.45	to	$10.47	$27,744	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	
VY® FMR Diversified Mid Cap Portfolio - Service Class													
2015		2,304	$14.42	to	$24.05	$50,269	0.17%	0.00%	to	1.50%	-3.12%	to	-1.64%
2014		2,450	$14.79	to	$24.45	$54,794	0.23%	0.00%	to	1.60%	4.34%	to	6.04%
2013		2,805	$14.08	to	$23.06	$59,652	0.47%	0.00%	to	1.60%	33.87%	to	36.01%
2012		3,077	$10.44	to	$16.96	$48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%
2011		4,580	$9.19	to	$14.79	$64,098	0.20%	0.00%	to	1.60%	-12.28%	to	-10.93%
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class													
2015		2		$13.58		$29	-		0.35%			-2.16%	
2014		3		$13.88		$40	-		0.35%			5.47%	
2013		3		$13.16		$38	-		0.35%			35.39%	
2012		1		$9.72		$8	-		0.35%			14.08%	
2011	5/17/2011	1		$8.52		$12	(a)		0.35%			(a)	
VY® Invesco Growth and Income Portfolio - Institutional Class													
2015		1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
2014		1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
2013		886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
2012	9/4/2012	634	$10.36	to	$10.38	$6,568	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	
VY® Invesco Growth and Income Portfolio - Service Class													
2015		1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
2014		1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
2013		1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
2012		1,367	$9.94	to	$14.04	$17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
2011		1,721	$8.75	to	$12.25	$19,901	1.21%	0.00%	to	1.50%	-3.65%	to	-2.16%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2015		15		$14.96		$223	0.74%		0.35%			-16.33%	
2014		18		$17.88		$321	0.68%		0.35%			0.17%	
2013		15		$17.85		$265	0.70%		0.35%			-6.40%	
2012		16		$19.07		$307	-		0.35%			18.30%	
2011		18		$16.12		$286	0.87%		0.35%			-18.83%	
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2015		1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
2014		1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
2013		1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
2012		1,631	$19.87	to	$19.94	$32,471	-	0.95%	to	1.10%	17.99%	to	18.20%
2011		1,715	$16.84	to	$16.87	$28,902	1.10%	0.95%	to	1.00%	-18.84%	to	-18.82%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2015		883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
2014		953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
2013		973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
2012		1,166	$9.51	to	$24.70	$26,309	-	0.00%	to	1.50%	17.35%	to	19.08%
2011		1,268	$8.05	to	$20.76	$23,894	0.83%	0.00%	to	1.50%	-19.51%	to	-18.26%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2015		3		$15.20		$41	-		0.35%			-4.34%	
2014		1		$15.89		$24	-		0.35%			7.51%	
2013		1		$14.78		$22	-		0.35%			38.13%	
2012		1		$10.70		$16	-		0.35%			17.84%	
2011	08/08/2011	1		$9.08		$9	(a)		0.35%			(a)	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2015		1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
2014		1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
2013		1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
2012	09/04/2012	851	$10.59	to	$10.60	$9,013	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2015		1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
2014		931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
2013		816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%
2012		524	$11.97	to	$17.29	$8,402	0.25%	0.00%	to	1.50%	16.92%	to	18.67%
2011		631	$10.18	to	$14.57	$8,714	0.37%	0.00%	to	1.50%	-2.80%	to	-1.29%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2015		2		$14.55		$33	3.17%		0.35%			5.51%	
2014		2		$13.79		$30	2.99%		0.35%			3.53%	
2013		3		$13.32		$37	2.94%		0.35%			18.61%	
2012		3		$11.23		$31	4.35%		0.35%			14.94%	
2011	08/08/2011	1		$9.77		$15	(a)		0.35%			(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2015		28		$15.49		$429	0.96%		0.35%			4.45%	
2014		27		$14.83		$403	1.07%		0.35%			11.42%	
2013		26		$13.31		$346	1.11%		0.35%			21.33%	
2012		18		$10.97		$195	1.76%		0.35%			13.68%	
2011	05/17/2011	15		$9.65		$146	(a)		0.35%			(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
2012	09/04/2012	10,830	$10.38	to	$10.40	$112,414	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
2012		23,795	$12.33	to	$17.12	$377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
2011		28,088	$10.86	to	$14.95	$396,097	1.97%	0.00%	to	1.55%	1.28%	to	2.89%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2015		77		$16.30		$1,257	1.72%		0.35%			-7.60%	
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	
2012		128		$12.82		$1,638	1.75%		0.35%			16.23%	
2011		131		$11.03		$1,447	1.86%		0.35%			-1.52%	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2015		4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
2014		5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
2013		5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
2012		5,641	$10.06	to	$20.53	$104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
2011		6,232	$8.66	to	$17.51	$100,170	1.97%	0.00%	to	1.50%	-2.41%	to	-0.89%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2015		9		$9.87		$91	0.96%		0.35%			-1.69%	
2014		12		$10.04		$117	0.84%		0.35%			-1.76%	
2013		12		$10.22		$120	0.90%		0.35%			13.56%	
2012		11		$9.00		$102	-		0.35%			17.96%	
2011		11		$7.63		$83	3.66%		0.35%			-13.00%	
VY® T. Rowe Price International Stock Portfolio - Service Class													
2015		476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
2014		484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
2013		487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
2012		527	$7.78	to	$15.43	$7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
2011		564	$6.61	to	$12.99	$6,872	3.63%	0.00%	to	1.50%	-13.67%	to	-12.35%
VY® Templeton Global Growth Portfolio - Institutional Class													
2015		41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
2014		41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
2013		39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
2012		52	$15.51	to	$16.42	$841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
2011		53	$12.90	to	$13.54	$709	1.80%	0.60%	to	1.45%	-6.86%	to	-6.04%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Global Growth Portfolio - Service Class													
2015		430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
2014		503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
2013		511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%
2012		458	$9.34	to	$11.11	$4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
2011		438	$7.74	to	$9.14	$3,825	1.81%	0.00%	to	1.50%	-7.10%	to	-5.69%
Voya Money Market Portfolio - Class I													
2015		15,697	$9.57	to	$56.19	$226,716	0.00%	0.00%	to	1.80%	-1.75%	to	0.09%
2014		16,143	$9.74	to	$56.50	$236,364	-	0.00%	to	1.80%	-1.51%	to	0.10%
2013		18,772	$9.87	to	$56.80	$281,491	-	0.00%	to	1.85%	-1.79%	to	0.00%
2012		19,232	$10.05	to	$57.08	$295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
2011		21,788	$10.14	to	$57.32	$341,904	0.00%	0.00%	to	1.60%	-1.51%	to	0.06%
Voya Global Real Estate Fund - Class A													
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
2013		7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
2012		5	$18.11	to	$18.72	$92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%
2011		4	$14.90	to	$15.02	$63	3.60%	0.50%	to	0.80%		-6.35%	
Voya Multi-Manager International Small Cap Fund - Class A													
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
2013		23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
2012		25	$15.64	to	$17.64	$418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
2011		79	$13.14	to	$14.68	$1,134	1.38%	0.00%	to	1.40%	-18.79%	to	-17.62%
Voya Global Bond Portfolio - Adviser Class													
2015		20		$13.48		$269	0.00%		0.35%			-5.14%	
2014		19		$14.21		$272	0.34%		0.35%			-0.42%	
2013		23		$14.27		$323	1.69%		0.35%			-4.87%	
2012		26		$15.00		$388	5.74%		0.35%			6.99%	
2011		29		$14.02		$413	7.47%		0.35%			2.94%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Initial Class													
2015		5,898	$11.64	to	$14.84	$78,391	-	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
2012		10,197	$12.96	to	$16.05	$151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
2011		11,179	$12.12	to	$14.91	$155,537	7.58%	0.00%	to	1.95%	1.72%	to	3.76%
Voya Global Bond Portfolio - Service Class													
2015		70	$11.08	to	$12.56	$840	-	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
2012		98	$12.68	to	$13.98	$1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%
2011		72	$11.94	to	$13.18	$891	10.87%	0.25%	to	1.50%	1.93%	to	3.12%
Voya Index Solution 2025 Portfolio - Initial Class													
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
2012		32	$12.14	to	$15.12	$476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
2011	7/21/2011	6	$10.86	to	$13.48	$78	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2025 Portfolio - Service Class													
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
2012		6	$12.44	to	$15.04	$87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
2011		4	$11.00	to	$13.40	$49	5.19%	0.00%	to	0.75%	-2.26%	to	-1.52%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%
2012		204	$12.30	to	$12.87	$2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
2011		178	$11.07	to	$11.36	$2,003	1.87%	0.20%	to	1.55%	-3.23%	to	-1.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Initial Class													
2015		374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
2014		120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
2013		72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
2012		24	$15.41	to	$15.59	$372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
2011	07/05/2011	3	$13.53	to	$13.63	$42	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2035 Portfolio - Service Class													
2015		181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
2014		88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
2013		30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
2012		13	$12.64	to	$15.50	$169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%
2011		7	$10.98	to	$13.57	$80	1.96%	0.00%	to	0.75%	-3.96%	to	-3.26%
Voya Index Solution 2035 Portfolio - Service 2 Class													
2015		146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
2014		183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
2013		165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
2012		141	$12.54	to	$13.11	$1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
2011		139	$11.07	to	$11.38	$1,557	1.59%	0.10%	to	1.55%	-4.90%	to	-3.48%
Voya Index Solution 2045 Portfolio - Initial Class													
2015		328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
2014		86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
2013		20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
2012		3	$15.86	to	$16.05	$48	-	0.95%	to	1.40%	14.51%	to	15.14%
2011	09/19/2011	1	$13.85	to	$13.94	$17	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2045 Portfolio - Service Class													
2015		63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
2014		40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
2013		20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%
2012		2	$12.84	to	$15.95	$34	-	0.00%	to	0.80%	14.94%	to	15.88%
2011		2	$11.08	to	$13.87	$19	-	0.00%	to	0.80%	-4.80%	to	-4.15%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2045 Portfolio - Service 2 Class													
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
2012		101	$12.71	to	$13.30	$1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
2011		81	$11.16	to	$11.47	$923	1.19%	0.10%	to	1.55%	-5.82%	to	-4.42%
Voya Index Solution 2055 Portfolio - Initial Class													
2015		91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
2012		2	$12.50	to	$12.64	$20	-	0.95%	to	1.35%		15.12%	
2011	11/15/2011	-		$10.98		-	(a)		0.95%			(a)	
Voya Index Solution 2055 Portfolio - Service Class													
2015		46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
2012		16	$12.44	to	$12.86	$202	-	0.00%	to	1.25%	14.44%	to	15.86%
2011		6	$10.87	to	$11.10	$64	-	0.00%	to	1.25%	-5.04%	to	-4.15%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2015		33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
2012		7	$12.30	to	$12.82	$92	-	0.00%	to	1.55%	14.35%	to	14.89%
2011		5	$10.87	to	$10.97	$53	-	0.60%	to	1.15%		-5.21%	
Voya Index Solution Income Portfolio - Initial Class													
2015		213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/9/2013	1	$12.66	to	$14.45	$10	(c)	0.30%	to	1.25%		(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Service Class													
2015		90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
2014		72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
2013		58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
2012		84	$11.77	to	$13.55	$1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
2011	2/9/2011	51	$10.84	to	$12.59	$645	(a)	0.00%	to	0.80%		(a)	
Voya Index Solution Income Portfolio - Service 2 Class													
2015		100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
2014		22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
2013		21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
2012		19	$11.50	to	$11.86	$226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%
2011		17	$10.78	to	$10.97	$186	2.89%	0.60%	to	1.55%	0.94%	to	1.86%
Voya Solution 2025 Portfolio - Adviser Class													
2015		30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
2014		34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
2013		36		$13.96		$508	1.93%		0.35%			15.66%	
2012		35		$12.07		$427	2.46%		0.35%			12.80%	
2011		36		$10.70		$387	1.90%		0.35%			-3.69%	
Voya Solution 2025 Portfolio - Initial Class													
2015		206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
2014		120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
2013		66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
2012	09/04/2012	50	$10.35	to	$10.37	$521	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2025 Portfolio - Service Class													
2015		8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
2014		9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
2013		9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%
2012		8,785	$9.79	to	$13.48	$110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
2011		8,260	$8.71	to	$11.89	$92,206	2.18%	0.00%	to	1.50%	-4.53%	to	-3.03%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service 2 Class													
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
2012		1,219	$12.47	to	$13.04	$15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
2011		1,727	$11.17	to	$11.51	$19,675	2.22%	0.00%	to	1.55%	-4.77%	to	-3.20%
Voya Solution 2035 Portfolio - Adviser Class													
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
2012		22		$12.07		$266	1.99%		0.35%			14.41%	
2011		32		$10.55		$338	1.12%		0.35%			-5.21%	
Voya Solution 2035 Portfolio - Initial Class													
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
2012	9/4/2012	125	$10.42	to	$10.43	$1,299	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2035 Portfolio - Service Class													
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
2012		7,612	$9.54	to	$13.64	$96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
2011		6,862	$8.36	to	$11.85	$76,467	1.61%	0.00%	to	1.50%	-6.05%	to	-4.55%
Voya Solution 2035 Portfolio - Service 2 Class													
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%
2012		1,165	$12.66	to	$13.24	$15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
2011		1,444	$11.18	to	$11.52	$16,464	1.68%	0.00%	to	1.55%	-6.29%	to	-4.79%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
2015		2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
2014		7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%		5.49%	
2013		7		$14.56		$108	1.78%		0.35%			22.66%	
2012		10		$11.87		$117	1.72%		0.35%			14.80%	
2011		11		$10.34		$115	1.03%		0.35%			-5.74%	
Voya Solution 2045 Portfolio - Initial Class													
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
2013		102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%		23.18%	
2012	9/4/2012	77		$10.44		$803	(b)		0.45%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2045 Portfolio - Service Class													
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
2013		5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
2012		5,506	$9.22	to	$13.63	$70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
2011		4,993	$8.06	to	$11.80	$55,372	1.22%	0.00%	to	1.50%	-6.56%	to	-5.12%
Voya Solution 2045 Portfolio - Service 2 Class													
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
2013		512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
2012		881	$12.75	to	$13.34	$11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
2011		1,168	$11.22	to	$11.56	$13,383	1.25%	0.00%	to	1.55%	-6.89%	to	-5.40%
Voya Solution 2055 Portfolio - Initial Class													
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%		6.09%	
2013		10		$15.60		$155	1.43%		0.45%			23.32%	
2012	9/14/2012	10		$12.65		$124	(b)		0.45%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Service Class													
2015		896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
2014		672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
2013		489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
2012		272	$11.67	to	$12.73	$3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
2011		130	$10.20	to	$11.02	$1,414	0.37%	0.05%	to	1.50%	-6.52%	to	-5.16%
Voya Solution 2055 Portfolio - Service 2 Class													
2015		74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
2014		55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
2013		45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
2012		35	$12.22	to	$12.68	$438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%
2011		24	$10.74	to	$11.00	$259	0.46%	0.00%	to	1.45%	-6.43%	to	-5.25%
Voya Solution Balanced Portfolio - Service Class													
2015		381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%
2014		343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
2013		295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
2012		219	$10.10	to	$10.71	$2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
2011		193	$9.02	to	$9.44	$1,775	0.33%	0.25%	to	1.50%	-3.94%	to	-2.68%
Voya Solution Income Portfolio - Adviser Class													
2015		67		$14.43		$967	0.85%		0.35%			-0.62%	
2014		14		$14.52		$206	2.34%		0.35%			5.14%	
2013		16		$13.81		$221	3.35%		0.35%			6.31%	
2012		20		$12.99		$257	3.93%		0.35%			9.16%	
2011		25		$11.90		$303	2.00%		0.35%			-0.17%	
Voya Solution Income Portfolio - Initial Class													
2015		568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
2014		287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
2013		234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%
2012	9/4/2012	193	$10.20	to	$10.22	$1,968	(b)	0.00%	to	0.45%	(b)		
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class													
2015		5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
2014		1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
2013		1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
2012		1,014	$11.31	to	$13.84	$13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
2011		1,144	$10.40	to	$12.61	$13,757	3.92%	0.00%	to	1.50%	-1.13%	to	0.42%
Voya Solution Income Portfolio - Service 2 Class													
2015		525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
2014		91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
2013		110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
2012		173	$11.68	to	$12.17	$2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%
2011		241	$10.80	to	$11.10	$2,646	3.22%	0.00%	to	1.45%	-1.10%	to	0.27%
Voya Solution Moderately Conservative Portfolio - Service Class													
2015		480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
2014		493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
2013		412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
2012		326	$10.68	to	$11.32	$3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
2011		305	$9.68	to	$10.14	$3,018	0.54%	0.25%	to	1.50%	-2.22%	to	-0.88%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2015		4		$21.48		$78	1.73%		0.35%			-2.32%	
2014		7		$21.99		$153	1.37%		0.35%			11.74%	
2013		7		$19.68		$140	0.77%		0.35%			30.68%	
2012		8		$15.06		$119	0.87%		0.35%			15.67%	
2011		8		$13.02		$110	1.08%		0.35%			-3.77%	
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2015		1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
2014		1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
2013		1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%
2012		774	$12.65	to	$13.09	$10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
2011	09/19/2011	-	$11.01	to	$11.08	$5	(a)	0.95%	to	1.40%	(a)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2015		1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
2014		2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
2013		2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
2012		2,169	$13.08	to	$22.20	$43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
2011		2,497	$10.97	to	$19.08	$44,006	1.09%	0.00%	to	1.50%	-4.57%	to	-3.13%
VY® Baron Growth Portfolio - Adviser Class													
2015		17		$19.99		$336	-		0.35%			-5.62%	
2014		20		$21.18		$420	-		0.35%			3.67%	
2013		28		$20.43		$571	0.60%		0.35%			38.04%	
2012		96		$14.80		$1,419	-		0.35%			18.97%	
2011		99		$12.44		$1,233	-		0.35%			1.55%	
VY® Baron Growth Portfolio - Service Class													
2015		5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
2014		6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
2013		6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
2012		6,184	$11.46	to	$24.57	$129,571	-	0.00%	to	1.55%	17.77%	to	19.72%
2011		6,828	$9.66	to	$20.75	$121,607	-	0.00%	to	1.55%	0.69%	to	2.27%
VY® Columbia Contrarian Core Portfolio - Service Class													
2015		519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
2014		554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
2013		598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
2012		653	$9.06	to	$21.76	$12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
2011		730	$8.15	to	$19.38	$11,915	0.99%	0.00%	to	1.50%	-6.09%	to	-4.66%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
2015		19		$14.69		$272	0.38%		0.35%			-3.55%	
2014		17		$15.23		$254	0.38%		0.35%			3.75%	
2013		18		$14.68		$270	0.73%		0.35%			39.15%	
2012		26		$10.55		$279	0.39%		0.35%			13.56%	
2011		25		$9.29		$234	0.77%		0.35%			-3.23%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
2015		384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
2014		293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
2013		337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
2012		293	$10.51	to	$11.78	$3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
2011		312	$9.31	to	$10.34	$3,093	0.51%	0.00%	to	1.50%	-4.18%	to	-2.65%
VY® Fidelity® VIP Mid Cap Portfolio - Service Class													
2015		222	$14.39	to	$18.97	$3,195	1.26%	0.00%	to	0.45%	-2.31%	to	-1.86%
2014		278	$14.73	to	$19.33	$4,092	4.64%	0.00%	to	0.45%	5.21%	to	5.69%
2013		333	$14.00	to	$18.29	$4,661	0.04%	0.00%	to	0.45%	34.74%	to	35.38%
2012		437	$10.39	to	$13.51	$4,543	-	0.00%	to	0.45%		14.30%	
2011		692	$11.51	to	$11.82	$7,970	0.17%	0.00%	to	0.50%	-11.53%	to	-11.13%
VY® Invesco Comstock Portfolio - Adviser Class													
2015		26		$16.78		$429	2.20%		0.35%			-6.52%	
2014		27		$17.95		$482	1.94%		0.35%			8.46%	
2013		27		$16.55		$444	0.51%		0.35%			34.33%	
2012		27		$12.32		$334	0.95%		0.35%			17.89%	
2011		28		$10.45		$297	1.32%		0.35%			-2.70%	
VY® Invesco Comstock Portfolio - Service Class													
2015		3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
2014		3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
2013		3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
2012		3,281	$10.03	to	$17.01	$48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
2011		3,682	$8.53	to	$14.49	$46,669	1.37%	0.00%	to	1.95%	-3.92%	to	-2.12%
VY® Invesco Equity and Income Portfolio - Adviser Class													
2015		89		$17.16		$1,534	1.81%		0.35%			-2.89%	
2014		95		$17.67		$1,674	1.61%		0.35%			8.07%	
2013		50		$16.35		$811	1.05%		0.35%			23.86%	
2012		54		$13.20		$712	1.62%		0.35%			11.86%	
2011		55		$11.80		$649	2.05%		0.35%			-1.91%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Initial Class													
2015		18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
2014		20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
2013		15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%
2012		16,784	$11.13	to	$15.37	$232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
2011		18,261	$9.95	to	$13.67	$228,833	2.23%	0.00%	to	1.95%	-3.03%	to	-1.01%
VY® Invesco Equity and Income Portfolio - Service Class													
2015		110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
2014		229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
2013		6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
2012		6	$42.58	to	$43.78	$277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
2011		6	$38.32	to	$39.30	$229	2.26%	1.00%	to	1.25%	-2.54%	to	-2.31%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2015		14		$21.46		$301	0.28%		0.35%			-3.59%	
2014		18		$22.26		$406	0.52%		0.35%			14.27%	
2013		19		$19.48		$364	0.28%		0.35%			30.74%	
2012		23		$14.90		$348	0.61%		0.35%			19.30%	
2011		25		$12.49		$308	0.58%		0.35%			1.30%	
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2015		490		$14.51		$7,118	0.92%		0.85%			-3.65%	
2014		461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013		375		$13.19		$4,945	1.27%		0.95%			30.72%	
2012	9/14/2012	90		$10.09		$904	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2015		2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
2014		2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013		2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
2012		1,951	$11.89	to	$23.72	$40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
2011		1,760	$10.00	to	$19.76	$30,683	0.83%	0.00%	to	1.50%	0.29%	to	1.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Adviser Class													
2015		30		$17.72		$532	1.10%		0.35%			3.20%	
2014		33		$17.17		$559	0.86%		0.35%			1.48%	
2013		36		$16.92		$609	0.99%		0.35%			25.99%	
2012		45		$13.43		$601	0.90%		0.35%			20.77%	
2011		46		$11.12		$515	1.20%		0.35%			-8.93%	
VY® Oppenheimer Global Portfolio - Initial Class													
2015		28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%
2014		30,400	$12.85	to	$21.68	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
2013		33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
2012		36,131	$10.06	to	$16.66	$540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
2011		40,001	$8.34	to	$13.73	$498,449	1.52%	0.00%	to	1.65%	-9.60%	to	-8.10%
VY® Oppenheimer Global Portfolio - Service Class													
2015		51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
2014		50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
2013		49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
2012		47	$16.83	to	$17.29	$815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%
2011		44	$14.05	to	$14.39	$638	1.40%	1.00%	to	1.25%	-9.53%	to	-9.33%
VY® Pioneer High Yield Portfolio - Initial Class													
2015		1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
2014		2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
2013		1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
2012		1,358	$15.39	to	$18.34	$23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
2011		1,281	$13.37	to	$15.78	$19,191	6.17%	0.00%	to	1.95%	-2.62%	to	-0.69%
VY® Pioneer High Yield Portfolio - Service Class													
2015		41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
2014		41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
2013		36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
2012		27	$16.41	to	$17.31	$466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
2011		27	$14.41	to	$15.25	$393	5.50%	0.35%	to	1.35%	-2.31%	to	-1.29%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2015		17		$21.90		$379	-		0.35%			1.15%	
2014		18		$21.65		$386	-		0.35%			10.91%	
2013		20		$19.52		$389	0.23%		0.35%			33.97%	
2012		32		$14.57		$465	-		0.35%			15.27%	
2011		32		$12.64		$409	0.23%		0.35%			-4.53%	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2015		17,153	$16.91	to	$26.48	$394,816	-	0.00%	to	1.50%	0.46%	to	2.04%
2014		17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
2013		18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
2012		20,973	$11.26	to	$17.17	$324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
2011		22,944	$9.79	to	$14.79	$309,528	0.35%	0.00%	to	1.50%	-5.15%	to	-3.64%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2015		50	$16.24	to	$25.21	$994	-	0.00%	to	1.30%	0.42%	to	1.69%
2014		53	$16.17	to	$24.79	$1,070	-	0.00%	to	1.30%	10.19%	to	11.67%
2013		48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
2012		43	$11.02	to	$16.48	$586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%
2011		47	$9.63	to	$14.22	$580	0.18%	0.00%	to	1.25%	-5.12%	to	-3.92%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
2015		64		$22.37		$1,424	-		0.35%			9.87%	
2014		73		$20.36		$1,484	-		0.35%			7.78%	
2013		83		$18.89		$1,561	-		0.35%			38.08%	
2012		89		$13.68		$1,224	-		0.35%			17.93%	
2011		98		$11.60		$1,139	-		0.35%			-1.94%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2015		9,740	$17.48	to	$53.79	$381,587	-	0.00%	to	1.50%	9.13%	to	10.83%
2014		9,293	$15.91	to	$48.96	$337,335	-	0.00%	to	1.50%	7.06%	to	8.71%
2013		9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
2012		9,885	$10.71	to	$32.97	$247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
2011		9,608	$9.08	to	$28.03	$208,716	-	0.00%	to	1.50%	-2.57%	to	-1.06%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2015		167	$22.21	to	$26.69	$4,226	-	0.00%	to	1.45%	8.93%	to	10.55%
2014		180	$20.39	to	$24.39	$4,148	-	0.00%	to	1.45%	6.87%	to	8.40%
2013		182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%
2012		176	$13.81	to	$16.52	$2,729	-	0.00%	to	1.55%	16.74%	to	18.62%
2011		156	$11.83	to	$14.07	$2,053	-	0.00%	to	1.55%	-2.79%	to	-1.33%
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2015		36		$9.71		$345	3.71%		0.35%			-4.15%	
2014		40		$10.13		$409	2.11%		0.35%			-7.40%	
2013		49		$10.94		$539	1.09%		0.35%			19.30%	
2012		61		$9.17		$562	1.18%		0.35%			17.87%	
2011		59		$7.78		$457	2.05%		0.35%			-12.68%	
VY® Templeton Foreign Equity Portfolio - Initial Class													
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
2012		11,465	$8.83	to	$9.55	$104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%
2011		10,100	$7.54	to	$8.03	$77,991	1.95%	0.00%	to	1.50%	-13.36%	to	-12.05%
VY® Templeton Foreign Equity Portfolio - Service Class													
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
2012		25	$10.47	to	$11.50	$284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
2011		9	$8.95	to	$9.69	$86	1.15%	0.00%	to	1.40%	-13.44%	to	-12.23%
Voya Corporate Leaders 100 Fund - Class I													
2015	06/29/2015	153	$9.60	to	$9.68	$1,470	(e)	0.25%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Conservative Portfolio - Class I													
	2015	1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
	2014	1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
	2013	1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%
	2012	1,798	$11.03	to	$24.14	$33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
	2011	1,920	$9.91	to	$21.55	$31,636	4.08%	0.00%	to	1.60%	0.18%	to	1.80%
Voya Strategic Allocation Growth Portfolio - Class I													
	2015	3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
	2014	3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
	2013	3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
	2012	3,688	$9.63	to	$23.66	$64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
	2011	3,981	$8.45	to	$20.63	$61,425	2.68%	0.00%	to	1.95%	-4.75%	to	-2.89%
Voya Strategic Allocation Moderate Portfolio - Class I													
	2015	3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
	2014	3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
	2013	3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
	2012	3,554	$10.27	to	$23.66	$61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%
	2011	3,774	$9.12	to	$20.83	$57,881	3.49%	0.00%	to	1.60%	-2.21%	to	-0.57%
Voya Growth and Income Portfolio - Class A													
	2015	91		$15.43		$1,408	1.53%		0.35%			-2.16%	
	2014	101		$15.77		$1,598	1.56%		0.35%			9.82%	
	2013	111		$14.36		$1,598	1.09%		0.35%			29.60%	
	2012	71		$11.08		$785	1.34%		0.35%			14.82%	
	2011	89		$9.65		$856	1.09%		0.35%			-1.03%	
Voya Growth and Income Portfolio - Class I													
	2015	34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
	2014	37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
	2013	41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
	2012	42,100	$10.12	to	$353.70	$1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
	2011	47,467	$8.82	to	$308.39	$1,044,149	1.24%	0.00%	to	1.95%	-2.23%	to	-0.22%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class S													
2015		15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
2014		15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
2013		12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%
2012		533	$10.84	to	$16.04	$6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
2011		737	$9.58	to	$13.95	$7,254	2.00%	0.00%	to	1.55%	-1.72%	to	-0.50%
Voya Global Value Advantage Portfolio - Class I													
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(e)	0.00%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Global Value Advantage Portfolio - Class S													
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(e)	0.00%	to	1.40%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Voya Index Plus LargeCap Portfolio - Class I													
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
2012		13,613	$9.05	to	$24.77	$269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
2011		15,065	$8.03	to	$21.65	$262,851	1.90%	0.00%	to	1.95%	-2.07%	to	-0.05%
Voya Index Plus LargeCap Portfolio - Class S													
2015		16		$17.81		$282	1.33%		0.35%			0.28%	
2014		18		$17.76		$318	1.23%		0.35%			13.12%	
2013		21		$15.70		$335	1.42%		0.35%			32.27%	
2012		31		$11.87		$368	1.60%		0.35%			13.70%	
2011		37		$10.44		$383	1.64%		0.35%			-0.76%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus MidCap Portfolio - Class I													
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%
2012		11,422	$10.89	to	$31.28	$298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
2011		12,437	$9.33	to	$26.58	$280,455	0.84%	0.00%	to	1.85%	-2.94%	to	-1.12%
Voya Index Plus MidCap Portfolio - Class S													
2015		16		$18.90		$300	0.60%		0.35%			-2.43%	
2014		19		$19.37		$364	0.69%		0.35%			8.94%	
2013		28		$17.78		$503	0.90%		0.35%			33.78%	
2012		29		$13.29		$387	0.52%		0.35%			16.99%	
2011		34		$11.36		$389	0.41%		0.35%			-1.73%	
Voya Index Plus SmallCap Portfolio - Class I													
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
2014		5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
2013		6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
2012		6,083	$10.24	to	$21.69	$109,978	0.58%	0.00%	to	1.95%	10.36%	to	12.38%
2011		6,805	$9.19	to	$19.30	$110,537	0.86%	0.00%	to	1.80%	-2.52%	to	-0.72%
Voya Index Plus SmallCap Portfolio - Class S													
2015		16		$16.83		$276	0.72%		0.35%			-3.83%	
2014		16		$17.50		$278	0.39%		0.35%			4.92%	
2013		14		$16.68		$236	0.49%		0.35%			41.72%	
2012		15		$11.77		$176	-		0.35%			11.78%	
2011		17		$10.53		$181	0.60%		0.35%			-1.31%	
Voya International Index Portfolio - Class I													
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
2014		2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
2013		2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
2012		2,347	$7.89	to	$14.68	$20,592	2.78%	0.00%	to	1.80%	16.54%	to	18.84%
2011		2,344	$6.77	to	$12.49	$17,553	2.70%	0.00%	to	1.80%	-13.76%	to	-12.20%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class S													
2015		-		$15.73		$7	-		0.35%			-1.38%	
2014		-		$15.95		$7	-		0.35%			-6.51%	
2013		-		$17.06		$6	-		0.35%			20.65%	
2012		-		$14.14		$5	-		0.35%			18.03%	
2011		1		$11.98		$7	-		0.35%			-12.75%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2015		1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
2014		769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
2013		563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
2012		547	$16.10	to	$17.01	$8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
2011		367	$14.28	to	$14.86	$5,308	1.31%	0.00%	to	1.50%	2.66%	to	4.21%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2015		45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014		43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013		45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
2012		36	$16.02	to	$16.87	$585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%
2011		41	$14.06	to	$14.63	$581	1.10%	0.00%	to	1.35%	2.52%	to	3.87%
Voya Russell™ Large Cap Index Portfolio - Class I													
2015		3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
2014		3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
2013		2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
2012		2,210	$10.16	to	$10.99	$23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
2011		1,513	$8.96	to	$9.51	$13,923	1.53%	0.00%	to	1.80%	0.79%	to	2.59%
Voya Russell™ Large Cap Index Portfolio - Class S													
2015		16		$24.01		$389	1.50%		0.95%			0.84%	
2014		17		$23.81		$412	0.95%		0.95%			11.52%	
2013		10		$21.35		$221	0.70%		0.95%			30.50%	
2012		4		$16.36		$65	2.70%		0.95%			14.17%	
2011		1		$14.33		$9	-		0.95%			1.20%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2015		21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
2014		18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
2013		19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%
2012		17	$14.90	to	$14.95	$255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
2011		14	$12.98	to	$13.01	$184	1.22%	1.15%	to	1.25%	-0.38%	to	-0.31%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2015		463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
2014		382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
2013		312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
2012		264	$14.63	to	$15.45	$3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
2011		215	$12.81	to	$13.33	$2,795	1.56%	0.00%	to	1.50%	-0.93%	to	0.60%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2015		434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
2014		387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
2013		358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
2012		325	$17.39	to	$18.37	$5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%
2011		335	$15.29	to	$15.91	$5,207	0.45%	0.00%	to	1.50%	-3.65%	to	-2.15%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2015		4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014		3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013		2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
2012		2,011	$11.05	to	$12.02	$23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
2011		786	$9.62	to	$10.27	$7,784	1.25%	0.00%	to	1.80%	-3.61%	to	-2.12%
Voya Russell™ Small Cap Index Portfolio - Class I													
2015		2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014		1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013		1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
2012		1,049	$11.50	to	$12.50	$12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
2011		648	$10.09	to	$10.77	$6,728	0.90%	0.00%	to	1.80%	-5.61%	to	-3.93%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class I													
2015		3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014		3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013		4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%
2012		4,493	$11.29	to	$38.48	$122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
2011		4,827	$9.95	to	$33.68	$116,910	0.40%	0.00%	to	1.50%	-3.94%	to	-2.48%
Voya Small Company Portfolio - Class S													
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
2014		14		$21.36		$301	-		0.35%			5.90%	
2013		15		$20.17		$299	0.40%		0.35%			36.93%	
2012		14		$14.73		$207	-		0.35%			13.83%	
2011		14		$12.94		$184	-		0.35%			-3.00%	
Voya U.S. Bond Index Portfolio - Class I													
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
2012		937	$11.83	to	$12.85	$11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%
2011		794	$11.71	to	$12.37	$9,456	2.02%	0.00%	to	1.50%	5.58%	to	7.19%
Voya MidCap Opportunities Portfolio - Class I													
2015		5,335	$12.94	to	$31.21	$128,449	-	0.00%	to	1.50%	-0.97%	to	0.52%
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
2013		5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
2012		2,646	$9.83	to	$21.94	$49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
2011		1,972	$11.38	to	$19.31	$32,603	-	0.00%	to	1.50%	-1.94%	to	-0.51%
Voya MidCap Opportunities Portfolio - Class S													
2015		60	$18.35	to	$25.17	$1,232	-	0.20%	to	1.55%	-1.29%	to	0.05%
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
2013		74	$17.39	to	$23.29	$1,401	-	0.00%	to	1.55%	29.68%	to	31.62%
2012		122	$13.41	to	$17.75	$1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
2011		164	$12.00	to	$15.64	$2,056	-	0.00%	to	1.35%	-2.12%	to	-0.97%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class I													
2015		3,040	$10.82	to	$28.65	$50,351	-	0.00%	to	1.65%	-2.35%	to	-0.91%
2014		2,382	$11.05	to	$28.97	$42,392	-	0.00%	to	1.75%	4.01%	to	5.63%
2013		2,427	$13.46	to	$27.49	$41,575	-	0.00%	to	1.50%	37.03%	to	39.05%
2012		2,283	$9.77	to	$19.73	$28,744	-	0.00%	to	1.75%	13.45%	to	14.88%
2011		1,989	$10.26	to	$17.18	$21,998	-	0.20%	to	1.50%	-0.68%	to	0.60%
Voya SmallCap Opportunities Portfolio - Class S													
2015		5		$23.06		$121	-		0.35%			-1.50%	
2014		6		$23.41		$139	-		0.35%			4.98%	
2013		5		$22.30		$108	-		0.35%			38.25%	
2012		5		$16.13		$80	-		0.35%			14.56%	
2011		6		$14.08		$86	-		0.35%			0.14%	
Wanger International													
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
2013		3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
2012		3,149	$9.59	to	$11.16	$33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%
2011		2,787	$7.96	to	$9.18	$24,628	5.06%	0.00%	to	1.50%	-15.91%	to	-14.60%
Wanger Select													
2015		2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
2014		3,331	$12.99	to	$24.14	$73,151	-	0.00%	to	1.75%	1.39%	to	3.43%
2013		4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
2012		5,096	$9.53	to	$17.39	$82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
2011		5,695	$8.12	to	$14.68	$78,376	2.26%	0.00%	to	1.75%	-19.10%	to	-17.67%
Wanger USA													
2015		2,789	$13.50	to	$25.50	$64,131	-	0.00%	to	1.75%	-2.34%	to	-0.60%
2014		2,947	$13.70	to	$25.84	$68,668	-	0.00%	to	1.75%	2.96%	to	4.79%
2013		3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
2012		3,344	$9.97	to	$18.69	$56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
2011		2,848	$9.63	to	$15.69	$40,134	-	0.00%	to	1.50%	-4.88%	to	-3.46%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Washington Mutual Investors Fund[SM] - Class R-3													
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
2013		260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%
2012		317	$12.63	to	$14.50	$4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
2011		361	$11.44	to	$12.94	$4,465	1.96%	0.00%	to	1.55%	5.05%	to	6.68%
Washington Mutual Investors Fund[SM] - Class R-4													
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
2013		6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
2012		6,972	$10.09	to	$14.88	$94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
2011		7,177	$9.05	to	$13.14	$87,837	2.21%	0.00%	to	1.50%	5.41%	to	6.90%
Wells Fargo Small Cap Value Fund - Class A													
2015		7		$13.37		$95	-		1.00%			-11.57%	
2014		7		$15.12		$108	0.90%		1.00%			2.44%	
2013		8		$14.76		$115	-		1.00%			13.80%	
2012		10		$12.97		$135	0.82%		1.00%			12.00%	
2011		9		$11.58		$108	-		1.00%			-8.46%	
Wells Fargo Special Small Cap Value Fund - Class A													
2015		3,031	$15.07	to	$39.80	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%
2012		3,766	$10.94	to	$28.21	$94,083	-	0.00%	to	1.50%	11.78%	to	13.50%
2011		4,004	$9.73	to	$24.89	$89,066	-	0.00%	to	1.55%	-3.69%	to	-2.15%

(a) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 18, 2016

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2015 and 2014
(In millions, except share and per share data)

	As of December 31,	
	2015	**2014**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $20,747.1 as of 2015 and $19,085.0 as of 2014)	$ 21,211.6	$ 20,655.6
Fixed maturities, at fair value using the fair value option	798.0	725.7
Equity securities, available-for-sale, at fair value (cost of $116.7 as of 2015 and $107.4 as of 2014)	131.3	121.9
Short-term investments	—	241.5
Mortgage loans on real estate, net of valuation allowance of $1.2 as of 2015 and $1.1 as of 2014	3,729.1	3,513.0
Policy loans	229.8	239.1
Limited partnerships/corporations	298.5	248.4
Derivatives	450.3	562.0
Securities pledged (amortized cost of $252.3 as of 2015 and $224.4 as of 2014)	249.2	235.3
Total investments	27,097.8	26,542.5
Cash and cash equivalents	661.1	481.2
Short-term investments under securities loan agreements, including collateral delivered	241.5	325.4
Accrued investment income	295.3	285.2
Reinsurance recoverable	1,838.8	1,929.5
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,244.7	939.1
Notes receivable from affiliate	175.0	175.0
Current income tax recoverable	10.5	10.1
Due from affiliates	56.0	60.6
Property and equipment	71.3	74.8
Other assets	167.0	170.0
Assets held in separate accounts	58,910.6	62,808.1
Total assets	$ 90,769.6	$ 93,801.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2015 and 2014
(In millions, except share and per share data)

	As of December 31,	
	2015	**2014**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 27,068.0	$ 25,129.9
Payable for securities purchased	52.5	12.1
Payables under securities loan agreements, including collateral held	541.3	617.1
Long-term debt	4.9	4.9
Due to affiliates	132.2	111.1
Derivatives	115.1	217.0
Deferred income taxes	133.0	367.5
Other liabilities	443.0	572.0
Liabilities related to separate accounts	58,910.6	62,808.1
Total liabilities	87,400.6	89,839.7
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2015 and 2014; $50 par value per share)	2.8	2.8
Additional paid-in capital	3,272.6	3,583.9
Accumulated other comprehensive income (loss)	386.8	841.5
Retained earnings (deficit)	(293.2)	(466.4)
Total shareholder's equity	3,369.0	3,961.8
Total liabilities and shareholder's equity	$ 90,769.6	$ 93,801.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

		Year Ended December 31,				
		2015		**2014**		**2013**
Revenues:						
Net investment income	$	1,409.8	$	1,389.4	$	1,367.0
Fee income		765.3		784.1		744.3
Premiums		657.1		88.8		37.3
Broker-dealer commission revenue		229.7		244.9		242.1
Net realized capital gains (losses):						
Total other-than-temporary impairments		(44.7)		(7.1)		(9.4)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		1.2		—		(3.5)
Net other-than-temporary impairments recognized in earnings		(45.9)		(7.1)		(5.9)
Other net realized capital gains (losses)		(231.3)		(132.5)		(136.3)
Total net realized capital gains (losses)		(277.2)		(139.6)		(142.2)
Other revenue		(1.6)		4.4		(1.8)
Total revenues		2,783.1		2,372.0		2,246.7
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		1,422.3		927.8		747.1
Operating expenses		772.5		783.9		708.7
Broker-dealer commission expense		229.7		244.9		242.1
Net amortization of Deferred policy acquisition costs and Value of business acquired		132.6		109.2		58.3
Total benefits and expenses		2,557.1		2,065.8		1,756.2
Income (loss) before income taxes		226.0		306.2		490.5
Income tax expense (benefit)		52.8		74.5		207.0
Net income (loss)	$	173.2	$	231.7	$	283.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

| | Year Ended December 31, | | |
	2015	2014	2013
Net income (loss)	$ 173.2	$ 231.7	$ 283.5
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	(693.4)	531.8	(907.4)
Other-than-temporary impairments	2.8	5.1	2.7
Pension and other postretirement benefits liability	(2.3)	(2.2)	(2.2)
Other comprehensive income (loss), before tax	(692.9)	534.7	(906.9)
Income tax expense (benefit) related to items of other comprehensive income (loss)	(238.2)	188.6	(379.3)
Other comprehensive income (loss), after tax	(454.7)	346.1	(527.6)
Comprehensive income (loss)	$ (281.5)	$ 577.8	$ (244.1)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance as of January 1, 2013	$ 2.8	$ 4,217.2	$ 1,023.0	$ (981.6)	$ 4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and distributions of capital	—	(264.0)	—	—	(264.0)
Employee related benefits	—	0.1	—	—	0.1
Balance as of December 31, 2013	2.8	3,953.3	495.4	(698.1)	3,753.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	231.7	231.7
Other comprehensive income (loss), after tax	—	—	346.1	—	346.1
Total comprehensive income (loss)					577.8
Dividends paid and distributions of capital	—	(371.0)	—	—	(371.0)
Employee related benefits	—	1.6	—	—	1.6
Balance as of December 31, 2014	2.8	3,583.9	841.5	(466.4)	3,961.8
Comprehensive income (loss):					
Net income (loss)	—	—	—	173.2	173.2
Other comprehensive income (loss), after tax	—	—	(454.7)	—	(454.7)
Total comprehensive income (loss)					(281.5)
Dividends paid and distributions of capital	—	(321.0)	—	—	(321.0)
Employee related benefits	—	9.7	—	—	9.7
Balance as of December 31, 2015	$ 2.8	$ 3,272.6	$ 386.8	$ (293.2)	$ 3,369.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Year Ended December 31,		
	2015	2014	2013
Cash Flows from Operating Activities:			
Net income (loss)	$ 173.2	$ 231.7	$ 283.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(83.5)	(77.4)	(79.5)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	133.9	110.9	60.1
Net accretion/amortization of discount/premium	7.1	9.6	24.4
Future policy benefits, claims reserves and interest credited	1,193.5	616.7	559.9
Deferred income tax (benefit) expense	(1.3)	(11.2)	62.3
Net realized capital losses	277.2	139.6	142.2
Depreciation	3.6	3.6	3.6
Change in:			
Accrued investment income	(10.1)	(0.2)	(12.0)
Reinsurance recoverable	90.7	87.1	137.1
Other receivables and asset accruals	2.0	(59.0)	(7.3)
Due to/from affiliates	25.7	(8.2)	63.4
Other payables and accruals	(56.8)	71.0	(114.9)
Other, net	0.2	(10.6)	(18.5)
Net cash provided by operating activities	1,755.4	1,103.6	1,104.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,372.8	3,071.1	3,618.7
Equity securities, available-for-sale	17.4	14.1	0.7
Mortgage loans on real estate	557.2	504.6	270.9
Limited partnerships/corporations	47.8	43.9	35.1
Acquisition of:			
Fixed maturities	(5,257.7)	(3,300.6)	(4,368.6)
Equity securities, available-for-sale	(28.0)	—	(9.2)
Mortgage loans on real estate	(773.3)	(621.3)	(794.2)
Limited partnerships/corporations	(95.7)	(103.1)	(20.0)
Derivatives, net	(46.7)	(25.2)	(276.6)
Policy loans, net	9.3	2.9	(1.1)
Short-term investments, net	241.5	(226.4)	664.9
Collateral received (delivered), net	8.1	163.1	(38.5)
Purchases of fixed assets, net	(0.1)	—	(0.2)
Net cash used in investing activities	(1,947.4)	(476.9)	(918.1)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

| | | Year Ended December 31, | | | | |
		2015		2014		2013
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,195.1	$	2,355.5	$	2,723.4
Maturities and withdrawals from investment contracts		(2,439.7)		(2,580.4)		(2,709.3)
Receipts on deposit contracts		—		124.7		87.1
Settlements on deposit contracts		(63.2)		(54.9)		(7.9)
Excess tax benefits on share-based compensation		0.7		1.7		—
Dividends paid and return of capital distribution		(321.0)		(371.0)		(264.0)
Net cash provided by (used in) financing activities		371.9		(524.4)		(170.7)
Net increase in cash and cash equivalents		179.9		102.3		15.5
Cash and cash equivalents, beginning of period		481.2		378.9		363.4
Cash and cash equivalents, end of period	$	661.1	$	481.2	$	378.9
Supplemental cash flow information:						
Income taxes paid (received), net	$	54.2	$	168.3	$	102.6
Interest paid		0.1		—		—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries, including the Company. On April 11, 2013, Voya Financial, Inc. announced plans to rebrand as Voya Financial. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership of Voya Financial, Inc. to 57%.

Throughout 2014, ING Group completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial, Inc. in a series of registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 19,447,847 shares of its common stock from ING Group. As of the end of 2014, ING Group's ownership of Voya Financial, Inc. had been reduced to approximately 19%.

In March of 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group.

As a result of these transactions, ING Group satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations, pension plans and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Additionally, the Company provides pension risk transfer solutions to institutional customers who may or may not utilize our other products and are looking to transfer their defined benefit plan obligations to the Company. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated career agents associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors") and financial planners.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products and pension risk transfer solutions are also provided to institutional plan sponsors where we may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.   These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports,

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2015, 2014 and 2013. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIAs which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent such as the dividends received deduction which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/ policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

Repurchase Agreements
In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-11, "Transfers and Servicing (Accounting Standards Codification ("ASC") Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), which (1) changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and (2) requires separate accounting for a transfer of a financial asset executed with a repurchase agreement with the same counterparty. This results in secured borrowing accounting for the repurchase agreement. The amendments also require additional disclosures for certain transactions accounted for as a sale and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.

The provisions of ASU 2014-11 were adopted by the Company on January 1, 2015, with the exception of disclosure amendments for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings, which were adopted April 1, 2015. The adoption of the January 1, 2015 provisions had no effect on the Company's financial condition, results of operations or cash flows. The disclosures required by ASU 2014-11 are included in the *Investments* Note to these Consolidated Financial Statements.

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 were adopted prospectively by the Company on January 1, 2015. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Financial Instruments
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 should be reported on a modified retrospective basis, with a cumulative-effect adjustment to balance sheet as of the beginning of the year of adoption, except for certain provisions that should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-01.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Consolidations

In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The provisions of ASU 2015-02 are effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015, with early adoption permitted, using either a retrospective or modified retrospective approach. The Company plans to adopt the provisions of ASU 2015-02 on January 1, 2016 using the modified retrospective approach, and does not expect ASU 2015-02 to have an impact on the Company's financial condition or results of operations, but to impact disclosures only.

Hybrid Financial Instruments

In November 2014, the FASB issued ASU 2014-16, "Derivatives and Hedging (ASC Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity" ("ASU 2014-16"), which requires an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including all embedded derivative features.

The provisions of ASU 2014-16 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. Initial adoption of ASU 2014-16 may be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or on a full retrospective basis, with application to all prior periods presented. The Company does not expect ASU 2014-16 to have an impact on the Company's financial condition, results of operations or cash flows.

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which was January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2015:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 616.6	$ 105.1	$ 0.3	$ —	$ 721.4	$ —
U.S. Government agencies and authorities	4.3	—	—	—	4.3	—
State, municipalities and political subdivisions	589.9	13.8	7.9	—	595.8	—
U.S. corporate public securities	9,472.4	384.9	256.8	—	9,600.5	1.4
U.S. corporate private securities	2,336.0	86.3	62.4	—	2,359.9	—
Foreign corporate public securities and foreign governments[1]	2,868.7	95.0	151.5	—	2,812.2	—
Foreign corporate private securities[1]	2,678.8	96.1	63.5	—	2,711.4	—
Residential mortgage-backed securities:						
Agency	1,579.5	105.3	4.8	12.8	1,692.8	—
Non-Agency	181.6	46.3	2.1	10.6	236.4	6.4
Total Residential mortgage-backed securities	1,761.1	151.6	6.9	23.4	1,929.2	6.4
Commercial mortgage-backed securities	1,228.9	49.5	3.5	—	1,274.9	6.7
Other asset-backed securities	240.7	9.9	1.4	—	249.2	2.4
Total fixed maturities, including securities pledged	21,797.4	992.2	554.2	23.4	22,258.8	16.9
Less: Securities pledged	252.3	16.0	19.1	—	249.2	—
Total fixed maturities	21,545.1	976.2	535.1	23.4	22,009.6	16.9
Equity securities	116.7	14.6	—	—	131.3	—
Total fixed maturities and equity securities investments	$ 21,661.8	$ 990.8	$ 535.1	$ 23.4	$ 22,140.9	$ 16.9

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2014:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 649.0	$ 124.1	$ —	$ —	$ 773.1	$ —
U.S. Government agencies and authorities	45.7	0.9	—	—	46.6	—
State, municipalities and political subdivisions	259.0	18.3	0.1	—	277.2	—
U.S. corporate public securities	8,345.9	762.9	40.2	—	9,068.6	1.5
U.S. corporate private securities	2,020.8	139.5	8.9	—	2,151.4	—
Foreign corporate public securities and foreign governments[1]	2,778.3	159.1	50.3	—	2,887.1	—
Foreign corporate private securities[1]	2,707.1	189.4	5.7	—	2,890.8	—
Residential mortgage-backed securities:						
Agency	1,613.5	125.4	3.6	15.7	1,751.0	0.2
Non-Agency	227.9	54.6	2.2	12.1	292.4	8.7
Total Residential mortgage-backed securities	1,841.4	180.0	5.8	27.8	2,043.4	8.9
Commercial mortgage-backed securities	998.9	79.2	0.1	—	1,078.0	6.7
Other asset-backed securities	389.0	13.1	1.7	—	400.4	2.6
Total fixed maturities, including securities pledged	20,035.1	1,666.5	112.8	27.8	21,616.6	19.7
Less: Securities pledged	224.4	17.8	6.9	—	235.3	—
Total fixed maturities	19,810.7	1,648.7	105.9	27.8	21,381.3	19.7
Equity securities	107.4	14.5	—	—	121.9	—
Total fixed maturities and equity securities investments	$ 19,918.1	$ 1,663.2	$ 105.9	$ 27.8	$ 21,503.2	$ 19.7

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2015, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 517.8	$ 526.1
After one year through five years	4,368.7	4,505.6
After five years through ten years	6,569.5	6,598.3
After ten years	7,110.7	7,175.5
Mortgage-backed securities	2,990.0	3,204.1
Other asset-backed securities	240.7	249.2
Fixed maturities, including securities pledged	$ 21,797.4	$ 22,258.8

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2015 and 2014, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2015				
Communications	$ 1,218.8	$ 67.1	$ 28.6	$ 1,257.3
Financial	2,651.5	146.8	13.1	2,785.2
Industrial and other companies	7,778.2	267.7	180.7	7,865.2
Energy	2,655.2	26.1	261.8	2,419.5
Utilities	2,150.7	122.1	21.8	2,251.0
Transportation	560.6	14.0	13.8	560.8
Total	$ 17,015.0	$ 643.8	$ 519.8	$ 17,139.0
December 31, 2014				
Communications	$ 1,226.1	$ 136.8	$ 2.4	$ 1,360.5
Financial	2,310.5	221.4	1.6	2,530.3
Industrial and other companies	6,943.6	483.5	43.3	7,383.8
Energy	2,685.1	152.1	48.2	2,789.0
Utilities	1,889.6	193.0	2.8	2,079.8
Transportation	450.7	40.3	1.3	489.7
Total	$ 15,505.6	$ 1,227.1	$ 99.6	$ 16,633.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2015 and 2014, approximately 63.8% and 57.3%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2015 and 2014, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2015 and 2014, the fair value of loaned securities was $178.9 and $174.9, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $185.9 and $182.0, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, liabilities to return collateral of $185.9 and $182.0, respectively, is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2015	December 31, 2014
U.S. Treasuries	$ —	$ 55.7
U.S. corporate public securities	111.7	68.8
Foreign corporate public securities and foreign governments	74.2	57.5
Payables under securities loan agreements	$ 185.9	$ 182.0

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $0.4 and $0.7 as of December 31, 2015 and 2014, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2015:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 69.4	$ 0.3	$ —	$ —	$ —	$ —	$ 69.4	$ 0.3
U.S. Government, agencies and authorities	—	—	—	—	—	—	—	—
State, municipalities and political subdivisions	191.3	2.2	150.3	5.7	—	—	341.6	7.9
U.S. corporate public securities	1,764.0	67.6	1,708.3	136.4	209.6	52.8	3,681.9	256.8
U.S. corporate private securities	373.2	10.9	410.5	43.8	35.8	7.7	819.5	62.4
Foreign corporate public securities and foreign governments	670.0	33.8	485.8	55.8	195.7	61.9	1,351.5	151.5
Foreign corporate private securities	546.0	42.1	213.3	16.5	19.6	4.9	778.9	63.5
Residential mortgage-backed	116.5	1.7	42.3	0.9	128.4	4.3	287.2	6.9
Commercial mortgage-backed	156.9	1.4	78.8	2.1	—	—	235.7	3.5
Other asset-backed	22.6	0.1	0.4	— *	13.7	1.3	36.7	1.4
Total	$3,909.9	$ 160.1	$3,089.7	$ 261.2	$ 602.8	$ 132.9	$ 7,602.4	$ 554.2

*Less than $0.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2014:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 12.4	$ — *	$ —	$ —	$ —	$ —	$ 12.4	$ — *
U.S. Government, agencies and authorities	2.3	— *	—	—	—	—	2.3	— *
State, municipalities and political subdivisions	22.5	0.1	—	—	—	—	22.5	0.1
U.S. corporate public securities	611.8	18.0	14.9	1.4	612.8	20.8	1,239.5	40.2
U.S. corporate private securities	160.3	2.0	19.9	0.1	100.0	6.8	280.2	8.9
Foreign corporate public securities and foreign governments	545.4	33.5	9.7	0.2	324.4	16.6	879.5	50.3
Foreign corporate private securities	125.6	2.2	—	—	25.8	3.5	151.4	5.7
Residential mortgage-backed	94.5	0.7	25.2	0.6	163.1	4.5	282.8	5.8
Commercial mortgage-backed	59.1	0.1	—	—	—	—	59.1	0.1
Other asset-backed	27.0	0.1	—	—	18.4	1.6	45.4	1.7
Total	$1,660.9	$ 56.7	$ 69.7	$ 2.3	$1,244.5	$ 53.8	$ 2,975.1	$ 112.8

*Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 81.9% and 95.9% of the average book value as of December 31, 2015 and 2014, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2015						
Six months or less below amortized cost	$ 3,980.3	$ 747.5	$ 141.7	$ 211.4	762	104
More than six months and twelve months or less below amortized cost	3,001.4	27.6	156.6	13.4	485	2
More than twelve months below amortized cost	382.5	17.3	26.9	4.2	144	2
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108
December 31, 2014						
Six months or less below amortized cost	$ 1,690.4	$ 59.7	$ 50.5	$ 13.2	341	13
More than six months and twelve months or less below amortized cost	115.1	—	6.7	—	34	—
More than twelve months below amortized cost	1,220.5	2.2	41.8	0.6	223	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2015						
U.S. Treasuries	$ 69.7	$ —	$ 0.3	$ —	14	—
U.S. Government, agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	349.5	—	7.9	—	117	—
U.S. corporate public securities	3,565.2	373.5	153.5	103.3	651	58
U.S. corporate private securities	791.0	90.9	34.6	27.8	87	4
Foreign corporate public securities and foreign governments	1,211.9	291.1	63.6	87.9	254	40
Foreign corporate private securities	807.3	35.1	53.9	9.6	85	5
Residential mortgage-backed	294.1	—	6.9	—	130	—
Commercial mortgage-backed	239.2	—	3.5	—	38	—
Other asset-backed	36.3	1.8	1.0	0.4	15	1
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108
December 31, 2014						
U.S. Treasuries	$ 12.4	$ —	$ — *	$ —	1	—
U.S. Government, agencies and authorities	2.3	—	— *	—	1	—
State, municipalities and political subdivisions	22.6	—	0.1	—	8	—
U.S. corporate public securities	1,270.1	9.6	38.1	2.1	224	4
U.S. corporate private securities	273.6	15.5	5.3	3.6	30	1
Foreign corporate public securities and foreign governments	903.6	26.2	44.5	5.8	165	5
Foreign corporate private securities	148.7	8.4	4.0	1.7	20	1
Residential mortgage-backed	288.6	— *	5.8	— *	124	2
Commercial mortgage-backed	59.2	—	0.1	—	11	—
Other asset-backed	44.9	2.2	1.1	0.6	14	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

* Less than $0.1.

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2015 and 2014, the Company had no new troubled debt restructurings for private placement or commercial mortgage loans.

As of December 31, 2015 the Company held 8 commercial mortgage troubled debt restructured loans with a carrying value of $5.9. These 8 commercial mortgage loans were restructured in August 2013 with a pre-modification and post modification carrying value of $18.6. These loans represent what remains of an initial portfolio of 20 restructures with a pre-modification and post modification carrying value of $39.4. This portfolio of loans is comprised of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2015, these loans have repaid $33.5 in principal.

As of December 31, 2015 and 2014, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2015			December 31, 2014		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 10.7	$ 3,719.6	$ 3,730.3	$ 32.4	$ 3,481.7	$ 3,514.1
Collective valuation allowance for losses	N/A	(1.2)	(1.2)	N/A	(1.1)	(1.1)
Total net commercial mortgage loans	$ 10.7	$ 3,718.4	$ 3,729.1	$ 32.4	$ 3,480.6	$ 3,513.0

N/A - Not Applicable

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2015 and 2014.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2015	December 31, 2014
Collective valuation allowance for losses, balance at January 1	$ 1.1	$ 1.2
Addition to (reduction of) allowance for losses	0.1	(0.1)
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.1

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2015	December 31, 2014
Impaired loans without allowances for losses	$ 10.7	$ 32.4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 10.7	$ 32.4
Unpaid principal balance of impaired loans	$ 12.2	$ 33.9

As of December 31, 2015 and 2014 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2015	December 31, 2014
Troubled debt restructured loans	$ 5.9	$ 27.3

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2015 and 2014.

There were two loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2015, with a total amortized cost of $1.0. There were no loans in arrears, with respect to principal and interest as of December 31, 2014.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Impaired loans, average investment during the period (amortized cost)[1]	$ 21.6	$ 37.6	$ 24.2
Interest income recognized on impaired loans, on an accrual basis[1]	1.2	2.2	1.4
Interest income recognized on impaired loans, on a cash basis[1]	1.3	2.1	1.4
Interest income recognized on troubled debt restructured loans, on an accrual basis	0.8	1.8	1.0

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2015 [1]	December 31, 2014 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 395.1	$ 411.0
>50% - 60%	969.4	824.1
>60% - 70%	2,158.2	2,107.9
>70% - 80%	204.8	159.7
>80% and above	2.8	11.4
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2015 [1]	December 31, 2014 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,957.7	$ 2,600.1
>1.25x - 1.5x	494.5	520.0
>1.0x - 1.25x	208.6	258.7
Less than 1.0x	38.6	131.3
Commercial mortgage loans secured by land or construction loans	30.9	4.0
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2015 [1]		December 31, 2014 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 867.5	23.3%	$ 802.6	22.8%
South Atlantic	857.3	23.0%	746.5	21.2%
Middle Atlantic	556.1	14.9%	505.8	14.4%
West South Central	414.8	11.1%	448.4	12.8%
Mountain	304.1	8.2%	274.0	7.8%
East North Central	380.8	10.2%	355.3	10.1%
New England	81.4	2.2%	74.8	2.1%
West North Central	208.6	5.6%	219.6	6.3%
East South Central	59.7	1.5%	87.1	2.5%
Total Commercial mortgage loans	$ 3,730.3	100.0%	$ 3,514.1	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2015 [1]		December 31, 2014 [1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,330.8	35.7%	$ 1,236.4	35.2%
Industrial	741.3	19.9%	796.8	22.7%
Apartments	630.4	16.9%	550.6	15.7%
Office	586.3	15.7%	443.1	12.6%
Hotel/Motel	177.6	4.7%	149.7	4.2%
Mixed Use	47.1	1.3%	142.8	4.1%
Other	216.8	5.8%	194.7	5.5%
Total Commercial mortgage loans	$ 3,730.3	100.0%	$ 3,514.1	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2015 [1]	December 31, 2014 [1]
Year of Origination:		
2015	$ 745.3	$ —
2014	558.0	580.0
2013	709.2	758.8
2012	748.2	854.5
2011	553.2	674.4
2010	48.4	66.0
2009 and prior	368.0	580.4
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2015		**2014**		**2013**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ 8.5	8	$ 1.7	3	$ —	—
Foreign corporate public securities and foreign governments[1]	34.2	9	3.7	7	1.8	1
Foreign corporate private securities[1]	0.7	1	—	—	—	—
Residential mortgage-backed	2.4	26	1.6	26	3.4	35
Commercial mortgage-backed	—	—	0.1	2	0.3	3
Other asset-backed	0.1	1	— *	1	0.3	2
Equity securities	—	—	—	—	0.1	1
Total	$ 45.9	45	$ 7.1	39	$ 5.9	42

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

The above tables include $3.8, $1.6 and $4.8 of write-downs related to credit impairments for the years ended December 31, 2015, 2014 and 2013, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $42.1, $5.5 and $1.1 in write-downs for the years ended December 31, 2015, 2014 and 2013, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2015		**2014**		**2013**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ 8.5	7	$ 1.6	3	$ —	—
Foreign corporate public securities and foreign governments[1]	32.5	8	3.7	7	—	—
Foreign corporate private securities[1]	—	—	—	—	—	—
Residential mortgage-backed	1.1	5	0.1	3	0.8	6
Commercial mortgage-backed	—	—	0.1	2	0.3	3
Other asset-backed	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Total	$ 42.1	20	$ 5.5	15	$ 1.1	9

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,					
		2015		2014		2013
Balance at January 1	$	22.4	$	28.0	$	28.4
Additional credit impairments:						
On securities not previously impaired		—		0.7		1.1
On securities previously impaired		1.3		0.9		1.8
Reductions:						
Increase in cash flows		0.2		0.6		—
Securities sold, matured, prepaid or paid down		4.2		6.6		3.3
Balance at December 31	$	19.3	$	22.4	$	28.0

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,					
		2015		2014		2013
Fixed maturities	$	1,230.0	$	1,216.3	$	1,199.4
Equity securities, available-for-sale		4.2		7.1		2.8
Mortgage loans on real estate		194.6		172.7		157.1
Policy loans		12.0		13.3		13.1
Short-term investments and cash equivalents		0.6		0.5		0.9
Other		21.9		30.6		42.6
Gross investment income		1,463.3		1,440.5		1,415.9
Less: investment expenses		53.5		51.1		48.9
Net investment income	$	1,409.8	$	1,389.4	$	1,367.0

As of December 31, 2015, the Company had $1.1 of investments in fixed maturities that did not produce net investment income. As of December 31, 2014, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2015	**2014**	**2013**
Fixed maturities, available-for-sale, including securities pledged	$ (65.2) $	(14.7) $	0.3
Fixed maturities, at fair value option	(141.2)	(74.6)	(151.5)
Equity securities, available-for-sale	(0.3)	1.3	0.1
Derivatives	(13.7)	50.6	(72.1)
Embedded derivatives - fixed maturities	(4.4)	(1.2)	(24.7)
Guaranteed benefit derivatives	(52.4)	(101.2)	105.5
Other investments	—	0.2	0.2
Net realized capital gains (losses)	$ (277.2) $	(139.6) $	(142.2)
After-tax net realized capital gains (losses)	$ (180.2) $	(90.7) $	(160.0)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2015	**2014**	**2013**
Proceeds on sales	$ 1,835.4 $	1,616.3 $	1,830.0
Gross gains	24.6	24.4	23.8
Gross losses	48.7	35.2	22.1

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To-Be-Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2015			December 31, 2014		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 285.3	$ 60.1	$ —	$ 513.3	$ 104.4	$ —
Foreign exchange contracts	51.2	10.7	—	51.2	7.7	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	25,309.1	362.3	104.0	27,632.9	432.8	209.2
Foreign exchange contracts	144.6	13.9	10.7	130.1	10.6	7.7
Equity contracts	15.9	—	0.1	14.0	—	0.1
Credit contracts	407.5	3.3	0.3	384.0	6.5	—
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	23.4	—	N/A	27.8	—
Within products	N/A	—	184.1	N/A	—	129.2
Within reinsurance agreements	N/A	—	(71.6)	N/A	—	(13.0)
Managed custody guarantees	N/A	—	0.3	N/A	—	—
Total		$ 473.7	$ 227.9		$ 589.8	$ 333.2

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2015 and 2014. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

| | December 31, 2015 | | |
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 407.5	$ 3.3	$ 0.3
Foreign exchange contracts	195.8	24.6	10.7
Interest rate contracts	22,965.5	422.4	103.4
		450.3	114.4
Counterparty netting[1]		(111.7)	(111.7)
Cash collateral netting[1]		(298.0)	(0.3)
Securities collateral netting[1]		(11.0)	(2.4)
Net receivables/payables		$ 29.6	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

| | December 31, 2014 | | |
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 384.0	$ 6.5	$ —
Foreign exchange contracts	181.3	18.3	7.7
Interest rate contracts	28,146.2	537.2	209.2
		562.0	216.9
Counterparty netting[1]		(216.2)	(216.2)
Cash collateral netting[1]		(291.5)	—
Securities collateral netting[1]		(6.6)	—
Net receivables/payables		$ 47.7	$ 0.7

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2015, the Company held $120.3 and $179.5 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2014, the Company held $161.5 and $130.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2015, the Company delivered $70.3 of securities and held $11.1 of securities as collateral. As of December 31, 2014, the Company delivered $60.4 of securities and held $6.6 of securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2015	**2014**	**2013**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 0.7	$ 0.2	$ 0.2
Foreign exchange contracts	0.6	0.5	0.1
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(16.1)	41.0	(92.8)
Foreign exchange contracts	1.3	4.8	10.0
Equity contracts	(0.7)	1.8	3.4
Credit contracts	0.5	2.3	7.0
Embedded derivatives:			
Within fixed maturity investments[2]	(4.4)	(1.2)	(24.7)
Within products[2]	(52.3)	(101.4)	105.3
Within reinsurance agreements[3]	58.5	(41.0)	54.0
Managed custody guarantees[2]	(0.1)	0.2	0.2
Total	$ (12.0)	$ (92.8)	$ 62.7

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2015, 2014 and 2013, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2015, the fair value of credit default swaps of $3.3 and $0.3 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2014, the fair value of credit default swaps of $6.5 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   **Fair Value Measurements**

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 660.4	$ 61.0	$ —	$ 721.4
U.S. Government agencies and authorities	—	4.3	—	4.3
State, municipalities and political subdivisions	—	595.8	—	595.8
U.S. corporate public securities	—	9,598.2	2.3	9,600.5
U.S. corporate private securities	—	1,963.5	396.4	2,359.9
Foreign corporate public securities and foreign governments[1]	—	2,811.7	0.5	2,812.2
Foreign corporate private securities [1]	—	2,553.3	158.1	2,711.4
Residential mortgage-backed securities	—	1,901.0	28.2	1,929.2
Commercial mortgage-backed securities	—	1,262.3	12.6	1,274.9
Other asset-backed securities	—	236.1	13.1	249.2
Total fixed maturities, including securities pledged	660.4	20,987.2	611.2	22,258.8
Equity securities, available-for-sale	83.8	—	47.5	131.3
Derivatives:				
Interest rate contracts	—	422.4	—	422.4
Foreign exchange contracts	—	24.6	—	24.6
Equity contracts	—	—	—	—
Credit contracts	—	3.3	—	3.3
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	—	—	902.6
Assets held in separate accounts	54,283.0	4,623.6	4.0	58,910.6
Total assets	$ 55,929.8	$ 26,061.1	$ 662.7	$ 82,653.6
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	161.3	161.3
Other derivatives:				
Interest rate contracts	0.6	103.4	—	104.0
Foreign exchange contracts	—	10.7	—	10.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	0.3	—	0.3
Embedded derivative on reinsurance	—	(71.6)	—	(71.6)
Total liabilities	$ 0.7	$ 42.8	$ 184.4	$ 227.9

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 712.9	$ 60.2	$ —	$ 773.1
U.S. Government agencies and authorities	—	46.6	—	46.6
State, municipalities and political subdivisions	—	277.2	—	277.2
U.S. corporate public securities	—	9,049.3	19.3	9,068.6
U.S. corporate private securities	—	1,795.9	355.5	2,151.4
Foreign corporate public securities and foreign governments[1]	—	2,887.1	—	2,887.1
Foreign corporate private securities [1]	—	2,725.1	165.7	2,890.8
Residential mortgage-backed securities	—	2,026.1	17.3	2,043.4
Commercial mortgage-backed securities	—	1,059.0	19.0	1,078.0
Other asset-backed securities	—	398.0	2.4	400.4
Total fixed maturities, including securities pledged	712.9	20,324.5	579.2	21,616.6
Equity securities, available-for-sale	85.3	—	36.6	121.9
Derivatives:				
Interest rate contracts	—	537.2	—	537.2
Foreign exchange contracts	—	18.3	—	18.3
Equity contracts	—	—	—	—
Credit contracts	—	6.5	—	6.5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,046.6	—	1.5	1,048.1
Assets held in separate accounts	57,492.6	5,313.1	2.4	62,808.1
Total assets	$ 59,337.4	$ 26,199.6	$ 619.7	$ 86,156.7
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 26.3	$ 26.3
Stabilizer and MCGs	—	—	102.9	102.9
Other derivatives:				
Interest rate contracts	—	209.2	—	209.2
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(13.0)	—	(13.0)
Total liabilities	$ 0.1	$ 203.9	$ 129.2	$ 333.2

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> _U.S. Treasuries:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> _U.S. Government agencies and authorities, State, municipalities and political subdivisions:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> _U.S. corporate public securities, Foreign corporate public securities, and foreign governments:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> _U.S. corporate private securities and Foreign corporate private securities:_ Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> _RMBS, CMBS and ABS:_ Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2015, $597.3 and $17.0 billion of a total fair value of $22.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2014, $537.1 and $16.4 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2015 and 2014. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2015										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. Corporate public securities	19.3	—	(0.2)	—	—	—	(0.8)	—	(16.0)	2.3	—
U.S. Corporate private securities	355.5	(0.1)	(14.8)	138.0	—	(2.5)	(91.0)	11.3	—	396.4	(0.2)
Foreign corporate public securities and foreign governments[1]	—	(1.7)	(0.1)	—	—	—	(2.1)	4.4	—	0.5	(1.7)
Foreign corporate private securities[1]	165.7	(0.5)	(1.8)	1.8	—	—	(33.8)	26.7	—	158.1	(0.7)
Residential mortgage-backed securities	17.3	(4.0)	(1.5)	9.8	—	—	—	6.6	—	28.2	(4.0)
Commercial mortgage-backed securities	19.0	—	(0.1)	14.8	—	—	(2.1)	—	(19.0)	12.6	—
Other asset-backed securities	2.4	—	—	12.4	—	—	(0.8)	5.3	(6.2)	13.1	—
Total fixed maturities, including securities pledged	579.2	(6.3)	(18.5)	176.8	—	(2.5)	(130.6)	54.3	(41.2)	611.2	(6.6)
Equity securities, available-for-sale	36.6	—	0.6	10.3	—	—	—	—	—	47.5	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(102.9)	(53.7)	—	—	(4.7)	—	—	—	—	(161.3)	—
FIA[2]	(26.3)	1.3	—	—	(0.1)	—	2.0	—	—	(23.1)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1.5	—	—	—	—	—	(1.5)	—	—	—	—
Assets held in separate accounts[5]	2.4	(0.1)	—	4.1	—	(0.1)	—	—	(2.3)	4.0	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2014										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. government agencies and authorities	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (5.1)	$ —	$ —
U.S. Corporate public securities	39.3	0.1	(0.7)	1.0	—	—	(20.4)	—	—	19.3	0.1
U.S. Corporate private securities	106.0	(0.1)	(1.0)	99.2	—	—	—	151.4	—	355.5	(0.1)
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	42.8	0.1	(2.0)	56.3	—	—	(1.2)	83.0	(13.3)	165.7	0.1
Residential mortgage-backed securities	23.7	(1.1)	0.2	7.0	—	—	—	—	(12.5)	17.3	(1.1)
Commercial mortgage-backed securities	—	—	—	19.0	—	—	—	—	—	19.0	—
Other asset-backed securities	17.7	1.2	(0.9)	—	—	—	(10.1)	—	(5.5)	2.4	—
Total fixed maturities, including securities pledged	234.6	0.2	(4.4)	182.5	—	—	(31.7)	234.4	(36.4)	579.2	(1.0)
Equity securities, available-for-sale	35.9	—	0.7	—	—	—	—		—	36.6	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	—	(98.2)	—	—	(4.7)	—	—	—	—	(102.9)	—
FIA[2]	(23.1)	(3.0)	—	—	(0.2)	—	—	—	—	(26.3)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	1.5	—	—	—	—	—	1.5	—
Assets held in separate accounts[5]	13.1	0.1	—	1.3	—	(4.4)	—	0.2	(7.9)	2.4	(0.1)

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2015 and 2014, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2015:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.3%
Nonperformance risk	0.23% to 1.3%	0.23% to 1.3%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	90%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	10%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2014:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 7.6%
Nonperformance risk	0.13% to 1.1%	0.13% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 65% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-45%	0-15%
Stabilizer with Recordkeeping Agreements	13%	0-50%	0-25%	0-65%	0-25%
Aggregate of all plans	100%	0-50%	0-25%	0-65%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2015		December 31, 2014	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 22,258.8	$ 22,258.8	$ 21,616.6	$ 21,616.6
Equity securities, available-for-sale	131.3	131.3	121.9	121.9
Mortgage loans on real estate	3,729.1	3,881.1	3,513.0	3,680.6
Policy loans	229.8	229.8	239.1	239.1
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	902.5	1,048.1	1,048.1
Derivatives	450.3	450.3	562.0	562.0
Notes receivable from affiliates	175.0	208.4	175.0	216.7
Assets held in separate accounts	58,910.6	58,910.6	62,808.1	62,808.1
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	22,979.4	27,612.3	21,503.3	26,023.3
Supplementary contracts, immediate annuities and other	411.8	479.2	442.4	546.3
Deposit liabilities	194.8	194.8	201.1	201.1
Derivatives:				
Guaranteed benefit derivatives:				
FIA	23.1	23.1	26.3	26.3
Stabilizer and MCGs	161.3	161.3	102.9	102.9
Other derivatives	115.1	115.1	217.0	217.0
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(71.6)	(71.6)	(13.0)	(13.0)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated based on the fair value of the liabilities for the underlying contracts and are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2013	$ 296.5	$ 381.4	$ 677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance as of December 31, 2013	476.2	696.6	1,172.8
Deferrals of commissions and expenses	69.8	6.9	76.7
Amortization:			
Amortization	(91.0)	(113.3)	(204.3)
Interest accrued[1]	35.9	59.2	95.1
Net amortization included in the Consolidated Statements of Operations	(55.1)	(54.1)	(109.2)
Change in unrealized capital gains/losses on available-for-sale securities	(94.4)	(122.6)	(217.0)
Balance as of December 31, 2014	396.5	526.8	923.3
Deferrals of commissions and expenses	76.9	5.8	82.7
Amortization:			
Amortization	(106.8)	(117.9)	(224.7)
Interest accrued[1]	36.2	55.9	92.1
Net amortization included in the Consolidated Statements of Operations	(70.6)	(62.0)	(132.6)
Change in unrealized capital gains/losses on available-for-sale securities	117.6	238.1	355.7
Balance as of December 31, 2015	$ 520.4	$ 708.7	$ 1,229.1

[1] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2015 and 2014 and 1.0% to 7.0% during 2013.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2016	$ 56.2
2017	40.4
2018	36.2
2019	33.2
2020	30.0

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2015, the account value for the separate account contracts with guaranteed minimum benefits was $36.9 billion. The additional liability recognized related to minimum guarantees was $171.6. As of December 31, 2014, the account value for the separate account contracts with guaranteed minimum benefits was $39.0 billion. The additional liability recognized related to minimum guarantees was $111.5.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2015 and 2014 was $7.8 billion and $9.3 billion, respectively.

7. Reinsurance

At December 31, 2015, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2015, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting, for which the deposit receivable was $91.0 and $93.9 at December 31, 2015 and 2014, respectively. Refer to the _Related Party Transactions_ Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2015 and 2014, the Company had $1.8 billion and $1.9 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $8.4 and $9.7 were maintained for this contract as of December 31, 2015 and 2014, respectively.

Reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2015	2014
Reserves ceded and claims recoverable	$ 1,837.2	$ 1,927.8
Other	1.6	1.7
Total	$ 1,838.8	$ 1,929.5

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Premiums:			
Direct premiums	$ 657.2	$ 88.9	$ 37.4
Reinsurance assumed	—	0.1	0.1
Reinsurance ceded	(0.1)	(0.2)	(0.2)
Net premiums	$ 657.1	$ 88.8	$ 37.3

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

8.   **Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2015, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $321.0, $231.0 of which was paid on May 20, 2015 and $90.0 of which was paid on December 23, 2015. During the year ended December 31, 2014, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $371.0, $281.0 of which was paid on May 19, 2014 and $90.0 of which was paid on December 22, 2014. On December 23, 2015 and December 9, 2014, VFP paid a $115.0 and $95.0 dividend, respectively, to VRIAC, its parent. During the year ended December 31, 2015, DSL did not pay any dividends to VRIAC, its parent. On October 3, 2014, DSL paid a $30.0 dividend to VRIAC.

During the years ended December 31, 2015 and 2014, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $317.5, $321.7 and $175.2, for the years ended December 31, 2015, 2014 and 2013, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2015 and 2014.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

		December 31,				
		2015		**2014**		**2013**
Fixed maturities, net of OTTI	$	438.0	$	1,553.7	$	820.9
Equity securities, available-for-sale		14.6		14.5		15.5
Derivatives		208.3		202.6		133.0
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(196.4)		(552.4)		(335.3)
Premium deficiency reserve adjustment		(66.5)		(129.8)		(82.4)
Unrealized capital gains (losses), before tax		398.0		1,088.6		551.7
Deferred income tax asset (liability)		(18.1)		(255.5)		(66.1)
Unrealized capital gains (losses), after tax		379.9		833.1		485.6
Pension and other postretirement benefits liability, net of tax		6.9		8.4		9.8
AOCI	$	386.8	$	841.5	$	495.4

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2015		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,183.7)	$ 410.0	$ (773.7)
Equity securities	(0.2)	0.1	(0.1)
OTTI	2.8	(1.0)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	65.5	(22.9)	42.6
DAC/VOBA and Sales inducements	356.0 [1]	(124.6)	231.4
Premium deficiency reserve adjustment	63.3	(22.2)	41.1
Change in unrealized gains/losses on available-for-sale securities	(696.3)	239.4	(456.9)
Derivatives:			
Derivatives	19.7 [2]	(6.9)	12.8
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(14.0)	4.9	(9.1)
Change in unrealized gains/losses on derivatives	5.7	(2.0)	3.7
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.3) [3]	0.8	(1.5)
Change in pension and other postretirement benefits liability	(2.3)	0.8	(1.5)
Change in Other comprehensive income (loss)	$ (692.9)	$ 238.2	$ (454.7)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2014		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 713.0	$ (251.0)	$ 462.0
Equity securities	(1.3)	0.5	(0.8)
OTTI	5.1	(1.8)	3.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	15.0	(5.3)	9.7
DAC/VOBA and Sales inducements	(217.1) [1]	76.0	(141.1)
Premium deficiency reserve adjustment	(47.4)	16.6	(30.8)
Change in unrealized gains/losses on available-for-sale securities	467.3	(165.0)	302.3
Derivatives:			
Derivatives	77.0 [2]	(27.0)	50.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(7.4)	2.6	(4.8)
Change in unrealized gains/losses on derivatives	69.6	(24.4)	45.2
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ 534.7	$ (188.6)	$ 346.1

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2013		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and Sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See the *Income Taxes* Note to these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

		Year Ended December 31,				
		2015		**2014**		**2013**
Current tax expense (benefit):						
Federal	$	54.1	$	85.7	$	144.6
Total current tax expense (benefit)		54.1		85.7		144.6
Deferred tax expense (benefit):						
Federal		(1.3)		(11.2)		62.4
Total deferred tax expense (benefit)		(1.3)		(11.2)		62.4
Total income tax expense (benefit)	$	52.8	$	74.5	$	207.0

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2015		**2014**		**2013**
Income (loss) before income taxes	$	226.0	$	306.2	$	490.5
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		79.1		107.2		171.7
Tax effect of:						
Dividends received deduction		(23.7)		(30.7)		(26.6)
Valuation allowance		(3.6)		(0.4)		67.6
Audit settlements		(0.1)		(0.1)		(0.3)
Tax Credit		3.6		0.4		—
Other		(2.5)		(1.9)		(5.4)
Income tax expense (benefit)	$	52.8	$	74.5	$	207.0
Effective tax rate		23.4%		24.3%		42.2%

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2015	**2014**
Deferred tax assets		
Insurance reserves	$ 197.1	$ 219.1
Investments	197.9	190.8
Compensation and benefit	69.6	83.1
Other assets	8.6	7.4
Total gross assets before valuation allowance	473.2	500.4
Less: Valuation allowance	7.1	10.7
Assets, net of valuation allowance	466.1	489.7
Deferred tax liabilities		
Net unrealized investment (gains) losses	(208.0)	(573.0)
Deferred policy acquisition costs	(391.1)	(284.2)
Total gross liabilities	(599.1)	(857.2)
Net deferred income tax asset (liability)	$ (133.0)	$ (367.5)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2015 and December 31, 2014, the Company had total valuation allowances of approximately $7.1 and $10.7, respectively. As of December 31, 2015 and December 31, 2014, $126.4 and $130.0, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3), as of the end of each period, was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2015 and 2014, the decreases in the valuation allowance were $3.6 and $0.4, respectively, all of which were allocated to continuing operations. For the year ended, December 31, 2013, there was no net change in the valuation allowance, but the valuation allowance allocated to continuing operations increased $67.6 and the valuation allowance allocated to Other comprehensive income decreased $67.6.

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $10.5 as of December 31, 2015 and a receivable from Voya Financial, Inc. of $10.1 as of December 31, 2014, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc., will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2015 and 2014.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2015 and 2014.

Tax Regulatory Matters

During April 2015, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2013. The 2013 audit settlement did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2014 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2014 through 2016.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there was a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula which ended December 31, 2013.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.0, $6.2 and $6.5 for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.8, $10.6 and $10.8, for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2015 and 2014:

	Year Ended December 31,	
	2015	**2014**
Change in benefit obligation:		
Benefit obligation, January 1	$ 96.6	$ 84.1
Interest cost	4.1	4.0
Benefits paid	(5.3)	(4.8)
Actuarial (gains) losses on obligation	(7.3)	13.3
Benefit obligation, December 31	$ 88.1	$ 96.6

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2015 and 2014:

	December 31,	
	2015	**2014**
Accrued benefit cost	$ (88.1)	$ (96.6)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(3.7)	(4.9)
Net amount recognized	$ (91.8)	$ (101.5)

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2015 and 2014 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2015	2014
Discount rate	4.81%	4.36%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.81% was the appropriate discount rate as of December 31, 2015, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2015	2014	2013
Discount rate	4.36%	4.95%	4.05%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,		
	2015	2014	2013
Interest cost	$ 4.1	$ 4.0	$ 3.8
Amortization of prior service cost (credit)	(1.2)	(1.2)	(1.2)
Net (gain) loss recognition	(7.3)	13.3	(9.1)
Net periodic (benefit) cost	$ (4.4)	$ 16.1	$ (6.5)

Cash Flows

In 2016, the Company is expected to contribute $5.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2016 through 2020 and thereafter through 2025, are estimated to be $5.5, $5.6, $5.7, $5.6, $6.0 and $27.9, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2015. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from Voya Financial, Inc. and ING Group of $22.0, $25.1 and $17.0 for the years ended December 31, 2015, 2014 and 2013, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company recognized tax benefits of $7.7, $8.6 and $6.0 in 2015, 2014 and 2013, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2015, 2014 and 2013, were $12.5, $12.8 and $11.3, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

At December 31, 2015 and 2014, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2015, 2014 and 2013, rent expense for leases was $4.1, $3.8 and $4.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2015 and 2014, the Company had off-balance sheet commitments to acquire mortgage loans of $221.0 and $194.6, respectively, and purchase limited partnerships and private placement investments of $330.4 and $139.4, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2015		**2014**	
Other fixed maturities-state deposits	$	13.5	$	13.5
Securities pledged[1]		249.2		235.3
Total restricted assets	$	262.7	$	248.8

[1] Includes the fair value of loaned securities of $178.9 and $174.9 as of December 31, 2015 and 2014, respectively. In addition, as of December 31, 2015 and 2014, the Company delivered securities as collateral of $70.3 and $60.4, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2015, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $51.5, $50.2 and $48.5, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $235.1, $197.7 and $187.1, respectively.
- Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002, December 31, 2007 and October 1, 2008. For the years ended December 31, 2015, 2014 and 2013, net expenses related to the agreement were incurred in the amount of $26.7, $26.9 and $22.6, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2015, 2014 and 2013, VRIAC's net earnings related to the agreement were in the amount of $7.5, $8.1 and $8.2, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2015, 2014 and 2013, revenue under the VIM intercompany agreement was $35.0, $31.9 and $30.5, respectively.
- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of VRIAC. For the years ended December 31, 2015, 2014 and 2013 commission expenses incurred by VRIAC were $74.0, $71.6 and $71.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2015, 2014 and 2013, commissions were collected in the amount of $229.7, $244.9 and $242.1, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred under these intercompany agreements in the aggregate amount of $206.5, $231.5 and $230.5, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred under this service agreement in the amount of $2.8, $3.3 and $3.4, respectively.
- Administrative and advisory services agreements with Voya Investments, LLC and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $67.8, $45.5 and $34.0, respectively.

Reinsurance Agreements

The Company has entered into the following agreements that were accounted for under the deposit method with two of its affiliates. As of December 31, 2015 and 2014, the Company had deposit assets of $91.0 and $93.9, respectively, and deposit liabilities of $194.8 and $201.1, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%.

Investment Advisory and Other Fees

Effective January 1, 2007, VRIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. VRIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay VRIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $258.9, $210.4 and $152.4 (excludes fees paid to Voya Investment Management Co. LLC) in 2015, 2014 and 2013, respectively.

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Investments, LLC, an affiliate, pursuant to which Voya Investments, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2015, 2014 and 2013, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $379.7, $414.3 and $418.2, respectively. At December 31, 2015 and 2014, DSL had $30.1 and $33.0, respectively, receivable from Voya Investors Trust under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2015 and 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities. During the year ended December 31, 2013, interest on any Company borrowing was charged at the rate of Voya Financial, Inc.'s cost of funds for the interest period, plus 0.15%. During the year ended December 31, 2013, interest on any Voya Financial, Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred $0.1 interest expense for the year ended December 31, 2015. The Company incurred immaterial interest expense for the year ended December 31, 2014 and no interest expense for the year ended December 31, 2013. The Company earned interest income of $0.8 and $0.4 for the years ended December 31, 2015 and 2014, respectively. The Company earned no interest income for the year ended December 31, 2013. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2015 and 2014, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2015, 2014 and 2013.